Form 20-F
period 1997-12-31
GOLDEN STATE PETRO IOM I A PLC
filed 1998-10-28
CIK 1038460

SECURITIES AND EXCHANGE COMMISSION

                                    FORM 20-F



(   )           REGISTRATION STATEMENT PURSUANT TO SECTION 12

                (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                                       OR


(X)             ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

                THE SECURITIES EXCHANGE ACT OF 1934


                  For the fiscal year ended: December 31, 1997


                        Commission file number: 333-26227


                        GOLDEN STATE PETRO (IOM I-A) PLC
                        --------------------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                   ISLE OF MAN
                                   -----------
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)

              C/O 15-19 ATHOL STREET, DOUGLAS, ISLE OF MAN IM1 1LB
              ----------------------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)







This form contains 43 pages. The exhibit index is located on page 24.

Securities registered or to be registered pursuant to Section 12(b) of the Act.

              Title of each Class      Name of each exchange on which Registered
              -------------------      -----------------------------------------

              Not Applicable



Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                      None


Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                  Golden State Petroleum Transport Corporation
                  8.04% First Preferred Mortgage Notes Due 2019


Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                2 Shares of Common Stock, no par value per share


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                      Yes  X                           No
                          ---                             ---

Indicate by check mark which financial statement item the registrant has elected to follow.

                      Item 17       |_|                Item 18   X

                                     PART I


ITEM 1.    DESCRIPTION OF BUSINESS
----------------------------------

         Golden State Petroleum Transport Corporation, formed in 1996 as a special purpose Delaware corporation, issued Notes as agent on behalf of the Golden State Petro (IOM I-A) and Golden State Petro (IOM I-B) ("the Companies" or "the Owner's"). The Companies are special purpose entities formed as public limited companies in the Isle of Man. The proceeds from the offering and sale of the Term Notes, together with the proceeds of the sale of the Serial Notes, are being used by the Companies to fund the construction of two very large crude carriers to be constructed by Samsung Corporation ("Samsung") and Samsung Heavy Industries ("SHI" and, together with Samsung, the "Builders") under the technical supervision of Chevron Shipping Company (the "Technical Advisor"), as agent for the Chevron Transport Corporation ("Initial Charterer"), as well as to pay capitalized interest on the Notes, through the delivery date for each Vessel (each, a "Delivery Date"). The Vessels, upon acceptance by the Owners under the ship building contracts (each, a "Building Contract"), will be chartered to the Initial Charterer pursuant to initial charters (each an "Initial Charter"), each of which is first terminable by the Initial Charterer on the eighth anniversary of the Delivery Date for the related Vessel. The Initial Charterer's obligations under each Initial Charter will be guaranteed by Chevron under two separate Chevron guarantees (each, a "Chevron Guarantee"). The Initial Charterer is an indirect, wholly-owned subsidiary of Chevron.

         The Owners' strategy is to acquire the Vessels and charter them to the Initial Charterer under the Initial Charters which are expected to provide, so long as the Initial Charters are in effect, (a) charter hire payments sufficient to pay (i) the Owners' obligations under the Mortgage Notes, (ii) the Management Fees under the Management Agreements, (iii) the estimated Recurring Fees, (iv) the estimated fees payable to the Indenture Trustee and (v) any other costs and expenses incidental to the ownership and chartering of the Vessels that are to be paid by the Owners and to fund the Debt Service Reserve Fund and (b) that the Vessels will be maintained in accordance with good commercial maintenance practices, and to arrange for vessel management and remarketing services to be available in case any Initial Charter is terminated or any Vessel is for any other reason returned to the possession and use of the related Owner.

         Golden State Petro (IOM I-A) or ("the Company") was incorporated in Isle of Man because it is a jurisdiction whose regulation of the shipping industry and favorable tax laws have traditionally encouraged the organization of shipping companies. Isle of Man is an "open registry" jurisdiction, which has traditionally been associated with the shipping industry. The Company conducts its business and is resident in Isle of Man; to date, it has not incurred taxation on its income and should not, under current law and practice in such jurisdictions, incur such taxation in the future.

         The principal executive offices of the Company are located at 15-19 Athol Street, Douglas, Isle of Man IM1 1LB and its telephone number is 011-44-1-62-4628575.

MANAGEMENT OF THE COMPANY

         The Company was formed as an Isle of Man public limited company for the purpose of acquiring and chartering one of the Vessels. The Company, Golden State Petro (IOM I-B) and Golden State Petroleum Transport Corporation are wholly-owned subsidiaries of Golden State Holdings I, Ltd., an Isle of Man holding company (the "Ship Holding Company"), that is a wholly-owned subsidiary of Cambridge Petroleum Transport Corporation, a closely held Cayman Islands Corporation ("CPTC"). Under a management agreement (a "Management Agreement") with each Owner, Cambridge Fund Management I L.L.C., a Delaware limited liability company (the "Manager") and an affiliate of CPTC, will provide administrative, ship management and advisory services to the Owners. The Manager was established in 1995, and arranges and manages investment banking opportunities primarily in the international shipping industry, including the financing of existing and newly built vessels. Each of the Manager, CPTC and the Ship Holding Company is an Affiliate of Cambridge Partners, L.L.C.
         On May 12, 1998 all of the Stock of Golden State Holdings I Ltd., the parent company which owns 100% of the stock of the Company, Golden State Petro (IOM I-B) and Golden State Petroleum Transport Corporation, was sold to Frontline Ltd. a shipping company incorporated in Bermuda. In connection with the sale of the stock of Golden State Holdings I Ltd., Independent Tankers or its designee will assume management responsibilities for Golden State Petro (IOM I-A), Golden State Petro (IOM I-B) and Golden State Petroleum Transport Corporation at a date to be agreed upon.

         MANAGEMENT

         The Manager has agreed to provide administrative management and advisory services to the Owners pursuant to the Management Agreements. Such services include maintaining the books and records of each Owner, preparing and filing the annual financial statements and annual tax returns of each Owner, preparing and submitting invoices in connection with the operation of the Vessels and various other administrative responsibilities. Pursuant to each Management Agreement, the Manager will be entitled to a fee (the "Management Fee") of $50,000 per year per Vessel for all periods commencing on the Original Closing Date. All Recurring Fees are payable by the Manager from the Management Fee. The Management Fee will be payable semi-annually on each Payment Date. The Companies believe that the Management Fee will be sufficient to cover the Companies' anticipated expenses.

CHARTER MARKET

         THE INITIAL CHARTERS

         Pursuant to the Initial Charters, the Initial Charterer has agreed to charter the Vessel commencing on its Delivery Date and ending on the eighteenth anniversary of such Delivery Date. Pursuant to the Initial Charters, the Initial Charterer has the right to terminate the Initial Charter on five dates (each, an "Optional Termination Date") beginning on the expiration of the period commencing on the Delivery Date for such Vessel and terminating on the eighth anniversary thereof (each, a "Fixed Period") and on each of the four subsequent two-year anniversaries thereof. During the Fixed Period, the charter hire shall be $27,199 per day. If Additional Notes are issued due to the incurrence of additional construction costs for the Vessel ("Additional Construction Costs"), Additional Charter Hire will become payable during the Fixed Period under the related Initial Charter in an amount that, together with investment income thereon, will be sufficient to cover the debt service on the Additional Notes. If there is a Net Reduction in Construction Costs for a Vessel resulting in a mandatory redemption of the Notes in an amount equal to the Net Reduction in Construction Costs, the Charter Hire will be reduced by an amount necessary to reflect the amortization of the Net Reduction in Construction Costs over the term of the Exchange Notes. Charter Hire after the Fixed Period will be $28,500. During the term of the Initial Charters, the Company is not liable for any expense in operating, registering, documenting, insuring, repairing or maintaining the Vessels and is not required to supply a vessel or any part thereof if the Vessel or any part thereof is lost, damaged, rendered unfit for use, confiscated, seized, requisitioned, restrained or appropriated. Pursuant to the Initial Charters, the Initial Charterer is required to pay Charterhire in respect of each Vessel without offset or deduction for any reason whatsoever.

         REMARKETING

         In the event the Initial Charterer gives notice to an Owner of its intent to terminate an Initial Charter, the Manager, pursuant to the related Management Agreement, is required to engage a remarketing agent. McQuilling Brokerage Partners, Inc. ("McQuilling") and ACM Shipping Limited ("ACM Shipping") have agreed to provide on a non-exclusive basis remarketing services if the Initial Charterer exercises its option to terminate the Initial Charter for the Vessel. McQuilling, established in 1972, is a leading New York-based ship broker whose activities encompass all aspects of chartering, sale and purchase, ship finance, demolition and project development. ACM Shipping is a leading London ship broker which has strong relationships with the major oil companies. ACM Shipping has been in the ship brokerage business since 1982.

         If the Initial Charterer elects to terminate an Initial Charter for the Vessel on the first Optional Termination Date for such Initial Charter, the Allocated Principal Amount of the Notes for such Vessel will be approximately $63.55 million. All of the Serial Notes and all of the Additional Notes, if any, will have matured on or prior to such date. If (i) the Initial Charterer elects to terminate the Initial Charter for the Vessel, (ii) an Acceptable Replacement Charter has not been entered into and (iii) such Vessel has not been sold, then in order to make scheduled sinking fund and interest payments on the Notes, if any, and to pay estimated ship expenses for the related Vessel, minimum bareboat charter hire payments of approximately $18,569 per day per Vessel, would be required upon recharter. The foregoing charter hire rates would not cover $10,995,000 of the final principal payment allocated to each Vessel. The $10,995,000 is less than current estimates of the approximate residual value of the respective Vessels on the date of the final payment. No assurance can be given as to the residual or scrap value of the Vessels on such date of the final payment and no assurance can be given that the Manager would be able to obtain charters at the foregoing charter hire rates.

CHARTER RATES AND THE MARKET FOR SECONDHAND VESSELS

         Historically, tanker charter rates have reflected changes in the supply and demand characteristics of the tanker trade. Spot charter rates are negotiated and fixed around the clock in a highly competitive and efficient global spot charter market through brokers acting as intermediaries between shipowners and charterers. Time charters are negotiated and fixed in a similar manner and are influenced by, among other things, owners' and charterers' expectations for future spot charter rates and do not reflect certain operating costs borne by owners.
         According to McQuilling, historical average (calculated quarterly) time charter rates for VLCC tankers, adjusted to reflect the specifications and trading patterns of the Vessels are set forth in the chart below.

             AVERAGE VLCC TIME CHARTER RATES (CALCULATED QUARTERLY)


                                                           AVERAGE VLCC RATES
                  YEAR                                      ($000S PER DAY)
                  ----                                      ---------------
                  1986                                          20200
                                                                18467
                                                                26867
                                                                13500
                  1987                                          14233
                                                                20333
                                                                30533
                                                                28100
                                                                22800
                  1988                                          22800
                                                                22433
                                                                22967
                                                                32767
                  1989                                          31700
                                                                17500
                                                                25867
                                                                41300
                  1990                                          36033
                                                                40767
                                                                32467
                                                                36833
                  1991                                          66700
                                                                37900
                                                                41700
                                                                33833
                  1992                                          25033
                                                                18500
                                                                21500
                                                                25333
                  1993                                          29700
                                                                23667
                                                                25300
                                                                22267
                  1994                                          16333
                                                                17167
                                                                21033
                                                                25600
                  1995                                          25600
                                                                22200
                                                                38200
                                                                33333
                  1996                                          36633
                                                                31600
                                                                38567


              SOURCE:  MCQUILLING BROKERAGE PARTNERS, INC.

         VLCC time charter rates rose during the late 1980s due to a substantial increase in oil exports from the Middle East. Time charter rates further increased during the Gulf War as a substantial amount of tonnage was used for floating storage. Furthermore, the war had the effect of increasing total transportation demand as the blockade on exports through the pipeline from Iraq to the eastern Mediterranean created additional demands for shipments of oil from the Arabian Gulf. Time charter rates fell in 1992 due to the release of tonnage from floating storage and the increase of supply of VLCCs. The impact of the additional capacity was exacerbated by the deepening of the recession, particularly in Europe and Japan. With worldwide economic growth and increasing oil consumption, particularly in developing Asia, VLCC time charter rates have increased steadily since 1994.

         VESSEL VALUES AND NEWBUILDING PRICES

         Historically, secondhand vessel values and newbuilding prices have also reflected changes in the fundamental supply and demand characteristics of the tanker trade and have exhibited a strong correlation to changes in charter rates. Changes in charter rates influence potential buyers' and sellers' estimates of future operating cash flows from vessels, and, therefore, vessel values. Newbuilding prices are also influenced by shipbuilding capacity and shipyard costs. The following table shows VLCC tanker newbuilding prices since 1978:

                                NEWBUILDING COSTS



         YEAR            SINGLE-HULL                 DOUBLE-HULL
         ----            -----------                 -----------
         1978               49
         1979               62.5
         1980               70
         1981               70
         1982               50
         1983               47
         1984               39
         1985               37
         1986               37
         1987               43
         1988               55
         1989               76
         1990               87
         1991               88                          105.5
         1992               87                          102
         1993               80                          93
         1994               72.25                       85
         1995                                           86
         1996                                           84
      10/1996                                           84

                  SOURCE:  R.S. PLATOU

         As the above tables illustrate, the average price of VLCC newbuildings increased steadily from 1985 through 1991. This was due to the cost levels of Japanese shipyards as the yen strengthened against the dollar and as newbuilding orders rose following the increase in time charter rates. The relatively high level of newbuilding prices forced the entire market upward as secondhand vessels of good quality could be sold at attractive prices. Recently, newbuilding prices have been stable and since 1992, eight-year-old VLCC vessels have sold, on average, for a price approximately 94% of their newbuilding prices. Although VLCC vessels of this age have retained great value there is no assurance that such trend will continue in the future.

COMPETITION

     Competition in the operation and sale of tankers is intense. There are numerous owners of such vessels, most of which own a relatively small number of vessels. Competition is based primarily upon price and location of a vessel and secondarily upon the reputation of the vessel and its operator. In addition, as older vessels become less desirable for hire because of environmental and safety concerns, competition for the employment of such older vessels (i.e., those older than 15 years becomes even more intense.

INSPECTION, INSURANCE AND REGULATION

          INSPECTION BY CLASSIFICATION SOCIETY

     Every commercial vessel's hull and machinery must be "classed" by a classification society authorized by its country of registry. The classification society ensures that a vessel is constructed and equipped in accordance with the International Maritime Organization regulations and the Safety of Life at Sea Convention.

         A vessel must be inspected by a surveyor of the classification society every year ("Annual Survey"), every two years ("Intermediate Survey") and every four years ("Special Survey"). Each vessel is also required to be dry docked every 30 to 60 months for inspection of the underwater parts of the vessel. If any defects are found, the classification surveyor will issue a "recommendation" which has to be acted upon, and the defect must be rectified by the shipowner within a prescribed time limit. At the Special Survey, the vessel is examined thoroughly, including an inspection to determine the thickness of the steel plates in various parts of the vessel, and repairs may be recommended. For example, if the thickness of the steel plates is found to be less than class requirements, steel renewals will be prescribed. A one-year grace period may be granted by the classification society to the shipowner for completion of the Special Survey. If the vessel experiences excessive wear and tear, substantial amounts of money may have to be spent for steel renewals to pass a Special Survey. In lieu of the Special Survey every four years (five years, if grace is given), a shipowner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, whereby every part of the vessel is surveyed within a five-year cycle. Insurance underwriters make it a condition of insurance coverage for the vessel to be "classed" and "class maintained" and the failure of a vessel to be "classed" and "class maintained" may render such a vessel unusable.
         The Vessels will be maintained during the term of the Initial Charters by the Initial Charterer in accordance with good commercial maintenance practice commensurate with other vessels in the Initial Charterer's fleet of similar size and trade, as required by the Initial Charters. The Initial Charters require the Initial Charterer to return any Vessel whose Initial Charter has been terminated to the Company in class under the rules of the American Bureau of Shipping (or other classification society previously approved by the Company). In addition, the Company has the right to inspect the Vessel and to require surveys upon redelivery, and the Initial Charterer will be responsible for making or compensating the Company for certain necessary repairs in connection with such redelivery.

INSURANCE

         The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters, environmental mishaps, cargo and property losses or damage and business interruptions caused by adverse weather and ocean conditions, mechanical failures, human error, political action in various countries, war, terrorism, piracy, labor strikes and other circumstances or events. Pursuant to the Initial Charters, the Vessels may be operated through the world in any lawful trade for which the vessels are suitable, including carrying oil and its products. In the past, political conflicts in many regions, particularly in the Arabian Gulf, have included attacks on tankers, mining of waterways and other efforts to disrupt shipping in the area. Vessels trading in such regions have also been subject to acts of terrorism and piracy. In addition, the carriage of petroleum products is subject to the risk of spillage and leakage. Any such event may result in increased costs or the loss or revenues or assets, including a Vessel.

         Under the Initial Charters, the Initial Charterer is entitled to self-insure against marine and war risks relating to the Vessels and against protections and indemnity risks relating to the Vessels during the term of the Initial Charters and, accordingly, purchasers of the Notes cannot rely on the existence of third-party insurance. There can be no assurance that all risks will be adequately insured against, that any particular loss will be covered or that the Company will be able to procure adequate insurance coverage at commercially reasonable rates in the future. In particular, stricter environmental regulations may result in increased costs for, or the lack of availability or, insurance against the risks of environmental damage or pollution.

         The Initial Charterer will, pursuant to the Initial Charters, indemnify the Company from damages arising from a failure to maintain any financial responsibility requirements whether relating to oil or other pollution damage. The Initial Charterer will also indemnify the Owners to the extent losses, damages or expenses are incurred by the Company relating to oil or other pollution damage as a result of the operation of the Vessels by the Initial Charterer.


ENVIRONMENTAL AND OTHER REGULATIONS

         The Vessels and the operation of the Vessels must comply with extensive and changing environmental protection laws and regulations. Compliance with these laws and regulations may entail significant expenses, including expenses for ship modifications and changes in operating procedures. These laws and regulations could have a material adverse effect on the business and the operations of the Company and any charterer of the Vessels. In particular, the United States Oil Pollution Act of 1990, as amended ("OPA 90"), provides for strict liability for owners, operators and demise charterers of any vessel for certain oil pollution incidents in the waters of the United States or adjoining shorelines or the exclusive economic zone. The United States Coast Guard has adopted a final rule (the "Final Rule") under OPA 90 published on March 7, 1996 which requires owners, operators and demise charterers of self-propelled tanker vessels operating in United States waters to meet the aggregate financial responsibility requirements required under OPA 90 as well as under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"). The Initial Charterer has agreed, pursuant to the Initial Charters, to furnish evidence of financial responsibility with respect to the Vessels to the

United States Coast Guard as required by the Final Rule.

         The Final Rule requires owners, operators and demise charterers to furnish the United States Coast Guard with evidence of financial responsibility in compliance with the limits specified by OPA 90 and CERCLA. Owners, operators and demise charterers can demonstrate their financial responsibility through types of self-insurance that require that tangible assets located within the United States be measured against worldwide liabilities, as well as through insurance, guaranties or surety bond guaranties. Insurance has been one of the principal methods used to satisfy financial responsibility. The Final Rule subjects insurers and other guarantors to direct actions and would require insurers and other guarantors to waive certain customary insurance policy defenses. In the event that the insurer, surety or other party is sued directly, it is limited to asserting the following defenses: (i) that the incident was caused by the willful misconduct of the responsible party; (ii) those available to the responsible party under OPA 90 or CERCLA; (iii) that the claim exceeds the amount of the guarantee; (iv) that the claim exceeds the proper amount of the guarantee based on the gross tonnage of the vessel; and (v) that the claim is not one made under either OPA 90 or CERCLA. Most of the protection and indemnity organizations ("P & I Clubs") that provide insurance to ship owners and operators have refused to furnish evidence of insurance to owners and operators of vessels entering United States ports under these terms. However, certain newly formed insurance companies, which have been deemed acceptable guarantors by the United States Coast Guard, have furnished the guaranties pursuant to the Final Rule. If any charterer of the Vessels is unable to comply with the Final Rule it would have a material adverse effect on the Owners and the Holders of the Exchange Notes.

         The International Maritime Organization, an agency of the United Nations (the "IMO"), recently adopted regulations designed to reduce oil pollution in international waters. In complying with OPA 90, the IMO regulations and other regulations that may be adopted, the Company and any charterer of the Vessels may be forced to incur additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Certain states in the United States, the European Community and certain other countries have adopted or are also considering adopting stricter technical and operational requirements for tankers. Additional laws and regulations may be adopted which may have a material adverse effect on the business and the operations of the Company, any charterer of the Vessels and the Holders of the Exchange Notes.

         The business and the operations of the Company and any charterer of the Vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the Vessels operate, as well as in the country or countries of their registration. Because such conventions, laws and regulations are often revised, the Company cannot predict the ultimate cost of complying with such revised conventions, laws and regulations or the impact thereof on the resale price or useful life of the Vessels.

         OPA 90

         The United States Oil Pollution Act of 1990 was enacted and became effective in 1990 (as amended, "OPA 90"). OPA 90 applies to all vessels that trade in the United States or its territories or possessions or operate in United States waters, which include the United States territorial seas and the two hundred nautical mile exclusive economic zone of the United States. Under OPA 90, vessel owners, operators and demise charterers are "responsible parties" with strict liability on a joint and several basis (unless the spill results solely from the act or omission of a third party (subject to certain statutory qualifications), an act of God or an act of war for all oil spill containment and clean-up costs and other damages arising from actual and threatened oil spills pertaining to their vessels. These other damages include (i) natural resources damages and the costs of assessment thereof, (ii) real and personal property damages, (iii) net loss of taxes, royalties, rent, fees and other lost government revenues, (iv) lost profits or impairment of earning capacity due to property or natural resource damage, (v) net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and (vi) loss of subsistence use of natural resources. OPA 90 limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker (subject to possible adjustment for inflation); however, that limit would not apply if the incident were approximately caused by violation of applicable United States federal safety, construction or operating regulations or by the responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report an incident which the responsible party knows or has reason to know of, or to provide all reasonable cooperation and assistance requested by a responsible official in connection with oil removal activities. OPA 90 does not by its terms impose liability on lenders or the holders of mortgages on vessels; however, there is no specific exclusion for such entities under OPA 90. In addition, if the Indenture Trustee or any holder exercises remedies and becomes an "owner" or "operator" or "demise charterer" of a Vessel following a Mortgage Event of Default, such persons or entities may be subject to liability under OPA 90. A catastrophic spill could exceed the liability limits of any insurance coverage available, in which event there could be a material adverse effect on the owner and the operator of the vessel involved in the spill.

         OPA 90 requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of insurance or of qualification as a self-insurer or other evidence of financial responsibility sufficient to meet their potential strict liability limit under OPA 90 and CERCLA. The United States Coast Guard has adopted a final rule (the "Final Rule") published on March 7, 1996 which requires evidence of financial responsibility equal to the aggregate of OPA 90's strict liability limit and CERCLA's limits demonstrated by insurance, surety bond, self-insurance or guarantee. Failure to furnish such certificates would have the effect of preventing vessels from trading to United States ports or in United States waters. The Initial Charterer has agreed, pursuant to the Initial Charters, to furnish evidence of financial responsibility with respect to the Vessels to the United States Coast Guard as required by the Final Rule.

         The Final Rule states that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility and requires insurers to waive certain customary insurance policy defenses. In the event that the insurer, surety or other party is sued directly, it is limited to asserting the following defenses: (i) that the incident was caused by the willful misconduct of the responsible party; (ii) those available to the responsible party under OPA or CERCLA; (iii) that the claim exceeds the amount of the guarantee; (iv) that the claim exceeds the proper amount of the guarantee based on the gross tonnage of the vessel; and (v) that the claim is not one made under either OPA or CERCLA. Most of the P&I Clubs that typically provide certificates of financial responsibility have refused to furnish evidence of insurance for vessel owners and operators if such insurance organizations are subject to direct actions or required to waive insurance policy defenses. However, certain newly formed insurance companies, which have been deemed acceptable guarantors by the United States Coast Guard, have furnished the guaranties pursuant to the Final Rule.

         The Final Rule may also be satisfied by evidence of a surety bond or guarantee. However, the financial credit of some owners and operators may make the furnishing of surety bonds or guaranties economically infeasible. Additionally, vessel owners and operators may give evidence of self-insurance to satisfy the United

States Coast Guard's regulations. Under these provisions, the shipowner or operator must have net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility.

         If the prospective recharterers of the Vessels fail to comply with the Final Rule, it would have a material adverse effect on the Company and Holders of the Exchange Notes and Holders of the untendered Existing Notes, if any.

         Owners or operators of tankers operating in United States waters must file vessel response plans with the United States Coast Guard and their tankers must operate in compliance with their United States Coast Guard approved plans. Such response plans must, among other things, (i) identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case" discharge, (ii) describe crew training and drills, (iii) identify a qualified individual with full authority to implement removal actions and (iv) describe mitigation and response actions. Vessel response plans have been approved for the Vessels.

         OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and many states have enacted legislation providing for unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. Additionally, under OPA 90 the liability of responsible parties, United States or foreign, with regard to oil pollution damage in the United States is not preempted by any international convention.

         IMO

         The International Maritime Organization ("IMO") is an agency organized in 1958 by the United Nations. Over 100 national governments are members of the IMO, whose purpose is to provide for international regulations and practices affecting shipping and international trade and to encourage the adoption of standards of safety and navigation. During the last 35 years the IMO has initiated over 700 resolutions and 30 major conventions and protocols. All IMO agreements must be ratified by the individual government constituents. Outside the United States, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969 ("CLC"), as amended by the 1992 Protocol, which entered into force May 30, 1996. Under the CLC, an oil tanker's registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by a discharge of oil, subject to certain defenses and limits. The current limit for a ship not exceeding 5,000 gross tons is 3 million Special Drawing Rights ("SDR") and, for each additional ton on a larger vessel, an additional 420 SDRs, up to a maximum of 59.7 million SDRs. (An SDR is defined by the International Monetary Fund on the basis of a basket of currencies. The exchange rate in effect on June 16, 1997 for the U.S. dollar equivalent of the SDR was approximately 1.39, making the maximum liability approximately U.S. $84 million.) The right to limit liability is forfeited only where the spill is caused by the owner's actual fault or the fault of a third party with whom the owner has a direct contractual relationship. Vessels trading to contracting states must establish evidence of insurance covering the limited liability of the owner.

         In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern and liability is imposed either on the basis of fault or in a manner similar to the CLC.

         On March 6, 1992, the IMO adopted regulations which set forth new and upgraded requirements for pollution prevention for tankers. These regulations went into effect on July 6, 1995. Both Vessels will comply with such IMO regulations.

         The IMO continues to review and introduce new regulations on a regular basis. It is impossible to predict what additional regulations, if any, may be passed by the IMO, whether those regulations will be adopted by member countries and what effect, if any, such regulations might have on the operation of oil


ITEM 2.    DESCRIPTION OF PROPERTIES

THE VESSELS

         The Vessel to be acquired by The Company is a very large crude carrier ("VLCC"). VLCCs are large-sized vessels ranging from approximately 200,000 to 320,000 deadweight tonnes ("dwt"). The Vessel will be constructed pursuant to a Building Contract entered into by The Company and the Builders. Pursuant to an agreement (a "Technical Supervision Agreement"), the Vessel's construction will be supervised by and will meet the technical specifications of the Technical Supervisor. Those specifications have been designed to enhance safety and reduce operating and maintenance costs, including such features as high performance rudders, extra steel (minimal use of high tensile steels), additional fire safety equipment, redundant power generation equipment, extra coating and electrolytic corrosion monitoring and protection systems and additional crew quarters to facilitate added manning and to comply with all material existing and currently proposed regulatory requirements affecting the Vessels and their operations such as the United States Oil Pollution Act of 1990 ("OPA"). The delivered cost and expenses of issuance with respect to The Company's Allocated Principal Amount of the Mortgage Notes is approximately $93.9 million. If the Technical Supervisor or the Initial Charterer wish to alter the specifications of the Vessel after the date of the issuance of the Existing Notes (the "Original Closing Date") and prior to the date such Vessel is to be delivered to the Company, and such alteration results in an increase in the construction costs of the Vessel, additional notes (the "Additional Notes") may be issued by the Company to finance such increased costs, which shall not exceed $250,000 without the consent of the Company. In the event the Builders fail to deliver the Vessel on or before 180 days from the Contractual Delivery Date for such Vessel and the Contractual Delivery Date is not extended as provided in the Building Contract, then the Builders are required to refund to the Company an amount equal to the installments made by the Company, together with certain other amounts described herein. Pursuant to each Building Contract, the Company may either cancel the related Building Contract and receive the Refund Amount (as described herein) or may extend the Contractual Delivery Date and reserve the right to liquidated damages in an amount equal to $24,200 per day if such extension does not adversely affect the then current rating of the Notes. The Refund Amount shall be deposited into the Pre-Funding Account and shall be used to refund the Allocated Principal Amount of the Notes for the Vessel. Neither Building Contract sets forth a final date beyond which delivery of the Vessel may not be extended. The obligations of the Builders to refund these amounts are guaranteed by The Korea Development Bank, Seoul, South Korea, pursuant to an Irrevocable Installment Payment Letter of Guarantee (each, a "Building Contract Guarantee").

THE BUILDERS

         Samsung Corporation is one of the major affiliated companies of the Samsung Group, which is the world's 14th largest conglomerate (Fortune 1994 global list). Samsung Corporation's main businesses are represented by general trade, construction & engineering, motor sales & marketing, and fashion & retails with total revenues of $24.8 billion in 1995 with 115 offices and facilities throughout 60 countries.

         Samsung Heavy Industries Co., Ltd. ("SHI") is also an affiliated company of the Samsung Group, which manufactures a wide range of products, including industrial plant, ships, offshore structures, construction equipment and commercial vehicles. As of 1995, SHI had 13,400 employees and annual sales in excess of $3.8 billion. SHI shipbuilding capacity was increased to 1.8 million gross tons in 1995, making SHI one of the world's leading shipbuilders. SHI operates four technologically advanced research and development centers and one integrated engineering center where highly economical, next-generation ships like high-speed cargo and passenger ships, and offshore-related ships, such as the drillship and Floating Production Storage Make (FPSO) vessels, are developed. To date, SHI has constructed three VLCCs for other owners. SHI has advised the Companies that all three VLCCs were delivered on time.

THE BUILDING CONTRACT GUARANTOR

         The Korea Development Bank ("KDB") was established as a government financial institution pursuant to The Korea Development Bank Act (the "KDB Act""). All of KDB's paid-in capital is owned by the government of the Republic of Korea pursuant to the KDB Act. At the time the Notes were issued Standard and Poors Rating Services issued an equivalent long-term debt rating of AA- for debt issued by the government of the Republic of Korea and the Korean Development Bank. Due to the economic crisis in Asia, Standard and Poors Rating Services subsequently revised the rating for long-term debt issued by the government of the Republic of Korea and the Korean Development Bank downward to a long-term debt rating of BB+.

         The production and delivery of the vessel is subject to the risk of nonperformance by the shipyard due to political or economic changes in the Republic of Korea as well as interruptions in sea or air transportation in the area. Although the Company has received various guarantees from the shipyard and its bank to recover its investment in the event of nonperformance, there can be no assurance that the counterparties will perform. Also, the Company's future shipping operations would be significantly disrupted if such an event were to occur.

SECURITY

         Prior to the Delivery Date of the Vessel, the Notes will be secured (subject to the priority of payment described herein), by the Pre-Funding Account, the assignment of the Building Contracts and the Technical Supervision Agreement and the assignment of the Building Contract Guarantee prior to the delivery the Vessel, and thereafter by the Debt Service Reserve Fund, the first preferred ship mortgage on the Vessel, an assignment of any charters for the Vessel including an assignment of the Initial Charter and the Charter Supplements and an assignment of the related Chevron Guarantee, as well as certain other collateral, including an assignment the earnings and insurance proceeds, an assignment of the Management Agreement relating to the Vessel and a pledge of all of the outstanding stock of the Company (collectively, the "Collateral").

ITEM 3.    LEGAL PROCEEDINGS
----------------------------

         The Company is not a party to any pending legal proceedings and no such proceedings are known to be contemplated.


ITEM 4.    CONTROL OF REGISTRANT
--------------------------------

         The Company was organized in 1996 as a public limited company under the laws of the Isle of Man. The principal executive office of the Owners c/o 15-19 Athol Street, Douglas, Isle of Man IM1 1LB. All of the Company's issued and outstanding ordinary shares have been pledged to the Indenture Trustee as part of the Collateral. The Notes will be full recourse obligations of the Company, secured solely by the Collateral. However, recourse under the Indenture and the Notes against the incorporators, directors, officers and stockholders of the Owners and their respective successors will be expressly waived. Accordingly, the incorporators, directors, officers and stockholders of the Company and their respective successors will not be liable for any payments of debt service on the Notes.

         The following table summarizes the beneficial ownership of each of the Owners as of April 25, 1997.


Name and Address of Beneficial Owner    Title of Class of Securities     Number of Shares
------------------------------------    ----------------------------     ----------------
Golden State Holdings I, Ltd.(1)        Ordinary Shares                  Two
15-19 Athol Street
Douglas, Isle of Man

(1) All of the issued and outstanding shares of Golden State Holdings I, Ltd. are owned by Cambridge Petroleum Transport Corporation. On May 12, 1998 all of the Stock of Golden State Holdings I Ltd the parent company which owns 100% of the stock of the Company, Golden State Petro (IOM I-B) and Golden State Petroleum Transport Corporation, was sold to Frontline Ltd. a shipping company incorporated in Bermuda.


ITEM 5.    NATURE OF TRADING MARKET
-----------------------------------

         The Notes do not trade on an organized exchange but rather trade in private transactions among the parties.


ITEM 6.    EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING
           SECURITY HOLDERS
------------------------------------------------------------

           Inapplicable.

ITEM 7.    TAXATION
-------------------

TAXATION OF HOLDERS

         Assuming that the Notes are characterized as indebtedness, generally, interest on the Notes will be taxable as ordinary income for federal income tax purposes when received by holders using the cash method of accounting and when accrued by holders using the accrual method of accounting.

         ORIGINAL ISSUE DISCOUNT

         The Notes were not issued with original issue discount within the meaning of Section 1273 of the Code.

         MARKET DISCOUNT

         A subsequent holder who purchases a Note at a discount may be subject to the "market discount" rules of the Code. These rules provide, in part, for the treatment of gain attributable to accrued market discount as ordinary income upon the receipt of partial principal payments or on the sale or other disposition of a Note, and for the deferral of interest deductions with respect to debt incurred to acquire or carry such market discount Note. In particular, under Section 1276 of the Code, a holder who purchases a Note at a discount that exceeds de minimis market discount (as defined below) generally will be required to allocate a portion of each such partial principal payment or proceeds of disposition to accrued market discount not previously included in income, and to recognize ordinary income to that extent. Accordingly, holders are advised to consult their own tax advisors regarding the impact of such requirement if the Notes are purchased at a discount. A holder may elect to include such market discount (including de minimus market discount, as defined below) in income currently as it accrues rather than including it on a deferred basis in accordance with the foregoing. If made, such election will apply to all market-discount bonds acquired by such holder on or after the first day of the first taxable year to which such election applied and may be revoked only with the consent of the Internal Revenue Service. If such election is made, the interest deferral rule described above will not apply.

         If a Note is purchased at a de minimis market discount, the actual discount will be required to be allocated among the principal payments to be made on such Note, and the portion of such discount allocated to each principal payment will be required to be reported as income as each principal payment is made (unless the above described election to accrue market discount in income currently is made). Market discount with respect to a Note will be considered to be de minimis for purposes of Section 1276 of the Code if such market discount is less than .25 % of the principal payment of such Note multiplied by the number of complete years to maturity remaining after the date of its purchase.

         PREMIUM

         In the event that a Note is purchased at a premium (i.e., generally, the purchase price exceeds the sum of principal payments to be made thereon), such premium will be amortizable by a holder as an offset to interest income (with a corresponding reduction in the holder's basis) under a constant yield method over the term of such Note if the holder makes (or has in effect) an election under Section 171 of the Code. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the taxpayer and may be revoked only with the consent of the Internal Revenue Service.

         CONSTANT YIELD ELECTION

         Under Treasury Regulations, a holder may make an election (the "Constant Yield Election") to include in gross income all interest, discount (including de minimis market or original issue discount) and premium that accrues on a Note in accordance with a constant yield method based on the compounding of interest. If a holder makes a Constant Yield Election for a Note with amortizable bond premium or market discount, such election will result in a deemed election to amortize bond premium or accrue market discount for all of the holder's debt instruments with amortizable bond premium or market discount and may be revoked only with the permission of the Internal Revenue Service.

         DISPOSITIONS OF EXCHANGE NOTES

         Except as described above with respect to the market discount rules and as provided under Section 582(c) of the Code in the case of banks and other financial institutions, any gain or loss, equal to the difference between the amount realized on the sale or exchange and the adjusted basis of an Exchange Note, recognized on the sale or exchange of such Exchange Note by an investor who holds such Exchange Note as a capital asset will be capital gain or loss. For these purposes, amount realized does not include amounts attributable to accrued but unpaid interest. Such amounts are treated as interest as described above. The adjusted basis of an Exchange Note generally will equal its cost, increased by any income previously reported (including any market discount income) by the selling holder and reduced (but not below zero) by any deduction previously allowed for losses and any amortized premium and by any payments previously received with respect to such Exchange Note. Principal payments on the Exchange Notes will be treated as amounts received upon a sale or exchange of the Exchange Notes under the foregoing rules.

INFORMATION REPORTING

         The Indenture Trustee is required to furnish or cause to be furnished to each holder with each payment a statement setting forth the amount of such payment allocable to principal on the Note and to interest thereon at the applicable interest rate. In addition, the Indenture Trustee is required to furnish or cause to be furnished, within a reasonable time after the end of each calendar year, to each holder who was such a holder at any time during such year, a report indicating such other customary factual information as the Indenture Trustee deems necessary to enable holders of Note to prepare their tax returns. Holders should consult their own tax advisors to determine the amount of any market discount includible in income during a calendar year.

FOREIGN INVESTORS

         A holder that is not a "United States person" (as defined below) and is not subject to federal income tax as a result of any direct or indirect connection to the United States in addition to its ownership of a Note generally will not be subject to United States federal income or withholding tax in respect of interest (including accrued market discount) paid on a Note provided that the holder complies to the extent necessary with certain identification requirements by delivery (or causing to be delivered) to the Indenture Trustee an appropriate form

(such as of an IRS Form W-8 (or any successor form) or substantially similar statement, signed by the holder under penalties of perjury, certifying that such holder is not a United States person, and providing the name and address of such holder). Notwithstanding the foregoing, United States withholding tax may be imposed with respect to interest paid on Notes held by a holder that directly or indirectly owns a 10% or greater interest in either of the Owners, is a controlled foreign corporation related, directly or indirectly, to the company through stock ownership or is a bank receiving interest described in Section 881(c)(3)(A) of the Code. Such a holder may be subject to a United States withholding tax on interest paid on the Notes at a 30% rate, subject to rate reduction available under any applicable tax treaty.

         Amounts allocable to interest received by a holder that is not a United States person, which constitute income that is effectively connected with a United States trade or business carried on by the holder, will not be subject to withholding tax, but rather will be subject to United States income tax at the graduated rates applicable to United States persons, provided the holder supplies (at the time of its initial purchase, and at such subsequent times as are required under the Treasury regulations) a completed IRS Form 4224 (or any successor form) to report its exemption from withholding.

         For these purposes, "United States person" means a citizen or resident of the United States, a corporation, partnership or other entity created or organized in, or under the laws of, the United States or any political subdivision thereof, or an estate whose income is subject to United States federal income tax regardless of its source, or a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust. Holders who are not United States persons should consult their own tax advisors regarding the tax consequences of purchasing, owning or disposing of a Note.

BACKUP WITHHOLDING

         Payments of interest and principal, as well as payments of proceeds from the sale of Notes, may be subject to the "backup withholding tax" under
Section 3406 of the Code at a rate of 31% if recipients of such payments fail to furnish to the payor certain information, including their taxpayer identification numbers, or otherwise fail to establish an exemption from such tax. Any amounts deducted and withheld from a distribution to a recipient would be allowed as a credit against such recipient's federal income tax liability. Furthermore, certain penalties may be imposed by the IRS on a recipient of payments that is required to supply information but that does not do so in the proper manner. Information returns will be sent annually to the IRS and each holder setting forth the amount of interest paid on the Notes and the amount of any tax withheld thereon.

STATE, LOCAL, FOREIGN AND OTHER TAXES

         Investors should consult their own tax advisors regarding whether the purchase of the Notes, either alone or in conjunction with an investor's other activities, may subject an investor to any state or local taxes, or to taxes imposed by any taxing jurisdiction outside the United States, based on an assertion that the investor is either "doing business" in, or deriving income from a source located in, any state, local or foreign jurisdiction, including any such assertion arising from the presence, use, trading or operation of any of the Vessels in such jurisdiction or any activities in such jurisdiction of an Owner or any other person. Additionally, potential investors should consider the state, local, foreign and other tax consequences of purchasing, owning or disposing of a Note. State, local and foreign tax law may differ substantially from the corresponding federal tax law, and the foregoing discussion does not purport to describe any aspect of the tax laws of any state or other jurisdiction. Accordingly, potential investors should consult their own tax advisors with regard to such matters.

         While there is no reciprocal income tax treaty between the United States and the Isle of Man, a transportation agreement was signed in August 1989 by the United States and the United Kingdom of Great Britain and Northern Ireland (on behalf of the Isle of Man) confirming that both the United States and the Isle of Man grant an equivalent exemption for qualified shipping income.

ITEM 8.    SELECTED FINANCIAL DATA
----------------------------------


                                          FOR THE YEAR       FOR THE PERIOD FROM
                                             ENDED               INCEPTION TO
                                       DECEMBER 31, 1997      DECEMBER 31, 1996
                                       -----------------      -----------------

Operating Income                               --                     --
Income from Continuing Operations              --                     --
Dividends on Common Stock                      --                     --

                                          FOR THE YEAR       FOR THE PERIOD FROM
                                             ENDED            DECEMBER 24, 1996
                                       DECEMBER 31, 1997       (COMMENCEMENT OF
                                       -----------------        OPERATIONS) TO
                                                              DECEMBER 31, 1996
                                                              -----------------

Total Assets                                89,554,776             60,582,900
Total Long Term Obligation                  88,450,000             61,450,000


         The data herein and in the Financial Statements of the Company, with respect to the years ended December 31, 1997 and for the period from inception to December 31, 1996, should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained below of the Company, which is incorporated into this Annual Report on Form 20-F, and the audited consolidated financial statements and related notes of the Company on pages F-1 to F-13 of the annexed Annual Report of the Company, which is incorporated into this Annual Report on Form 20-F, and the other financial information included elsewhere in this Annual Report on Form 20-F.


ITEM 9.    MANAGEMENT'S DISCUSSION AND ANALYSIS
-----------------------------------------------

OVERVIEW

         The Company was formed as an Isle of Man public limited company for the purpose of acquiring and chartering a Vessel. As of the Original Closing Date, the Company had no operating history and had nominal capitalization.

         On the Closing Date, the Company (i) received the proceeds, net of the Initial Purchaser's discounts and commissions and financial advisory fees, from the sale of the Serial Notes and the Existing Notes, (ii) paid the first installment of the purchase price of the Vessel, (iii) paid certain legal, printing, rating and other fees and expenses, and (iv) deposited the balance of the net proceeds from the sale of the Notes into the Pre-Funding Account. In addition, the Company entered into the Building Contracts, the Technical Supervision Agreements, the Initial Charter, the Management Agreements and certain security agreements for the benefit of the holders of the Notes and became the beneficiary of the Building Contract Guarantees and the Chevron Guarantees.

         Between the Original Closing Date and the Delivery Date of its Vessel, the operations of the Company will consist solely of (i) making payments of interest on the Notes, (ii) making payments of Recurring Fees and Management Fees, (iii) making additional installments under the Building Contracts, (iv) receiving interest on amounts held in the Pre-Funding Account, (v) receiving certain non-cash contributions from the Technical Supervisor of services and Owners' Items and (vi) fulfilling its obligations under the Registration Rights Agreement.

         On and after the Delivery Date of its Vessel, the operations of the Company will consist solely of (i) receiving charter hire payments under its Initial Charter, Acceptable Replacement Charters and other charters, (ii) receiving proceeds from the sale, if any, of the Vessel, (iii) making payments of interest and principal on the Mortgage Notes (including Additional Notes, if any are issued on the Delivery Date), (iv) making payments of Recurring Fees and Management Fees and (v) receiving interest income on amounts held in the Trust Accounts.

CAPITAL RESOURCES AND LIQUIDITY

         Through the Contractual Delivery Date of the Vessel, interest on the Notes will be payable from amounts on deposit in the Pre-Funding Account. To the extent the Delivery Date for the Vessel is delayed, payments by the Builders under the related Building Contracts will be reflected as a decrease in the amount of the final installment due under such Building Contract. After the Delivery Date, the Owners' sources of funds will be charter hire payments for the Vessel, earnings on Permitted Investments and the proceeds from the sale, if any, of the Vessel. The Company does not have, nor will it have in the future, any other source of capital for payment of the Mortgage Notes.

         On the Closing Date, Golden State Petro (IOM I-A) PLC (i) received $87.2 million reflecting the proceeds from the sale of the Serial Notes and the Existing Notes, net of the Initial Purchaser's discounts and commissions and financial advisory fees, (ii) paid $35.3 million which represents the first installment of the contract purchase price of its Vessel (iii) paid $0.4 million in legal, printing, rating and other fees and expenses and (iv) deposited $51.5 million into the Pre-Funding Account.

         From the closing date to December 31, 1997, Golden State Petro (IOM I-A) PLC earned $3,699,344 of interest income on deposits held in the pre-funding account, incurred $6,892,937 in interest charges of which $2,722,745 were capitalized to the vessel construction costs and incurred $45,833 in management fee expenses. Interest payments on the notes and management fee payments of $4,075,662 and $25,000, respectively were made from funds on deposit in the pre-funding account.

         From the Closing Date to the Delivery Date of its Vessel, the Company will use amounts held in the Pre-Funding Account, plus interest earned thereon to fund (i) the subsequent installments of the purchase price of the Vessel,
(ii) interest payable on the Notes prior to the Contractual Delivery Date and
(iii) Recurring Fees, fees and expenses of the Indenture Trustee and Management Fees payable prior to the Contractual Delivery Date. The costs of registration of the Existing Notes will be paid by the Manager.

         From the Delivery Date of its Vessel to the end of the Fixed Period of its Initial Charter, the Company will use Charter Hire payments under the Initial Charter and an interest earned on the Trust Accounts to: (i) make payments of interest on the Notes, (ii) make payments of principal on the Serial Notes, which payments will retire all such Serial Notes and (iii) make payments of Recurring Fees and Management Fees. On the first Optional Termination Date with respect to the Vessel, the Company will have a balance in the Debt Service Reserve Fund of at least $9.1 million, assuming no prior withdrawals from the Debt Service Reserve Fund, and will have outstanding an aggregate principal amount of Exchange Notes and the untendered Existing Notes, if any, of $63.55 million.

         To the extent that the Initial Charterer does not terminate the Initial Charter, the balance of funds on deposit in the Debt Service Reserve Fund will exceed the amount of the Exchange Notes and the untendered Existing Notes, if any, outstanding by approximately August 1, 2014. To the extent that the Initial Charterer terminates the Initial Charter at the first Optional Termination Date thereof, the average daily bareboat charter hire rate that would be sufficient to permit timely payments of principal and interest on the Exchange Notes and the untendered Existing Notes, if any, until their maturity date is approximately $18,569.

         Charter Hire payments under the Initial Charter, and progress payments under the Building Contract, have been structured so that approximately $50,000 annually will be available to pay the Management Fees which will be used to pay the anticipated expenses with respect to the Vessel which are not directly payable by the Initial Charterer under such Initial Charter. Because substantially all of the annual operating expenses of the Vessel are required to be paid by the Initial Charterer, the Company believes that only nominal costs will be incurred and that $50,000 will be more than adequate.

         The foregoing determination assumes that amounts remaining in the Trust Accounts will be invested in Permitted Investments that will provide a return of 7.0% per annum compounded monthly for funds on deposit in the Pre-Funding Account and a return of 6.0% per annum compounded monthly for funds on deposit in the Revenue Account and the Debt Service Reserve Fund. On the Original Closing Date, guaranteed investment contracts for funds on deposit in the Pre-Funding Account and Revenue Account (until the latest maturity date of the Serial Note) rated at least "Aa" or "AA." by Moody's or Standard & Poor's, respectively, were available with at least the assumed annual rate of return and the Owners believe that guaranteed investment contracts for certain funds on deposit with the Indenture Trustee other than in the Pre-Funding Account or the Revenue Account (until the latest maturity date of the Serial Notes) rated at least "A" by Moody's or Standard & Poor's will be available with at least the assumed annual rate of return for such amounts until the latest maturity date of the Exchange Notes and the untendered Existing Notes, if any. The annual rate of return on Permitted Investments of amounts remaining in any Trust Account on or after August 1, 2014 cannot be predicted.

RESULTS OF OPERATIONS

         The Company's results of operations will depend on the charter hire payments for the Vessel under the related Initial Charter and, upon any termination of such Initial Charter, any charter hire under any subsequent charter or proceeds from any sale of such Vessel, earnings on Permitted Investments and the level of operating expenses.


ITEM 9A.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
-----------------------------------------------------------------------

             Inapplicable.


ITEM 10.     DIRECTORS AND OFFICERS OF REGISTRANT
-------------------------------------------------

         The Company will not have any employees involved in the management of the Vessel. The following table sets forth the name, age and principal position with the Company of each of its executive directors.


Name                    Age                Position with the Company
----                    ---                -------------------------
Andrew Baker            39                 Director, Secretary
Kate Blankenship        33                 Director
Tor Olav Tr0im          35                 Director
Nunzio LiPomi           41                 Director

         Officers are appointed by the Board of Directors and will serve until they resign or are removed by the Board of Directors.

Andrew James Baker, (British) non-executive Isle of Man resident director since December 1996. Mr. Baker is a solicitor with Cains, Isle of Man who are legal advisers to the Company and as such are entitled to charge for professional advice and services. He has been a solicitor with Cains since March 1994. Prior to that he was a partner with the law firm Pennington's since 1987.

Kate Blankenship, director. Mrs. Blankenship has been a director of Golden State Petro (IOM I-A) PLC since July 22, 1998. She has served as group financial controller and secretary of Frontline Ltd. (Formerly, London & Overseas Freighters Limited) since 1994. Prior to joining Frontline, she was a manager with KPMG Peat Marwick in Bermuda. Mrs. Blankenship is a member of the Institute of Chartered Accountants in England and Wales. She is a citizen of the United Kingdom and a resident of Bermuda.

Tor Olav Tr0im, (Norwegian) director. Mr. Tr0im has been a director of Golden State Petro (IOM I-A) PLC since July 22, 1998. Mr. Troim serves as director and vice-president of Frontline Ltd. He also serves as a director of Frontline AB, a wholly-owned subsidiary of Frontline, and is the Chief Executive Officer of Frontline Management AS, which company supports the Company in the implementation of decisions made by the Board of Directors. Mr. Tr0im also serves as a consultant to Sea Tankers. He is a director of Aktiv Inkasso ASA and Northern Offshore ASA, both Norwegian publicly listed companies. Prior to his service with Frontline from January 1992, Mr. Tr0im served as managing director and a member of the Board of Directors of DNO AS, a

Norwegian oil company.

Nunzio LiPomi, (American) executive director since October 26, 1998. Mr. LiPomi is an accountant with Cambridge Partners, L.L.C., New York since 1996. From 1995 to 1996 he was an accountant with Lipardi & Associates Financial Group. Prior to that he worked as an independent accountant.


ITEM 11.     COMPENSATION OF DIRECTORS AND OFFICERS
---------------------------------------------------

         None of the directors or executive officers of either Golden State Petroleum Transport Corporation or the Company receive any compensation in connection with their respective positions. Such persons expect to receive compensation in connection with their business activities. Neither Golden State Petroleum Transport Corporation nor the Company has entered into any affiliate transactions, other than the Management Agreements with the Manager.


ITEM 12.     OPTIONS TO PURCHASE SECURITIES FROM THE REGISTRANT
             OR SUBSIDIARIES
---------------------------------------------------------------

                      Inapplicable.


ITEM 13.     INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS
-----------------------------------------------------------

                      Inapplicable.


                                     PART II


ITEM 14.     DESCRIPTION OF SECURITIES TO BE REGISTERED
-------------------------------------------------------

         Securities have already been registered.


                                    PART III


ITEM 15.     DEFAULTS UPON SENIOR SECURITIES
--------------------------------------------

                      Inapplicable.


ITEM 16.     CHANGES IN SECURITIES AND CHANGES IN SECURITY
             FOR REGISTERED SECURITIES
----------------------------------------------------------

                      Inapplicable.


                                     PART IV

ITEM 17.     FINANCIAL STATEMENTS
---------------------------------

         See Item 19 for a list of financial statements required under Item 18. The financial information and the report of the Independent Certified Public Accountants set forth on pages F-3 to F-17 of the annexed Financial Statements of the Company are incorporated into this Annual Report on Form 20-F.


ITEM 18.     FINANCIAL STATEMENTS
---------------------------------

ITEM 19.     FINANCIAL STATEMENTS
---------------------------------

         (a)    Financial Statements


INDEX TO FINANCIAL STATEMENTS AND EXHIBITS                           FINANCIAL
                                                                    STATEMENTS
------------------------------------------------------------------------------

Report of Independent Certified Public Accountants
(Grant Thornton LLP)                                                   F-3

Balance Sheets at December 31, 1997 and 1996                           F-4

Statements of Operations and Accumulated Deficit for
the Year Ended December 31, 1997 and the period
from December 24, 1996 (commencement of                                F-5
operations) to December fs31, 1996

Statements of Cash Flows for the Year Ended
December 31, 1997 and the period from December 24,
1996 (commencement of operations) to December 31,                      F-6
1996

Notes to Financial Statements                                       F-7 -F-18

EXHIBITS
--------

1. Copies of all amendments or modifications to exhibits         Not Applicable.
previously filed.

2. Copies of all contracts and other documents of a character required to be filed as an exhibit to an original
registration statement which were executed or in effect
during the fiscal year and not previously filed.                 Not Applicable.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


Golden State Petro (IOM I-A) PLC
--------------------------------
(REGISTRANT)


/s/ Nunzio LiPomi
--------------------------------
(SIGNATURE)

Nunzio LiPomi, Director

--------------------------------------------------------------------------------
Name and Title of Signing Officer                              Date 10/26/98

                       FINANCIAL STATEMENTS AND REPORT OF
                    INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                        GOLDEN STATE PETRO (IOM I-A) PLC
                          (A WHOLLY-OWNED SUBSIDIARY OF
                         GOLDEN STATE HOLDINGS I, LTD.)

                   Year ended December 31, 1997 and the period
                     from December 24, 1996 (commencement of
                        operations) to December 31, 1996

                                 C O N T E N T S


                                                                          Page
                                                                          ----


Report of Independent Certified Public Accountants                        F-3


Financial Statements

     Balance Sheets                                                       F-4

     Statements of Operations and Accumulated Deficit                     F-5

     Statements of Cash Flows                                             F-6

     Notes to Financial Statements                                 F-7 - F-18

                         REPORT OF INDEPENDENT CERTIFIED
                               PUBLIC ACCOUNTANTS



Board of Directors
    Golden State Petro (IOM I-A) PLC


We have audited the balance sheets of Golden State Petro (IOM I-A) PLC (a company incorporated in the Isle of Man) (a wholly-owned subsidiary of Golden State Holdings I, Ltd.) as of December 31, 1997 and December 31, 1996, and the related statements of operations and accumulated deficit and cash flows for the year ended December 31, 1997 and for the period from December 24, 1996 (commencement of operations) to December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of Golden State Petro (IOM I-A) PLC as of December 31, 1997 and December 31, 1996, and the results of its operations and its cash flows for the year ended December 31, 1997 and for the period from December 24, 1996 (commencement of operations) to December 31, 1996 in conformity with accounting principles generally accepted in the United States of America.


New York, New York
May 8, 1998, except for Note H, for which the date is May 12, 1998

                                             Golden State Petro (IOM I-A) PLC
                                               (a wholly-owned subsidiary of
                                              Golden State Holdings I, Ltd.)

                                                      BALANCE SHEETS

                                                       December 31,





                                                                                                 1997                   1996
                                                                                                 ----                   ----
Assets
    Restricted investments                                                                    $51,027,387            $24,749,427
    Vessel under construction                                                                  38,527,389             35,833,473
                                                                                               ----------             ----------

              Total assets                                                                    $89,554,776            $60,582,900
                                                                                               ==========             ==========
Liabilities
    Mortgage notes, net of debt issue costs of $1,114,083
       and $938,763, respectively                                                             $87,335,917            $60,511,237
    Interest payable and other liabilities                                                      2,838,108                 89,263
                                                                                               ----------             ----------

              Total liabilities                                                                90,174,025             60,600,500
                                                                                               ==========             ==========
Stockholder's equity
    Common stock, no par value; 2,000 shares authorized;
       2 shares issued and outstanding                                                                 2                      2
    Accumulated deficit                                                                         (619,251)               (17,602)
                                                                                               ----------             ----------

              Total stockholder's deficit                                                       (619,249)               (17,600)
                                                                                               ----------             ----------

              Total liabilities and stockholder's deficit                                     $89,554,776            $60,582,900
                                                                                               ==========             ==========









The accompanying notes are an integral part of these statements.

                                             Golden State Petro (IOM I-A) PLC
                                               (a wholly-owned subsidiary of
                                              Golden State Holdings I, Ltd.)

                                               STATEMENTS OF OPERATIONS AND
                                                   ACCUMULATED DEFICIT




                                                                                                                  The period from
                                                                                                                 December 24, 1996
                                                                                                                 (commencement of
                                                                                         Year ended                operations) to
                                                                                        December 31,                 December 31,
                                                                                           1997                         1996
                                                                                           ----                         ----
Revenue
    Interest income                                                                     $3,648,622                     $ 50,722
                                                                                         ---------                       ------

              Total revenue                                                              3,648,622                       50,722

Expenses
    Interest                                                                             4,109,758                       60,434
    Management fees                                                                         45,833                           -
    Amortization of debt issue costs                                                        94,680                        7,890
                                                                                         ---------                       ------

              Total expenses                                                             4,250,271                       68,324

              NET LOSS                                                                   (601,649)                     (17,602)

Accumulated deficit, beginning of period                                                  (17,602)                           -
                                                                                         ---------                       ------

Accumulated deficit, end of period                                                    $  (619,251)                    $(17,602)
                                                                                         =========                     ========












The accompanying notes are an integral part of these statements.

                                             Golden State Petro (IOM I-A) PLC
                                               (a wholly-owned subsidiary of
                                              Golden State Holdings I, Ltd.)

                                                 STATEMENTS OF CASH FLOWS




                                                                                                                  The period from
                                                                                                                 December 24, 1996
                                                                                                                 (commencement of
                                                                                         Year ended                operations) to
                                                                                        December 31,                 December 31,
                                                                                           1997                         1996
                                                                                           ----                         ----
Cash flows from operating activities
    Net loss                                                                          $   (601,649)                 $    (17,602)
    Adjustments to reconcile net loss to net cash
       provided by operating activities
         Amortization of debt issue costs                                                   94,680                         7,890
    Changes in assets and liabilities
       Increase in interest payable and other liabilities                                2,748,845                        89,263
                                                                                        ----------                    ----------

           Net cash provided by operating activities                                     2,241,876                        79,551
                                                                                        ----------                    ----------

Cash flows from investing activities
    Payments made under vessel construction contract                                        -                        (35,304,644)
    Increase in restricted investments                                                 (26,277,960)                  (24,749,427)
    Interest capitalized                                                                (2,693,916)                      (28,829)
    Transaction costs capitalized                                                           -                           (500,000)
                                                                                        ----------                    ----------

           Net cash used in investing activities                                       (28,971,876)                  (60,582,900)
                                                                                        ----------                    ----------

Cash flows from financing activities
    Proceeds from mortgage notes                                                        27,000,000                    61,450,000
    Debt issue costs                                                                      (270,000)                     (946,653)
    Contribution of capital                                                                -                                   2
                                                                                        ----------                    ----------

           Net cash provided by financing activities                                    26,730,000                    60,503,349
                                                                                        ----------                    ----------

           NET INCREASE IN CASH                                                       $         -                   $        -
                                                                                        ==========                    ==========

Supplemental disclosures of cash flow information:
    Cash paid during the period for interest                                          $  4,075,662                  $        -
                                                                                        ==========                    ==========





The accompanying notes are an integral part of these statements.

                        Golden State Petro (IOM I-A) PLC
                          (a wholly-owned subsidiary of
                         Golden State Holdings I, Ltd.)

                          NOTES TO FINANCIAL STATEMENTS

                      Year ended December 31, 1997 and the
                 period from December 24, 1996 (commencement of
                        operations) to December 31, 1996



                     NOTE A - DESCRIPTION OF LEASE OPERATION

     Golden State Petro (IOM I-A) PLC (the "Company"), together with Golden
      State Petro (IOM I-B) PLC ("IOM I-B"), has been formed as an Isle of Man public limited company for the purpose of acquiring and chartering two very large crude oil carriers ("VLCCs").

        Golden State Petroleum Transport Corportion ("GSPTC"), a Delaware
       corporation as an agent for the Company, and IOM I-B issued a 8.04%
        First Preferred Mortgage Term Notes for $127,100,000 and a Serial
      First Preferred Mortgage Notes for $51,700,000. The proceeds from the offering and sale of the Term Notes, together with the proceeds of the sale of the Serial Notes (collectively the "Notes"), will be used by the Company to fund the construction of a VLCC by Samsung Corporation and Samsung Heavy Industries Co., Ltd. (collectively, the "Builders")
       under the technical supervision of the Chevron Shipping Company as agent for Chevron Transport Corporation (the "Initial Charterer")
      which is an indirect, wholly-owned subsidiary of Chevron Corporation.
        The contracted delivery date of the VLCC is February 1, 1999. The
      VLCC, once accepted by the Company under the building contract, will be chartered to the Initial Charterer pursuant to an initial charter for a term of eighteen years. The Initial Charterer has an option to terminate the charter on the eighth anniversary of the delivery date for the VLCC. The Initial Charterer's obligations under the initial charter will be guaranteed by Chevron Corporation.

     The Company, IOM I-B and GSPTC are wholly-owned subsidiaries of Golden
       State Holdings I, Ltd., an Isle of Man holding company, which is a wholly-owned subsidiary of Cambridge Petroleum Transport Corporation
              ("CPTC"), a closely-held Cayman Islands Corporation.


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     1.  Basis of Presentation

         The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

                        Golden State Petro (IOM I-A) PLC
                          (a wholly-owned subsidiary of
                         Golden State Holdings I, Ltd.)

                    NOTES TO FINANCIAL STATEMENTS (continued)

                      Year ended December 31, 1997 and the
                 period from December 24, 1996 (commencement of
                        operations) to December 31, 1996



NOTE B (continued)

         The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 130 ("SFAS No. 130"), "Reporting Comprehensive Income," which is effective for years beginning after December 15, 1997. This new standard requires entities presenting a complete set of financial statements to include details of comprehensive income. Comprehensive income consists of net income or loss for the current period and income, expenses, gains and losses that bypass the income statement and are reported directly in a separate component of equity. The adoption of SFAS No. 130 will not have a material effect on the presentation of the Company's balance sheet or results of operations and retained deficit.

     2.  Allocation of Mortgage Notes

         The Company is jointly and severally liable under the Notes with IOM I-B for the issued amount of $178,800,000. In preparing the separate company financial statements of the Company and IOM I-B, the aggregate amount of the Notes has been allocated so as to reflect the difference in the contracted cost of the vessels.

     3.  Operating Lease

         The operating lease commences upon the delivery of the vessel to the Initial Charterer. Income from the operating lease will be recognized ratably over the term of the leases.

     4.  Vessel Under Construction

         Construction in progress is capitalized in accordance with contract payments made and also includes the capitalization of interest charges and certain transaction costs incurred during the period of the vessel's construction. Contract payments capitalized as of December 31, 1996 and 1997 were $35,304,644, respectively. During the period from inception to December 31, 1996, interest charges of $28,829 were capitalized, and for the year ended December 31, 1997, interest charges of $2,693,916 were capitalized. Transaction costs of $500,000 were capitalized during the period from inception to December 31, 1996.

                        Golden State Petro (IOM I-A) PLC
                          (a wholly-owned subsidiary of
                         Golden State Holdings I, Ltd.)

                    NOTES TO FINANCIAL STATEMENTS (continued)

                      Year ended December 31, 1997 and the
                 period from December 24, 1996 (commencement of
                        operations) to December 31, 1996

NOTE B (continued)

     5.  Debt Issue Costs

         Debt issue costs comprise expenses incurred in connection with the issuance of the Notes. Such expenses are being amortized over the weighted average life of the Serial Notes, and the life of the Term Notes, respectively.

     6.  Fair Value of Financial Instruments

         The methods and assumptions used in estimating the fair values of financial instruments are as follows:

         Restricted Investments: The restricted investments balance represents an investment in a guaranteed investment contract which is readily convertible into cash. The carrying value of the guaranteed investment contract is stated at contract value which approximates fair value. This contract is with Pacific Mutual Life Insurance, a California life insurance company, and is held in the name of the United States Trust Company on behalf of the Company as the Indenture Trustee.

         Mortgage Notes: The carrying value of the Notes approximates fair value as of December 31, 1997 and 1996 based upon the current borrowing rates available for financing with similar terms and maturities and the short elapsed time between the date of the balance sheet and the date of issuance of the Notes.

         Interest Payable and Other Liabilities: The carrying values approximate fair values due to their relatively short maturities.

     7.  Accounting Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent

                        Golden State Petro (IOM I-A) PLC
                          (a wholly-owned subsidiary of
                         Golden State Holdings I, Ltd.)

                    NOTES TO FINANCIAL STATEMENTS (continued)

                      Year ended December 31, 1997 and the
                 period from December 24, 1996 (commencement of
                        operations) to December 31, 1996

NOTE B (continued)

         assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from such estimates. The most significant assumptions and estimates relate to the vessel under construction held for lease.

     8.  Income Taxes

         The Company is exempt from United States Federal, state and local income taxes and has been granted exemptions from the statutory 20% tax on profits required to be assessed against Isle of Man companies.

         Certain entities are exempt from U.S. corporate income tax on U.S. source income from their international shipping operations if (i) their countries of incorporation exempt shipping operations of U.S. persons from income tax (the "Incorporation Test") and (ii) they meet the "Ultimate Owner Test." A company meets the Ultimate Owner Test if more than 50% value of its stock is ultimately owned by individuals who are residents of a foreign country that exempts U.S. persons from tax on shipping earnings. The Company is involved in international shipping operations which meet the Incorporation Test because the Company is incorporated in the Isle of Man, which provides the required exemption to U.S. persons involved in shipping operations, and the Company believes more than 50% of the value of its outstanding shares is owned by individuals who are residents of countries which provide the required exemption to U.S. persons involved in shipping operations. The issue of residence is, however, inherently factual and cannot be determined with certainty.

         Based on the foregoing, the Company expects all of its income to remain exempt from United States Federal, state and local income taxes. Accordingly, no provision for taxes has been made in these financial statements.

                        Golden State Petro (IOM I-A) PLC
                          (a wholly-owned subsidiary of
                         Golden State Holdings I, Ltd.)

                    NOTES TO FINANCIAL STATEMENTS (continued)

                      Year ended December 31, 1997 and the
                 period from December 24, 1996 (commencement of
                        operations) to December 31, 1996



NOTE C - RESTRICTED INVESTMENTS

     The Restricted Investments Account (the "Account") was established in the name and under the control of the United States Trust Company as the Indenture Trustee (the "Trustee"). The proceeds of the Notes issued on behalf of the Company were deposited into the Account in the form of a guaranteed investment contract. The funds in this account can be used only to fund the installment construction payments. The funds on deposit in the Account at December 31, 1997 and December 31, 1996 were $51,027,387 and $24,749,427, respectively.


NOTE D - MORTGAGE NOTES

     On December 24, 1996, GSPTC, a special purpose Delaware corporation which is an entity affiliated with the Company, acted as agent on behalf of the Company and IOM I-B and issued the Notes, certain terms of which are set forth below. The Company was allocated, along with IOM I-B, a share of the proceeds from the offering and sale of the Notes, which totaled $88,450,000. These funds were used by the Company to fund the construction and acquisition of a VLCC.

     The Notes have priority of payment as described in the Indenture Agreement and are collateralized by a statutory first mortgage on the vessel and assignment of the following to the Trustee: (i) the building contract with the Builders and a technical supervision agreement; (ii) the building contract performance guarantee with the Korea Development Bank; (iii) the initial charter; (iv) the charter supplement (pursuant to the issuance of Additional Notes); (v) the Chevron Corporation guarantee; (vi) the management agreement with Cambridge Fund Management L.L.C.; and (vii) certain other collateral.

     Serial Notes

     The Serial Notes were issued in the aggregate principal amount of $51,700,000, of which $24,900,000 was allocated to the Company. Set forth below are the allocated principal amounts and the interest rates of the Serial Notes payable on each maturity date for the Company.

                        Golden State Petro (IOM I-A) PLC
                          (a wholly-owned subsidiary of
                         Golden State Holdings I, Ltd.)

                    NOTES TO FINANCIAL STATEMENTS (continued)

                      Year ended December 31, 1997 and the
                 period from December 24, 1996 (commencement of
                        operations) to December 31, 1996



NOTE D (continued)


                                                                             December 31,             December 31,
                                                                                 1997                     1996
     Maturity date                                     Interest rate        (in thousands)           (in thousands)
     -------------                                     -------------        --------------           --------------
February 1, 2000                                          6.360%               $  2,550                 $  2,550
February 1, 2001                                          6.465                   3,350                    3,350
February 1, 2002                                          6.550                   3,600                    3,600
February 1, 2003                                          6.610                   3,850                    3,850
February 1, 2004                                          6.700                   4,100                    4,100
February 1, 2005                                          6.800                   4,350                    4,350
February 1, 2006                                          6.855                   3,100                    3,100
                                                                                 ------                   ------
                                                                                $24,900                  $24,900
                                                                                 ======                   ======

     Interest has been accrued for the Serial Notes from December 24, 1996, and is payable on February 1 and August 1 of each year commencing August 1, 1997. As of December 31, 1997 and 1996, the effective interest rate for the Serial Notes was 6.631%.

     Term Notes

     The Term Notes were issued by GSPTC, acting as an agent for both the Company and IOM I-B, in the aggregate principal amount of $127,100,000. The allocated principal amount of Term Notes to the Company is $63,550,000. Interest on the Term Notes will accrue from the date of issuance thereof at a rate per annum equal to 8.04%, and will be payable on each February 1 and August 1 (each a "Payment Date"), commencing August 1, 1997. Interest on the Term Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from December 24, 1996.

                        Golden State Petro (IOM I-A) PLC
                          (a wholly-owned subsidiary of
                         Golden State Holdings I, Ltd.)

                    NOTES TO FINANCIAL STATEMENTS (continued)

                      Year ended December 31, 1997 and the
                 period from December 24, 1996 (commencement of
                        operations) to December 31, 1996

NOTE D (continued)

     The Term Notes will be subject to redemption through the operation of a mandatory sinking fund on each payment date commencing August 1, 2007 up to and including August 1, 2018, according to the schedule of sinking fund redemption payments set forth below. The sinking fund redemption price is 100% of the principal amount of Term Notes being redeemed, together with accrued and unpaid interest to the date fixed for redemption. The Term Notes will mature, and the final payment of principal and interest on the Term Notes will be due, on February 1, 2019. The amortization schedule will approximate the level of debt service through to the maturity date with an additional principal payment on the maturity date of $10,995,000. The following table provides the scheduled sinking fund redemption amounts and final principal payment on the Term Notes.


                         Sinking fund redemption amounts
                           and final principal payment
          -----------------------------------------------------------
                                                           Amount
          Scheduled payment date                       (in thousands)
          ----------------------                       --------------

          August 1, 2007                                 $  1,340
          February 1, 2008                                  1,395
          August 1, 2008                                    1,450
          February 1, 2009                                  1,510
          August 1, 2009                                    1,570
          February 1, 2010                                  1,635
          August 1, 2010                                    1,700
          February 1, 2011                                  1,765
          August 1, 2011                                    1,840
          February 1, 2012                                  1,910
          August 1, 2012                                    1,990
          February 1, 2013                                  2,070
          August 1, 2013                                    2,150
          February 1, 2014                                  2,240
          August 1, 2014                                    2,330
          February 1, 2015                                  2,420
          August 1, 2015                                    2,520
          February 1, 2016                                  2,620
          August 1, 2016                                    2,725
          February 1, 2017                                  2,835
          August 1, 2017                                    2,950
          February 1, 2018                                  3,070
          August 1, 2018                                    3,190
          February 1, 2019                                 14,325
                                                           ------

                                                          $63,550
                                                           ======

                        Golden State Petro (IOM I-A) PLC
                          (a wholly-owned subsidiary of
                         Golden State Holdings I, Ltd.)

                    NOTES TO FINANCIAL STATEMENTS (continued)

                      Year ended December 31, 1997 and the
                 period from December 24, 1996 (commencement of
                        operations) to December 31, 1996


NOTE D (continued)

     The Term Notes were sold by the Company and an affiliated entity, IOM I-B, (together, the "Owners") in a private placement through their agent, GSPTC. In connection with such sale, the Owners and certain other parties (the "Parties") entered into a Registration Rights Agreement for the benefit of the purchasers. Pursuant thereto, the Parties agreed to use their best efforts to effect an Exchange Offer to exchange up to $127,100,000 in aggregate principal amount of the Notes issued by the Owners.

     Additional Notes

     The Company shall be entitled to issue an additional series of first preferred mortgage notes (the "Additional Notes") upon the delivery date of the vessel. The proceeds of the Additional Notes will be used by the Company to fund any additional construction costs of the vessel.

     The term and maturity of any Additional Notes will be determined at the discretion of management at the date of issue.

     Mandatory Redemption

     The Serial Notes, together with the Term Notes and the Additional Notes, will be subject to mandatory redemption on a pro rata basis in an aggregate principal amount equal to the allocated principal amount of the Notes of the vessel if: (i) the vessel is not delivered on, or before 180 days from, the contractual delivery date for the vessel and the contractual delivery date is not extended as provided in the building contract or (ii) the Company rejects or cancels the related building contract pursuant to the terms and conditions set forth therein or (iii) the vessel is a total loss, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest (including default interest) to the date fixed for redemption.

     If a net reduction in construction cost occurs, the Company shall redeem outstanding Serial Notes and Term Notes, on a pro rata basis, in an aggregate principal amount equal to the net reduction in construction costs, at a redemption price of 100% of the principal amount thereof, together with accrued and unpaid interest on such Notes to be redeemed, to the date fixed for redemption.

                        Golden State Petro (IOM I-A) PLC
                          (a wholly-owned subsidiary of
                         Golden State Holdings I, Ltd.)

                    NOTES TO FINANCIAL STATEMENTS (continued)

                      Year ended December 31, 1997 and the
                 period from December 24, 1996 (commencement of
                        operations) to December 31, 1996

NOTE D (continued)

     If the Initial Charterer exercised any of its termination options as defined in the Initial Charter, and the Company does not enter into an acceptable replacement charter for the vessel on or before the date which is one week prior to the next sinking fund payment date for the Term Notes following the effective date of such termination and the vessel is sold, with the consent of all the holders of the Term Notes, then the outstanding Term Notes will be redeemed in part, from the net proceeds of the sale of the vessel and the allocable portion of the Restricted Cash - Pre-Funding account, in an aggregate principal amount of Term Notes equal to the allocated principal amount of the Notes for the vessel, at an aggregate redemption price equal to the sum of such net proceeds and the allocable portion of the debt service reserve fund. The debt service reserve fund, together with interest earned thereon, provides for the payment of the average annual sinking fund payment and interest on the Term Notes. If all the holders of the Term Notes do not consent to such a sale, Cambridge Fund Management, L.L.C. will attempt to recharter the vessel.

     Optional Redemption

     The Serial Notes will not be subject to optional redemption prior to the respective maturity dates. The Term Notes may be redeemed in whole or in part at the discretion of the Company on any payment date on or after the later of (a) August 1, 1999 or (b) the delivery date of the last vessel (whether the vessel of the Company or the vessel of IOM I-B to be delivered at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest to the date fixed for redemption, provided that if (i) such redemption occurs prior to February 1, 2018 and (ii) a vessel is then subject to the related Initial Charter or to an acceptable replacement charter pursuant to which the charterer thereunder is required to pay charter hire equal to or greater than the charter hire payable by the Initial Charterer during the fixed period, then the make-whole premium, as defined in the Offering Memorandum, shall be payable with respect to Mortgage Notes in an amount equal to allocated principal amount of the Mortgage Notes for such vessel. The Company may not exercise such optional redemption if such optional redemption would adversely affect the then applicable ratings on the Serial Notes. In addition, Term Notes may be redeemed in part in an aggregate principal amount equal to the allocated principal amount of the Notes for the vessel if the Initial Charter for the vessel is terminated and an acceptable replacement charter is not entered into, at a redemption price equal to 100% of the principal amount thereof plus accrued interest to the date fixed for redemption.

                        Golden State Petro (IOM I-A) PLC
                          (a wholly-owned subsidiary of
                         Golden State Holdings I, Ltd.)

                    NOTES TO FINANCIAL STATEMENTS (continued)

                      Year ended December 31, 1997 and the
                 period from December 24, 1996 (commencement of
                        operations) to December 31, 1996



NOTE D (continued)

     Debt Covenants

     The Indenture includes certain covenants that, among other things, prohibit the Company and GSPTC from incurring additional indebtedness (other than Additional Notes or subordinated loans) and impose limitations on the amount of investments, on loans, advances, mergers, the payment of dividends and the making of certain other payments, the creation of liens and certain transactions with affiliates.


NOTE E - CONTINGENCIES AND COMMITMENTS

     The following is a schedule by years of minimum future rental income on the noncancellable portion of the operating lease for the fiscal years ending December 31:


1998                                                 $    -
1999                                                  9,084,466
2000                                                  9,927,635
2001                                                  9,927,635
2002                                                  9,927,635
2003 - 2007                                          40,553,709
                                                     ----------
                                                    $79,421,080
                                                     ==========

     Future contractual payments to be made under the shipbuilding contract for each of the two succeeding fiscal years ending December 31, until completion, are as follows:


1998                                                $17,423,780
1999                                                 25,726,340
                                                     ----------

                                                    $43,150,120
                                                     ==========

                        Golden State Petro (IOM I-A) PLC
                          (a wholly-owned subsidiary of
                         Golden State Holdings I, Ltd.)

                    NOTES TO FINANCIAL STATEMENTS (continued)

                      Year ended December 31, 1997 and the
                 period from December 24, 1996 (commencement of
                        operations) to December 31, 1996



NOTE F - CONCENTRATION OF CREDIT RISK AND OTHER RISK

     The Company has no sources for the payment of the principal of, and the interest on, the Notes except for the pre-funding and capitalized interest accounts held by the Trustee. Accordingly, the Company's ability to pay debt service on the Notes is wholly dependent upon its financial condition, results of operations and cash flows when the vessel is in operation.

     The Company's vessel under construction is produced under a contract with a shipyard in the Republic of Korea ("RK"). The production and delivery of this vessel is subject to the risk of nonperformance by the shipyard due to political or economic changes in the RK, as well as interruptions in sea or air transportation in the area. Although the Company has received various performance guarantees from the shipyard and its bank to recover its investment in the event of nonperformance, there can be no conclusive assurance that the counterparties will perform. Also, the Company's future shipping operations would be significantly disrupted if such an event were to occur.


NOTE G - RELATED PARTY TRANSACTION

     Pursuant to an agreement (the "Management Agreement") between the Company and Cambridge Fund Management, L.L.C. (the "Manager"), an affiliate of the Company, the Manager has agreed to provide administrative management and advisory services to the Company at an annual fee of $50,000. The charges will be payable to the Manager semiannually on each interest payment date. All recurring fees are payable by the Manager from the management fee. Management fee expenses and management fee payable as of December 31, 1997 and 1996, are as follows:


                                           1997                      1996
                                           ----                      ----


Management fee expenses                  $45,833                    $   -
Management fee payable                    20,833                        -

     In connection with the issuance of the Notes, the Company paid structuring fees of $500,000 in 1996 to CPTC, an affiliated entity.

                        Golden State Petro (IOM I-A) PLC
                          (a wholly-owned subsidiary of
                         Golden State Holdings I, Ltd.)

                    NOTES TO FINANCIAL STATEMENTS (continued)

                      Year ended December 31, 1997 and the
                 period from December 24, 1996 (commencement of
                        operations) to December 31, 1996



NOTE G (continued)

     CPTC has contributed or waived and expects to continue to contribute or waive shipbuilding brokerage commissions and other services during the construction of the VLCC. The Company has reflected these contributed services of approximately $1,092,000 as a reduction of the delivered cost of the vessel in the balance sheets as of December 31, 1996 and 1997.


NOTE H - SUBSEQUENT EVENTS

     On April 21, 1998, CPTC entered into a stock purchase agreement with Frontline Ltd., whereby CPTC sold its investment in Golden State Holdings I, Ltd. for $2,400,000. On May 12, 1998, the sale was closed.