Form 20-F
period 1998-12-31
GOLDEN STATE PETRO IOM I A PLC
filed 1999-07-02
CIK 1038460

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 20-F
 (Mark One)
[  ]     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
             OF THE SECURITIES EXCHANGE ACT OF 1934

                               OR

[X]       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1998

                               OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________

Commission file number  333-26227

                GOLDEN STATE PETRO (IOM I-A) PLC
     (Exact name of Registrant as specified in its charter)

                Golden State Petro (IOM I-A) PLC
         (Translation of Registrant's name into English)

                           Isle of Man
         (Jurisdiction of incorporation or organization)

      c/o 15-19 Athol Street, Douglas, Isle of Man IM1 1LB
            (Address of principal executive offices)

Securities registered or to be registered pursuant to section
12(b) of the Act.

    Title of each class                Name of each exchange
                                       on which registered
         None

Securities registered or to be registered pursuant to section
12(g) of the Act.

                              None
                        (Title of class)

Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act.

       Golden State Petroleum Transport Corporation 8.04%
             First Preferred Mortgage Notes Due 2019
                        (Title of class)

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

    Yes  __X___              No _______

Indicate by check mark which financial statement item the registrant has elected to follow.

    Item 17 _______          Item 18 __X___

                             PART I

ITEM 1.   DESCRIPTION OF BUSINESS

THE COMPANY

Golden State Petro (IOM I-A) PLC (the "Company"), and Golden
State Petro (IOM I-B) PLC ("IOM I-B") (together, the
"Companies"), have each been formed as an Isle of Man public limited company for the purpose of acquiring and chartering a very large crude oil carrier ("VLCC" or "Vessel").

Golden State Petroleum Transport Corporation ("GSPTC"), a Delaware corporation as an agent for the Company and IOM I-B, issued 8.04% First Preferred Mortgage Term Notes for $127,100,000 (the "Term Notes") and Serial First Preferred Mortgage Notes for $51,700,000 (the "Serial Notes") (together the "Notes"). The principal amount of the Term Notes and the Serial Notes allocated to the Company is $63,550,000 and $24,900,000 respectively. The proceeds from the offering and sale of the Notes allocated to the Company, were used by the Company to fund the construction of a VLCC by Samsung Corporation and Samsung Heavy Industries Co. Ltd. (together the "Builders") under the technical supervision of the Chevron Shipping Company as agent for Chevron Transport Corporation (the "Initial Charterer") which is an indirect, wholly-owned subsidiary of Chevron Corporation. The Vessel, the "Frank A. Shrontz", was accepted by the Company under the building contract on December 7, 1998 and concurrently was delivered to the Initial Charterer under an initial charter for a term of eighteen years (the "Initial Charter"). The Frank A. Shrontz is a double-hulled carrier of approximately 308,500 deadweight tonnes ("dwt") and is currently registered under the Bahamian Flag. The Initial Charterer has an option to terminate the charter on the eighth anniversary of the delivery date of the Vessel. The Initial Charterer's obligations under the Initial Charter will be guaranteed by Chevron Corporation.

The Company, IOM I-B, and GSPTC are wholly-owned subsidiaries of Golden State Holdings I, Limited ("GSH"), an Isle of Man holding company. Prior to May 12, 1998, GSH was wholly-owned by Cambridge Petroleum Transport Corporation, a Cayman Islands
company ("CPTC").    On May 12, 1998, all of the issued and
outstanding shares of GSH were transferred by CPTC to Independent Tankers Corporation, a Cayman Islands company ("ITC"). On the same date, all of the issued and outstanding shares of ITC were sold to Frontline Ltd. ("Frontline"), a publicly listed Bermuda company.

Pursuant to a share purchase agreement dated December 23, 1998, as amended on March 4, 1999, Frontline has sold, effective as of July 1, 1998, all of the issued and outstanding shares of ITC to

Hemen Holding Limited, a Cyprus company ("Hemen"). Hemen is the principal shareholder of Frontline and is indirectly controlled by Mr. John Fredriksen, the Chairman and Chief Executive Officer of Frontline.

The Company is chartering the Vessel to the Initial Charterer under the Initial Charter which is expected to provide, so long as the Initial Charter is in effect, (a) charter hire payments sufficient to pay (i) the Company's obligations under the Notes,
(ii) the management fees under the management agreements, (iii) the estimated recurring fees, (iv) the estimated fees payable to the indenture trustee for the Notes (the "Indenture Trustee") and
(v) any other costs and expenses incidental to the ownership and chartering of the Vessel that are to be paid by the Company and to fund a debt service reserve fund and (b) that the Vessel will be maintained in accordance with good commercial maintenance practices, and to arrange for vessel management and re-marketing services to be available in case any Initial Charter is terminated or the Vessel is for any other reason returned to the possession and use of the Company.

The Company was incorporated in the Isle of Man because it is a jurisdiction whose regulation of the shipping industry and favorable tax laws have traditionally encouraged the organization of shipping companies. The Isle of Man is an "open registry" jurisdiction, which has traditionally been associated with the shipping industry. The Company conducts its business and is resident in the Isle of Man; to date it has not incurred taxation on its income and should not, under current law and practice in such jurisdictions, incur such taxation in the future.

The principal executive offices of the Company are located at 15-
19 Athol Street, Douglas, Isle of Man IM1 1LB and its telephone number is 011 (44) 1624-628575.

MANAGEMENT OF THE COMPANY

Under a management agreement (a "Management Agreement") with each Company, Cambridge Fund Management L.L.C., a Delaware limited liability company ("Cambridge") and an affiliate of CPTC, provided administrative, ship management and advisory services to the Companies as manager ("Manager").

Pursuant to each Management Agreement, the Manager receives a fee (the "Management Fee") of $50,000 per year per Vessel. All costs of maintaining the corporate status of the Company, accounting and auditing fees and other related costs ("Recurring Fees") are payable by the Manager from the Management Fee. The Management Fee is payable semi-annually. The Companies believe that the Management Fee will be sufficient to cover the Companies' anticipated expenses during the term of the Initial Charter.

On January 31, 1999, Cambridge resigned as Manager of the
Companies and was replaced by Frontline.

CHARTER MARKET

THE INITIAL CHARTER
Pursuant to the Initial Charter, the Initial Charterer has agreed to charter the Vessel commencing on its delivery date and ending on the eighteenth anniversary of such delivery date. Pursuant to the Initial Charter, the Initial Charterer has the right to terminate the Initial Charter on five dates (each, an "Optional Termination Date") beginning on the expiration of the period commencing on the delivery date for such Vessel and terminating on the eighth anniversary thereof (each, a "Fixed Period") and on each of the four subsequent two-year anniversaries thereof. During the Fixed Period, the charter hire shall be $27,199 per day. Charter hire after the Fixed Period will be $28,500. During the term of the Initial Charter, the Company is not liable for any expense in operating, registering, documenting, insuring, repairing or maintaining the Vessel and is not required to supply a vessel or any part thereof if the Vessel or any part thereof is lost, damaged, rendered unfit for use, confiscated, seized, requisitioned, restrained or appropriated. Pursuant to the Initial Charters, the Initial Charterer is required to pay charter hire in respect of the Vessel without offset or deduction for any reason whatsoever.

REMARKETING
In the event the Initial Charterer gives notice to the Company of its intent to terminate the Initial Charter, the Manager, pursuant to the related Management Agreement, is required to engage a remarketing agent. McQuilling Brokerage Partners, Inc. ("McQuilling") and ACM Shipping Limited ("ACM Shipping") have agreed to provide on a non-exclusive basis remarketing services if the Initial Charterer exercises its option to terminate the Initial Charter for the Vessel. McQuilling, established in 1972, is a leading New York-based ship broker whose activities encompass all aspects of chartering, sale and purchase, ship finance, demolition and project development. ACM Shipping is a leading London shipbroker which has strong relationships with the major oil companies. ACM Shipping has been in the ship brokerage business since 1982.

If the Initial Charterer elects to terminate the Initial Charter for the Vessel on the first Optional Termination Date for the Initial Charter, the allocated principal amount of the Notes for the Vessel will be approximately $63.55 million. All of the Serial Notes will have matured on or prior to such date. If (i) the Initial Charterer elects to terminate the Initial Charter for the Vessel, (ii) an acceptable replacement charter has not been entered into and (iii) such Vessel has not been sold, then in order to make scheduled sinking fund and interest payments on the Notes, if any, and to pay estimated ship expenses for the related Vessel, minimum bareboat charter hire payments of approximately $18,569 per day per Vessel, would be required upon recharter.
The foregoing charter hire rates would not cover $10,995,000 of the final principal payment allocated to the Vessel. The $10,995,000 is less than current estimates of the approximate residual value of the respective Vessel on the date of the final payment. No assurance can be given as to the residual or scrap value of the Vessel on such date of the final payment and no assurance can be given that the Manager would be able to obtain charters at the foregoing charter hire rates.

CHARTER RATES AND THE MARKET FOR SECONDHAND VESSELS
The shipping industry is highly cyclical, experiencing volatility in profitability, vessel values and charter rates. In particular, freight and charterhire rates are strongly influenced by the supply and demand for shipping capacity.

COMPETITION
The market for international seaborne crude oil transportation services is highly fragmented and competitive. Seaborne crude oil transportation services generally are provided by two main types of operators: major oil company captive fleets (both private and state-owned) and independent shipowner fleets. In addition, several owners and operators pool their vessels together on an ongoing basis, and such pools are available to customers to the same extent as independently owned and operated fleets. Many major oil companies and other oil trading companies also operate their own vessels and use such vessels not only to transport their own crude oil but also to transport crude oil for third party charterers in direct competition with independent owners and operators in the tanker charter market. Competition for charters is intense and is based upon price, location, size, age, condition and acceptability of the vessel and its manager. Competition is also affected by the availability of other size vessels to compete in the trades in which the Company engages.

INSPECTION, INSURANCE AND REGULATION

INSPECTION BY CLASSIFICATION SOCIETY
Every commercial vessel's hull and machinery must be "classed" by a classification society authorized by its country of registry. The classification society ensures that a vessel is constructed and equipped in accordance with the International Maritime Organization (the "IMO") regulations and the Safety of Life at Sea Convention.

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

The Vessel will be maintained during the term of the Initial Charter by the Initial Charterer in accordance with good commercial maintenance practice commensurate with other vessels in the Initial Charterer's fleet of similar size and trade, as required by the Initial Charter. The Initial Charter requires the Initial Charterer to return the Vessel on termination of the Initial Charter "in class" under the rules of the American Bureau of Shipping (or another classification society previously approved by the Company). In addition, the Company has the right to inspect the Vessel and to require surveys upon redelivery, and the Initial Charterer will be responsible for making or compensating the Company for certain necessary repairs in connection with such redelivery.

INSURANCE
The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters, environmental mishaps, cargo and property losses or damage and business interruptions caused by adverse weather and ocean conditions, mechanical failures, human error, political action in various countries, war, terrorism, piracy, labor strikes and other circumstances or events. Pursuant to the Initial Charter, the Vessel may be operated through the world in any lawful trade for which the Vessel is suitable, including carrying oil and its products. In the past, political conflicts in many regions, particularly in the Arabian Gulf, have included attacks on tankers, mining of waterways and other efforts to disrupt shipping in the area.

Vessels trading in such regions have also been subject to acts of terrorism and piracy. In addition, the carriage of petroleum products is subject to the risk of spillage and leakage. Any such event may result in increased costs or the loss of revenues or assets, including a Vessel.

Under the Initial Charter, the Initial Charterer is entitled to self-insure against marine and war risks relating to the Vessel and against protections and indemnity risks relating to the Vessel during the term of the Initial Charter and, accordingly, purchasers of the Notes cannot rely on the existence of third-party insurance. There can be no assurance that all risks will be adequately insured against, that any particular loss will be covered or that the Company will be able to procure adequate insurance coverage at commercially reasonable rates in the future. In particular, stricter environmental regulations may result in increased costs for, or the lack of availability or, insurance against the risks of environmental damage or pollution.

The Initial Charterer will, pursuant to the Initial Charter, indemnify the Company from damages arising from a failure to maintain any financial responsibility requirements whether relating to oil or other pollution damage. The Initial Charterer will also indemnify the Company to the extent losses, damages or expenses are incurred by the Company relating to oil or other pollution damage as a result of the operation of the Vessel by the Initial Charterer.

ENVIRONMENTAL AND OTHER REGULATIONS
The Vessel and the operation of the Vessel must comply with extensive and changing environmental protection laws and regulations. Compliance with these laws and regulations may entail significant expenses, including expenses for ship modifications and changes in operating procedures. These laws and regulations could have a material adverse effect on the business and the operations of the Company and any charterer of the Vessel. In particular, the United States Oil Pollution Act of 1990, as amended ("OPA 90"), provides for strict liability for owners, operators and demise charterers of any vessel for certain oil pollution incidents in the waters of the United States or adjoining shorelines or the exclusive economic zone. The United States Coast Guard has adopted a final rule (the "Final Rule") under OPA 90 published on March 7, 1996 which requires owners, operators and demise charterers of self-propelled tanker vessels operating in United States waters to meet the aggregate financial responsibility requirements required under OPA 90 as well as under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"). The Final Rule requires owners, operators and demise charterers to furnish the United States Coast Guard with evidence of financial responsibility in compliance with the limits specified by OPA 90 and CERCLA. The

Initial Charterer has, pursuant to the Initial Charter, furnished evidence of financial responsibility with respect to the Vessel to the United States Coast Guard as required by the Final Rule.

If the prospective recharterers of the Vessel fail to comply with the Final Rule, it would have a material adverse effect on the Company and holders of the Notes.

Owners or operators of tankers operating in United States waters must file vessel response plans with the United States Coast Guard and their tankers must operate in compliance with their United States Coast Guard approved plans. Such response plans must, among other things, (i) identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case" discharge, (ii) describe crew training and drills, (iii) identify a qualified individual with full authority to implement removal actions and (iv) describe mitigation and response actions. The Initial Charterer has advised the Company that vessel response plans have been approved for the Vessel.

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

The IMO, an agency of the United Nations, recently adopted regulations designed to reduce oil pollution in international waters. In complying with OPA 90, the IMO regulations and other regulations that may be adopted, the Company and any charterer of the Vessel may be forced to incur additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Certain states in the United States, the European Community and certain other countries have adopted or are also considering adopting stricter technical and operational requirements for tankers. Additional laws and regulations may be adopted which may have a material adverse effect on the business and the operations of the Company.

The business and the operations of the Company and any charterer of the Vessel are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the Vessel operates, as well as in the country or countries of their registration. Because such conventions, laws and regulations are often revised, the Company cannot predict the ultimate cost of complying with such revised conventions, laws and regulations or the impact thereof on the resale price or useful life of the Vessel.

OPA 90

OPA 90 applies to all vessels that trade in the United States or its territories or possessions or operate in United States waters, which include the United States territorial seas and the two hundred nautical mile exclusive economic zone of the United States. Under OPA 90, vessel owners, operators and demise charterers are "responsible parties" with strict liability on a joint and several basis (unless the spill results solely from the act or omission of a third party (subject to certain statutory qualifications), an act of God or an act of war for all oil spill containment and clean-up costs and other damages arising from actual and threatened oil spills pertaining to their vessels. These other damages include (i) natural resources damages and the costs of assessment thereof, (ii) real and personal property damages, (iii) net loss of taxes, royalties, rent, fees and other lost government revenues, (iv) lost profits or impairment of earning capacity due to property or natural resource damage, (v) net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and (vi) loss of subsistence use of natural resources. OPA 90 limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker (subject to possible adjustment for inflation); however, that limit would not apply if the incident were approximately caused by violation of applicable United States federal safety, construction or operating regulations or by the responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report an incident which the responsible party knows or has reason to know of, or to provide all reasonable cooperation and assistance requested by a responsible official in connection with oil removal activities. OPA 90 does not by its terms impose liability on lenders or the holders of mortgages on vessels; however, there is no specific exclusion for such entities under OPA 90. In addition, if the Indenture Trustee or any holder exercises remedies and becomes an "owner" or "operator" or "demise charterer" of the Vessel following a Mortgage Event of Default, such persons or entities may be subject to liability under OPA 90. A catastrophic spill could exceed the liability limits of any insurance coverage available, in which event there could be a material adverse effect on the owner and the operator of the vessel involved in the spill.

IMO

The IMO was organized in 1958. Over 100 national governments are members of the IMO, whose purpose is to provide for international regulations and practices affecting shipping and international trade and to encourage the adoption of standards of safety and navigation. During the last 35 years the IMO has initiated over 700 resolutions and 30 major conventions and protocols. All IMO agreements must be ratified by the individual government constituents. Outside the United States, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969 ("CLC"), as amended by the 1992 Protocol, which entered into force May 30, 1996. Under the CLC, an oil tanker's registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by a discharge of oil, subject to certain defenses and limits. The current limit for a ship not exceeding 5,000 gross tons is 3 million Special Drawing Rights ("SDR") and, for each additional ton on a larger vessel, an additional 420 SDRs, up to a maximum of 59.7 million SDRs. (An SDR is defined by the International Monetary Fund on the basis of a basket of currencies. The exchange rate in effect on June 22, 1999 for the US dollar equivalent of the SDR was approximately 1.34, making the maximum liability approximately US $80 million.) The right to limit liability is forfeited only where the spill is caused by the owner's actual fault or the fault of a third party with whom the owner has a direct contractual relationship. Vessels trading to contracting states must establish evidence of insurance covering the limited liability of the owner.

In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern and liability is imposed either on the basis of fault or in a manner similar to the CLC.

On March 6, 1992, the IMO adopted regulations which set forth new and upgraded requirements for pollution prevention for tankers.
These regulations went into effect on July 6, 1995. The Vessel complies with such IMO regulations.

The IMO continues to review and introduce new regulations on a regular basis. It is impossible to predict what additional regulations, if any, may be passed by the IMO, whether those regulations will be adopted by member countries and what effect, if any, such regulations might have on the operation of oil tankers.

ITEM 2.   DESCRIPTION OF PROPERTIES

Other than the Vessel described in Item 1. Description of Business, the Company has no property.

ITEM 3.   LEGAL PROCEEDINGS

The Company is not a party to any pending legal proceedings and no such proceedings are known to be contemplated.

ITEM 4.   CONTROL OF REGISTRANT

Except as set forth below, the Registrant is not aware of any beneficial owner of more than 5% of the Company's Common Stock as of close of business on May 31, 1999.

                      Beneficial Ownership

                   Name and                  Number
Class of           address of                of         Percent
Shares             Beneficial Owners         Shares     of Class
-------            -----------------         ------     --------
Ordinary Shares    Hemen Holding Limited*    2          100%

* The issued and outstanding shares of the Company are owned by GSH. All of the issued and outstanding shares of GSH are owned by ITC. All of the issued and outstanding shares of ITC are owned by Hemen, a Cyprus company. Hemen is controlled by John Fredriksen.

All of the Company's issued and outstanding ordinary shares have been pledged to the Indenture Trustee as part of the Collateral.

ITEM 5.   NATURE OF TRADING MARKET

The Notes do not trade on an organized exchange but rather trade in private transactions among the parties.

ITEM 6.   EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING
SECURITY HOLDERS

Inapplicable.

ITEM 7.   TAXATION

ISLE OF MAN

Under the Exempt Companies Act, the Company is exempt from any Isle of Man income tax, or any other tax on income of distributions accruing to or derived for the Company, or in connection with any transactions with the Company, or any shareholders.

No estate, inheritance, succession, or gift tax, rate, duty, levy or other charge is payable in the Isle of Man with respect to any shares, debt obligations or other securities of the Company.

There is no reciprocal tax treaty between the Isle of Man and the United States.

ITEM 8.   SELECTED FINANCIAL DATA

The selected income statement data of the Company with respect to the fiscal years ended December 31, 1998 and 1997, and the period ended December 31, 1996, and the selected balance sheet data with respect to the fiscal years ended December 31, 1998 and 1997, have been derived from the Company's Financial Statements included herein and should be read in conjunction with such statements and the notes thereto. The selected balance sheet data with respect to the period ended December 31, 1996 has been derived from audited financial statements of the Company not included herein. The following table should also be read in conjunction with Item 9 "Management's Discussion and Analysis" and the Company's Consolidated Financial Statements and Notes thereto included herein. The Company's accounts are maintained in US dollars.

                                  Year Ended         Period Ended
                           Dec 31, 1998 Dec 31, 1997 Dec 31, 1996
(in $)

Net loss                      (774,006)    (601,649)     (17,602)
Vessel/Vessel under
 construction                85,801,537   38,527,389   35,833,473
Total Assets                 90,722,150   90,668,859   61,521,663
Total Long Term Obligations  88,450,000   88,450,000   61,450,000

ITEM 9.   MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

The Company was formed as an Isle of Man public limited company for the purpose of acquiring and chartering a Vessel.

At the time of the issuance of the Notes by GSPTC (the "Closing Date"), the Company (i) received the net proceeds from the sale of the Notes, (ii) paid the first installment of the purchase price of the Vessel, (iii) paid certain legal, printing, rating and other fees and expenses, and (iv) deposited the balance of the net proceeds from the sale of the Notes into a guaranteed investment contract (the "Pre-Funding Account"). In addition, the Company entered into a building contract (the "Building Contract"), the Technical Supervision Agreements, the Initial Charter, the Management Agreement and certain security agreements for the benefit of the holders of the Notes and became the beneficiary of a Building Contract guarantee and the Chevron guarantee.

Between the Closing Date and the delivery date of its Vessel, the operations of the Company consisted solely of (i) making payments of interest on the Notes, (ii) making payments of Recurring Fees and Management Fees, (iii) making additional installments under the building contracts, (iv) receiving interest on amounts held in the Pre-Funding Account, (v) receiving certain non-cash contributions from the Technical Supervisor of services and Owners' Items and (vi) fulfilling its obligations under the Registration Rights Agreement.

The Vessel was accepted by the Company under the Building
Contract on December 7, 1998 and concurrently was delivered to the Initial Charterer.

Following delivery of the Vessel, the operations of the Company consist solely of (i) receiving charter hire payments under its Initial Charter, any Acceptable Replacement Charter and other charters, (ii) receiving proceeds from the sale, if any, of the Vessel, (iii) making payments of interest and principal on the Notes, (iv) making payments of Recurring Fees and Management Fees and (v) receiving interest income on amounts held in the trust accounts.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1998 COMPARED WITH THE YEAR ENDED
DECEMBER 31, 1997

In the year ended December 31, 1998, the Company earned $2,683,332 interest income, compared with $3,648,622 in 1997. This reduction reflects the decrease in restricted investments due to the payment of vessel purchase installments. The Company earned $679,975 in charter income in 1998 following the delivery of the Vessel in December 1998.

Interest expense was $3,726,745 in 1998, compared with $4,109,758 in 1997. These amounts are net of capitalized interest of $3,034,721 and $2,693,916 in 1998 and 1997, respectively.
Depreciation of $265,891 was incurred in 1998.

In 1998 the Company paid interest on the Notes of $6,761,468
(1997 - $4,075,662) and paid vessel purchase installments of $44,505,320 including a premium for early delivery of $1,355,200.

By reason of the foregoing, the net loss for 1998 was $774,006 compared with $601,649 in 1997.

Year Ended December 31, 1997 compared with the Period Ended
December 31, 1996

In the year ended December 31, 1997, the Company earned
$3,648,622 interest income, compared with $50,722 in the 1996 period.

Interest expense was $4,109,758 in 1997, compared with $60,434 in
the 1996 period.   These amounts are net of capitalized interest
of $2,693,916 and $28,829 in 1997 and 1996, respectively.

In 1997, the Company paid interest on the Notes of $4,075,662
(1996 - $nil) and paid vessel purchase installments of $35,304,644.

By reason of the foregoing, the net loss for 1997 was $601,649 compared with $17,602 in 1996.

CAPITAL RESOURCES AND LIQUIDITY

Through the contractual delivery date of the Vessel, interest on the Notes was payable from amounts on deposit in the Pre-Funding Account. After the delivery date, the Company's sources of funds will be charter hire payments for the Vessel, earnings on permitted investments and the proceeds from the sale, if any, of the Vessel. The Company does not have, nor will it have in the future, any other source of capital for payment of the Notes.

On the Closing Date, the Company (i) received $87.2 million reflecting the proceeds from the sale of the Notes, net of the initial purchaser's discounts and commissions and financial advisory fees, (ii) paid $35.3 million which represents the first installment of the contract purchase price of its Vessel (iii) paid $0.4 million in legal, printing, rating and other fees and expenses and (iv) deposited $51.5 million into the Pre-Funding Account.

On the first Optional Termination Date with respect to the Vessel, the Company will have a balance in the debt service reserve fund of at least $9.1 million, assuming no prior withdrawals from the debt service reserve fund, and will have outstanding an aggregate principal amount of Term Notes of $63.55 million.

To the extent that the Initial Charterer does not terminate the Initial Charter, the balance of funds on deposit in the debt service reserve fund will exceed the amount of the Term Notes outstanding by approximately August 1, 2014. To the extent that the Initial Charterer terminates the Initial Charter at the first Optional Termination Date thereof, the average daily bareboat charter hire rate that would be sufficient to permit timely payments of principal and interest on the Term Notes until their maturity date is approximately $18,569.

The foregoing determination assumes that amounts remaining in the trust accounts will be invested in permitted investments that will provide a return of 7.0% per annum compounded monthly for funds on deposit in the Pre-Funding Account and a return of 6.0% per annum compounded monthly for funds on deposit in the revenue account and the debt service reserve fund. On the Closing Date, guaranteed investment contracts for funds on deposit in the Pre-Funding Account and revenue account (until the latest maturity date of the Serial Note) rated at least "Aa" or "AA" by Moody's or Standard & Poor's, respectively, were available with at least the assumed annual rate of return and the Company believes that guaranteed investment contracts for certain funds on deposit with the Indenture Trustee other than in the Pre-Funding Account or the revenue account (until the latest maturity date of the Serial Notes) rated at least "A" by Moody's or Standard & Poor's will be available with at least the assumed annual rate of return for such amounts until the latest maturity date of the Term Notes. The annual rate of return on permitted investments of amounts remaining in any trust account on or after August 1, 2014 cannot be predicted.

YEAR 2000

The Vessel is provided with computers and has computerized control systems. Further, the Vessel has equipments such as, for example, navigational aids, communications systems, machinery equipment, cargo measuring equipment and alarm systems that rely on computers or embedded computer chips for proper function.

The initial terms of the Charter extend beyond the year 2000. The Initial Charterer has assured the Company that it is very aware of the year 2000 problem. The Initial Charterer has confirmed that in the dealings with the Vessel it is taking, and will continue to take, all reasonable steps to allow business continuity into the year 2000 and beyond.

The Initial Charterer's obligation to pay charter hire is absolute, including in circumstances where a Vessel should be unfit for use due to computer related problems, should such occur in spite of the Initial Charterer's diligent approach to the preparations for the year 2000. In addition, the Initial Charterer is obliged to indemnify the Company in respect of events arising through the term of the Charter with respect to, among other things, all liabilities claims and proceedings arising in any manner out of the operation of the Vessel by the

Initial Charterer with no exclusion of events relating to computers or problems that could affect computers at certain dates. The Initial Charterer's obligations as described above are guaranteed by the Chevron Guarantees.

The Company relies on banks for its payments and on general communication equipment. The Company will only rely on internationally recognized commercial banks and communication companies for providing such services. The Company relies on services provided by the Manager for their administration and management. The Manager provides these services at a fixed price. The Manager has assured the Company that it shall be able to provide such services without date related interruptions. Accordingly, the Company does not expect to incur any year 2000 related expenses.

ITEM 9A   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
RISK

(a) QUANTITATIVE INFORMATION ABOUT MARKET RISK

    Quantitative information about market risk instruments at December 31, 1998 is as follows:

    i)   SERIAL NOTES

    The Serial Notes bear interest at rates ranging from 6.36% to 6.85% through maturity. The Serial Notes mature over an seven-year period beginning one year from February 1, 2000. Interest is payable semi-annually on February 1 and August 1.

    The outstanding Serial Notes have the following characteristics:

    Maturity date                 Interest rate        Principal
    -------------
    February 1, 2000                   6.36%        $  2,550,000
    February 1, 2001                   6.46%           3,350,000
    February 1, 2002                   6.55%           3,600,000
    February 1, 2003                   6.61%           3,850,000
    February 1, 2004                   6.70%           4,100,000
    February 1, 2005                   6.80%           4,350,000
    February 1, 2006                   6.85%           3,100,000
                                                     -----------
                                                    $ 24,900,000
                                                     ===========

    As of December 31, 1998, 1997 and 1996, the effective interest rate for the Serial Notes was 6.631%.

    ii)  TERM NOTES

    Interest on the Term Notes will accrue from the date of issuance thereof at a rate per annum equal to 8.04%, and will be payable on each February 1 and August 1 of each year. The Term Notes will be subject to redemption through the operation of a mandatory sinking fund on each payment date commencing February 1, 2008 up to and including August 1, 2018, according to the schedule of sinking fund redemption payments set forth below. The sinking fund redemption price is 100% of the principal amount of Term Notes being redeemed, together with accrued and unpaid interest to the date fixed for redemption. The Term Notes will mature, and the final payment of principal and interest on the Term Notes will be due, on February 1, 2019.

    The following table provides the scheduled sinking fund redemption amounts and final principal payment on the Term
    Notes.

    SINKING FUND REDEMPTION AMOUNTS AND FINAL PRINCIPAL PAYMENT

    Scheduled payment date
    ----------------------
    August 1, 2007                                    $1,340,000
    February 1, 2008                                   1,395,000
    August 1, 2008                                     1,450,000
    February 1, 2009                                   1,510,000
    August 1, 2009                                     1,570,000
    February 1, 2010                                   1,635,000
    August 1, 2010                                     1,700,000
    February 1, 2011                                   1,765,000
    August 1, 2011                                     1,840,000
    February 1, 2012                                   1,910,000
    August 1, 2012                                     1,990,000
    February 1, 2013                                   2,070,000
    August 1, 2013                                     2,150,000
    February 1, 2014                                   2,240,000
    August 1, 2014                                     2,330,000
    February 1, 2015                                   2,420,000
    August 1, 2015                                     2,520,000
    February 1, 2016                                   2,620,000
    August 1, 2016                                     2,725,000
    February 1, 2017                                   2,835,000
    August 1, 2017                                     2,950,000
    February 1, 2018                                   3,070,000
    August 1, 2018                                     3,190,000
    February 1, 2019                                  14,325,000
                                                     -----------
                                                     $63,550,000
                                                     ===========

(b) QUALITATIVE INFORMATION ABOUT MARKET RISK

The Company was organized solely for the purpose of acquiring and chartering the Vessel, Frank A. Shrontz, using the proceeds of the Term Notes and the Serial Notes allocated to the Company by GSPTC.

ITEM 10.   DIRECTORS AND OFFICERS OF REGISTRANT

The Company does not have any employees involved in the management of the Vessel. The following table sets forth the name, age and principal position with the Company of each of its directors.

Name                    Age       Position with the Company
----                    ---       -------------------------
Andrew James Baker      39        Director, Secretary
Kate Blankenship        34        Director
Tor Olav Troim          36        Director

Officers are appointed by the Board of Directors and will serve until they resign or are removed by the Board of Directors.

Andrew James Baker: non-executive Isle of Man resident director since December 1996 and secretary since November 1996. Mr. Baker is a solicitor with Cains, Isle of Man who are legal advisers to the Company and as such are entitled to charge for professional advice and services. He has been a solicitor with Cains since March 1994. Prior to that he was a partner with the law firm Pennington's since 1987.

Kate Blankenship: Mrs. Blankenship has been a director of Golden State Petro (IOM I-A) PLC since November 1, 1998. She has served as group financial controller and secretary of Frontline since 1994. Prior to joining Frontline, she was a manager with KPMG Peat Marwick in Bermuda. Mrs. Blankenship is a member of the Institute of Chartered Accountants in England and Wales.

Tor Olav Troim: Mr. Troim has been a director of Golden State Petro (IOM I-A) PLC since November 1, 1998. Mr. Troim serves as a director and vice-president of Frontline. He also serves as a director of Frontline AB, a wholly-owned subsidiary of Frontline, and is the Chief Executive Officer of Frontline Management AS, which company supports Frontline in the implementation of decisions made by the Board of Directors.

ITEM 11.   COMPENSATION OF DIRECTORS AND OFFICERS

During 1998, the Company paid its directors and officers aggregate compensation of 750 pound sterling.

ITEM 12.   OPTIONS TO PURCHASE SECURITIES FROM THE REGISTRANT

Inapplicable.

ITEM 13.   INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Inapplicable.

                             PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Inapplicable.

                            PART III

ITEM 15.   DEFAULTS UPON SENIOR SECURITIES

Inapplicable.

ITEM 16.   CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR
REGISTERED SECURITIES

Inapplicable.

                             PART IV

ITEM 17.   FINANCIAL STATEMENTS

See the financial statements listed in Item 19 below and set forth in pages F-1 through F-13.

ITEM 18.   FINANCIAL STATEMENTS

Inapplicable.

ITEM 19.   FINANCIAL STATEMENTS AND EXHIBITS

The following documents are filed as part of this Annual Report:

a)  Financial Statements                                   PAGE

Index to Financial Statements                              F-1

Report of Grant Thornton LLP, Independent Certified
Public  Accountants                                        F-2

Balance Sheets at December 31, 1998 and 1997               F-3

Statements of Operations and Accumulated Deficit for
the Years Ended December 31, 1998 and 1997 and the
period from December 24, 1996 (commencement of
operations) to December 31, 1996                           F-4

Statements of Cash Flows for the Years Ended
December 31, 1998 and 1997 and the period from
December 24, 1996 (commencement of operations)
to December 31, 1996                                       F-5

Notes to Financial Statements                              F-6

b)  Exhibits

Not Applicable.

Designation
of Exhibit in
this Form 20-F     Description of Exhibit

       1 Supplement No. 1, dated as of January 31, 1999 to the indenture, dated as of December 1, 1996, among Golden State Petroleum Transport Corporation and Golden State Petro (IOM I-A) PLC and Golden State Petro (IOM I-B) PLC and United States Trust Company of New York, as indenture trustee.

       2 Management Agreement, dated as of January 31, 1999 between Golden State Petro (IOM I-A) PLC, a company organized under the laws of the Isle of Man and Frontline Ltd., a Bermuda company.

                           SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


Golden State Petro (IOM I-A) PLC
(Registrant)



by:/s/ Kate Blankenship
   ___________________________________
       Kate Blankenship
(Signature)

Kate Blankenship, Director

Date: June 22, 1999

GOLDEN STATE PETRO (IOM I-A) PLC
(A wholly-owned subsidiary of Golden State Holdings I, Limited)

INDEX TO FINANCIAL STATEMENTS


Report of Independent Certified Public Accountants         F-2

Financial Statements

    Balance Sheets                                         F-3

    Statements of Operations and Accumulated Deficit       F-4

    Statements of Cash Flows                               F-5

    Notes to Financial Statements                          F-6

GOLDEN STATE PETRO (IOM I-A) PLC
(A wholly-owned subsidiary of Golden State Holdings I, Limited)

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS OF
GOLDEN STATE PETRO (IOM I-A) PLC

We have audited the balance sheet of Golden State Petro (IOM I-A) PLC (a company incorporated in the Isle of Man), a wholly-owned subsidiary of Golden State Holdings I, Limited, as of December 31, 1998 and 1997, and the related statements of operations and accumulated deficit, and cash flows for the years ended December 31, 1998 and 1997 and the period from December 24, 1996 (commencement of operations) to December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Golden State Petro (IOM I-A) PLC as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years ended December 31, 1998 and 1997 and the period from December 24, 1996 (commencement of operations) to December 31, 1996 in conformity with accounting principles generally accepted in the United States of America.


Grant Thornton LLP


New York, New York
March 18, 1999

GOLDEN STATE PETRO (IOM I-A) PLC
(A wholly-owned subsidiary of Golden State Holdings I, Limited)

BALANCE SHEETS
as of December 31, 1998 and 1997

                                             1998           1997

ASSETS
    Restricted investments           $  3,901,210  $  51,027,387
    Debt issue costs                    1,019,403      1,114,083
    Vessel, net                        85,801,537              -
    Vessel under construction                   -     38,527,389
                                     ------------    -----------
    Total assets                       90,722,150  $  90,668,859
                                     ============  =============

LIABILITIES AND STOCKHOLDERS' DEFICIT
LIABILITIES
    Charter income received
     in advance                      $    827,303  $           -
    Interest payable and other
     liabilities                        2,838,102      2,838,108
    Mortgage notes                     88,450,000     88,450,000
                                     ------------  -------------
    Total liabilities                  92,115,405     91,288,108
                                     ------------  -------------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' DEFICIT
    Common stock, no par value;
     2,000 shares authorized;
    2 shares issued and outstanding             2              2
    Accumulated deficit               (1,393,257)      (619,251)
                                     ------------  -------------
    Total stockholders' deficit       (1,393,255)      (619,249)
                                     ------------  -------------
    Total liabilities
     and sockholders' deficit        $ 90,722,150  $  90,668,859
                                     ============  =============



See accompanying Notes to Financial Statements

GOLDEN STATE PETRO (IOM I-A) PLC
(A wholly-owned subsidiary of Golden State Holdings I, Limited)

STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

for the years ended December 31, 1998 and 1997 and the period from December 24, 1996
(commencement of operations) to December 31, 1996

                                             1998           1997        1996
REVENUE
    Charter income                   $    679,975  $           -  $        -
    Interest income                     2,683,332      3,648,622      50,722
                                     ------------  -------------  ----------
    Total revenue                       3,363,307      3,648,622      50,722
                                     ------------  -------------  ----------
EXPENSES
    Interest expense                    3,726,745      4,109,758      60,434
    Management fees                        50,000         45,833           -
    Depreciation                          265,891              -           -
    Amortization of debt issue costs       94,677         94,680       7,890
                                     ------------  -------------  ----------
    Total expenses                      4,137,313      4,250,271      68,324
                                     ------------  -------------  ----------
NET LOSS                             $  (774,006)  $   (601,649)  $ (17,602)
                                     ============  =============  ==========

Accumulated deficit,
  beginning of period                   (619,251)       (17,602)           -
                                     ------------  -------------  ----------
Accumulated deficit,
  end of period                      $(1,393,257)  $   (619,251)  $ (17,602)
                                     ============  =============  ==========


See accompanying Notes to Financial Statements

GOLDEN STATE PETRO (IOM I-A) PLC
(A wholly-owned subsidiary of Golden State Holdings I, Limited)

STATEMENTS OF CASH FLOWS

for the years ended December 31, 1998 and 1997 and the period from December 24, 1996
(commencement of operations) to December 31, 1996


                                              1998          1997          1996
CASH FLOWS FROM OPERATING ACTIVITIES
NET LOSS                             $   (774,006) $   (601,649) $    (17,602)
Adjustments to reconcile
  net loss to net cash
provided by operating activities
    Depreciation                           265,891             -             -
    Amortization of debt
      issue costs                           94,677        94,680         7,890
Changes in operating assets
  and liabilities
    Increase in interest payable
    and other liabilities                  827,297     2,748,845        89,263
                                     ------------- ------------- -------------
    NET CASH PROVIDED BY
      OPERATING ACTIVITIES                 413,859     2,241,876        79,551
                                     ------------- ------------- -------------
CASH FLOWS FROM INVESTING ACTIVITIES
    Decrease (increase) in
      restricted investments            47,126,182  (26,277,960)  (24,749,427)
    Payments made under vessel
     construction contract            (44,505,320)             -  (35,304,644)
    Interest capitalized               (3,034,721)   (2,693,916)      (28,829)
    Transaction costs capitalized                -             -     (500,000)
                                     ------------- ------------- -------------
    NET CASH USED IN
      INVESTING ACTIVITIES               (413,859)  (28,971,876)  (60,582,900)
                                     ------------- ------------- -------------
CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from mortgage notes                 -    27,000,000    61,450,000
    Debt issue costs                             -     (270,000)     (946,653)
    Contribution of capital                      -             -             2
                                     ------------- ------------- -------------
    NET CASH PROVIDED BY
      FINANCING ACTIVITIES                       -    26,730,000    60,503,349
                                     ------------- ------------- -------------
NET DECREASE IN CASH                 $           - $           - $           -
                                     ============= ============= =============

Supplemental disclosures of
  CASH FLOW INFORMATION:
    Cash paid during the period
      for interest                   $   6,761,468 $   4,075,662 $           -
                                     ============= ============= =============


See accompanying Notes to Financial Statements

GOLDEN STATE PETRO (IOM I-A) PLC
(A wholly-owned subsidiary of Golden State Holdings I, Limited)
Notes to Financial Statements

1.  DESCRIPTION OF BUSINESS

    Golden State Petro (IOM I-A) PLC (the "Company"), together with Golden State Petro (IOM I-B) PLC ("IOM I-B"), has been formed as an Isle of Man public limited company for the purpose of acquiring and chartering two very large crude oil carriers ("VLCCs").

    Golden State Petroleum Transport Corporation ("GSPTC"), a Delaware corporation as an agent for the Company and IOM I-B, issued 8.04% First Preferred Mortgage Term Notes for $127,100,000 (the "Term Notes") and Serial First Preferred Mortgage Notes for $51,700,000 (the "Serial Notes") (together the "Notes"). The principal amount of the Term Notes and the Serial Notes allocated to the Company is $63,550,000 and $24,900,000 respectively. The proceeds from the offering and sale of the Notes allocated to the Company, have been used by the Company to fund the construction of a VLCC by Samsung Corporation and Samsung Heavy Industries Co. Ltd. (collectively, the Builders") under the technical supervision of the Chevron Shipping Company as agent for Chevron Transport Corporation (the "Initial Charterer") which is an indirect, wholly-owned subsidiary of Chevron Corporation.
    The vessel, the "Frank A. Shrontz", was accepted by the Company under the building contract on December 7, 1998 and concurrently was chartered to the Initial Charterer pursuant to an initial charter for a term of eighteen years. The Initial Charterer has an option to terminate the charter on the eighth anniversary of the delivery date for the vessel. The Initial Charterer's obligations under the initial charter will be guaranteed by Chevron Corporation.

    The Company, IOM I-B, and GSPTC are wholly-owned subsidiaries of Golden State Holdings I, Limited, an Isle of Man holding company. Prior to May 12, 1998, Golden State Holdings I, Limited was wholly-owned by Cambridge Petroleum Transport
    Corporation, a Cayman Islands company ("CPTC").   On May 12,
    1998, all of the issued and outstanding shares of Golden State Holdings I, Limited were sold by CPTC to Independent Tankers Corporation, a Cayman Islands company ("ITC"). On the same date, all of the issued and outstanding shares of ITC were sold to Frontline Ltd. ("Frontline"), a publicly listed Bermuda company.

    Pursuant to a share purchase agreement dated December 23, 1998, as amended on March 4, 1999, Frontline has sold, effective as of July 1, 1998, all of the issued and outstanding shares of ITC to Hemen Holding Limited, a Cyprus company ("Hemen"). Hemen is the principal shareholder of Frontline and is indirectly controlled by Mr. John Fredriksen, the Chairman and Chief Executive Officer of Frontline.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

    OPERATING LEASE
    The operating lease commenced upon the delivery of the vessel to the Initial Charterer. Income from the operating lease will be recognized rateably over the term of the leases.

    VESSEL AND VESSEL UNDER CONSTRUCTION
    Construction in progress is capitalized in accordance with contract payments made and also includes the capitalization of interest charges and certain transaction costs incurred during the period of the vessel's construction. On completion of the vessel, the cost of the vessel less estimated residual value is depreciated on a straight line basis over the vessel's remaining life. The remaining life is estimated to be 25 years from delivery.

    IMPAIRMENT OF LONG-LIVED ASSETS
    The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"). SFAS 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In addition, SFAS 121 requires that certain long-lived assets and identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less estimated costs to sell. The adoption of SFAS 121 had no effect on the Company's financial position or results of operations.

    DEBT ISSUE COSTS
    Debt issue costs comprise expenses incurred in connection with the issuance of the Notes. Such expenses are being amortized over the weighted average life of the Serial Notes, and the life of the Term Notes, respectively.

    FAIR VALUE OF FINANCIAL INSTRUMENTS
    The methods and assumptions used in estimating the fair values of financial instruments are as follows:

         Restricted Investments: The restricted investments balance represents an investment in a guaranteed investment contract which is readily convertible into cash. The guaranteed investment contract is considered to be an investment held to maturity and as such is stated at cost plus accrued interest, which approximates fair value. This contract is with Pacific Mutual Life Insurance, a California life insurance company, and is held in the name of the United States Trust Company on behalf of the Company as the Indenture Trustee.

         Mortgage Notes: The carrying value of the Notes approximates fair value as of December 31, 1998 and 1997 based upon the current borrowing rates available for financing with similar terms and maturities and the short elapsed time between the date of the balance sheet and the date of issuance of the Notes.

         Interest Payable and Other Liabilities: The carrying values approximate fair values due to their relatively short maturities.

    ACCOUNTING ESTIMATES
    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from such estimates.

    INCOME TAXES
    The Company is exempt from United States Federal, state and local income taxes on its international shipping income and has been granted exemptions from the statutory 20% tax on profits required to be assessed against Isle of Man companies.

    Certain entities are exempt from US corporate income tax on US source income from their international shipping operations if (i) their countries of incorporation exempt shipping operations of US persons from income tax (the "Incorporation Test") and (ii) they meet the "Ultimate Owner Test". A company meets the Ultimate Owner Test if more than 50% of the value of its stock is owned directly or indirectly pursuant to specified constructive stock ownership rules by individuals who are residents of a foreign country that exempts US persons from tax on shipping earnings. The Company meets the Incorporation Test because the Company is incorporated in the Isle of Man, which provides the required exemption to US persons involved in shipping operations pursuant to an exchange of diplomatic notes with the United States, and the Company believes more than 50% of the value of its outstanding stock is indirectly owned by individuals who are residents of countries which provide the required exemption to US persons involved in shipping operations. The issue of residence is, however, inherently factual and cannot be determined with certainty.

    Based on the foregoing, the Company expects all of its income to remain exempt from United States Federal, state and local income taxes. Accordingly, no provision for taxes has been made in these financial statements.

3.  ADOPTION OF NEW ACCOUNTING STANDARDS

    In 1998, the Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income", SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" and SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits". The adoption of these standards has not had a material effect on the presentation of the Company's balance sheet or results of operations.

    SFAS No. 133, "Accounting for Derivatives and Hedging Activities" is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999 (January 1, 2000 for the Company) and requires that all derivative instruments be recorded on the balance sheet at their fair value.
    Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction.

    The Company anticipates that the adoption of SFAS No. 133 will not have a material effect on the presentation of the Company's balance sheet or results of operations and accumulated deficit.

4.  RESTRICTED INVESTMENTS

    The Restricted Investments Account (the "Account") was established in the name and under the control of the United States Trust Company as the Indenture Trustee (the "Trustee"). The proceeds of the Notes issued on behalf of the Company were deposited into the Account in the form of a guaranteed investment contract. The funds in this account can be used only to fund the installment construction payments, principal and interest due on the Notes and management fees.

5.  VESSEL UNDER CONSTRUCTION

    The cost of the vessel under construction is comprised of the following amounts:

                                    1998         1997        1996
    Cost at beginning of year
     or period              $ 38,527,389 $ 35,833,473          $-
    Purchase price
     installments paid        44,505,320            -  35,304,644
    Interest capitalized       3,034,719    2,693,916      28,829
    Transaction costs
     capitalized                       -            -     500,000
    Transferred to Vessel   (86,067,428)            -           -
                            ------------  ----------- -----------
    Cost at end of year
     or period                      $  -  $38,527,389 $35,833,473
                            ============ ============ ===========

    At December 31, 1998, the vessel is recorded at cost and accumulated depreciation of $86,067,428 and $265,891, respectively. Included in the purchase price installments paid is a premium of $1,355,200 paid to the Builders on delivery due to the early delivery of the vessel.

6.  MORTGAGE NOTES

    On December 24, 1996, GSPTC, a special purpose Delaware corporation which is an entity affiliated with the Company, acted as agent on behalf of the Company and IOM I-B and issued the Notes, certain terms of which are set forth below. The Company was allocated, along with IOM I-B, a share of the proceeds from the offering and sale of the Notes, which totaled $88,450,000. These funds allocated to the Company have been used to fund the construction and acquisition of a VLCC.

    The Notes have priority of payment as described in the Indenture Agreement and are collateralized by a statutory first mortgage on the vessel and assignment of the following to the Trustee: (i) the building contract with the Builders and a technical supervision agreement; (ii) the building contract performance guarantee with the Korea Development Bank; (iii) the initial charter; (iv) the charter supplement (pursuant to the issuance of Additional Notes); (v) the Chevron Corporation guarantee; and (vi) certain other collateral.

    Serial Notes
    The Serial Notes were issued in the aggregate principal amount of $51,700,000, of which $24,900,000 was allocated to the Company. Set forth below are the allocated principal amounts and the interest rates of the Serial Notes payable on each maturity date for the Company, as at December 31, 1998, 1997 and 1996.

    Maturity date                     Interest rate     Principal
    February 1, 2000                          6.36%  $  2,550,000
    February 1, 2001                          6.46%     3,350,000
    February 1, 2002                          6.55%     3,600,000
    February 1, 2003                          6.61%     3,850,000
    February 1, 2004                          6.70%     4,100,000
    February 1, 2005                          6.80%     4,350,000
    February 1, 2006                          6.85%     3,100,000
                                                     ------------
                                                     $ 24,900,000
                                                     ============

    Interest has been accrued for the Serial Notes from December
    24, 1996, and is payable on February 1 and August 1 of each year. As of December 31, 1998, 1997 and 1996, the effective interest rate for the Serial Notes was 6.631%.

    TERM NOTES
    The Term Notes were issued by GSPTC, acting as an agent for both the Company and IOM I-B, in the aggregate principal amount of $127,100,000. The allocated principal amount of Term Notes to the Company is $63,550,000. Interest on the Term Notes will accrue from the date of issuance thereof at a rate per annum equal to 8.04%, and will be payable on each February 1 and August 1 of each year. The Term Notes will be subject to redemption through the operation of a mandatory sinking fund on each payment date commencing February 1, 2008 up to and including August 1, 2018, according to the schedule of sinking fund redemption payments set forth below. The sinking fund redemption price is 100% of the principal amount of Term Notes being redeemed, together with accrued and unpaid interest to the date fixed for redemption. The Term Notes will mature, and the final payment of principal and interest on the Term Notes will be due, on February 1, 2019.

    The amortization schedule will approximate the level of debt service through to the maturity date with an additional principal payment on the maturity date of $10,995,000.

    The following table provides the scheduled sinking fund redemption amounts and final principal payment on the Term
    Notes.

    SINKING FUND REDEMPTION AMOUNTS AND FINAL PRINCIPAL PAYMENT

    Scheduled payment date
    ----------------------
    August 1, 2007                                   $  1,340,000
    February 1, 2008                                    1,395,000
    August 1, 2008                                      1,450,000
    February 1, 2009                                    1,510,000
    August 1, 2009                                      1,570,000
    February 1, 2010                                    1,635,000
    August 1, 2010                                      1,700,000
    February 1, 2011                                    1,765,000
    August 1, 2011                                      1,840,000
    February 1, 2012                                    1,910,000
    August 1, 2012                                      1,990,000
    February 1, 2013                                    2,070,000
    August 1, 2013                                      2,150,000
    February 1, 2014                                    2,240,000
    August 1, 2014                                      2,330,000
    February 1, 2015                                    2,420,000
    August 1, 2015                                      2,520,000
    February 1, 2016                                    2,620,000
    August 1, 2016                                      2,725,000
    February 1, 2017                                    2,835,000
    August 1, 2017                                      2,950,000
    February 1, 2018                                    3,070,000
    August 1, 2018                                      3,190,000
    February 1, 2019                                   14,325,000
                                                     ------------
                                                     $ 63,550,000
                                                     ============

    ADDITIONAL NOTES
    The Company was entitled to issue an additional series of first preferred mortgage notes (the "Additional Notes") upon the delivery date of the vessel. The Company did not exercise this entitlement on the delivery of the vessel.

    MANDATORY REDEMPTION
    The Serial Notes, together with the Term Notes and the Additional Notes, will be subject to mandatory redemption on a pro rata basis in an aggregate principal amount equal to the allocated principal amount of the Notes of the vessel if the vessel is a total loss, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest (including default interest) to the date fixed for redemption.

    If the Initial Charterer exercises any of its termination options as defined in the Initial Charter, and the Company does not enter into acceptable replacement charter for the vessel on or before the date which is one week prior to the next sinking fund payment date for the Term Notes following the effective date of such termination and the vessel is sold, with the consent of all the holders of the Term Notes, then the outstanding Term Notes will be redeemed in part, from the net proceeds of the sale of the vessel and the allocable portion of the Restricted Investments account, in an aggregate redemption price equal to the sum of such net proceeds and the allocable portion of the debt service reserve fund. The debt service reserve fund, together with the interest earned thereon, provides for the payment of the average annual sinking fund payment and interest on the Term Notes. If all the holders of the Term Notes do not consent to such a sale, Frontline as Manager, will attempt to recharter the vessel.

    OPTIONAL REDEMPTION
    The Serial Notes will not be subject to optional redemption prior to the respective maturity dates.

    The Term Notes may be redeemed in whole or in part at the discretion of the Company on any payment date on or after the later of (a) August 1, 1999 or (b) the delivery date of the last vessel (whether the vessel of the Company or the vessel of IOM I-A to be delivered) at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest to the date fixed for redemption, provided that if
    (i) such redemption occurs prior to February 1, 2018 and (ii) a vessel is then subject to the related Initial Charter or to an acceptable replacement charter pursuant to which the charterer thereunder is required to pay charter hire equal to or greater than the charter hire payable by the Initial Charterer during the fixed period, then the make-whole premium, as defined in the Offering Memorandum, shall be payable with respect to Mortgage Notes in an amount equal to allocated principal amount of the Mortgage Notes for such vessel. The Company may not exercise such optional redemption if such optional redemption would adversely affect the then applicable ratings on the Serial Notes. In addition, Term Notes may be redeemed in part in an aggregate principal amount equal to the allocated principal amount of the Notes for the vessel if the Initial Charter for the vessel is terminated and an acceptable replacement charter is not entered into, at a redemption price equal to 100% of the principal amount thereof plus accrued interest to the date fixed for redemption.

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

7.  COMMITMENTS AND CONTINGENCIES

    The following is a schedule by years of minimum future charter income on the noncancellable portion of the operating lease for the fiscal years ending December 31:

    1999                                             $  9,927,635
    2000                                                9,927,635
    2001                                                9,927,635
    2002                                                9,927,635
    2003                                                9,927,635
    2004 - 2008                                        29,782,905
                                                     ------------
                                                     $ 79,421,080
                                                     ============

8.  CONCENTRATION OF CREDIT RISK AND OTHER RISK

    The Company has no sources for the payment of the principal of, and the interest on, the Notes except for the Restricted Investments accounts held by the Trustee. Accordingly, the Company's ability to pay debt service on the Notes is wholly dependent upon its financial condition, results of operation and cash flows when the vessel is in operation.

    There is a concentration of credit risk with respect to Restricted Investments to the extent that all of the amounts are carried with Pacific Mutual Life Insurance.

    There is a concentration of credit risk due to the fact that the sole source of charter income is Chevron Transport
    Corporation. The Company does not consider this is a significant risk.

9.  RELATED PARTY TRANSACTIONS

    Pursuant to an agreement (the "Management Agreement") between the Company and Cambridge Fund Management, L.L.C. (the "Manager"), an affiliate of the Company, the Manager agreed to provide administrative management and advisory services to the Company at an annual fee of $50,000. The fee will be payable to the Manager semi-annually. All recurring fees are payable by the Manager from the Management Fee. The Management Agreement is effective until termination by either party upon 30 days prior written notice. Management fee expenses and management fee payable as of December 31, 1998, 1997 and 1996 are as follows:

                                       1998        1997      1996
    Management fee expenses       $  50,000   $  45,833   $     -
    Management fee payable        $  20,833   $  20,833   $     -

    In connection with the issuance of the Notes, the Company paid structuring fees of $500,000 in 1996 to CPTC, an affiliated entity.

    CPTC has contributed or waived and expects to continue to contribute or waive shipbuilding brokerage commissions and other services during the construction of the vessel. The Company has reflected these contributed services as a total reduction of $2,426,540 in the delivered cost of the vessel.

10. SUBSEQUENT EVENTS

    On January 31, 1999, Cambridge Fund Management, L.L.C.
    resigned as Manager and on the same date was replaced as Manager by Frontline under the same terms as described above.

                  SUPPLEMENT NO. 1 TO INDENTURE


         Supplement No. 1, dated as of January 31, 1999 (the "Supplement") to the indenture, dated as of December 1, 1996 (the "Indenture"), among Golden State Petroleum Transport Corporation ("Golden State Petroleum") and Golden State Petro (IOM I-A) Plc and Golden State Petro (IOM I-B) Plc (each, a "Company" andM)C)
(R)together, the "Companies") and United States Trust Company of New York, as indenture trustee (the "Trustee").

                           WITNESSETH

         WHEREAS, the Trustee has received notice from Cambridge
Fund Management L.L.C. (the "Manager") of its resignation pursuant to the terms of the Management Agreements, each dated as of December 1, 1996 , between the Manager and each Company;

         WHEREAS, each Company has appointed Frontline Ltd., a company organized under the laws of Bermuda ("Frontline"), as successor manager under the relevant Management Agreement;

         WHEREAS, the execution and delivery of this Supplement has been authorized by a resolution of the Board of Directors of each Company;

         WHEREAS, concurrently with the execution hereof, each Company has delivered an Officer's Certificate and has caused its special counsel, Seward & Kissel, to deliver to the Trustee an Opinion of Counsel, each to the effect that this Supplement complies with Article 10 and Section 10.1 of the Indenture and that all conditions precedent provided for in the Indenture relating to this Supplement have been complied with; and

         WHEREAS, all conditions and requirements of the Indenture necessary to make this Supplement a valid, binding and legal instrument in accordance with its terms have been performed and fulfilled by the parties hereto and the execution and delivery thereof have been in all respects duly authorized by the parties hereto.

         NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, the parties hereto agree as follows:

    1. Definitions. Unless otherwise amended by the terms of this Supplement, capitalized terms used but not defined herein shall have the respective meanings assigned to them as set forth in the Indenture.

    2. Authority for this Supplement. This Supplement is entered into by the parties hereto pursuant to and in accordance with the terms and conditions set forth in Section 10.1(a) of the Indenture.

    3. Trustee's Acknowledgment. Pursuant to this Supplement, the Trustee hereby acknowledges that, effective January 31, 1999, the Manager shall resign from its position as manager under each Management Agreement and that the Trustee shall pay from funds available therefor under the Indenture any amounts owing to the Manager under each Management Agreement prorated on a daily basis from the last preceding Payment Date until the date hereof. The Trustee further acknowledges that Frontline will serve as successor manager pursuant to two new management agreements (the "Frontline Management Agreements") between Frontline and each Company, each dated as of January 31, 1999.

    4. Grant of Security Interest. To secure the payment of the principal of, premium, if any, and interest on the Notes, the payment of any other amounts due under the Indenture or any other Security Document and the performance of all covenants, terms and conditions under the Indenture and the other Security Documents, each Company does hereby grant, bargain, sell, assign, transfer, convey, mortgage, pledge and grant a security interest in and confirm to the Trustee, its successors and assigns, in trust for the Noteholders, a first priority security interest in and first Lien on all estate, right, title and interest of such Company in, to and under the Frontline Management Agreements.

    5. Governing Law. This Supplement shall be governed by and construed in accordance with, the laws of the State of New York, without regard to its rules regarding conflict of laws.

    6. Effectiveness. Except as expressly modified, amended or supplemented hereby, the Indenture shall remain in full force and effect.

    7. Counterparts. This Supplement may be executed in any number of counterparts, and by different parties hereto on separate counterparts, each of which, when so executed and delivered shall be an original but all such counterparts shall together constitute but one and the same instrument.

    IN WITNESS WHEREOF, each of the parties hereto has caused a counterpart of this Supplement to be duly executed and delivered as of the date first above written.

                             GOLDEN STATE PETROLEUM TRANSPORT
                             CORPORATION,
                             as Agent


                             By:/s/ Alexandra Kate Blankenship
                                ___________________________________
                             Name:  Alexandra Kate Blankenship
                             Title: Secretary


                             GOLDEN STATE PETRO (IOM 1-A) PLC


                             By:/s/ Alexandra Kate Blankenship
                                ___________________________________
                             Name:  Alexandra Kate Blankenship
                             Title: Assistant Secretary


                             GOLDEN STATE PETRO (IOM 1-B) PLC


                             By:/s/ Alexandra Kate Blankenship
                                ___________________________________
                             Name:  Alexandra Kate Blankenship
                             Title: Assistant Secretary


                             UNITED STATES TRUST COMPANY OF NEW
                             YORK, not in its individual
                             capacity, but solely as Trustee.


                             By:/s/ Margaret Ciesmelewski
                                ___________________________________
                             Name:  Margaret Ciesmelewski
                             Title: Assistant Vice President

                     FRONTLINE LTD., MANAGER

                GOLDEN STATE PETRO (IOM I-A) PLC




                      MANAGEMENT AGREEMENT

                        TABLE OF CONTENTS

                                                             Page

ARTICLE I
 DEFINITIONS  ..................................................1

ARTICLE II
    ADMINISTRATIVE MANAGEMENT OF THE OWNER......................1

Section 2.01  Appointment of Manager as Manager of Administrative
              Obligations of Owner..............................1

Section 2.02  Administrative Responsibilities of Manager........2

ARTICLE III
    ADMINISTRATIVE MANAGEMENT OF THE VESSEL.....................2

Section 3.01  Appointment of Manager as Manager of the Vessel...2

Section 3.02  Responsibilities of the Manager...................2

Section 3.03  Manager to Act as Attorney-in-Fact of Owner.......3

Section 3.04  Manager to Act as Owner's Remarketing Agent.......4

Section 3.05  Manager's Remarketing Obligations.................4

Section 3.06  Manager's Activities on Behalf of Owner...........5

ARTICLE IV
    GENERAL PROVISIONS REGARDING THE MANAGER....................5

Section 4.01  No Duties Except As Specified in Agreement or
              Instructions......................................5

Section 4.02  Resignation of Manager............................6

Section 4.03  Indemnification...................................6

Section 4.04  Compensation......................................7

ARTICLE V
    MISCELLANEOUS PROVISIONS....................................7

Section 5.01  Amendment.........................................7

Section 5.02  Severability......................................7

Section 5.03  Notices...........................................7

Section 5.04  Caption...........................................7

Section 5.05  Governing Law.....................................8

Section 5.06  No Demise.........................................8

Section 5.07  No Partnership....................................8

Section 5.08  Counterparts......................................8

Section 5.09  Survival..........................................8

Section 5.10  Integration.......................................8

Section 5.11  Reproduction of Documents.........................8

Section 5.12  General Interpretive Principles...................9

         This Management Agreement, dated as of January 31, 1999
(the "Agreement"), between Golden State Petro (IOM I-A) PLC, a company organized under the laws of the Isle of Man (the "Owner") and Frontline Ltd., a Bermuda company (the "Manager").

                      PRELIMINARY STATEMENT

         The Owner issued first preferred mortgage notes (the "Notes") to finance the construction of a very large crude carrier (the "Vessel") pursuant to a trust indenture (the "Indenture"), dated as of December 1, 1996, by and among Golden State Petroleum Transport Corporation, as agent, the Owner, Golden State Petroleum (IOM I-B) Plc and United States Trust Company of New York (the "Indenture Trustee"), as indenture trustee. The Owner has entered into a bareboat charter (the "Initial Charter") with Chevron Transport Corporation (the "Initial Charterer").

         The Owner and Cambridge Fund Management L.L.C.
("Cambridge") entered into a Management Agreement dated as of December 1, 1996 pursuant to which Cambridge provided management services for the Vessel and the Owner. Effective January 31, 1999, Cambridge resigned as Manager.

         The Owner desires to engage the Manager to provide management services for the Vessel and the Owner and the Manager is willing to provide such services to the Owner pursuant to this Agreement upon the terms and subject to the conditions set forth herein.

         NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained and of other good and valuable consideration, the receipt of which is hereby acknowledged the Owner and the Manager hereby agree as follows:

                            ARTICLE I

                           DEFINITIONS

         Unless otherwise defined in Schedule I to this Agreement, capitalized terms shall have the meanings assigned to such terms in the Indenture.

                           ARTICLE II

             ADMINISTRATIVE MANAGEMENT OF THE OWNER

         Section 2.01

         Appointment of Manager as Manager of Administrative
Obligations of Owner. The Owner hereby appoints the Manager and the Manager hereby accepts its appointment as manager of the administrative and corporate obligations of the Owner.

         Section 2.02

         Administrative Responsibilities of Manager. The Manager hereby covenants and agrees with the Owner that the Manager shall or shall cause its designee to do the following:

        i.    maintain the books and records of the Owner;

       ii. prepare and file the annual financial statements and annual tax returns of the Owner, if required;

      iii. provide all office staff and accommodation of the Owner;

       iv. prepare and submit invoices to the Owner or to the Owner's assignee for the cost and expense of (A) recording the Mortgage under the laws of the Registration Jurisdiction, (B) the annual corporate fees of the Owner, (C) the annual fees of the officers and directors of the Owner, (D) the annual premiums for directors and officers liability insurance for the directors and officers of the Owner, if any, and (E) any other expenses properly incurred on behalf of the Owner;

        v. on or prior to one (1) Business Day prior to a Payment Date, determine and certify to the Indenture Trustee (A) the estimated Recurring Fees for the Vessel which are then due and payable and
              (B) the estimated Recurring Fees for the Vessel which will become due and payable on the next succeeding Payment Date as contemplated by Section
              3.3 of the Indenture;

       vi.    pay any and all of the Recurring Fees pursuant to
              Section 3.3 of the Indenture: and

      vii. provide notice to the Indenture Trustee on or prior to three (3) Business Days prior to each Installment Date.

                           ARTICLE III

             ADMINISTRATIVE MANAGEMENT OF THE VESSEL

         Section 3.01

         Appointment of Manager as Manager of the Vessel. The Owner hereby appoints the Manager and the Manager hereby accepts its appointment to act as administrative manager of the Vessel from and after the date hereof to the date the Vessel is disposed of by the Owner or the Manager is removed pursuant to Section 4.02.

         Section 3.02

         Responsibilities of the Manager. The Manager hereby covenants and agrees with the Owner that:

         (a) From the date hereof to the date of termination of the Initial Charter pursuant to the provisions thereof, the Manager shall monitor and enforce the performance by the Initial Charterer of its obligations under and pursuant to the Initial Charter. Thereafter, if the Owner enters into an Acceptable Replacement Charter or substitute charter, the Manager shall monitor and enforce the performance by any subsequent charterer (a "Subsequent Charterer") of its obligations under and pursuant to an Acceptable Replacement Charter or substitute charter. In no event shall the Manager be responsible for the costs and expenses incurred in connection with the enforcement of the Initial Charter, any Acceptable Replacement Charter or substitute charter.

         (b) The Manager shall review the insurance certificates provided by the Initial Charterer (or Subsequent Charterer) pursuant to the terms of the Initial Charter (or Acceptable Replacement Charter or substitute charter) to determine whether such certificates comply with the terms of the Initial Charter (or Acceptable Replacement Charter or substitute charter); provided, however, that in no event shall the Manager be liable for the placement of additional insurance on the Vessel or the payment or advancement of any premiums or calls.

         (c) The Manager shall handle and process any claims arising in connection with the insurances of the Vessel in accordance with Clause 11 of the Initial Charter (or the pertinent provisions of the Acceptable Replacement Charter or substitute charter).

         (d) The Manager shall review any and all assignments and subcharters of the Vessel to determine if they meet the requirements of the Initial Charter (or Acceptable Replacement
Charter or substitute charter).

         (e) The Manager shall review any and all approvals or consents requested by the Initial Charterer (or Subsequent
Charterer) pursuant to the terms of the Initial Charter (or

Acceptable Replacement Charter or substitute charter) and advise the Owner or the Owner's assignee with respect to same.

         (f) The Manager shall provide the services of such officers and other staff of suitable skills and experience from among the members of the staff of the Manager as may be necessary in order properly to perform the services referred to herein.

         (g) The Manager shall provide office equipment and the use of accounting or computing equipment when and to the extent required and the necessary executive, clerical and secretarial personnel for the performance of the services herein set out.

         (h) The Manager shall keep all books and records of things done and transactions performed on behalf of the Owner.

         Section 3.03

         Manager to Act as Attorney-in-Fact of Owner. The Owner hereby constitutes the Manager, and its successors and assigns, its true and lawful attorney, irrevocably, with full power in its own name, in the name of its agents or nominees or in the name of the Owner or otherwise, to execute any and all documents, instruments, agreements and applications for and on behalf of the Owner relating to or in connection with (i) the registration of the Vessel under the laws of the Registration Jurisdiction, (ii) the monitoring and enforcement of the terms and conditions of the Initial Charter (or Acceptable Replacement Charter or substitute charter) and (iii) the performance by the Owner of its obligations under the Initial Charter (or Acceptable Replacement Charter or substitute charter) as the Manager may deem to be necessary or advisable.

         Section 3.04

         Manager to Act as Owner's Remarketing Agent. The Owner hereby appoints and the Manager accepts appointment as the Owner's exclusive marketing agent with respect to the sale and/or charter of the Vessel on the terms and conditions set forth in this Agreement.

         Section 3.05

         Manager's Remarketing Obligations. (a) The Manager shall commence marketing of the Vessel upon receipt of written notice (the "Commencement Notice") from the Owner stating that the Initial Charterer has given the Owner notice of the Initial Charter's election not to renew the Initial Charter. The Manager will obtain the services of brokers to assist it in its remarketing efforts. Among the brokers the Manager may use (on a non-exclusive basis) are McQuilling Brokerage Partners, Inc. and ACM Shipping Limited.

         (b) The Manager shall promptly solicit bids for and advise the Owner and the Indenture Trustee, as assignee of the Owner, as to the availability of an Acceptable Replacement
Charter.

         (c) In the event that the Manager notifies the Indenture Trustee, as assignee of the Owner, and the Owner that an Acceptable Replacement Charter is commercially unavailable, then the Manager shall be directed by notice in writing from the Owner or the Indenture Trustee, as assignee of the Owner, to solicit bids for the sale of the Vessel.

         (d) The Manager shall forward to the Indenture Trustee the highest cash bid for the sale of such Vessel received after the receipt of the Commencement Notice to the date which is one week prior to the next succeeding principal payment date (the "Remarketing Period") that will when added to the Allocable Portion of the Debt Service Reserve Fund, at least equal the Allocated Principal Amount of the Notes for such Vessel, plus interest accrued but unpaid thereon; provided, however, if there are no such bids, the Manager shall forward to the Indenture Trustee all other cash bids received during the Remarketing Period by the Manager for the sale of the Vessel. The Indenture Trustee shall instruct the Manager whether or not to accept any such bid.

         (e) In the event that there are no bids for the sale of the Vessel or the Indenture Trustee instructs the Manager not to accept any bid for the sale of the Vessel, then the Manager shall consult with the Owner and the Indenture Trustee and shall attempt to recharter the Vessel upon such terms as it shall, in its sole discretion, deem appropriate so long as (i) such charter is an arms'' length agreement, (ii) the charterhire payable thereunder during the term thereof is an amount sufficient to (A) make the mandatory sinking fund payments, together with all interest payments on the Allocated Principal Amount of the Notes for the Vessel, (B) pay Recurring Fees for the Vessel and the cost of insurance not maintained by the Substitute Charterer under such substitute charter, (C) pay the Management Fees for the Vessel and (D) pay the amount of fees and expenses of the Indenture Trustee allocable to the Vessel.

         (f) If the Manager is unable to obtain any bids for the recharter of the Vessel, it shall promptly advise the Owner and the Indenture Trustee and recommend what alternatives are available for the employment or disposition of the Vessel.

         Section 3.06

         Manager's Activities on Behalf of Owner. In connection with the performance of its services hereunder on behalf of the Owner, the Manager shall not perform such services from an office or fixed place of business in the United States within the meaning of sections 864 or 887(b)(4) of the Code and shall use its best efforts to avoid treatment of the Owner as being engaged in a trade or business in the United States or having any such office or fixed place of business in the United States.

                           ARTICLE IV

            GENERAL PROVISIONS REGARDING THE MANAGER

         Section 4.01

         No Duties Except As Specified in Agreement or Instructions. (a) The Manager shall not have any duty or obligation to manage, make any payment in respect of, register, record, sell, repair, advance any amounts in connection with the repair of, dispose of or otherwise deal with the Vessel or any part thereof, or otherwise take or refrain from taking any action under, or in connection with, any document contemplated hereby to which the Manager is a party, except as expressly provided by the terms of this Agreement. No implied duties or obligations shall be read into this Agreement against the Manager.

         (b) Under no circumstances shall the Manager be liable for (i) the Owner's obligations under the Indenture, the Security Documents, the Initial Charter or the indebtedness evidenced by the Notes or (ii) the validity or sufficiency of the Indenture or any of the Security Documents. The Manager shall not assume any liability, duty or obligation to any Person, other than as expressly provided for herein.

         (c) The Manager shall not have any duty to conduct any affirmative investigation, other than as specifically set forth in this Agreement, as to the Initial Charterer's (or Acceptable Replacement Charterer's or Subsequent Charterer's) performance of its obligations under the Initial Charter (or Acceptable Replacement Charter or substitute charter) or the condition of the Vessel.

         (d) No provision of this Agreement shall be construed to relieve the Manager from liability for its own grossly negligent action, its own grossly negligent failure to act or its own willful misconduct. The duties and obligations of the Manager shall be determined solely by the express provisions of this Agreement and the Manager shall not be liable except for the performance of its duties and obligations as specifically set forth in this Agreement. No implied covenants or obligations shall be read into this Agreement against the Manager and, in the absence of bad faith on the part of the Manager, the Manager may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon any certificates or opinions furnished to the Manager and conforming to the requirements of this Agreement.

         (e) The Manager may consult with counsel and any advice or opinion of counsel shall be full and complete authorization and protection in respect of any action taken or suffered or omitted by it hereunder in good faith and in accordance with such advice or opinion of counsel.

         (f) The right of the Manager to perform any discretionary act enumerated in this Agreement shall not be construed as a duty, and the Manager shall not be answerable for other than its gross negligence or willful misconduct in the performance of such act, and the delivery hereunder to the Manager of any notice, document or report shall not give rise to an affirmative obligation on the part of the Manager to take any action with respect thereto, except as otherwise expressly provided herein.

         Section 4.02

         Resignation of Manager. The Manager may resign its duties at any time upon 30 days prior written notice to the Owner and the Indenture Trustee. The Manager may be removed by the Owner with or without cause upon 30 days prior written notice to the Manager and the Indenture Trustee; provided, however, if the Owner removes the Manager without cause, the Manager shall be entitled to receive the compensation described in Section 4.04(a) hereof through the date which is 90 days after the receipt of such notice. In the event of the resignation or removal of the Manager, a successor manager shall be appointed by the Owner. The Owner shall give the Indenture Trustee notice of the successor manager's acceptance of such appointment and shall cause such successor to execute any and all documents requested by the Indenture Trustee to evidence such successor's acceptance of all of the obligations of the Manager pursuant to this Agreement. For the purposes of this Agreement, any material breach of any material obligation of the Manager hereunder shall give the Owner the right to remove the Manager with cause.

         Section 4.03

         Indemnification. The Owner shall indemnify the Manager and its successors and assigns, and hold them harmless against and from, any and all liabilities, obligations, losses, damages, taxes, penalties, claims, actions, suits, costs, expenses (including legal fees and expenses) of any kind and nature whatsoever (collectively, "Expenses") which may be imposed on, incurred by or asserted at any time against the Manager (whether or not indemnified against by other parties) in any way relating to or arising out of this Agreement, the Indentures or any Security Document; provided, however, that the Owner shall not be required to indemnify the Manager for Expenses arising or resulting from its own willful misconduct or gross negligence.

         Section 4.04

         Compensation. (a) The Manager shall receive as compensation for its services hereunder an amount equal to $50,000 per annum, payable semi-annually in arrears on each Payment Date subject to the limitations provided in Section 3.3 of the Indenture.

         (b) Whenever any payment to the Manager under this Agreement shall be due on a day other than a Business Day, the date of payment thereof shall be extended to the next succeeding Business Day, unless such extension would cause payment to be made in the next succeeding calendar month, in which case such date shall be advanced to the next preceding Business Day.

                            ARTICLE V

                    MISCELLANEOUS PROVISIONS

         Section 5.01

         Amendment. This Agreement may be amended from time to time by written agreement signed by the parties hereto upon the written consent of the Indenture Trustee.

         Section 5.02

         Severability. If any provision of this Agreement is held to be in conflict with any applicable statute or rule of law or is otherwise held to be unenforceable for any reason whatsoever, such circumstances shall not have the effect of rendering the provision in question inoperative or unenforceable in any other case or circumstance, or of rendering any other provision or provisions herein contained invalid, inoperative, or unenforceable to any extent whatsoever. The invalidity of any one or more phrases, sentences, clauses or Sections contained in this Agreement shall not affect the remaining portions of this Agreement, or any part thereof.

         Section 5.03

         Notices. All demands, notices and communications hereunder shall be in writing, personally delivered or mailed by certified mail-return receipt requested, and shall be deemed to have been duly given upon receipt (a) in the case of the Manager, at the following address: 101 Front Street, Hamilton HM GX, Bermuda, (b) in the case of the Owner, at the following address:
15-19 Athol Street, Douglas, Isle of Man and (c) in the case of the Indenture Trustee, at the following address: 114 West 47th Street, New York, New York 10036-1532 Attention: Corporate Trust Department, or at other such address as shall be designated by such party in a written notice to the other parties.

         Section 5.04

         Captions. The captions or headings in this Agreement are for convenience only and in no way define, limit or describe the scope or intent of any provisions or sections of this Agreement.

         Section 5.05

         Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of the State of New York, without giving effect to the principles of conflicts of law.

         Section 5.06

         No Demise. Nothing herein contained shall be construed as creating a demise of the Vessel to the Manager.

         Section 5.07

         No Partnership. Nothing herein contained shall be deemed or construed to create a partnership or joint venture among the parties hereto, and the services of each party shall be rendered as an independent contractor and not as agent for any other party.

         Section 5.08

         Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto on separate counterpart, each of which shall be deemed to be an original. Such counterparts shall constitute one and the same agreement.

         Section 5.09

         Survival. The representations, covenants and agreements contained in or made pursuant to this Agreement in respect of either party hereto shall survive the execution and delivery of this Agreement and shall continue in effect so long as such party's obligations hereunder remain outstanding.

         Section 5.10

         Integration. This Agreement and the Schedule and Exhibits hereto constitute the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements, understandings or representations pertaining to the subject matter hereof, whether oral or written. There are no warranties, representations or other agreements between the parties in connection with the subject matter hereof except as specifically set forth or incorporated herein.

         Section 5.11

         Reproduction of Documents. This Agreement and all documents relating thereto, including, without limitation,
(a) consents, waivers and modifications which may hereafter be executed, (b) documents received by any party at the closing, and
(c) financial statements, certificates and other information previously or hereafter furnished, may be reproduced by any photographic, photostatic, microfilm, micro-card, miniature photographic or other similar process. The parties agree that any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding (whether or not the original is in existence and whether or not such reproduction was made in the regular course of business) and that any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence.

         Section 5.12

         General Interpretive Principles.  For purposes of this
Agreement except as otherwise expressly provided or unless the context otherwise requires:

         (a) the defined terms in this Agreement shall include the plural as well as the singular, and the use of any gender herein shall be deemed to include any other gender;

         (b) accounting terms not otherwise defined herein have the meanings assigned to them in accordance with generally accepted accounting principles as in effect on the date hereof;

         (c) references herein to "Articles", "Sections", "Subsections", "paragraphs", and other subdivisions without reference to a document are to designated Articles, Sections, Subsections, paragraphs and other subdivisions of this Indenture;

         (d) a reference to a Subsection without further reference to a Section is a reference to such Subsection as contained in the same Section in which the reference appears, and this rule shall also apply to paragraphs and other subdivisions;

         (e) the words "herein", "hereof", "hereunder" and other words of similar import refer to this Indenture as a whole and not to any particular provision; and

         (f) the term "include" or "including" shall mean without limitation by reason of enumeration.

         IN WITNESS WHEREOF, the Manager and the Owner have caused this to be duly executed and delivered by their respective officers thereunto duly authorized and their respective seals, duly attested, to be hereunto affixed, all as of the day and year first above written.

                             FRONTLINE LTD.,
                             as Manager


                             By:/s/ Alexandra Kate Blankenship
                                ___________________________________
                             Name:  Alexandra Kate Blankenship
                             Title:    Secretary


                             GOLDEN STATE PETRO (IOM I-A) PLC,
                             as Owner


                             By:/s/ Alexandra Kate Blankenship
                                ___________________________________
                             Name:  Alexandra Kate Blankenship
                             Title:    Assistant Secretary
























                               11
02089007.AA9