Form 20-F
period 1999-12-31
GOLDEN STATE PETRO IOM I A PLC
filed 2000-06-27
CIK 1038460

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 20-F
(Mark One)
[  ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
             OF THE SECURITIES EXCHANGE ACT OF 1934

                               OR
[X]          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended    December 31, 1999

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
       2 Shares of Common Stock, $1.00 par value per share

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

    Item 17   X         Item 18

                             PART I

ITEM 1.   DESCRIPTION OF BUSINESS

THE COMPANY

Golden State Petro (IOM I-A) PLC (the "Company"), and Golden
State Petro (IOM I-B) PLC ("IOM I-B") (together, the
"Companies"), are Isle of Man public limited companies, each formed for the purpose of acquiring and chartering a very large crude oil carrier ("VLCC" or "Vessel").

Golden State Petroleum Transport Corporation ("GSPTC"), a Delaware corporation as an agent for the Company and IOM I-B, issued 8.04% First Preferred Mortgage Term Notes for $127,100,000 (the "Term Notes") and Serial First Preferred Mortgage Notes for $51,700,000 (the "Serial Notes") (together the "Notes"). The principal amount of the Term Notes and the Serial Notes allocated to the Company is $63,550,000 and $24,900,000 respectively. The proceeds from the offering and sale of the Notes allocated to the Company, were used by the Company to fund the construction of a VLCC by Samsung Corporation and Samsung Heavy Industries Co. Ltd. (together the "Builders") under the technical supervision of the Chevron Shipping Company as agent for Chevron Transport Corporation (the "Initial Charterer") which is an indirect, wholly-owned subsidiary of Chevron Corporation. The Vessel, the "Frank A. Shrontz", was accepted by the Company under the building contract on December 7, 1998 and concurrently was delivered to the Initial Charterer under an initial charter for a term of eighteen years (the "Initial Charter"). The Frank A. Shrontz is a double-hulled carrier of approximately 308,500 deadweight tonnes ("dwt") and is currently registered under the Bahamian Flag. The Initial Charterer has an option to terminate the charter on the eighth anniversary of the delivery date of the Vessel. The Initial Charterer's obligations under the Initial Charter are guaranteed by Chevron Corporation.

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

The principal executive offices of the Company are located at 15-
19 Athol Street, Douglas, Isle of Man IM1 1LB and its telephone number is 011 (44) 1624-638303.

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

OPA 90

OPA 90 applies to all vessels that trade in the United States or its territories or possessions or operate in United States waters, which include the United States territorial seas and the two hundred nautical mile exclusive economic zone of the United States. Under OPA 90, vessel owners, operators and demise charterers are "responsible parties" with strict liability on a joint and several basis (unless the spill results solely from the act or omission of a third party (subject to certain statutory qualifications), an act of God or an act of war for all oil spill containment and clean-up costs and other damages arising from actual and threatened oil spills pertaining to their vessels. These other damages include (i) natural resources damages and the costs of assessment thereof, (ii) real and personal property damages, (iii) net loss of taxes, royalties, rent, fees and other lost government revenues, (iv) lost profits or impairment of earning capacity due to property or natural resource damage, (v) net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and (vi) loss of subsistence use of natural resources. OPA 90 limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker (subject to possible adjustment for inflation); however, that limit would not apply if the incident were caused by violation of applicable United States federal safety, construction or operating regulations or by the responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report an incident which the responsible party knows or has reason to know of, or to provide all reasonable cooperation and assistance requested by a responsible official in connection with oil removal activities. OPA 90 does not by its terms impose liability on lenders or the holders of mortgages on vessels; however, there is no specific exclusion for such entities under OPA 90. In addition, if the Indenture Trustee or any holder exercises remedies and becomes an "owner" or "operator" or "demise charterer" of the Vessel following a Mortgage Event of Default, such persons or entities may be subject to liability under OPA 90. A catastrophic spill could exceed the liability limits of any insurance coverage available, in which event there could be a material adverse effect on the owner and the operator of the vessel involved in the spill.

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

ITEM 4.   CONTROL OF REGISTRANT

Except as set forth below, the Registrant is not aware of any beneficial owner of more than 5% of the Company's Common Stock as of close of business on June 15, 2000.

                      BENEFICIAL OWNERSHIP

                 Name and              Number
Class of         address of            of            Percent
Shares           Beneficial Owners     Shares        of Class

___________      _________________     ___________   ___________

Ordinary Shares  Hemen Holding Limited1     2        100%


1. The issued and outstanding shares of the Company are owned by GSH. All of the issued and outstanding shares of GSH are owned by ITC. All of the issued and outstanding shares of ITC are owned by Hemen, a Cyprus company. Hemen is controlled by John Fredriksen.

All of the Company's issued and outstanding ordinary shares have been pledged to the Indenture Trustee.

ITEM 5.   NATURE OF TRADING MARKET

The Notes do not trade on an organized exchange but rather trade in private transactions among the parties.

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING
         SECURITY HOLDERS

Inapplicable.

ITEM 7.   TAXATION

ISLE OF MAN

Under the Income Tax (Exempt Companies) Act, the Company is exempt from any Isle of Man income tax, or any other tax on income of distributions accruing to or derived for the Company, or in connection with any transactions with the Company, or any shareholders.

No estate, inheritance, succession, or gift tax, rate, duty, levy or other charge is payable in the Isle of Man with respect to any shares, debt obligations or other securities of the Company.

There is no reciprocal tax treaty between the Isle of Man and the United States.

ITEM 8.   SELECTED FINANCIAL DATA

The selected income statement data of the Company with respect to the fiscal years ended December 31, 1999, 1998 and 1997, and the period ended December 31, 1996, and the selected balance sheet data with respect to the fiscal years ended December 31, 1999 and 1998, have been derived from the Company's Financial Statements included herein and should be read in conjunction with such statements and the notes thereto. The selected balance sheet data with respect to the year ended December 31, 1997 and the period ended December 31, 1996 has been derived from audited financial statements of the Company not included herein. The following table should also be read in conjunction with Item 9 "Management's Discussion and Analysis" and the Company's Consolidated Financial Statements and Notes thereto included herein. The Company's accounts are maintained in US dollars.

                                    YEAR ENDED              PERIOD ENDED
                         Dec 31, 1999   Dec 31, 1998  Dec 31, 1997  Dec 31, 1996
                         ____________   _____________ ____________ ____________

(in $)
Net income (loss)               91,929    (774,006)      (601,649)     (17,602)
Vessel/Vessel under
  construction              82,610,840   85,801,537     38,527,389   35,833,473
Total Assets                89,986,787   90,772,150     90,668,859   61,521,663
Total Short Term
  Note Obligations           2,550,000            -              -           -
Total Long Term
  Note Obligations          85,900,000   88,450,000     88,450,000   61,450,000

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

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1999 COMPARED WITH THE YEAR ENDED
DECEMBER 31, 1998

In the year ended December 31, 1999, the Company earned $9,927,635 charter income, which represents the hire for one complete year at a rate of $27,199 per day. The Vessel was delivered to the Company and commenced trading on December 7, 1998, generating charter income of $679,975 in 1998. In the year ended December 31, 1999, the Company earned $261,155 interest income, reduced from $2,683,332 in the 1998 period due to a reduction in income generating investments which were utilized in 1998 to fund Vessel purchase installments.

Interest expense was $6,761,484 in 1999 compared with $3,726,745 in the 1998. In 1998, $3,034,721 of interest was capitalized in the cost of the Vessel.

Depreciation expense of $3,190,697 represents one year's charge, compared with $265,891 for approximately one month in 1998.

In 1999, the Company paid interest on the Notes of $6,761,472
(1998 - $6,761,468) and paid vessel purchase installments of $nil
(1998 - $44,505,320).

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

Interest expense was $3,726,745 in 1998, compared with $4,109,758 in 1997. These amounts are net of capitalized interest of $3,034,721 and $2,693,916 in 1998 and 1997, respectively.
Depreciation of $265,891 was incurred in 1998, being approximately one month's charge.

In 1998 the Company paid interest on the Notes of $6,761,468
(1997 - $4,075,662) and paid vessel purchase installments of $44,505,320 including a premium for early delivery of $1,355,200.

By reason of the foregoing, the net loss for 1998 was $774,006 compared with $601,649 in 1997.

CAPITAL RESOURCES AND LIQUIDITY

Through the contractual delivery date of the Vessel, interest on the Notes was payable from amounts on deposit in the Pre-Funding Account. Since the delivery date, the Company's sources of funds are charter hire payments for the Vessel, earnings on permitted investments and the proceeds from the sale, if any, of the Vessel. The Company does not have, nor will it have in the future, any other source of capital for payment of the Notes.

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

YEAR 2000

The Vessel is provided with computers and has computerized control systems. Further, the Vessel has equipments such as, for example, navigational aids, communications systems, machinery equipment, cargo measuring equipment and alarm systems that rely on computers or embedded computer chips for proper function. The Company has successfully transitioned into the Year 2000 without any Y2K related disruption to the operation of the Vessel. Although considered unlikely, the Company could be still affected by Y2K problems by the Company's customers, suppliers and other third parties. The Company will continue to monitor the situation and take action as necessary to remedy any problems that might occur.

In addition, the Initial Charterer has confirmed that in the dealings with the Vessel it will continue to take, all reasonable steps to monitor Y2K compliance.

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

The Company relies on banks for its payments and on general communication equipment. The Company will only rely on internationally recognized commercial banks and communication companies for providing such services. The Company relies on services provided by the Manager for their administration and management. The Manager provides these services at a fixed price. The Manager has provided such services without date related interruptions and the Company has not incurred any year 2000 related expenses.

ITEM 9A  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
         RISK

(a) QUANTITATIVE INFORMATION ABOUT MARKET RISK

    Quantitative information about market risk instruments at December 31, 1999 is as follows:

    i)   Serial Notes

    The Serial Notes bear interest at rates ranging from 6.36% to 6.85% through maturity. The Serial Notes mature over a seven-year period beginning one year from February 1, 2000. Interest is payable semi-annually on February 1 and August 1.

    The outstanding Serial Notes have the following characteristics:

Maturity date                          Interest rate    Principal
______________                         _____________    _________

February 1, 2000                       6.36%           $2,550,000
February 1, 2001                       6.46%            3,350,000
February 1, 2002                       6.55%            3,600,000
February 1, 2003                       6.61%            3,850,000
February 1, 2004                       6.70%            4,100,000
February 1, 2005                       6.80%            4,350,000
February 1, 2006                       6.85%            3,100,000

                                                      ___________
                                                      $24,900,000
                                                     ============

As of December 31, 1999, 1998 and 1997, the effective interest rate for the Serial Notes was 6.631%.

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

    SINKING FUND REDEMPTION AMOUNTS AND FINAL PRINCIPAL PAYMENT

    Scheduled payment date
    _________________________

    August 1, 2007                                     $1,340,000
    February 1, 2008                                    1,395,000
    August 1, 2008                                      1,450,000
    February 1, 2009                                    1,510,000
    August 1, 2009                                      1,570,000
    February 1, 2010                                    1,635,000
    August 1, 2010                                      1,700,000
    February 1, 2011                                    1,765,000
    August 1, 2011                                      1,840,000
    February 1, 2012                                    1,910,000
    August 1, 2012                                      1,990,000
    February 1, 2013                                    2,070,000
    August 1, 2013                                      2,150,000
    February 1, 2014                                    2,240,000
    August 1, 2014                                      2,330,000
    February 1, 2015                                    2,420,000
    August 1, 2015                                      2,520,000
    February 1, 2016                                    2,620,000
    August 1, 2016                                      2,725,000
    February 1, 2017                                    2,835,000
    August 1, 2017                                      2,950,000
    February 1, 2018                                    3,070,000
    August 1, 2018                                      3,190,000
    February 1, 2019                                   14,325,000
                                                       __________

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

Name               Age            Position with the Company
______             ______         _________________________

Andrew James Baker 41             Director, Secretary
Kate Blankenship   35             Director
Tor Olav Troim     37             Director

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

Kate Blankenship: Mrs. Blankenship has been a director of Golden State Petro (IOM I-A) PLC since November 1, 1998. She has been employed by Frontline since 1994 and is currently the Chief Accounting Officer and Secretary. Prior to joining Frontline, she was a manager with KPMG Peat Marwick in Bermuda. Mrs. Blankenship is a member of the Institute of Chartered Accountants in England and Wales.

Tor Olav Troim: Mr. Troim has been a director of Golden State Petro (IOM I-A) PLC since November 1, 1998. Mr. Troim has been a director of Frontline since July 1, 1996. Mr. Troim also serves as a director of Frontline AB, ICB Shipping AB and Frontline Management, all subsidiaries of Frontline. Mr. Troim also serves as a consultant to Sea Tankers. He is a director of Aktiv Inkasso ASA and Northern Offshore ASA, both Norwegian publicly listed companies. Prior to his service with Frontline, from January 1992, Mr. Troim served as Managing Director and a member of the board of Directors of DNO AS, a Norwegian oil company.

ITEM 11.   COMPENSATION OF DIRECTORS AND OFFICERS

During 1999, the Company paid its directors and officers aggregate compensation of 750 pounds sterling.

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

ITEM 18.   FINANCIAL STATEMENTS

Inapplicable.

ITEM 19.   FINANCIAL STATEMENTS AND EXHIBITS

The following documents are filed as part of this Annual Report:

a)   Financial Statements                                    Page

Index to Financial Statements                                 F-1

Report of Independent Certified Public Accountants            F-2

Balance Sheets at December 31, 1999 and 1998                  F-3

Statements of Operations and Accumulated Deficit for
the Years Ended December 31, 1999, 1998 and 1997              F-4

Statements of Cash Flows for the Years Ended
December 31, 1999, 1998 and 1997                              F-5

Notes to Financial Statements                                 F-6

b)   Exhibits

Designation
of Exhibit in
this Form 20-F          Description of Exhibit
_______________         ______________________

     1* Supplement No. 1, dated as of January 31, 1999 to the indenture, dated as of December 1, 1996, among Golden State Petroleum Transport Corporation and Golden State Petro (IOM I-A) PLC and Golden State Petro (IOM I-B) PLC and United States Trust Company of New York, as indenture trustee, filed as Exhibit 1 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1999.

     2* Management Agreement, dated as of January 31, 1999 between Golden State Petro (IOM I-A) PLC, a company organized under the laws of the Isle of Man and Frontline Ltd., a Bermuda company, filed as Exhibit 2 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1999.

*Incorporated by reference herein

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

     Notes to Financial Statements                            F-6

GOLDEN STATE PETRO (IOM I-A) PLC
(A Wholly-owned subsidiary of Golden State Holdings I, Limited)

Report of Independent Certified Public Accountants



To the Board of Directors of
Golden State Petro (IOM I-A) PLC

We have audited the accompanying balance sheets of Golden State Petro (IOM I-A) PLC (a company incorporated in the Isle of Man), a wholly-owned subsidiary of Golden State Holdings I, Limited, as of December 31, 1999 and 1998, and the related statements of operations and accumulated deficit, and cash flows for the years ended December 31, 1999, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Golden State Petro (IOM I-A) PLC as of December 31, 1999 and 1998 and the results of its operations and its cash flows for the years ended December 31, 1999, 1998 and 1997 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP


New York, New York
January 27, 2000

GOLDEN STATE PETRO (IOM I-A) PLC
(A Wholly-owned subsidiary of Golden State Holdings I, Limited)

Balance Sheets

As of December 31, 1999 and 1998

ASSETS                                       1999            1998

Restricted investments                  6,451,224      $3,901,210

Debt issue costs                          924,723       1,019,403

Vessel, net                            82,610,840      85,801,537
                                       __________      __________

Total assets                         $ 89,986,787     $90,722,150
                                     ============     ===========

LIABILITIES AND STOCKHOLDERS' DEFICIT

Liabilities

Charter income received in advance    $         -     $   827,303

Interest payable and other liabilities  2,838,113       2,838,102

Mortgage notes                         88,450,000      88,450,000
                                      ___________     ___________

Total liabilities                      91,288,113      92,115,405
                                      ___________     ___________
Commitments and Contingencies

Stockholders' deficit

Common stock, $1.00 par value; 2,000 shares authorized;

2 shares issued and outstanding                 2               2

Accumulated deficit                   (1,301,328)     (1,393,257)
                                      ___________     ___________

Total stockholders' deficit           (1,301,326)     (1,393,255)

Total liabilities and
stockholders' deficit                $ 89,986,787    $ 90,722,150
                                     ============     ===========

See accompanying Notes to Financial Statements

GOLDEN STATE PETRO (IOM I-A) PLC
(A Wholly-owned subsidiary of Golden State Holdings I, Limited)

Statements of Operations and Accumulated Deficit


For the years ended December 31, 1999, 1998 and 1997


                                   1999         1998         1997

Revenue

Charter income              $ 9,927,635   $  679,975   $        -

Interest income                 261,155    2,683,332    3,648,622
                            ___________   __________   __________

Total revenue                10,188,790    3,363,307    3,648,622

Expenses

Interest expense              6,761,484    3,726,745    4,109,758

Management fees                  50,000       50,000       45,833

Depreciation                  3,190,697      265,891            -

Amortization of debt
issue costs                      94,680       94,677       94,680
                            ___________   __________   __________

Total expenses               10,096,861    4,137,313    4,250,271
                            ___________   __________   __________

Net income (loss)           $    91,929  $ (774,006)  $ (601,649)
                           ============   ==========   ==========

Accumulated deficit,
beginning of year          $(1,393,257)   $(619,251)   $ (17,602)
                          _____________   __________   __________
Accumulated deficit,
end of year               $ (1,301,328)$ (1,393,257)  $ (619,251)
                          _____________   __________   __________


See accompanying Notes to Financial Statements

GOLDEN STATE PETRO (IOM I-A) PLC
(A Wholly-owned subsidiary of Golden State Holdings I, Limited)

Statements of Cash Flows

For the years ended December 31, 1999, 1998 and 1997


                                   1999         1998         1997
Cash flows from operating
activities

Net income (loss)            $   91,929  $ (774,006)  $ (601,649)

Adjustments to reconcile net
loss to net cash provided by
operating activities

Depreciation                  3,190,697      265,891            -

Amortization of debt issue
costs                            94,680       94,677       94,680

Changes in operating assets
and liabilities

Increase (decrease) in interest
payable and other liabilities (827,292)      827,297    2,748,845

Net cash provided by
operating activities          2,550,014      413,859    2,241,876

Cash flows from investing
activities

Decrease (Increase) decrease
in restricted investments   (2,550,014)   47,126,182 (26,277,960)

Payments made under vessel
construction con
Interest capitalized                  -  (3,034,721)  (2,693,916)

Net cash used in investing
activities                  (2,550,014)    (413,859) (28,971,876)

Cash flows from financing
activities

Proceeds from mortgage notes          -            -   27,000,000

Debt issue costs                      -            -    (270,000)

                            ___________   __________   __________

Net cash provided by
financing activities                  -            -   26,730,000
                            ___________  ___________   __________

Net Decrease in Cash        $         -  $         -   $        -
                            ===========  ===========  ==========

Supplemental disclosures of
cash flow information:

Cash paid during the
period for interest          $6,761,472   $6,761,468   $4,075,662
                            ===========   ==========   ==========

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

    Golden State Petroleum Transport Corporation ("GSPTC"), a Delaware corporation as an agent for the Company and IOM I-B, issued 8.04% First Preferred Mortgage Term Notes for $127,100,000 (the Term Notes") and Serial First Preferred Mortgage Notes for $51,700,000 (the "Serial Notes") (together the "Notes"). The principal amount of the Term Notes and the Serial Notes allocated to the Company is $63,550,000 and $24,900,000 respectively. The proceeds from the offering and sale of the Notes allocated to the Company, have been used by the Company to fund the construction of a VLCC by Samsung Corporation and Samsung Heavy Industries Co. Ltd. (collectively, the "Builders") under the technical supervision of Chevron Shipping Company as agent for Chevron Transport Corporation (the "Initial Charterer") which is an indirect, wholly-owned subsidiary of Chevron Corporation.
    The vessel, the "Frank A. Shrontz" (the "Vessel"), was accepted by the Company under the building contract on December 7, 1998 and concurrently was chartered to the Initial Charterer pursuant to an initial charter for a term of eighteen years. The Initial Charterer has an option to terminate the charter on the eighth anniversary of the delivery date of the Vessel. The Initial Charterer's obligations under the initial charter are guaranteed by Chevron Corporation.

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

GOLDEN STATE PETRO (IOM I-A) PLC
(A Wholly-owned subsidiary of Golden State Holdings I, Limited)

NOTES TO FINANCIAL STATEMENTS

    OPERATING LEASE
    The operating lease commenced upon the delivery of the Vessel to the Initial Charterer. Income from the operating lease is being recognized rateably over the term of the lease.

    VESSEL AND VESSEL UNDER CONSTRUCTION
    Construction in progress was capitalized in accordance with contract payments made and also includes the capitalization of interest charges and certain transaction costs incurred during the period of the Vessel's construction. Since completion and delivery of the Vessel, the cost of the Vessel less estimated residual value is being depreciated on a straight line basis over the Vessel's remaining life. The remaining life is estimated to be 25 years from delivery.

    DEBT ISSUE COSTS
    Debt issue costs comprise expenses incurred in connection with the issuance of the Notes. Such expenses are being amortized over the weighted average life of the Serial Notes, and the life of the Term Notes, respectively.

    FAIR VALUE OF FINANCIAL INSTRUMENTS
    The methods and assumptions used in estimating the fair values of financial instruments are as follows:

        Restricted Investments: The restricted investments balance represent investments in guaranteed investment contracts which are readily convertible into cash. The guaranteed investment contracts are considered to be investments held to maturity and as such are stated at cost plus accrued interest, which approximates fair value. These contracts are with Pacific Mutual Life Insurance, a California life insurance company, and are held in the name of the United States Trust Company on behalf of the Company as the Indenture Trustee.

        Mortgage Notes: The carrying value of the Notes approximates fair value as of December 31, 1999 and 1998 based upon the current borrowing rates available for financing with similar terms and maturities and the short elapsed time between the date of the balance sheet and the date of issuance of the Notes.

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

3.  ADOPTION OF NEW ACCOUNTING STANDARDS

    SFAS No. 133, "Accounting for Derivatives and Hedging Activities" is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000 (January 1, 2001 for the Company) and requires that all derivative instruments be recorded on the balance sheet at their fair value.
    Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction.

    The Company anticipates that the adoption of SFAS No. 133 will not have a material effect on the presentation of the Company's balance sheet or results of operations and accumulated deficit.

GOLDEN STATE PETRO (IOM I-A) PLC
(A Wholly-owned subsidiary of Golden State Holdings I, Limited)

Notes to Financial Statements

4.  RESTRICTED INVESTMENTS

    The Restricted Investments accounts (the "Accounts") were established in the name and under the control of the United States Trust Company as the Indenture Trustee (the "Trustee"). The proceeds of the Notes issued on behalf of the Company were deposited into one of the Accounts (the "Pre-Funding Account") in the form of a guaranteed investment contract. The funds in the Pre-Funding Account can be used only to fund the installment construction payments, principal and interest due on the Notes and management fees prior to the delivery of the Vessel. Charterhire payments are being deposited into a separate one of the Accounts (the "Revenue Account") in the form of a guaranteed investment contract. The funds in the Revenue Account can be used only to fund the principal and interest due on the Notes and management fees subsequent to the delivery of the Vessel.

5.  DEBT ISSUE COSTS

    The debt issue costs are comprised of the following amounts:

                                           1999              1998

Debt issue costs                   $  1,216,653       $ 1,216,653
Accumulated amortization              (291,930)         (197,250)
                                 ______________    ______________
                                   $    924,723       $ 1,019,403
                                 ==============   ===============

6.  VESSEL

                                           1999              1998

Cost at beginning of year          $ 86,067,428      $ 38,527,389
Purchase price installments paid              -        44,505,320
Interest capitalized                          -         3,034,719
                                   ____________       ___________
Cost at end of year                $ 86,067,428      $ 86,067,428

Accumulated depreciation at
beginning of year                  $    265,891      $          -
Charge for year                       3,190,697           265,891
Accumulated depreciation at        ____________       ___________
end of year                        $  3,456,588      $    265,891
                                  =============      ============

Net book value at end of year      $ 82,610,840      $ 85,801,537
                                   ============      ============

Included in the purchase price installments paid is a premium of $1,355,200 paid to the Builders on delivery, due to the early delivery of the Vessel.

7.  MORTGAGE NOTES

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

    SERIAL NOTES
    The Serial Notes were issued in the aggregate principal amount of $51,700,000, of which $24,900,000 was allocated to the Company. Set forth below are the allocated principal amounts and the interest rates of the Serial Notes payable on each maturity date for the Company, as at December 31, 1999, 1998 and 1997.

    Maturity date                 Interest Rate         Principal

    February 1, 2000                        6.36%    $  2,550,000
    February 1, 2001                        6.46%       3,350,000
    February 1, 2002                        6.55%       3,600,000
    February 1, 2003                        6.61%       3,850,000
    February 1, 2004                        6.70%       4,100,000
    February 1, 2005                        6.80%       4,350,000
    February 1, 2006                        6.85%       3,100,000
                                                     ____________
                                                     $ 24,900,000
                                                     ============

    Interest has been accrued for the Serial Notes from December
    24, 1997, and is payable on February 1 and August 1 of each year. As of December 31, 1999, 1998 and 1997, the effective interest rate for the Serial Notes was 6.631%.

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

GOLDEN STATE PETRO (IOM I-A) PLC
(A Wholly-owned subsidiary of Golden State Holdings I, Limited)

Notes to Financial Statements

    Sinking fund redemption amounts and final principal payment

    Scheduled payment date
    ______________________
    August 1, 2007                                    $ 1,340,000
    February 1, 2008                                    1,395,000
    August 1, 2008                                      1,450,000
    February 1, 2009                                    1,510,000
    August 1, 2009                                      1,570,000
    February 1, 2010                                    1,635,000
    August 1, 2010                                      1,700,000
    February 1, 2011                                    1,765,000
    August 1, 2011                                      1,840,000
    February 1, 2012                                    1,910,000
    August 1, 2012                                      1,990,000
    February 1, 2013                                    2,070,000
    August 1, 2013                                      2,150,000
    February 1, 2014                                    2,240,000
    August 1, 2014                                      2,330,000
    February 1, 2015                                    2,420,000
    August 1, 2015                                      2,520,000
    February 1, 2016                                    2,620,000
    August 1, 2016                                      2,725,000
    February 1, 2017                                    2,835,000
    August 1, 2017                                      2,950,000
    February 1, 2018                                    3,070,000
    August 1, 2018                                      3,190,000
    February 1, 2019                                   14,325,000
                                                       __________
                                                     $ 63,550,000
                                                     ============

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

    OPTIONAL REDEMPTION

    The Serial Notes will not be subject to optional redemption prior to the respective maturity dates. The Term Notes may be redeemed in whole or in part at the discretion of the Company on any payment date on or after August 1, 1999 at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest to the date fixed for redemption, provided that if (i) such redemption occurs prior to February 1, 2018 and (ii) a Vessel is then subject to the related Initial Charter or to an acceptable replacement charter pursuant to which the charterer thereunder is required to pay charter hire equal to or greater than the charter hire payable by the Initial Charterer during the fixed period, then the make-whole premium, as defined in the Offering Memorandum, shall be payable with respect to Mortgage Notes in an amount equal to allocated principal amount of the Mortgage Notes for such Vessel. The Company may not exercise such optional redemption if such optional redemption would adversely affect the then applicable ratings on the Serial Notes. In addition, Term Notes may be redeemed in part in an aggregate principal amount equal to the allocated principal amount of the Notes for the Vessel if the Initial Charter for the Vessel is terminated and an acceptable replacement charter is not entered into, at a redemption price equal to 100% of the principal amount thereof plus accrued interest to the date fixed for redemption.

    DEBT COVENANTS

    The Indenture includes certain covenants that, among other things, prohibit the Company and GSPTC from incurring additional indebtedness (other than subordinated loans) and impose limitations on the amount of investments, on loans, advances, mergers, the payment of dividends and the making of certain other payments, the creation of liens and certain transactions with affiliates.

8.  COMMITMENTS AND CONTINGENCIES

    The following is a schedule by years of minimum future charter income on the noncancellable portion of the operating lease for the fiscal years ending December 31:

2000                                                $   9,927,635
2001                                                    9,927,635
2002                                                    9,927,635
2003                                                    9,927,635
2004                                                    9,927,635
2005 - 2006                                            19,175,295
                                                     ============

                                                     $ 68,813,470
                                                     ============

GOLDEN STATE PETRO (IOM I-A) PLC
(A Wholly-owned subsidiary of Golden State Holdings I, Limited)

Notes to Financial Statements

9.  CONCENTRATION OF CREDIT RISK AND OTHER RISK

    The Company has no sources for the payment of the principal of, and the interest on, the Notes except for the Restricted Investments accounts held by the Trustee. Accordingly, the Company's ability to pay debt service on the Notes is wholly dependent upon its financial condition, results of operation and cash flows from the Vessel's operation.

    There is a concentration of credit risk with respect to Restricted Investments to the extent that all of the amounts are carried with Pacific Mutual Life Insurance.

    There is a concentration of credit risk due to the fact that the sole source of charter income is Chevron Transport
    Corporation. The Company does not consider this is a significant risk.

10. RELATED PARTY TRANSATIONS

    Pursuant to an agreement (the "Management Agreement") between the Company and Frontline (the "Manager"), an affiliate of the Company, the Manager provides administrative, management and advisory services to the Company at an annual fee of $50,000, payable semi-annually. All cost of administering the Company are payable by the Manager from the Management Fee. The Management agreement is effective until termination by either party upon 30 days prior written notice.
    Management fee expenses and management fee payable as of December 31, 1999, 1998 and 1997 are as follows:

                                    1999        1998         1997

    Management fee expenses     $ 50,000    $ 50,000     $ 45,833
    Management fee payable      $ 20,833    $ 20,833     $ 20,833

    Prior to January 31, 1999, Cambridge Fund Management, L.L.C., an affiliate of CPTC, was the Manager. On January 31, 1999,
    Cambridge Fund Management, L.L.C. resigned as Manager and on the same date was replaced by Frontline.

    Exhibit Index

Designation
of Exhibit in
this Form 20-F
--------------                    Description of Exhibit
                                  ______________________

1* Supplement No. 1, dated as of January 31, 1999 to the indenture, dated as of December 1, 1996, among Golden State Petroleum Transport Corporation and Golden State Petro (IOM I-A) PLC and Golden State Petro (IOM I-B) PLC and United States Trust Company of New York, as indenture trustee, filed as Exhibit 1 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1998.

2* Management Agreement, dated as of January 31, 1999 between Golden State Petro (IOM I-A) PLC, a company organized under the laws of the Isle of Man and Frontline Ltd., a Bermuda company, filed as Exhibit 2 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1998.

*Incorporated by reference herein

                           SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


Golden State Petro (IOM I-A) PLC
(Registrant)




by: /s/ Kate Blankenship
   ---------------------
(Signature)

Kate Blankenship, Director

Date: June 26, 2000






























                              F-22
02089006.AC7