Form 20-F
period 2000-12-31
GOLDEN STATE PETRO IOM I A PLC
filed 2001-06-29
CIK 1038460

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

For the fiscal year ended December 31, 2000

                               OR

[ ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from  ________________________________

Commission file number 333-26227

                Golden State Petro (IOM I-A) PLC
----------------------------------------------------------------
     (Exact name of Registrant as specified in its charter)

                Golden State Petro (IOM I-A) PLC
----------------------------------------------------------------
         (Translation of Registrant's name into English)

                           Isle of Man
----------------------------------------------------------------
         (Jurisdiction of incorporation or organization)

      c/o 15-19 Athol Street, Douglas, Isle of Man IM1 1LB
----------------------------------------------------------------
            (Address of principal executive offices)

Securities registered or to be registered pursuant to section
12(b) of the Act.

    TITLE OF EACH CLASS                NAME OF EACH EXCHANGE
                                       ON WHICH REGISTERED

          None                         _______________________
--------------------------------------------------------------
Securities registered or to be registered pursuant to section
12(g) of the Act.

                              None
----------------------------------------------------------------
                        (Title of class)

Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act.

    Golden State Petroleum Transport Corporation 8.04% First
                Preferred Mortgage Notes Due 2019
----------------------------------------------------------------
                        (Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

       2 Shares of Common Stock, $1.00 par value per share
----------------------------------------------------------------
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

         Yes  X                        No ________
              -------

Indicate by check mark which financial statement item the registrant has elected to follow.

         Item 17 _______               Item 18  X
                                           ----------

                        TABLE OF CONTENTS

                                                             PAGE
PART I
   Item 1.    Identity of Directors, Senior Management and
              Advisors........................................6
   Item 2.    Offer Statistics and Expected Timetable  .......6
   Item 3.    Key Information  ...............................6
   Item 4.    Information on the Company.....................12
   Item 5.    Operating and Financial Review and Prospects...25
   Item 6.    Directors, Senior Management and Employees.....29
   Item 7.    Major Shareholders and Related Party
              Transactions...................................31
   Item 8.    Financial Information..........................32
   Item 9.    The Offer and Listing..........................32
   Item 10.   Additional Information.........................32
   Item 11.   Quantitative and Qualitative Disclosures about
              Market Risk....................................34
   Item 12.   Description of Securities Other Than Equity
              Securities.....................................36

Part II
   Item 13.   Defaults, Dividend Arrearages and
              Delinquencies .................................36
   Item 14.   Material Modifications to the Rights of Security
              Holders and Use of Proceeds....................36
   Item 15.   [Reserved] ....................................36
   Item 16.   [Reserved]  ...................................36

Part III
   Item 17.   Financial Statements ..........................36
   Item 18.   Financial Statements  .........................36
   Item 19.   Exhibits  .....................................A-1

    CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

         Matters discussed in this document may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

         Golden State Petro (IOM 1-A) PLC desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions identify forward-looking statements.

         The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

         In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the company's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by Golden State Petro (IOM 1-A) PLC with the Securities and Exchange Commission.

                             PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.  KEY INFORMATION

A. SELECTED FINANCIAL DATA

The selected income statement data of the Company with respect to the fiscal years ended December 31, 2000, 1999 and 1998, and the selected balance sheet data with respect to the fiscal years ended December 31, 2000 and 1999, have been derived from the Company's Financial Statements included herein and should be read in conjunction with such statements and the notes thereto. The selected income statement data with respect to the fiscal year ended December 31, 1997 and the fiscal period ended December 31, 1996 and the selected balance sheet data with respect to the fiscal years ended December 31, 1998 and 1997 and the fiscal period ended December 31, 1996 has been derived from financial statements of the Company not included herein. The following table should also be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the Company's Consolidated Financial Statements and Notes thereto included herein. The Company's accounts are maintained in US dollars.

                                                                Period Ended
                               Year Ended December 31,          December 31
                   -------------------------------------------  -------------
                     2000         1999        1998        1997        1996
                   --------     --------    --------    --------    --------
(in US$, except
share data)
Total revenues   10,234,905  10,188,790    3,363,307   3,648,622     50,722
Net income (loss)   286,721      91,929     (774,006)   (601,649)   (17,602)
Cash dividends
per share                 -           -            -           -          -
Vessel, net      79,420,143  82,610,840   85,801,537           -          -
Vessel under
construction              -           -            -  38,527,389 35,833,473
Total Assets     88,483,236  89,986,787   90,772,150  90,668,859 61,521,663
Total Short Term
Note Obligations  3,350,000   2,550,000            -           -          -
Total Long Term
Note Obligations 82,550,000  85,900,000   88,450,000  88,450,000 61,450,000
Common Shares             2           2            2           2          2

Common Shares
Outstanding               2           2            2           2          2

B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable

D. RISK FACTORS

Please note: In this section, "we", "us" and "our" all refer to the Company.

THE CYCLICAL NATURE OF THE TANKER INDUSTRY MAY LEAD TO VOLATILE
CHANGES IN CHARTER RATES WHICH MAY ADVERSELY AFFECT OUR EARNINGS

         Our vessel is currently operated under a bareboat charter to Chevron Transport Corporation. The charter commenced on December 7, 1998, the delivery date of our vessel, and ends on the eighteenth anniversary of such delivery date. Chevron Transport Corporation has an option to terminate the charter on the eighth anniversary of the delivery date of the vessel and on each of the four subsequent two-year anniversaries thereof.

         If the tanker industry, which has been cyclical, is depressed in the future when our vessel's charter expires or is terminated, our earnings and available cash flow may decrease. Our ability to recharter our vessel on the expiration or termination of its current charter and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker market. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products.

ANY DECREASE IN SHIPMENTS OF CRUDE OIL FROM THE ARABIAN GULF MAY
ADVERSELY AFFECT OUR FINANCIAL PERFORMANCE

         The demand for our very large crude carrier, or VLCC, oil tanker derives primarily from demand for Arabian Gulf crude oil, which, in turn, primarily depends on the economies of the world's industrial countries and competition from alternative energy sources. A wide range of economic, social and other factors can significantly affect the strength of the world's industrial economies and their demand for Arabian Gulf crude oil. One such factor is the price of worldwide crude oil. The world's oil markets have experienced high levels of volatility in the last 25 years. If oil prices were to rise dramatically, the economies of the world's industrial countries may experience a significant downturn.

         Any decrease in shipments of crude oil from the Arabian Gulf would have a material adverse effect on our financial performance at any time after the expiration or termination of our current charter with Chevron Transport Corporation. Among the factors which could lead to such a decrease are:

         -    increased crude oil production from non-Arabian
              Gulf areas;

         - increased refining capacity in the Arabian Gulf area;

         - increased use of existing and future crude oil pipelines in the Arabian Gulf area;

         - a decision by Arabian Gulf oil-producing nations to increase their crude oil prices or to further decrease or limit their crude oil production;

         - armed conflict in the Arabian Gulf and political or other factors; and

         - the development and the relative costs of nuclear power, natural gas, coal and other alternative sources of energy.

BECAUSE OUR CHARTER MAY BE TERMINATED IN DECEMBER 2006 , WE MAY
INCUR ADDITIONAL EXPENSES AND NOT BE ABLE TO RECHARTER OUR VESSEL
PROFITABLY

         Golden State Petroleum Transport Corporation, a Delaware corporation as an agent for the Company and Golden State Petro (IOM I-B) PLC, issued 8.04% First Preferred Mortgage Term Notes for $127,100,000 (the "Term Notes") and Serial First Preferred Mortgage Notes for $51,700,000 (the "Serial Notes") (together the "Notes"). The principal amount of the Term Notes and the Serial Notes allocated to the Company is $63,550,000 and $24,900,000 respectively. The proceeds from the offering and sale of the Notes allocated to the Company, were used by the Company to fund the construction of its vessel.

         Chevron Transport Corporation has its first option to terminate its charter on December 7, 2006 and on each of the four subsequent two-year anniversaries thereof. Chevron Transport Corporation has the sole discretion to exercise these options and will not owe any fiduciary or other duty to the holders of the Notes in deciding whether to exercise the termination options, and the charterer's decision may be contrary to our interests or those of the holders of the Notes.

         We cannot predict at this time any of the factors that the charterer will consider in deciding whether to exercise any of its termination options under the charter. It is likely, however, that the charterer would consider a variety of factors, which may include whether a vessel is surplus or suitable to the charterer's requirements and whether competitive charterhire rates are available to the charterer in the open market at that time.

         In the event Chevron Transport Corporation does terminate our current charter, we will attempt to arrange a replacement charter, or may sell the vessel. Replacement charters may include shorter term time charters and employing the vessel on the spot charter market (which is subject to greater fluctuation than the time charter market). Any replacement charter may bring us lower charter rates and would likely require us to incur greater expenses which may reduce the amounts available, if any, to pay principal and interest on the Notes.

WE OPERATE IN THE HIGHLY COMPETITIVE INTERNATIONAL TANKER MARKET
WHICH COULD AFFECT OUR POSITION AT THE END OF OUR CURRENT CHARTER
AND IF CHEVRON TRANSPORT CORPORATION TERMINATES ITS CHARTER
EARLIER

         The operation of tanker vessels and transportation of crude and petroleum products is an extremely competitive business. Competition arises primarily from other tanker owners, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources than we do. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. During the term of our existing charter with Chevron Transport Corporation we are not exposed to the risk associated with this competition. At the end of our current charter and in the event that Chevron Transport Corporation terminates the charter in December 2006 or at any subsequent optional termination date, we will have to compete with other tanker owners, including major oil companies as well as independent tanker companies for charters. Due in part to the fragmented tanker market, competitors with greater resources could enter and operate larger fleets through acquisitions or consolidations and may be able to offer better prices and fleets, which could result in our achieving lower revenues from our VLCC oil tanker.

COMPLIANCE WITH ENVIRONMENTAL LAWS OR REGULATIONS MAY ADVERSELY
AFFECT OUR EARNINGS AND FINANCIAL CONDITIONS AT THE END OF THE
EXISTING CHARTER OR IF CHEVRON TRANSPORT CORPORATION TERMINATES
ITS CHARTER PRIOR TO THAT TIME

         Regulations in the various states and other jurisdictions in which our vessel trades affect our business. Extensive and changing environmental laws and other regulations, compliance with which may entail significant expenses, including expenses for ship modifications and changes in operating procedures, affect the operation of our vessel. Although Chevron Transport Corporation is responsible for all operational matters and bears all these expenses during the term of our current charter, these expenses could have an adverse effect on our business operations at any time after the expiration or termination of the charter or in the event Chevron Transport Corporation fails to make a necessary payment.

WE MAY NOT HAVE ADEQUATE INSURANCE IN THE EVENT EXISTING CHARTERS
ARE NOT RENEWED

         There are a number of risks associated with the operation of ocean-going vessels, including mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, the operation of any vessel is subject to the inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. Under the existing charter, Chevron Transport Corporation bears all risks associated with the operation of our vessel including the total loss of the vessel. However, we cannot assure holders of the Notes that we will adequately insure against all risks at the end of the existing charter or in the event our existing charter is terminated. We may not be able to obtain adequate insurance coverage at reasonable rates for our vessel in the future and the insurers may not pay particular claims.

WE ARE HIGHLY DEPENDENT ON CHEVRON TRANSPORT CORPORATION AND
CHEVRON CORPORATION

         We are highly dependent on the due performance by Chevron Transport Corporation of its obligations under the charter and by its guarantor, Chevron Corporation, of its obligations under its guarantee. A failure by Chevron Transport Corporation or the Chevron Corporation to perform their obligations could result in our inability to service the Notes. If our Note holders had to enforce the mortgages securing our Notes, they may not be able to recover the principal and interest owed to them.

WE MAY NOT BE ABLE TO PAY DOWN OUR DEBT IN THE FUTURE, WHICH
COULD RESULT IN THE LOSS OF OUR VESSEL

         We currently must dedicate a large portion of our cash flow from operations to satisfy our debt service obligations. Our ability to pay interest on, and other amounts due in respect of, our Notes will depend on our future operating performance, prevailing economic conditions and financial, business and other factors, many of which are beyond our control. There can be no assurance that our cash flow and capital resources will be sufficient for payment of our indebtedness in the future. If we are unable to service our indebtedness or obtain additional financing, as needed, could have a material adverse effect on us and you.

GOVERNMENTS COULD REQUISITION OUR VESSELS DURING A PERIOD OF WAR
OR EMERGENCY, RESULTING IN A LOSS OF EARNINGS

         A government could requisition for title or seize our vessel. Requisition for title occurs when a government takes control of a vessel and becomes her owner. Also, a government could requisition our vessel for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes her charter at dictated charter rates. Generally, requisitions occur during a period of ware or emergency. Government requisition of our vessel would negatively impact our revenues.

OUR NOTES MAY NOT BE AS LIQUID AS OTHER SECURITIES WITH
ESTABLISHED TRADING MARKETS, WHICH MAY AFFECT THE VALUE OF THE
NOTES AND YOUR ABILITY TO TRADE THEM

         Our Notes are not listed on any national securities exchange or traded on the Nasdaq National Market and have no established trading market. Consequently, our Notes could trade at prices that may be higher or lower than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar notes and warrants, and our financial performance. The placement agents for our Notes currently make a market for our Notes, but are not obligated to do so and may discontinue their market making activity at any time. In addition, their market making activity is subject to the limits imposed by the Securities Act and the Exchange Act. We cannot assure you that an active trading market will exist for the Notes or that any market for the Notes will be liquid.

SUBSTANTIAL LEVERAGE AND DEBT SERVICE COULD AFFECT OUR ABILITY TO
GROW AND SERVICE OUR DEBT OBLIGATIONS

         We are highly leveraged. As of December 31, 2000, we had $85.9 million in total indebtedness outstanding and a stockholders deficit of $1 million. The degree to which we are leveraged could have important consequences for the holders of our Notes, including:

         -- our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be limited;

         -- we must dedicate a substantial portion of our cash flow from operations to the payment of interest on our Notes and any future indebtedness, which reduces the funds available to us for other purposes;

         -- we may have trouble withstanding competitive pressures and responding to changing business conditions;

         -- we may be more vulnerable than others in the event of a downturn in general economic conditions or in our business; and

         -- we may be more highly leveraged than other tanker owners with which we compete, which may put us at a competitive disadvantage.

WE HAVE A LIMITED BUSINESS PURPOSE WHICH LIMITS OUR FLEXIBILITY

         The activity of the Company is limited to issuing the Notes, engaging in the acquisition, disposition, ownership, and chartering of a VLCC oil tanker. During the terms of our charter with Chevron Transport Corporation we expect that the only source of operating revenue from which we may pay principal and interest on the Notes will be from this charter.

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

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

B. BUSINESS OVERVIEW

         Under a management agreement (a "Management Agreement") with each Company, Frontline provides administrative, ship management and advisory services to the Companies as manager ("Manager"). Pursuant to each Management Agreement, the Manager receives a fee (the "Management Fee") of $50,000 per year per Vessel. All costs of maintaining the corporate status of the Company, accounting and auditing fees and other related costs ("Recurring Fees") are payable by the Manager from the Management Fee. The Management Fee is payable semi-annually. The Companies believe that the Management Fee will be sufficient to cover the Companies' anticipated expenses during the term of the Initial Charter.

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

         The factors affecting the supply and demand for tanker vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The factors that influence demand for tanker capacity include:

         -    demand for oil and oil products;

         -    global and regional economic conditions;

         - the distance oil and oil products are to be moved by sea; and

         - changes in seaborne and other transportation patterns

The factors that influence the supply of tanker capacity include:

         -    the number of newbuilding deliveries;

         -    the scrapping rate of older vessels; and

         -    the number of vessels that are out of service.

         Tanker values have generally experienced high volatility. The fair market value of oil tankers, including the vessel, can be expected to fluctuate, depending upon general economic and market conditions affecting the tanker industry and competition from other shipping companies, types and sizes of vessels, and other modes of transportation. In addition, as vessels grow older, they may be expected to decline in value. These factors will affect the value of the vessel at the termination or expiration of the current charter.

         Since the mid-1970s, during most periods there has been a substantial worldwide oversupply of crude oil tankers, including VLCCs. In addition, the market for secondhand VLCCs has generally been weak since the mid-1970s. Notwithstanding the aging of the world tanker fleet and the adoption of new environmental regulations which will result in a phaseout of many single hull tankers, significant deliveries of new VLCCs would adversely affect market conditions.

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

ENVIRONMENTAL AND OTHER REGULATIONS

         Government regulation significantly affects the ownership and operation of our vessels. The various types of governmental regulation that affect our vessel include international conventions, national, state and local laws and regulations in force in the countries in which our vessels may operate or where our vessels are registered. We cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessel. Various governmental and quasi-governmental agencies require us to obtain permits, licenses and certificates for the operation of our vessel. Although we believe that we are substantially in compliance with applicable environmental and regulatory laws and have all permits, licenses and certificates necessary for the conduct of our operations, future non-compliance or failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of our vessel.

         We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers are leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for modern vessels that are able to conform to the stricter environmental standards. We maintain high operating standards for our vessel that emphasize operational safety, quality maintenance, continuous training of our crews and officers and compliance with United States and international regulations.

         Our vessel is subject to both scheduled and unscheduled inspections by a variety of governmental and private entities, each of which may have unique requirements. These entities include the local port authorities such as the Coast Guard, harbor master or equivalent, classification societies, flag state administration or country of registry, and charterers, particularly terminal operators and major oil companies which conduct frequent vessel inspections.

Environmental Regulation--IMO.

         In April 2001, the International Maritime Organization, or IMO, the United Nations' agency for maritime safety, revised its regulations governing tanker design and inspection requirements. The proposed regulations, which are expected to become effective September 2002 provided they are ratified by the IMO member states, provide for a more aggressive phase-out of single hull oil tankers as well as increased inspection and verification requirements. They provide for the phase-out of most single hull oil tankers by 2015 or earlier, depending on the age of the vessel and whether or not the vessel complies with requirements for protectively located segregated ballast tanks. Segregated ballast tanks use ballast water that is completely separate from the cargo oil and oil fuel system. Segregated ballast tanks are currently required by the IMO on crude oil tankers constructed after 1983. The changes, which will likely increase the number of tankers that are scrapped beginning in 2004, are intended to reduce the likelihood of oil pollution in international waters.

         The proposed regulation identifies three categories of tankers based on cargo carrying capacity and the presence or absence of protectively located segregated ballast tanks. Under the new IMO regulations, single-hull oil tankers with carrying capacities of 20,000 deadweight, or dwt, tons and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do not comply with IMO requirements for protectively located segregated ballast tanks will be phased out no later than 2007. Single-hull oil tankers with similar carrying capacities which do comply with IMO requirements for protectively located segregated ballast tanks are to be phased out by 2015, depending on the date of delivery of the vessel. All other single-hull oil tankers with carrying capacities of 5,000 dwt and above and not falling into one of the above categories will also be phased out by 2015, depending on the date of delivery of the vessel.

         The Company's Vessel has a double hull and complies with the proposed IMO regulations.

         The requirements contained in the International Safety Management Code, or ISM Code, promulgated by the IMO, also affect our operations. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. Our vessel manager is certified as an approved ship manager under the ISM Code.

         The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a Document of Compliance, issued by each flag state, under the ISM Code. Our vessel has received a safety management certificate.

         Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. Both the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, as the case may be.

         The IMO continues to review and introduce new regulations on a regular basis. It is impossible to predict what additional regulations, if any, may be passed by the IMO, whether those regulations will be adopted by member countries and what effect, if any, such regulations might have on the operation of oil tankers. Because patterns of world crude oil trade are not constant, the Vessel may load crude oil in any crude oil producing areas of the world for delivery to areas where oil refineries are located. In the Company's opinion, trading of the Vessel in such areas will not expose the Vessel to regulations more stringent than those of the United States and/or the IMO. However, additional laws and regulations may be adopted which could limit the use of oil tankers such as the Vessel in oil producing and refining regions.

Environmental Regulation--OPA/CERCLA

         The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners and operators whose vessels trade with the U.S. or its territories or possessions, or whose vessels operate in the waters of the U.S., which include the U.S. territorial waters and the two hundred nautical mile exclusive economic zone of the U.S. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, applies to the discharge of hazardous substances whether on land or at sea. Both OPA and CERCLA impact our operations.

         Under OPA, vessel owners, operators and bareboat or "demise" charterers are "responsible parties" who are all liable regardless of fault, individually and as a group, for all containment and clean-up costs and other damages arising from oil spills from their vessels. These "responsible parties" would not be liable if the spill results solely from the act or omission of a third party, an act of God or an act of war. The other damages aside from clean-up and containment costs are defined broadly to include:

         - natural resource damages and related assessment costs;

         -    real and personal property damages;

         - net loss of taxes, royalties, rents, profits or earnings capacity;

         - net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

         -    loss of subsistence use of natural resources.

         OPA limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons. This is subject to possible adjustment for inflation. OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states which have enacted their own legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws.

         CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million. These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct.
These limits do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessels will call.

         OPA requires owners and operators of vessels to establish and maintain with the Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under OPA. The Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker will be required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum liability under OPA/CERCLA.

         Under OPA, with limited exceptions, all newly-built or converted tankers operating in U.S. waters must be built with double-hulls. Existing vessels that do not comply with the double-hull requirement must be phased out over a 20-year period beginning in 1995 based on size, age and place of discharge, unless retrofitted with double-hulls. Notwithstanding the phase-out period, OPA currently permits existing single-hull tankers to operate until the year 2015 if their operations within U.S. waters are limited to:

         - discharging at the Louisiana Offshore Oil Port, also known as the LOOP; or

         - unloading with the aid of another vessel, a process referred to in the industry as "lightering," within authorized lightering zones more than 60 miles off-shore.

         Owners or operators of tankers operating in the waters of the U.S. must file vessel response plans with the Coast Guard, and their tankers are required to operate in compliance with their Coast Guard approved plans. These response plans must, among other things:

         - address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case discharge";

         -    describe crew training and drills; and

         - identify a qualified individual with full authority to implement removal actions.

Environmental Regulation--Other

         Although the U.S. is not a party to these conventions, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, or CLC. Under this convention, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of oil, subject to some complete defenses. Liability is limited to approximately $183 per gross registered ton or approximately $19.3 million, whichever is less. If, however, the country in which the damage results is a party to the 1992 Protocol to the CLC, the maximum liability rises to $82.7 million. The limit of liability is tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC where the spill is caused by the owner's actual fault and under the 1992 Protocol, where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states which are party to this convention must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

         In addition, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and many states have enacted legislation providing for unlimited liability for oil spills.

         It is impossible to predict what additional legislation, if any, may be promulgated by the United States or any other country or authority.

Proposed EU Regulations

         The International Maritime Organization has approved an accelerated timetable for the phase-out of single hull oil tankers. The new regulations, expected to take effect in September 2002 provided they are ratified by the IMO member states, require the phase-out of most single hull oil tankers by 2015 or earlier, depending on the age of the tanker and whether or not it has segregated ballast tanks. Under the new regulations the maximum permissible age for single hull tankers after 2007 will be 26 years, as opposed to 30 years under current regulations. The amendments to the International Convention for the Prevention of Marine Pollution from Ships 1973, as amended in 1978, accelerates the phase-out schedule previously set by the IMO in 1992. We expect that the European Union will incorporate the IMO regulations so that port states may enforce them.

         The sinking of the oil tanker Erika off the coast of France on December 12, 1999 polluted more than 250 miles of

French coastline with heavy oil. Following the spill, the European Commission adopted a "communication on the safety of oil transport by sea," also named the "Erika communication."

         As a part of this, the Commission has adopted a proposal for a general ban on single-hull oil tankers. The timetable for the ban shall be similar to that set by the United States under OPA in order to prevent oil tankers banned from U.S. waters from shifting their trades to Europe. The ban plans for a gradual phase-out of tankers depending on vessel type:

         - Single-hull oil tankers larger than 20,000 dwt without protective ballast tanks around the cargo tanks. This category is proposed to be phased out by 2005.

         - Single-hull oil tankers larger than 20,000 dwt in which the cargo tank area is partly protected by segregated ballast tank. This category is proposed to be phased out by 2010.

         - Single-hull tankers below 20,000 dwt. This category is proposed to be phased out by 2015.

         In addition, Italy has announced a ban of single hull crude oil tankers over 5,000 dwt from most Italian ports, effective April 2001. This ban will be placed on oil product carriers, effective December 1, 2001. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

C. ORGANIZATIONAL STRUCTURE

         The Company, IOM I-B, and GSPTC are wholly-owned subsidiaries of GSH, an Isle of Man holding company. GSH is a wholly-owned subsidiary of ITC, a Cayman Islands corporation.
ITC is a wholly-owned subsidiary of Hemen, a Cyprus company. Hemen is the principal shareholder of Frontline and is indirectly controlled by Mr. John Fredriksen, the Chairman and Chief Executive Officer of Frontline.

         The Company does not have any subsidiaries.

D. PROPERTY, PLANTS AND EQUIPMENT

         Other than the Vessel referred to above, the Company has no property.


ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

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

RESULTS OF OPERATIONS

Year Ended December 31, 2000 compared with the Year Ended
December 31, 1999

         In each of the years ended December 31, 2000 and 1999, the Company earned $9,927,635 charter income, which represents the hire for one complete year at a rate of $27,199 per day. In the year ended December 31, 2000, the Company earned $307,270 interest income, increased from $261,155 in 1999 due to higher average cash balances throughout the period.

         Interest expense was $6,612,807 in 2000 compared with $6,761,484 in 1999, the decrease being due to the repayment of $2,550,000 of Serial Notes on February 1, 2000.

         In each of the years ended December 31, 2000 and 1999 depreciation expense of $3,190,697 represents one year's charge.

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

Inflation

         Management does not believe that inflation will significantly affect the Company's expenses over the term of the Charters. In the event that inflation becomes a significant factor in the world economy, management believes that inflationary pressures could materially and adversely affect the market for crude oil and oil tankers (including the Vessel) and result in increased vessel operating costs. These factors may affect the Charterer's decision as to whether to terminate the current charter.

B. LIQUIDITY AND CAPITAL RESOURCES

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

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC

Not Applicable

D. TREND INFORMATION

Not Applicable

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

         The Company does not have any employees involved in the management of the Vessel. The following table sets forth the name, age and principal position with the Company of each of its directors.

Name                    Age             Position with the Company
----                    ---             -------------------------

Andrew James Baker      42               Secretary
Kate Blankenship        36               Director
John Michael Killip     57               Director
Tor Olav Troim          38               Director

Andrew James Baker: Isle of Man resident secretary since November 1996. Mr. Baker is a solicitor with Cains, Isle of Man who are legal advisers to the Company and as such are entitled to charge for professional advice and services. He has been a solicitor with Cains since March 1994. Prior to that he was a partner with the law firm Pennington's since 1987.

Kate Blankenship: Mrs. Blankenship has been a director of Golden State Petro (IOM I-A) PLC since November 1, 1998. She has been employed by Frontline since 1994 and is currently the Chief Accounting Officer and Secretary. Prior to joining Frontline, she was a manager with KPMG Peat Marwick in Bermuda. Mrs. Blankenship is a member of the Institute of Chartered Accountants in England and Wales.

John Michael Killip: non executive Isle of Man resident director since February 13, 2001. Mr. Killip is a manager with Equity
Limited, the corporate service provider owned by Cains Advocates

Limited, Isle of Man, who are legal advisers to the Company and as such are entitled to charge for professional advice and services. He has been in a managerial capacity with Cains
Advocates Limited/Equity Limited for over 10 years.

Tor Olav Troim: Mr. Troim has been a director of Golden State Petro (IOM I-A) PLC since November 1, 1998. Mr. Troim has been a director of Frontline since July 1, 1996. Mr. Troim also serves as a director of Frontline AB, ICB Shipping AB and Frontline Management, all subsidiaries of Frontline. Until April, 2000 Mr. Troim was the Chief Executive Officer of Frontline Management, which company supports the Company in the implementation of decisions made by the Board of Directors. Mr. Troim also serves as a consultant to Sea Tankers and since May 2000, has been a director and Vice-Chairman of Knightsbridge Tankers Limited, a Bermuda company listed on the NASDAQ National Market. He is a director of Aktiv Inkasso ASA, Northern Oil ASA and Northern Offshore Ltd, all Norwegian publicly listed companies. Prior to his service with Frontline, from January 1992, Mr. Troim served as Managing Director and a member of the Board of Directors of DNO AS, a Norwegian oil company.

B. COMPENSATION

         During 2000, the Company paid its directors and officers aggregate compensation of 750 pounds sterling.

C. BOARD PRACTICES

         In accordance with the Memorandum and Articles of Association of the Company the number of Directors shall not be subject to any maximum unless otherwise determined by ordinary resolution. The Company may from time to time in general meetings increase or reduce the number of Directors. The Company may by special resolution remove any Director or by ordinary resolution appoint any person to be a Director. The Directors have power at any time, and from time to time,to fill any casual vacancy occurring in the Board of Directors or to appoint a person as an Additional Director.

         The Secretary of the Company is appointed by the Board of Directors and shall hold office for such period and on such terms as the Board may determine.

         There are no service contracts between the Company and any of its Directors providing for benefits upon termination of their employment or service.

D. EMPLOYEES

         The Company does not have any employees involved in the management of the Vessel.

         Under a management agreement (a "Management Agreement") with each Company, Frontline provides administrative, ship management and advisory services to the Companies as manager ("Manager"). Pursuant to each Management Agreement, the Manager receives a fee (the "Management Fee") of $50,000 per year per Vessel. All costs of maintaining the corporate status of the Company, accounting and auditing fees and other related costs ("Recurring Fees") are payable by the Manager from the Management Fee. The Management Fee is payable semi-annually.

E. SHARE OWNERSHIP

         At June 15, 2001, none of the directors or officers of the Company owned any common shares of the Company.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

         Except as set forth below, the Registrant is not aware of any beneficial owner of more than 5% of the Company's Common
Stock as of close of business on June 15, 2001.

                      Beneficial Ownership

               Name and                  Number
Class of       address of                of           Percent
Shares         Beneficial Owners         Shares       of Class
--------       -----------------         -------      ---------

Common Shares  Hemen Holding Limited*    2            100%

         All of the Company's issued and outstanding ordinary shares have been pledged to the Indenture Trustee.

         There are no differences in the voting rights of the major shareholders.



____________________

* The issued and outstanding shares of the Company are owned by GSH. All of the issued and outstanding shares of GSH are owned by ITC. All of the issued and outstanding shares of ITC are owned by Hemen, a Cyprus company. Hemen is controlled by John Fredriksen.

         The Company is not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

B.  RELATED PARTY TRANSACTIONS

Not Applicable

C.  INTERESTS OF EXPERTS AND COUNSEL

Not Applicable


ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18.

Legal Proceedings

         To the best of the Company's knowledge, there are no legal or arbitration proceedings existing or pending which have had or may have, significant effects on the Company's financial position or profitability and no such proceedings are pending or known to be contemplated by governmental authorities.

Dividend Policy

         The Company does not pay dividends.

B. SIGNIFICANT CHANGES

Not Applicable

ITEM 9.  THE OFFER AND LISTING

Not applicable.

         The Notes do not trade on an organized exchange but rather trade in private transactions among the parties.

ITEM 10.  ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not Applicable

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

         Incorporated by reference to Exhibit 3.3 in the Registration Statement of Golden State Petroleum Transport
Corp.and Golden State Petro (IOM I-A) PLC and Golden State Petro
(IOM I-B) PLC filed April 30, 1997 on Form S-4 and Form F-4,
Registration No. 333-26227.

C. MATERIAL CONTRACTS

Not Applicable

D. EXCHANGE CONTROLS

Not Applicable

E. TAXATION

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

F. DIVIDENDS AND PAYING AGENTS

Not Applicable

G. STATEMENT BY EXPERTS

Not Applicable

H. DOCUMENTS ON DISPLAY

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the accompanying exhibits may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York

10048 and 500 West Madison Street, Suite 1400, Northwestern Atrium Center, Chicago, Illinois 60661. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, documents referred to in this annual report may be inspected at the office of the Manager at Mercury House, 101 Front Street, Hamilton, Bermuda.

I. SUBSIDIARY INFORMATION

Not Applicable.


ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
                   RISK

(a)      Quantitative information about market risk

         Quantitative information about market risk instruments at December 31, 2000 is as follows:

         i)   Serial Notes

         The Serial Notes bear interest at rates ranging from 6.36% to 6.85% through maturity. The Serial Notes mature over a seven-year period beginning one year from February 1, 2000. Interest is payable semi-annually on February 1 and August 1.

         The outstanding Serial Notes have the following characteristics:

         Maturity date              Interest rate      Principal
         -------------              -------------      ---------
         February 1, 2001              6.46%            3,350,000
         February 1, 2002              6.55%            3,600,000
         February 1, 2003              6.61%            3,850,000
         February 1, 2004              6.70%            4,100,000
         February 1, 2005              6.80%            4,350,000
         February 1, 2006              6.85%            3,100,000
                                                      $22,350,000
                                                      -----------

         As of December 31, 2000, the effective interest rate for the Serial Notes was 6.666% and as of December 31, 1999 and 1998, the effective interest rate for the Serial
         Notes was 6.635%.

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

         Sinking fund redemption amounts and final principal payment

         Scheduled payment date
         ----------------------
         August 1, 2007                                $1,340,000
         February 1, 2008                               1,395,000
         August 1, 2008                                 1,450,000
         February 1, 2009                               1,510,000
         August 1, 2009                                 1,570,000
         February 1, 2010                               1,635,000
         August 1, 2010                                 1,700,000
         February 1, 2011                               1,765,000
         August 1, 2011                                 1,840,000
         February 1, 2012                               1,910,000
         August 1, 2012                                 1,990,000
         February 1, 2013                               2,070,000
         August 1, 2013                                 2,150,000
         February 1, 2014                               2,240,000
         August 1, 2014                                 2,330,000
         February 1, 2015                               2,420,000
         August 1, 2015                                 2,520,000
         February 1, 20                                 2,620,000
         August 1, 2016                                 2,725,000
         February 1, 2017                               2,835,000
         August 1, 2017                                 2,950,000
         February 1, 2018                               3,070,000

         August 1, 2018                                 3,190,000
         February 1, 2019                              14,325,000
                                                       ----------
                                                       63,550,000
                                                       ==========

(b) Qualitative information about market risk

The Company was organized solely for the purpose of acquiring and chartering the Vessel, Frank A. Shrontz, using the proceeds of the Term Notes and the Serial Notes allocated to the Company by GSPTC.


ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

    Not Applicable

                             PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
                   HOLDERS AND USE OF PROCEEDS

Not Applicable

ITEM 15.  RESERVED


ITEM 16.  RESERVED

                            PART III

ITEM 17.  FINANCIAL STATEMENTS

Not Applicable

ITEM 18.  FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-16 together with the report of Grant Thornton
LLP thereon, are filed as part of this annual report:

Index to Financial Statements

Report of Independent Certified Public Accountants            F-1

Balance Sheets at December 31, 2000 and 1999                  F-2

Statements of Operations and Accumulated Deficit for
the Years Ended December 31, 2000, 1999 and 1998              F-3

Statements of Cash Flows for the Years Ended
December 31, 2000, 1999 and 1998                              F-4

Notes to Financial Statements                                 F-6

GOLDEN STATE PETRO (IOM I-A) PLC
(A Wholly-owned subsidiary of Golden State Holdings I, Limited)
Report of Independent Certified Public Accountants


To the Board of Directors of
Golden State Petro (IOM I-A) PLC

We have audited the accompanying balance sheets of Golden State Petro (IOM I-A) PLC (a company incorporated in the Isle of Man), a wholly-owned subsidiary of Golden State Holdings I, Limited, as of December 31, 2000 and 1999, and the related statements of operations and accumulated deficit, and cash flows for the years ended December 31, 2000, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Golden State Petro (IOM I-A) PLC as of December 31, 2000 and 1999 and the results of its operations and its cash flows for the years ended December 31, 2000, 1999 and 1998 in conformity with accounting principles generally accepted in the United States of America.





Grant Thornton LLP


New York, New York
January 19, 2001

GOLDEN STATE PETRO (IOM I-A) PLC
(A Wholly-owned subsidiary of Golden State Holdings I, Limited)

Balance Sheets

As of December 31, 2000, and 1999
(in US$)

ASSETS                                        2000           1999

Restricted investments                $  8,233,050  $   6,451,224

Debt issue costs                           830,043        924,723

Vessel, net                             79,420,143     82,610,840
                                        ----------     ----------
Total assets                          $ 88,483,236  $  89,986,787
                                       ===========    ===========

LIABILITIES AND STOCKHOLDERS' DEFICIT
Liabilities

Charter income received in advance    $    827,303  $           -

Interest payable and other liabilities   2,770,538      2,838,113

Mortgage notes                          85,900,000     88,450,000
                                        ----------     ----------
Total liabilities                       89,497,841     91,288,113
                                        ----------     ----------

Commitments and Contingencies
Stockholders' deficit

Common stock, no par value; 2,000
shares authorized;

2 shares issued and outstanding                  2              2

Accumulated deficit                    (1,014,607)    (1,301,328)
                                        ----------    -----------
Total stockholders' deficit            (1,014,605)    (1,301,326)
                                        ----------    -----------

Total liabilities and stockholders'
deficit                               $ 88,483,236  $  89,986,787
                                        ==========     ==========

See accompanying Notes to Financial Statements

GOLDEN STATE PETRO (IOM I-A) PLC
(A Wholly-owned subsidiary of Golden State Holdings I, Limited)

Statements of Operations and Accumulated Deficit

For the years ended December 31, 2000, 1999 and 1998
(in US$)

                                 2000         1999           1998

Revenue

Charter income             $9,927,635   $9,927,635       $679,975

Interest income               307,270      261,155      2,683,332
                           ----------   ----------     ----------

Total revenue              10,234,905   10,188,790      3,363,307
                           ----------   ----------     ----------

Expenses

Interest expense            6,612,807    6,761,484      3,726,745

Management fees                50,000       50,000         50,000

Depreciation                3,190,697    3,190,697        265,891

Amortization of debt
issue costs                    94,680       94,680         94,677
                           ----------   ----------     ----------

Total expenses              9,948,184   10,096,861      4,137,313
                           ----------   ----------     ----------

Net income (loss)            $286,721 $     91,929     $(774,006)
                           ==========   ==========     ==========
Accumulated deficit,
beginning of year        $(1,301,328) $(1,393,257)     $(619,251)
                           ----------   ----------     ----------

Accumulated deficit,
end of year              $(1,014,607) $(1,301,328)   $(1,393,257)
                           ==========   ==========     ==========

See accompanying Notes to Financial Statements

GOLDEN STATE PETRO (IOM I-A) PLC
(A Wholly-owned subsidiary of Golden State Holdings I, Limited)

Statements of Cash Flows

For the years ended December 31, 2000, 1999, and 1998
(in US$)

                                 2000         1999           1998
Cash flows from operating
activities

Net income (loss)        $    286,721 $     91,929  $   (774,006)

Adjustments to reconcile
net loss to net cash
provided by operating
activities

Depreciation                3,190,697    3,190,697        265,891

Amortization of debt
issue costs                    94,680       94,680         94,677

Changes in operating
assets and liabilities

Increase (decrease) in
interest payable
and other liabilities         759,728    (827,292)        827,297
                             --------    ---------       --------

Net cash provided by
operating activities        4,331,826    2,550,014        413,859
                            ---------    ---------       --------

Cash flows from investing
activities

(Increase) decrease in
restricted investments    (1,781,826)  (2,550,014)     47,126,182

Payments made under vessel
construction contract               -            -   (44,505,320)

Interest capitalized                -            -    (3,034,721)
                            ---------    ---------      ---------

Net cash used in
investing activities      (1,781,826)  (2,550,014)      (413,859)
                           ----------   ----------      ---------

Cash flows from
financing activities

Repayment of mortgage
notes                     (2,550,000)            -              -
                           ----------     --------       --------

Net cash used in
financing activities      (2,550,000)            -              -
                          -----------     --------       --------

Net Decrease in Cash     $          - $          -  $           -
                          ===========     ========       ========

Supplemental disclosures
of cash flow information:
Cash paid during the
period for interest        $6,680,382   $6,761,472     $6,761,468
                           ----------   ----------     ----------

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

     Impairment of long-lived assets

     The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be
     Disposed Of" ("SFAS 121").   SFAS 121 requires that long-
     lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In addition, SFAS 121 requires that certain long-lived assets and identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less estimated costs to sell. The adoption of SFAS 121 had no effect on the Company's financial position or results of operations.

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

         Mortgage Notes: The carrying value of the Notes approximates fair value as of December 31, 2000 and 1999 based upon the current borrowing rates available for financing with similar terms and maturities and the short elapsed time between the date of the balance sheet and the date of issuance of the Notes.

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

3.   ADOPTION OF NEW ACCOUNTING STANDARDS

     SFAS No. 133, "Accounting for Derivatives and Hedging Activities", as amended for SFAS No. 138, is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000 (January 1, 2001 for the Company) and requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction.

     The Company anticipates that the adoption of SFAS No. 133 will not have a material effect on the presentation of the Company's balance sheet or results of operations and accumulated deficit.

4.   RESTRICTED INVESTMENTS

     The Restricted Investments accounts (the "Accounts") were established in the name and under the control of the United States Trust Company as the Indenture Trustee (the "Trustee"). The proceeds of the Notes issued on behalf of the Company were deposited into one of the Accounts (the "Pre-Funding Account") in the form of a guaranteed investment contract. The funds in the Pre-Funding could be used only to fund the installment construction payments, principal and interest due on the Notes and management fees prior to the delivery of the Vessel. Charterhire payments are being deposited into a separate one of the Accounts (the "Revenue Account") in the form of a guaranteed investment contract. The funds in the Revenue Account can be used only to fund the principal and interest due on the Notes and management fees subsequent to the delivery of the Vessel.

5.   DEBT ISSUE COSTS

     The debt issue costs are comprised of the following amounts:

                                             2000            1999

     Debt issue costs                  $1,216,653      $1,216,653
     Accumulated amortization           (386,610)       (291,930)
                                        ---------       ---------
                                         $830,043        $924,723
                                        =========       =========

6.   VESSEL

                                             2000            1999

     Cost at beginning of year        $86,067,428     $86,067,428
     Purchase price installments paid           -               -
     Interest capitalized                       -               -
                                        ---------       ---------
     Cost at end of year              $86,067,428     $86,067,428
                                       ==========      ==========

     Accumulated depreciation at
     beginning of year                 $3,456,588        $265,891
     Charge for year                    3,190,697       3,190,697
                                       ----------      ----------
     Accumulated depreciation at
     end of year                       $6,647,285      $3,456,588
                                       ==========      ==========

     Net book value at end of year    $79,420,143     $82,610,840
                                       ==========      ==========

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

    Serial Notes

    The Serial Notes were issued in the aggregate principal amount of $51,700,000, of which $24,900,000 was allocated to the Company. On February 1, 2000 the following notes matured and were paid by the Company:

Maturity date                          Interest Rate    Principal
-------------

February 1, 2000                       6.36%           $2,550,000

    Set forth below are the allocated principal amounts and the interest rates of the Serial Notes payable on each maturity date for the Company, as at December 31, 2000.

Maturity date                          Interest Rate    Principal
------------
February 1, 2001                       6.46%            3,350,000
February 1, 2002                       6.55%            3,600,000

February 1, 2003                       6.61%            3,850,000
February 1, 2004                       6.70%            4,100,000
February 1, 2005                       6.80%            4,350,000
February 1, 2006                       6.85%            3,100,000
                                                        ---------
                                                      $22,350,000
                                                      ===========

    Interest has been accrued for the Serial Notes from December 24, 1997, and is payable on February 1 and August 1 of each year. As of December 31, 2000, the effective interest rate for the Serial Notes was 6.666% and as of December 31, 1999 and 1998, the effective interest rate for the Serial Notes was 6.635%.

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

    Sinking fund redemption amounts and final principal payment

    Scheduled payment date
    ----------------------
    August 1, 2007                                     $1,340,000
    February 1, 2008                                    1,395,000
    August 1, 2008                                      1,450,000
    February 1, 2009                                    1,510,000
    August 1, 2009                                      1,570,000
    February 1, 2010                                    1,635,000

    August 1, 2010                                      1,700,000
    February 1, 2011                                    1,765,000
    August 1, 2011                                      1,840,000
    February 1, 2012                                    1,910,000
    August 1, 2012                                      1,990,000
    February 1, 2013                                    2,070,000
    August 1, 2013                                      2,150,000
    February 1, 2014                                    2,240,000
    August 1, 2014                                      2,330,000
    February 1, 2015                                    2,420,000
    August 1, 2015                                      2,520,000
    February 1, 2016                                    2,620,000
    August 1, 2016                                      2,725,000
    February 1, 2017                                    2,835,000
    August 1, 2017                                      2,950,000
    February 1, 2018                                    3,070,000
    August 1, 2018                                      3,190,000
    February 1, 2019                                   14,325,000
                                                       ----------
                                                      $63,550,000
                                                      ===========
    Additional Notes

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

8.  COMMITMENTS AND CONTINGENCIES

    The following is a schedule by years of minimum future charter income on the noncancellable portion of the operating lease for the fiscal years ending December 31:

    2001                                               $9,927,635
    2002                                                9,927,635
    2003                                                9,927,635
    2004                                                9,927,635
    2005                                                9,927,635
    2006                                                9,247,660
                                                        ---------
                                                      $58,885,835
                                                      ===========

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

10. RELATED PARTY TRANSACTIONS

    Pursuant to an agreement (the "Management Agreement") between the Company and Frontline (the "Manager"), an affiliate of the Company, the Manager provides administrative, management and advisory services to the Company at an annual fee of $50,000, payable semi-annually. All cost of administering the Company are payable by the Manager from the Management Fee. The Management agreement is effective until termination by either party upon 30 days prior written notice.
    Management fee expenses and management fee payable as of December 31, 2000, 1999, and 1998 are as follows:

                                   2000         1999     1998

    Management fee expenses       $50,000      $50,000   $50,000
    Management fee payable        $20,833      $20,833   $20,833

    Prior to January 31, 1999, Cambridge Fund Management, L.L.C., an affiliate of CPTC, was the Manager. On January 31, 1999,
    Cambridge Fund Management, L.L.C. resigned as Manager and on the same date was replaced by Frontline.

ITEM 19.  EXHIBITS

1.1* Memorandum and Articles of Association of Golden State Petro (IOM I-A) PLC, incorporated by reference to Exhibit
       3.3 in the Registration Statement of Golden State Petroleum Transport Corp. and Golden State Petro (IOM I-A) PLC and Golden State Petro (IOM I-B) PLC filed April 30, 1997 on Form S-4 and Form F-4, Registration No. 333-26227.

2.1* Indenture, dated as of December 1, 1996, among Golden State Petroleum, the Owners and the Indenture Trustee, in respect of the 8.04% First Preferred Mortgage Notes due 2019, incorporated by reference to Exhibit 4.1 in the Registration Statement of Golden State Petroleum Transport Corp. and Golden State Petro (IOM I-A) PLC and Golden State Petro (IOM I-B) PLC filed April 30, 1997 on Form S-4 and Form F-4, Registration No. 333-26227.

2.2* Supplement No. 1, dated as of January 31, 1999 to the indenture, dated as of December 1, 1996, among Golden State Petroleum Transport Corporation and Golden State Petro (IOM I-A) PLC and Golden State Petro (IOM I-B) PLC and United States Trust Company of New York, as indenture trustee, incorporated by reference to Exhibit 1 in the Annual Report of Golden State Petro (IOM I-A) PLC on Form 20-F for the fiscal year ended December 31, 1999.

2.3* Management Agreement, dated as of January 31, 1999 between Golden State Petro (IOM I-A) PLC and Frontline Ltd., a Bermuda Company, incorporated by reference to Exhibit 2 in the Annual Report of Golden State Petro (IOM I-A) PLC on Form 20-F for the fiscal year ended December 31, 1999.

2.4* Issue of One Debenture, dated as of December 1, 1997, between Golden State Petro (IOM I-A) PLC and the Indenture Trustee, incorporated by reference to Exhibit 4.3 in the Registration Statement of Golden State Petroleum Transport Corp. and Golden State Petro (IOM I-A) PLC and Golden State Petro (IOM I-B) PLC filed April 30, 1997 on Form S-4 and Form F-4, Registration No. 333-26227.

2.5* Assignment of Charter, dated as of December 1, 1996, between Golden State Petro (IOM I-A) PLC and the Indenture Trustee, incorporated by reference to Exhibit
       4.5 in the Registration Statement of Golden State Petroleum Transport Corp. and Golden State Petro (IOM I-A) PLC and Golden State Petro (IOM I-B) PLC filed April 30, 1997 on Form S-4 and Form F-4, Registration No. 333-26227.

2.6* Assignment of Shipbuilding Contract and Agreement on Contract for Technical Matters, dated as of December 1, 1996, among Golden State Petro (IOM I-B) PLC and the Indenture Trustee, incorporated by reference to Exhibit
       4.7 in the Registration Statement of Golden State Petroleum Transport Corp. and Golden State Petro (IOM I-A) PLC and Golden State Petro (IOM I-B) PLC filed April 30, 1997 on Form S-4 and Form F-4, Registration No. 333-26227.

2.7* Assignment of Building Contract Guarantee, dated as of December 1, 1996, between Golden State Petro (IOM I-A) PLC and the Initial Charterer, incorporated by reference to
       Exhibit 4.9 in the Registration Statement of Golden State Petroleum Transport Corp. and Golden State Petro (IOM I-A) PLC and Golden State Petro (IOM I-B) PLC filed April 30, 1997 on Form S-4 and Form F-4, Registration No. 333-26227.

2.8* Guarantee, made as of December 24, 1996, from Chevron to Golden State Petro (IOM I-A) PLC, incorporated by reference to Exhibit 4.11 in the Registration Statement of Golden State Petroleum Transport Corp. and Golden State Petro (IOM I-A) PLC and Golden State Petro (IOM I-B) PLC filed April 30, 1997 on Form S-4 and Form F-4, Registration No. 333-26227.

2.9* Assignment of Management Agreement, dated as of December 1, 1996, between Golden State Petro (IOM I-A) PLC and the Indenture Trustee, incorporated by reference to Exhibit
       4.13 in the Registration Statement of Golden State Petroleum Transport Corp. and Golden State Petro (IOM I-A) PLC and Golden State Petro (IOM I-B) PLC filed April 30, 1997 on Form S-4 and Form F-4, Registration No. 333-26227.

2.10* Building Contract Guarantee, dated as of December 26, 1996, from the Korean Development Bank to Golden State Petro (IOM I-A) PLC, incorporated by reference to Exhibit
       4.16 in the Registration Statement of Golden State Petroleum Transport Corp. and Golden State Petro (IOM I-A) PLC and Golden State Petro (IOM I-B) PLC filed April 30, 1997 on Form S-4 and Form F-4, Registration No. 333-26227.

4.1* Shipbuilding Contract, made as of December 24, 1996, among Golden State Petro (IOM I-A) PLC and the Builders, incorporated by reference to Exhibit 10.3 in the Registration Statement of Golden State Petroleum Transport Corp. and Golden State Petro (IOM I-A) PLC and Golden State Petro (IOM I-B) PLC filed April 30, 1997 on Form S-4 and Form F-4, Registration No. 333-26227.

4.2* Promissory Note from Golden State Petro (IOM I-A) PLC to Samsung Heavy Industries Co. Ltd., incorporated by reference to Exhibit 10.3 in the Registration Statement of Golden State Petroleum Transport Corp. and Golden State Petro (IOM I-A) PLC and Golden State Petro (IOM I-B) PLC filed April 30, 1997 on Form S-4 and Form F-4, Registration No. 333-26227.

4.3* Agreement on Contract for Technical Matters, made as of December 24, 1996, among Golden State Petro (IOM I-A) PLC, Samsung Heavy Industries Co., Ltd. and Chevron Shipping Company, as agent for the Initial Charterer, incorporated by reference to Exhibit 10.3 in the Registration Statement of Golden State Petroleum Transport Corp. and Golden State Petro (IOM I-A) PLC and Golden State Petro (IOM I-B) PLC filed April 30, 1997 on Form S-4 and Form F-4, Registration No. 333-26227.

4.4* Bareboat Charter, made as of December 24, 1996, between Golden State Petro (IOM I-A) PLC and the Initial Charterer, incorporated by reference to Exhibit 10.8 in the Registration Statement of Golden State Petroleum Transport Corp. and Golden State Petro (IOM I-A) PLC and Golden State Petro (IOM I-B) PLC filed April 30, 1997 on Form S-4 and Form F-4, Registration No. 333-26227.

4.5* Management Agreement, dated as of December 1, 1996, between Golden State Petro (IOM I-A) PLC and Cambridge Fund Management LLC, incorporated by reference to Exhibit
       10.10 in the Registration Statement of Golden State Petroleum Transport Corp. and Golden State Petro (IOM I-A) PLC and Golden State Petro (IOM I-B) PLC filed April 30, 1997 on Form S-4 and Form F-4, Registration No. 333-26227.

*Incorporated herein by reference

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

Date: June 29, 2001































                               A-4
02089007.AC1