Form 20-F
period 2001-12-31
GOLDEN STATE PETRO IOM I A PLC
filed 2002-07-01
CIK 1038460

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

For the fiscal year ended      December 31, 2001
                         ----------------------------------------

                                      OR
[ ]            TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________________________

Commission file number             333-26227
                       ------------------------------------------

                       Golden State Petro (IOM I-A) PLC
-----------------------------------------------------------------
            (Exact name of Registrant as specified in its charter)

                       Golden State Petro (IOM I-A) PLC
2-----------------------------------------------------------------
                (Translation of Registrant's name into English)

                                  Isle of Man
-----------------------------------------------------------------
                (Jurisdiction of incorporation or organization)

             c/o 15-19 Athol Street, Douglas, Isle of Man IM1 1LB
-----------------------------------------------------------------
                   (Address of principal executive offices)

Securities  registered  or to be  registered  pursuant to section
12(b) of the Act.

    Title of each class              Name of each exchange
                                      on which registered
           None
----------------------------       -------------------------------

Securities registered or to be registered pursuant to section
12(g) of the Act.

                                 None
-----------------------------------------------------------------
                           (Title of class)

Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act.

Golden State Petroleum Transport Corporation 8.04% First
Preferred Mortgage Notes Due 2019
-----------------------------------------------------------------
                               (Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

              2 Shares of Common Stock, $1.00 par value per share
-----------------------------------------------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

     Yes      X               No
         ---------        ----------
Indicate by check mark which financial statement item the registrant has elected to follow.

 Item 17                 Item 18      X
-------------           ---------------

                              TABLE OF CONTENTS

                                                                    PAGE
PART I

Item 1.   Identity of Directors, Senior Management and
          Advisors....................................................1

Item 2.   Offer Statistics and Expected Timetable.....................1

Item 3.   Key Information.............................................1

Item 4.   Information on the Company..................................6

Item 5.   Operating and Financial Review and Prospects...............15

Item 6.   Directors, Senior Management and
          Employees..................................................19

Item 7.   Major Shareholders and Related Party
          Transactions...............................................20

Item 8.   Financial Information......................................21

Item 9.   The Offer and Listing......................................22

Item 10.  Additional Information.....................................22

Item 11.  Quantitative and Qualitative Disclosures about
          Market Risk................................................23

Item 12.  Description of Securities Other Than Equity
          Securities.................................................25

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies............25

Item 14.  Material Modifications to the Rights of Security
          Holders and Use of Proceeds................................25

Item 15.  Reserved...................................................25

Item 16.  Reserved...................................................25

PART III

Item 17.  Financial Statements.......................................25

Item 18.  Financial Statements.......................................26

Item 19.  Exhibits.................................................II-1

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

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable hen made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

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

                                  PART I


ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.     KEY INFORMATION

A. SELECTED FINANCIAL DATA

The selected income statement data of the Company with respect to the fiscal years ended December 31, 2001, 2000 and 1999, and the selected balance sheet data with respect to the fiscal years ended December 31, 2001 and 2000, have been derived from the Company's Financial Statements included herein and should be read in conjunction with such statements and the notes thereto. The selected income statement data with respect to the fiscal years ended December 31, 1998 and 1997 and the selected balance sheet data with respect to the fiscal years ended December 31, 1999, 1998 and 1997 has been derived from financial statements of the Company not included herein. The following table should also be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the Company's Consolidated Financial Statements and Notes thereto included herein. The Company's accounts are maintained in US dollars.



                                                Year Ended
                                                ----------
                            2001        2000        1999        1998      1997
                            --------------------------------------------------

(in US$, except
share data)
Total revenues        10,255,595   10,234,905    10,188,790    3,363,307    3,648,622
Net income (loss)        514,779      286,721        91,929     (774,006)    (601,649)
Cash dividends per
share                          -            -             -            -            -

Vessel, net           76,229,446   79,420,143    82,610,840   85,801,537            -
Vessel under
construction                   -            -             -            -   38,527,389
Total Assets          85,557,774   88,483,236    89,986,787   90,772,150   90,668,859
Total Short Term       3,600,000    3,350,000     2,550,000            -            -
Note Obligations
Total Long Term       78,950,000   82,550,000    85,900,000   88,450,000   88,450,000
Note Obligations
Common Shares                  2            2             2            2            2
Common Shares                  2            2             2            2            2
Outstanding



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

Because our charter may be terminated in December 2006, we may incur additional expenses and not be able to recharter our vessel profitably

Golden State Petroleum Transport Corporation, a Delaware corporation as an agent for the Company and Golden State Petro (IOM I-B) PLC, issued 8.04% First Preferred Mortgage Term Notes for $127,100,000 (the "Term Notes") and Serial First Preferred Mortgage Notes for $51,700,000 (the "Serial Notes") (together the "Notes"). The principal amount of the Term Notes and the Serial Notes allocated to the Company is $63,550,000 and $24,900,000 respectively. The proceeds from the offering and sale of the Notes allocated to the Company were used by the Company to fund the construction of its vessel.

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

In the event Chevron Transport Corporation does terminate our current charter, we will attempt to arrange a replacement charter, or may sell the vessel. Replacement charters may include shorter-term time charters and employing the vessel on the spot charter market (which is subject to greater fluctuation than the time charter market). Any replacement charter may bring us lower charter rates and would likely require us to incur greater expenses which may reduce the amounts available, if any, to pay principal and interest on the Notes.

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

We are highly dependent on Chevron Transport Corporation and its guarantor

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

Substantial leverage and debt service could affect our ability to grow and service our debt obligations

We are highly leveraged. As of December 31, 2001, we had $82.55 million in total indebtedness outstanding and a stockholders' deficit of $0.5 million. The degree to which we are leveraged could have important consequences for the holders of our Notes, including:

--our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be limited;

--we must dedicate a substantial portion of our cash flow from operations to the payment of interest on our Notes and any future indebtedness, which reduces the funds available to us for other purposes;

--we may have trouble withstanding competitive pressures and responding to changing business conditions;

--we may be more vulnerable than others in the event of a downturn in general economic conditions or in our business; and

--we may be more highly leveraged than other tanker owners with which we compete, which may put us at a competitive disadvantage.

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

The Company, IOM I-B, and GSPTC are wholly-owned subsidiaries of Golden State Holdings I, Limited, an Isle of Man holding company. Golden State Holdings I, Limited is wholly-owned by Independent Tankers Corporation, a Cayman Islands company ("ITC"), which itself is wholly owned by Hemen Holding Limited, a Cyprus company ("Hemen"). Hemen is the principal shareholder of Frontline and is indirectly controlled by Mr. John Fredriksen, the Chairman and Chief Executive Officer of Frontline.

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

Remarketing
In the event the Initial Charterer gives notice to the Company of its intent to terminate the Initial Charter, the Manager, pursuant to the related Management Agreement, is required to engage a remarketing agent. McQuilling Brokerage Partners, Inc. ("McQuilling") and ACM Shipping Limited ("ACM Shipping") have agreed to provide on a non-exclusive basis remarketing services if the Initial Charterer exercises its option to terminate the Initial Charter for the Vessel. McQuilling, established in 1972, is a leading New York-based ship broker whose activities encompass all aspects of chartering, sale and purchase, ship finance, demolition and project development. ACM Shipping is a leading London shipbroker that has strong relationships with the major oil companies. ACM Shipping has been in the ship brokerage business since 1982.

If the Initial Charterer elects to terminate the Initial Charter for the Vessel on the first Optional Termination Date for the Initial Charter, the allocated principal amount of the Notes for the Vessel will be approximately $63.55 million. All of the Serial Notes will have matured on or prior to such date. If (i) the Initial Charterer elects to terminate the Initial Charter for the Vessel, (ii) an acceptable replacement charter has not been entered into and (iii) such Vessel has not been sold, then in order to make scheduled sinking fund and interest payments on the Notes, if any, and to pay estimated ship expenses for the related Vessel, minimum bareboat charter hire payments of approximately $18,569 per day per Vessel, would be required upon recharter. The foregoing charter hire rates would not cover $10,995,000 of the final principal payment allocated to the Vessel. The $10,995,000 is less than current estimates of the approximate residual value of the Vessel on the date of the final payment. No assurance can be given as to the residual or scrap value of the Vessel on such date of the final payment and no assurance can be given that the Manager would be able to obtain charters at the foregoing charter hire rates.

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

Environmental and Other Regulations

Government regulation significantly affects the ownership and operation of our vessel. The various types of governmental regulation that affect our vessel include international conventions, national, state and local laws and regulations in force in the countries in which our vessels may operate or where our vessels are registered. We cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessel. Various governmental and quasi-governmental agencies require us to obtain permits, licenses and certificates for the operation of our vessel. Although we believe that we are substantially in compliance with applicable environmental and regulatory laws and have all permits, licenses and certificates necessary for the conduct of our operations, future non-compliance or failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of our vessel.

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

Our vessel is subject to both scheduled and unscheduled inspections by a variety of governmental and private entities, each of which may have unique requirements. These entities include the local port authorities such as the Coast Guard, harbormaster or equivalent, classification societies, flag state administration or country of registry, and charterers, particularly terminal operators and major oil companies which conduct frequent vessel inspections.

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

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a Document of Compliance, issued by each flag state or by an appointed classification society, under the ISM Code. Our vessel has received a safety management certificate.

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

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. Additional or new conventions, laws and regulations may be adopted which could limit our ability to do business and which could have a material adverse effect on our business and results of operations.

Environmental Regulation--United States

OPA. The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners, operators and bareboat or "demise" charterers whose vessels trade with the U.S. or its territories or possessions, or whose vessels operate in the waters of the U.S., which include the U.S. territorial waters and the two hundred nautical mile exclusive economic zone of the U.S. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, applies to the discharge of hazardous substances whether on land or at sea. Both OPA and CERCLA impact our operations.

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

FINANCIAL RESPONSIBILITY. OPA requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under OPA. The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker will be required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum liability under OPA/CERCLA.

OPA VESSEL RESPONSE PLANS. Owners or operators of tankers operating in the waters of the U.S. must file vessel response plans with the Coast Guard, and their tankers are required to operate in compliance with their Coast Guard approved plans. These response plans must, among other things:

          - address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case discharge";

          -    describe crew training and drills; and

          -    identify   a   qualified   individual   with  full
               authority to implement removal actions.

STATES. In addition, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and many states have enacted legislation providing for unlimited liability for oil spills.

It is impossible to predict what additional legislation, if any, may be promulgated by the United States or any other country or authority.

Environmental Regulation--CLC

Although the U.S. is not a party to these conventions, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, or CLC. Under this convention, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of oil, subject to some complete defenses. Liability is limited to approximately $270 per gross registered ton or approximately $28.3 million, whichever is less. If, however, the country in which the damage results is a party to the 1992 Protocol to the CLC, the maximum liability rises to $74.9 million. The limit of liability is tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC where the spill is caused by the owner's actual fault and under the 1992 Protocol, where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states which are party to this convention must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

Environmental Regulations--EU

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

The sinking of the oil tanker Erika off the coast of France on December 12, 2002 polluted more than 250 miles of French coastline with heavy oil. Following the spill, the European Commission adopted a "communication on the safety of oil transport by sea," also named the "Erika communication."

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

In addition, Italy has announced a ban of single hull crude oil tankers over 5,000 dwt from most Italian ports, effective April 2001. This ban will be placed on oil product carriers, effective December 1, 2003. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.


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


Critical Accounting Policies

The preparation of the Company's financial statements in accordance with accounting principles generally accepted in the United States requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following is a discussion of the accounting policies applied by the Company that are considered to involve a higher degree of judgement in their application. See Note 2. to the Company's audited Financial Statements and Notes thereto included herein for details of all of the Company's material accounting policies.

Vessels and Depreciation
The cost of the Company's vessels is depreciated on a straight-line basis over the vessels' remaining economic useful lives. Management estimates the useful life of the Company's vessels to be 25 years and this is a common live expectancy applied in the shipping industry.

The vessels held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Results of Operations

Year  Ended  December  31,  2001  compared  with the  Year  Ended
December 31, 2000

In each of the  years  ended  December  31,  2001 and  2000,  the
Company earned $9,927,635 charter income, which represents the hire for one complete year at a rate of $27,199 per day. In the year ended December 31, 2001, the Company earned $327,960 interest income, increased from $307,720 in 2000 due to higher average cash balances throughout the period.

Interest expense was $6,400,757 in 2001 compared with $6,612,807 in 2000, the decrease being due to the repayment of $3,350,000 of Serial Notes on February 1, 2001.

In  each  of  the  years  ended   December   31,  2001  and  2000
depreciation expense of $3,190,697 represents one year's charge.

Net income was $514,779 for the period ended December 31, 2001 compared with $286,721 in 2000.

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

Net income was $286,721 for the period ended December 31, 2000 compared with $91,929 in 1999.

Inflation

Management does not believe that inflation will significantly affect the Company's expenses over the term of the Charters. In the event that inflation becomes a significant factor in the world economy, management believes that inflationary pressures could materially and adversely affect the market for crude oil and oil tankers (including the Vessel) and result in increased vessel operating costs. These factors may affect the Charterer's decision as to whether to extend the term with respect to one or more of the Charters and may be significant to the Company in the event that the Charterer does not exercise such rights of extension.

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

Name                       Age         Position with the Company

Andrew James Baker         43                 Secretary
Kate Blankenship           37                 Director
John Michael Killip        58                 Director
Tor Olav Tr0im             39                 Director

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

John Michael Killip: non-executive Isle of Man resident director since February 13, 2001. Mr. Killip is a manager with Equity Limited, the corporate service provider owned by Cains Advocates Limited, Isle of Man, who are legal advisers to the Company and as such are entitled to charge for professional advice and services. He has been in a managerial capacity with Cains Advocates Limited/Equity Limited for over 10 years.

Tor Olav Tr0im: Mr. Tr0im has been a director of Golden State Petro (IOM I-A) PLC since November 1, 1998. Mr. Tr0im has been a director of Frontline since July 1, 1996. Mr. Tr0im also serves as a director of Frontline AB, ICB Shipping AB and Frontline Management, all subsidiaries of Frontline. Until April, 2000 Mr. Tr0im was the Chief Executive Officer of Frontline Management, which company supports the Company in the implementation of decisions made by the Board of Directors. Mr. Tr0im also serves as a consultant to Sea Tankers and since May 2000, has been a director and Vice-Chairman of Knightsbridge Tankers Limited, a Bermuda company listed on the NASDAQ National Market. He is a director of Aktiv Inkasso ASA, Northern Oil ASA, both Norwegian Oslo Stock Exchange listed companies. He is also a director of Northern Offshore Ltd. and Golar LNG Limited, both Bermuda companies listed on the Oslo Stock Exchange. Prior to his service with Frontline, from January 1992, Mr. Tr0im served as Managing Director and a member of the Board of Directors of DNO AS, a Norwegian oil company.

B. COMPENSATION

During  2001,   the  Company  paid  its  directors  and  officers
aggregate compensation of (pound)750.

C. BOARD PRACTICES

In accordance with the Bye-laws of the Company the number of Directors shall be such number not less than two as the Company by Ordinary Resolution may from time to time determine and each Director shall hold office until the next annual general meeting following his election or until his successor is elected.

The Officers of the Company are elected by the Board of Directors and shall hold office for such period and on such terms as the Board may determine.

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

E. SHARE OWNERSHIP

At June 15, 2002, none of the directors or officers of the Company owned any common shares of the Company.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Except as set forth below, the Registrant is not aware of any beneficial owner of more than 5% of the Company's Common Stock as of close of business on June 15, 2002.

                             Beneficial Ownership

                        Name and                  Number
     Class of           address of                of            Percent
     Shares             Beneficial Owners         Shares        of Class
     ---------          -----------------         ------        --------

     Common Shares      Hemen Holding Limited(1)    2             100%


(1) The issued and outstanding shares of the Company are owned by GSH. All of the issued and outstanding shares of GSH are owned by ITC. All of the issued and outstanding shares of ITC are owned by Hemen, a Cyprus company. Hemen is controlled by John Fredriksen.

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

B. SIGNIFICANT CHANGES

Not Applicable
ITEM 9.  THE OFFER AND LISTING

Not applicable.

The Notes do not trade on an organized exchange but rather trade in private transactions.


ITEM 10.  ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not Applicable

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Incorporated by reference to "Description of Capital Stock" in the prospectus contained in the Company's Registration Statement on Form F-1, filed December 13, 1996 (File No. 333-6170).

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

F. DIVIDENDS AND PAYING AGENTS

Not Applicable

G. STATEMENT BY EXPERTS

Not Applicable

H. DOCUMENTS ON DISPLAY

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the accompanying exhibits may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Northwestern Atrium Center, Chicago, Illinois 60661. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, documents referred to in this annual report may be inspected at the office of the Manager at Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton, Bermuda.

I. SUBSIDIARY INFORMATION

Not Applicable.


ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
                   RISK

(a)   Quantitative information about market risk

      Quantitative information about market risk instruments at December 31, 2001 is as follows:

      i) Serial Notes

     The Serial Notes bear interest at rates ranging from 6.55% to 6.85% through maturity. The Serial Notes mature over a seven-year period beginning one-year from February 1, 2000. Interest is payable semi-annually on February 1 and August 1.

     The   outstanding    Serial   Notes   have   the   following
     characteristics:

     Maturity date            Interest rate       Principal
     February 1, 2002             6.55%            3,600,000
     February 1, 2003             6.61%            3,850,000
     February 1, 2004             6.70%            4,100,000
     February 1, 2005             6.80%            4,350,000
     February 1, 2006             6.85%            3,100,000
                                                 -----------
                                                 $19,000,000
                                                 ===========

As of December 31, 2001, the effective interest rate for the Serial Notes was 6.702% and as of December 31, 2000 and 1999, the effective interest rate for the Serial Notes was 6.666%.



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

                                 PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
          HOLDERS AND USE OF PROCEEDS

Not Applicable

ITEM 15.  RESERVED


ITEM 16.  RESERVED

                                PART III

ITEM 17.  FINANCIAL STATEMENTS

Not Applicable

ITEM 18.  FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-11 together with the report of Grant Thornton
LLP thereon, are filed as part of this annual report:

Index to Financial Statements

Report of Independent Certified Public Accountants              F-1

Balance Sheets at December 31, 2001 and 2000                    F-2

Statements of Operations and Accumulated Deficit for
the Years Ended December 31, 2001, 2000 and 1999                F-3

Statements of Cash Flows for the Years Ended
December 31, 2001, 2000 and 1999                                F-4

Notes to Financial Statements                                   F-5

GOLDEN STATE PETRO (IOM I-A) PLC
(A Wholly-owned subsidiary of Golden State Holdings I, Limited)
Report of Independent Certified Public Accountants


To the Board of Directors of
Golden State Petro (IOM I-A) PLC

We have audited the accompanying balance sheets of Golden State Petro (IOM I-A) PLC (a company incorporated in the Isle of Man), a wholly-owned subsidiary of Golden State Holdings I, Limited, as of December 31, 2001 and 2000, and the related statements of operations and accumulated deficit, and cash flows for the years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Golden State Petro (IOM I-A) PLC as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years ended December 31, 2001, 2000 and 1999 in conformity with accounting principles generally accepted in the United States of America.


Grant Thornton LLP


New York, New York
January 18, 2002

GOLDEN STATE PETRO (IOM I-A) PLC
(A Wholly-owned subsidiary of Golden State Holdings I, Limited)

Balance Sheets

As of December 31, 2001, and 2000
(in US$)

ASSETS                                              2001         2000

Restricted investments                        $8,592,965   $8,233,050

Debt issue costs                                 735,363      830,043

Vessel, net                                   76,229,446   79,420,143
                                              ----------   ----------

Total assets                                  $85,557,774  $88,483,236
                                              ===========  ===========
LIABILITIES AND STOCKHOLDERS' DEFICIT

Liabilities

Charter income received in advance            $ 827,303    $ 827,303

Interest payable and other liabilities        2,680,297    2,770,538

Mortgage notes                                82,550,000   85,900,000
                                              ----------   ----------
Total liabilities                             86,057,600   89,497,841
                                              ----------   ----------
Commitments and Contingencies

Stockholders' deficit

Common stock, no par value; 2,000 shares authorized;

2 shares issued and outstanding                       2             2

Accumulated deficit                            (499,828)   (1,014,607)
                                              ----------   -----------

Total stockholders' deficit                    (499,826)   (1,014,605)
                                              ----------   -----------
Total liabilities and stockholders'
  deficit                                    $85,557,774  $88,483,236
                                             ===========  ===========

See accompanying Notes to Financial Statements

GOLDEN STATE PETRO (IOM I-A) PLC
(A Wholly-owned subsidiary of Golden State Holdings I, Limited)

Statements of Operations and Accumulated Deficit

For the years ended December 31, 2001, 2000 and 1999
(in US$)

                                            2001          2000         1999
Revenue

Charter income                         $9,927,635    $9,927,635   $9,927,635

Interest income                          327,960       307,270      261,155
                                       ---------     ---------    ---------

Total revenue                          10,255,595    10,234,905   10,188,790
                                       ----------    ----------   ----------
Expenses

Interest expense                       6,400,757     6,612,807    6,761,484

Management fees                           54,682        50,000       50,000

Depreciation                           3,190,697     3,190,697    3,190,697

Amortization of debt issue costs          94,680        94,680       94,680
                                       ---------     ---------    ---------

Total expenses                         9,740,816     9,948,184    10,096,861
                                       ---------     ---------    ----------

Net income (loss)                      $ 514,779     $ 286,721    $  91,929
                                       =========     =========    =========

Accumulated deficit, beginning
  of year                             $(1,014,607)  $(1,301,328) $(1,393,257)
                                      ------------  ------------ ------------

Accumulated deficit, end of year      $(499,828)    $(1,014,607) $(1,301,328)
                                      ==========    ============ ============

See accompanying Notes to Financial Statements

GOLDEN STATE PETRO (IOM I-A) PLC
(A Wholly-owned subsidiary of Golden State Holdings I, Limited)

Statements of Cash Flows

For the years ended December 31, 2001, 2000, and 1999
(in US$)

                                            2001          2000         1999
Cash flows from operating activities

Net income                             $ 514,779     $ 286,721    $  91,929

Adjustments to reconcile net
  loss to net cash provided by
  operating activities:

Depreciation                           3,190,697     3,190,697    3,190,697

Amortization of debt issue costs          94,680        94,680       94,680

Changes in operating assets and
  liabilities:

Increase (decrease) in interest
  payable and other liabilities          (90,242)      759,728     (827,292)
                                       ----------    ---------    ----------

Net cash provided by operating
  activities                           3,709,914     4,331,826    2,550,014
                                       ---------     ---------    ---------

Cash flows from investing activities

(Increase) decrease in
restricted investments                 (359,914)    (1,781,826)  (2,550,014)
                                       ---------    ----------   ----------

Net cash used in investing activities   (359,914)    (1,781,826)  (2,550,014)
                                       ----------    -----------  ----------

Cash flows from financing activities

Repayment of mortgage notes            (3,350,000)   (2,550,000)          -
                                       -----------   -----------  ---------

Net cash used in financing activities  (3,350,000)   (2,550,000)          -
                                       -----------   -----------  ---------

Net Decrease in Cash                   $       -     $       -    $       -
                                       =========     =========    =========

Supplemental disclosures of cash
  flow information:
Cash paid during the period for
  interest                            $ 6,490,999    $6,680,382   $6,761,472
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

     The Company, IOM I-B, and GSPTC are wholly-owned subsidiaries of Golden State Holdings I, Limited, an Isle of Man holding company. Golden State Holdings I, Limited is wholly-owned by Independent Tankers Corporation, a Cayman Islands company ("ITC"), which itself is wholly owned by Hemen Holding Limited, a Cyprus company ("Hemen"). Hemen is the principal shareholder of Frontline and is indirectly controlled by Mr. John Fredriksen, the Chairman and Chief Executive Officer of Frontline.

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

    Fair Value of Financial Instruments

    The methods and assumptions used in estimating the fair values of financial instruments are as follows:

    Restricted Investments: The restricted investments balance represents investments in guaranteed investment contracts that are readily convertible into cash. The guaranteed investment contracts are considered to be investments held to maturity and as such are stated at cost plus accrued interest, which approximates fair value. These contracts are with Pacific Mutual Life Insurance, a California life insurance company, and are held in the name of the United States Trust Company on behalf of the Company as the Indenture Trustee.

    Mortgage Notes: The carrying value and estimated fair value of the Notes consisted of the following at December 31, 2001:


    Carrying Value                Fair Value
    Term Notes                 $  63,550,000     $  79,174,511
    Serial Notes               $  19,000,000     $  20,060,629

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

    The adoption of SFAS No. 133 did not have a material effect on the presentation of the Company's balance sheet or results of operations and accumulated deficit.

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

5.  DEBT ISSUE COSTS

    The debt issue costs are comprised of the following amounts:

                                                          2001         2000

   Debt issue costs                                  $1,216,653   $1,216,653
   Accumulated amortization                           (481,290)    (386,610)
                                                     ----------   ----------
                                                     $ 735,363    $ 830,043
                                                     =========    =========

6. VESSEL

                                                          2001         2000

   Cost at beginning of year                         $86,067,428  $86,067,428
                                                     ===========  ===========

   Accumulated depreciation at beginning of year     $6,647,285   $3,456,588
   Charge for year                                   3,190,697    3,190,697
                                                     ---------    ---------
   Accumulated depreciation at end of year           $9,837,982   $6,647,285
                                                     ==========   ==========

   Net book value at end of year                     $76,229,446  $79,420,143
                                                     ===========  ===========

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

   Serial Notes

   The Serial Notes were issued in the aggregate principal amount of $51,700,000, of which $24,900,000 was allocated to the Company. On February 1, 2000 the following notes matured and were paid by the Company:

   Maturity date                  Interest Rate    Principal

   February 1, 2000                        6.36%   $2,550,000
   February 1, 2001                        6.46%    3,350,000

   Set forth below are the allocated principal amounts and the interest rates of the Serial Notes payable on each maturity date for the Company, as at December 31, 2000.

   Maturity date                    Interest Rate    Principal

   February 1, 2002                          6.55%   3,600,000
   February 1, 2003                          6.61%   3,850,000
   February 1, 2004                          6.70%   4,100,000
   February 1, 2005                          6.80%   4,350,000
   February 1, 2006                          6.85%   3,100,000
                                                   -----------
                                                   $19,000,000
                                                   ===========

   Interest has been accrued for the Serial Notes from December 24, 1997, and is payable on February 1 and August 1 of each year. As of December 31, 2001, the effective interest rate for the Serial Notes was 6.702% and as of December 31, 2000 and 1999, the effective interest rate for the Serial Notes was 6.666%.

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

   Scheduled payment date
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

8. COMMITMENTS AND CONTINGENCIES

   The  following  is a  schedule  by years of  minimum  future
   charter  income  on  the   noncancellable   portion  of  the
   operating lease for the fiscal years ending December 31:

    2002                                    $9,927,635
    2003                                    9,927,635
    2004                                    9,927,635
    2005                                    9,927,635
    2006                                    9,247,660
                                          -----------
                                          $48,958,200
                                          ===========

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

10. RELATED PARTY TRANSATIONS

    Pursuant to an agreement (the "Management Agreement") between the Company and Frontline (the "Manager"), an affiliate of the Company, the Manager provides administrative, management and advisory services to the Company at an annual fee of $50,000, payable semi-annually. All cost of administering the Company are payable by the Manager from the Management Fee. The Management agreement is effective until termination by either party upon 30 days prior written notice. Management fee expenses and management fee payable as of December 31, 2001, 2000, and 1999 are as follows:

                                  2001          2000         1999

    Management fee expenses  $  50,000     $  50,000    $  50,000
    Management fee payable   $  20,833     $  20,833    $  20,833

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

2.3* Issue of One Debenture, dated as of December 1, 1997, between Golden State Petro (IOM I-A) PLC and the Indenture Trustee, incorporated by reference to Exhibit 4.3 in the Registration Statement of Golden State Petroleum Transport Corp. and Golden State Petro (IOM I-A) PLC and Golden State Petro (IOM I-B) PLC filed April 30, 1997 on Form S-4 and Form F-4, Registration No. 333-26227.

2.4* Assignment of Charter, dated as of December 1, 1996, between
     Golden State Petro (IOM I-A) PLC and the Indenture Trustee, incorporated by reference to Exhibit 4.5 in the Registration Statement of Golden State Petroleum Transport Corp. and Golden State Petro (IOM I-A) PLC and Golden State Petro (IOM I-B) PLC filed April 30, 1997 on Form S-4 and Form F-4, Registration No. 333-26227.

2.5* Assignment  of   Shipbuilding   Contract  and  Agreement  on
     Contract for Technical Matters, dated as of December 1, 1996, among Golden State Petro (IOM I-B) PLC and the Indenture Trustee, incorporated by reference to Exhibit 4.7 in the Registration Statement of Golden State Petroleum Transport Corp. and Golden State Petro (IOM I-A) PLC and Golden State Petro (IOM I-B) PLC filed April 30, 1997 on Form S-4 and Form F-4, Registration No. 333-26227.

2.6* Assignment  of  Building  Contract  Guarantee,  dated  as of
     December 1, 1996, between Golden State Petro (IOM I-A) PLC and the Initial Charterer, incorporated by reference to
     Exhibit 4.9 in the Registration Statement of Golden State Petroleum Transport Corp. and Golden State Petro (IOM I-A) PLC and Golden State Petro (IOM I-B) PLC filed April 30, 1997 on Form S-4 and Form F-4, Registration No. 333-26227.

2.7* Guarantee,  made as of December  24,  1996,  from Chevron to
     Golden State Petro (IOM I-A) PLC, incorporated by reference to Exhibit 4.11 in the Registration Statement of Golden State Petroleum Transport Corp. and Golden State Petro (IOM I-A) PLC and Golden State Petro (IOM I-B) PLC filed April 30, 1997 on Form S-4 and Form F-4, Registration No. 333-26227.

2.8* Assignment of Management Agreement,  dated as of December 1,
     1996, between Golden State Petro (IOM I-A) PLC and the Indenture Trustee, incorporated by reference to Exhibit 4.13 in the Registration Statement of Golden State Petroleum Transport Corp. and Golden State Petro (IOM I-A) PLC and Golden State Petro (IOM I-B) PLC filed April 30, 1997 on Form S-4 and Form F-4, Registration No. 333-26227.

2.9* Building Contract Guarantee, dated as of December 26, 1996, from the Korean Development Bank to Golden State Petro (IOM I-A) PLC, incorporated by reference to Exhibit 4.16 in the Registration Statement of Golden State Petroleum Transport Corp. and Golden State Petro (IOM I-A) PLC and Golden State Petro (IOM I-B) PLC filed April 30, 1997 on Form S-4 and Form F-4, Registration No. 333-26227.

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


                 Golden State Petro (IOM I-A) PLC
                           (Registrant)




                     by: /s/ Kate Blankenship
                     ------------------------
                           (Signature)

                    Kate Blankenship, Director

                       Date: June 28, 2002









02089.0007 #334279