Form 20-F
period 2002-12-31
GOLDEN STATE PETRO IOM I A PLC
filed 2003-06-30
CIK 1038460

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

For the fiscal year ended      December 31, 2002
                         -------------------------------------------------------

                                      OR

[ ]        TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

For the transition period from
                              --------------------------------------------------

Commission file number             333-26227
                      ----------------------------------------------------------


                       Golden State Petro (IOM I-A) PLC
------------------------------------------------------------------------------
            (Exact name of Registrant as specified in its charter)


                       Golden State Petro (IOM I-A) PLC
------------------------------------------------------------------------------
                (Translation of Registrant's name into English)


                                  Isle of Man
------------------------------------------------------------------------------
                (Jurisdiction of incorporation or organization)


             c/o 15-19 Athol Street, Douglas, Isle of Man IM1 1LB
------------------------------------------------------------------------------
                   (Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act.

         Title of each class                      Name of each exchange
                                                   on which registered
                None
         --------------------                    ----------------------------


Securities registered or to be registered pursuant to section 12(g) of the Act.


                                      None
--------------------------------------------------------------------------------
                                (Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.


Golden State Petroleum Transport Corporation 8.04% First Preferred Mortgage Notes Due 2019
--------------------------------------------------------------------------------
                                (Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.


               2 Shares of Common Stock, $1.00 par value per share
--------------------------------------------------------------------------------
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

           Yes      X               No
               ----------              ----------
Indicate by check mark which financial statement item the registrant has elected to follow.

           Item 17                 Item 18    X
                  ------------            ------------

                               TABLE OF CONTENTS

                                                                           PAGE
PART I

Item 1.       Identity of Directors, Senior Management and
              Advisors........................................................1

Item 2.       Offer Statistics and Expected Timetable.........................1

Item 3.       Key Information.................................................1

Item 4.       Information on the Company......................................6

Item 5.       Operating and Financial Review and Prospects...................12

Item 6.       Directors, Senior Management and Employees.....................16

Item 7.       Major Shareholders and Related Party Transactions..............17

Item 8.       Financial Information..........................................18

Item 9.       The Offer and Listing..........................................19

Item 10.      Additional Information.........................................19

Item 11.      Quantitative  and  Qualitative  Disclosures
              about Market Risk..............................................20

Item 12.      Description   of  Securities   Other
              Than  Equity Securities........................................21

PART II

Item 13.      Defaults, Dividend Arrearages and Delinquencies................21

Item 14.      Material  Modifications  to the Rights of Security
              Holders and Use of Proceeds....................................21

Item 15.      Controls and Procedures........................................22

Item 16.
              Reserved.......................................................22

PART III

Item 17.      Financial  Statements..........................................22

Item 18.      Financial Statements...........................................22

Item 19.      Exhibits.......................................................23

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

                                     PART I


ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The selected income statement data of the Company with respect to the fiscal years ended December 31, 2002, 2001 and 2000, and the selected balance sheet data with respect to the fiscal years ended December 31, 2002 and 2001, have been derived from the Company's Financial Statements included herein and should be read in conjunction with such statements and the notes thereto. The selected income statement data with respect to the fiscal years ended December 31, 1999 and 1998 and the selected balance sheet data with respect to the fiscal years ended December 31, 2000, 1999 and 1998 has been derived from financial statements of the Company not included herein. The following table should also be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the Company's Consolidated Financial Statements and Notes therein. The Company's accounts are maintained in U.S. dollars.


                                                                          Year Ended
                                                                          ----------

                                             2002          2001          2000          1999          1998
                                            ------------------------------------------------------------------
(in US$, except share data)
Total revenues                               10,272,569    10,255,595    10,234,905    10,188,790     3,363,307
Net income (loss)                               765,450       514,779       286,721        91,929      (774,006)
Cash dividends per share                              -             -             -             -             -

Vessel, net                                  73,038,749    76,229,446    79,420,143    82,610,840    85,801,537
Total Assets                                 81,797,671    85,557,774    88,483,236    89,986,787    90,772,150
Total Short Term Note Obligations             3,850,000     3,600,000     3,350,000     2,550,000             -
Total Long Term Note Obligations             75,100,000    78,950,000    82,550,000    85,900,000    88,450,000
Common Shares                                         2             2             2             2             2
Common Shares Outstanding                             2             2             2             2             2




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

Any decrease in shipments of crude oil from the Arabian Gulf would have a material adverse effect on our financial performance at any time after the expiration or termination of our current charter with Chevron Transport Corporation. Among the factors which could lead to such a decrease are:

     o    increased crude oil production from non-Arabian Gulf areas;

     o    increased refining capacity in the Arabian Gulf area;

     o increased use of existing and future crude oil pipelines in the Arabian Gulf area;

     o a decision by Arabian Gulf oil-producing nations to increase their crude oil prices or to further decrease or limit their crude oil production;

     o    armed conflict in the Arabian Gulf and political or other factors; and

     o the development and the relative costs of nuclear power, natural gas, coal and other alternative sources of energy.

Because our charter may be terminated in December 2006, we may incur additional expenses and not be able to recharter our vessel profitably

Golden State Petroleum Transport Corporation, a Delaware corporation as an agent for us and for Golden State Petro (IOM I-B) PLC, issued 8.04% First Preferred Mortgage Term Notes for $127,100,000, which we refer to as the Term Notes and Serial First Preferred Mortgage Notes for $51,700,000, which we refer to as the Serial Notes. We refer to the Term Notes and the Serial Notes collectively as the Notes. The principal amount of the Term Notes and the Serial Notes allocated to us is $63,550,000 and $24,900,000 respectively. The proceeds from the offering and sale of the Notes allocated to us were used to fund the construction of its vessel.

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

Substantial leverage and debt service could affect our ability to grow and service our debt obligations

We are highly leveraged. As of December 31, 2002, we had $78.95 million in total indebtedness outstanding and stockholders' equity of $0.27 million. The degree to which we are leveraged could have important consequences for the holders of our Notes, including:

     o our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be limited;

     o we must dedicate a substantial portion of our cash flow from operations to the payment of interest on our Notes and any future indebtedness, which reduces the funds available to us for other purposes;

     o we may have trouble withstanding competitive pressures and responding to changing business conditions;

     o we may be more vulnerable than others in the event of a downturn in general economic conditions or in our business; and

     o we may be more highly leveraged than other tanker owners with which we compete, which may put us at a competitive disadvantage.

We have a limited business purpose which limits our flexibility

Our activity is limited to issuing the Notes, engaging in the acquisition, disposition, ownership, and chartering of a VLCC oil tanker. During the terms of our charter with Chevron Transport Corporation we expect that the only source of operating revenue from which we may pay principal and interest on the Notes will be from this charter.

ITEM 4. INFORMATION ON THE COMPANY

A.   HISTORY AND DEVELOPMENT OF THE COMPANY

Golden State Petro (IOM I-A) PLC, the Company, and Golden State Petro (IOM I-B) PLC (IOM I-B) (together with the Company, the Companies), are Isle of Man public limited companies, each formed for the purpose of acquiring and chartering a very large crude oil carrier (a VLCC or, the Vessel).

Golden State Petroleum Transport Corporation (GSPTC), a Delaware corporation as an agent for the Company and IOM I-B, issued 8.04% First Preferred Mortgage Term Notes for $127,100,000, or the Term Notes, and Serial First Preferred Mortgage Notes for $51,700,000, or the Serial Notes, and together with the Term Notes, the Notes. The principal amount of the Term Notes and the Serial Notes allocated to us is $63,550,000 and $24,900,000 respectively. The proceeds from the offering and sale of the Notes allocated tous were used to fund the construction of a VLCC by Samsung Corporation and Samsung Heavy Industries Co. Ltd. (together the Builders) under the technical supervision of the Chevron Shipping Company as agent for Chevron Transport Corporation (the Initial Charterer) which is an indirect, wholly-owned subsidiary of Chevron Corporation. We accepted the Vessel, the "Antares Voyager" (renamed from the "Frank A. Shrontz"), under the building contract on December 7, 1998 and concurrently was delivered to the Initial Charterer under an initial charter for a term of eighteen years (the Initial Charter). The Vessel is a double-hulled carrier of approximately 308,500 deadweight tonnes (dwt) and is currently registered under the Bahamian Flag. The Initial Charterer has an option to terminate the charter on the eighth anniversary of the delivery date of the Vessel. The Initial Charterer's obligations under the Initial Charter are guaranteed by Chevron Corporation.

The Company, IOM I-B, and GSPTC are wholly-owned subsidiaries of Golden State Holdings I, Limited, an Isle of Man holding company. Golden State Holdings I, Limited is wholly-owned by Independent Tankers Corporation, a Cayman Islands company (IT), which itself is wholly owned by Hemen Holding Limited, a Cyprus company (Hemen). Hemen is the principal shareholder of Frontline and is indirectly controlled by Mr. John Fredriksen, the Chairman and Chief Executive Officer of Frontline.

We are chartering the Vessel to the Initial Charterer under the Initial Charter which is expected to provide, so long as the Initial Charter is in effect, (a) charter hire payments sufficient to pay (i) the Company's obligations under the Notes, (ii) the management fees under the management agreements, (iii) the estimated recurring fees, (iv) the estimated fees payable to the indenture trustee for the Notes (the Indenture Trustee) and (v) any other costs and expenses incidental to the ownership and chartering of the Vessel that are to be paid by the Company and to fund a debt service reserve fund and (b) that the Vessel will be maintained in accordance with good commercial maintenance practices, and to arrange for vessel management and re-marketing services to be available in case any Initial Charter is terminated or the Vessel is for any other reason returned to the possession and use of the Company.

We were incorporated in the Isle of Man because it is a jurisdiction whose regulation of the shipping industry and favorable tax laws have traditionally encouraged the organization of shipping companies. The Isle of Man is an "open registry" jurisdiction, which has traditionally been associated with the shipping industry. We conduct our business and are resident in the Isle of Man; to date we have not incurred taxation on our income and should not, under current law and practice in such jurisdictions, incur such taxation in the future.

Our principal executive offices are located at 15-19 Athol Street, Douglas, Isle of Man IM1 1LB and our telephone number is 011 (44) 1624-638303.

B.   BUSINESS OVERVIEW

Under a management agreement (a Management Agreement) with each Company, Frontline provides administrative, ship management and advisory services to the Companies as manager (Manager). Pursuant to each Management Agreement, the Manager receives a fee (the Management Fee) of $50,000 per year per Vessel. All costs of maintaining the corporate status of the Company, accounting and auditing fees and other related costs, known as Recurring Fees, are payable by the Manager from the Management Fee. The Management Fee is payable semi-annually. The Companies believe that the Management Fee will be sufficient to cover the Companies' anticipated expenses during the term of the Initial Charter.

Charter Market

The Initial Charter

Pursuant to the Initial Charter, the Initial Charterer has agreed to charter the Vessel commencing on its delivery date and ending on the eighteenth anniversary of such delivery date. Pursuant to the Initial Charter, the Initial Charterer has the right to terminate the Initial Charter on five dates (each, an Optional Termination Date) beginning on the expiration of the period commencing on the delivery date for such Vessel and terminating on the eighth anniversary thereof (each, a Fixed Period) and on each of the four subsequent two-year anniversaries thereof. During the Fixed Period, the charter hire shall be $27,199 per day. Charter hire after the Fixed Period will be $28,500. During the term of the
Initial Charter, the Company is not liable for any expense in operating, registering, documenting, insuring, repairing or maintaining the Vessel and is not required to supply a vessel or any part thereof if the Vessel or any part thereof is lost, damaged, rendered unfit for use, confiscated, seized, requisitioned, restrained or appropriated. Pursuant to the Initial Charters, the Initial Charterer is required to pay charter hire in respect of the Vessel without offset or deduction for any reason whatsoever.

Remarketing

In the event the Initial Charterer gives notice to us of its intent to terminate the Initial Charter, the Manager, pursuant to the related Management Agreement, is required to engage a remarketing agent. McQuilling Brokerage Partners, Inc., or McQuilling, and ACM Shipping Limited, or ACM Shipping, have agreed to provide on a non-exclusive basis remarketing services if the Initial Charterer exercises its option to terminate the Initial Charter for the Vessel. McQuilling, established in 1972, is a leading New York-based ship broker whose activities encompass all aspects of chartering, sale and purchase, ship finance, demolition and project development. ACM Shipping is a leading London shipbroker that has strong relationships with the major oil companies. ACM Shipping has been in the ship brokerage business since 1982.

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

The factors affecting the supply and demand for tanker vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The factors that influence demand for tanker capacity include:

     o    demand for oil and oil products;

     o    global and regional economic conditions;

     o    the distance oil and oil products are to be moved by sea; and

     o    changes in seaborne and other transportation patterns

The factors that influence the supply of tanker capacity include:

     o    the number of newbuilding deliveries;

     o    the scrapping rate of older vessels; and

     o    the number of vessels that are out of service.

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

The Vessel will be maintained during the term of the Initial Charter by the Initial Charterer in accordance with good commercial maintenance practice commensurate with other vessels in the Initial Charterer's fleet of similar size and trade, as required by the Initial Charter. The Initial Charter requires the Initial Charterer to return the Vessel on termination of the Initial Charter "in class" under the rules of the American Bureau of Shipping (or another classification society previously approved by the Company). In addition, we have the right to inspect the Vessel and to require surveys upon redelivery, and the Initial Charterer will be responsible for making or compensating us for certain necessary repairs in connection with such redelivery.

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

Under the Initial Charter, the Initial Charterer is entitled to self-insure against marine and war risks relating to the Vessel and against protections and indemnity risks relating to the Vessel during the term of the Initial Charter and, accordingly, purchasers of the Notes cannot rely on the existence of third-party insurance. There can be no assurance that all risks will be adequately insured against, that any particular loss will be covered or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. In particular, stricter environmental regulations may result in increased costs for, or the lack of availability or, insurance against the risks of environmental damage or pollution.

The Initial Charterer will, pursuant to the Initial Charter, indemnify us from damages arising from a failure to maintain any financial responsibility requirements whether relating to oil or other pollution damage. The Initial Charterer will also indemnify us to the extent losses, damages or expenses are incurred by us relating to oil or other pollution damage as a result of the operation of the Vessel by the Initial Charterer.

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

Environmental Regulation--IMO

The United Nation's International Maritime Organization, or IMO, has adopted regulations that set forth pollution prevention requirements for tankers. These regulations, which have been implemented in many jurisdictions in which our tanker operates, provide, in part, that:

     o 25-year old tankers must be of double-hull construction or of a mid-deck design with double-sided construction unless:

               (1) they have wing tanks or double-bottom spaces not used for the carriage of oil which cover at least 30% of the length of the cargo tank section of the hull or bottom; or

               (2) they are capable of hydrostatically balanced loading, which means that they are loaded in such a way that if the hull is breached, water flows into the tanker, displacing oil upwards instead of into the sea

     o 30-year old tankers must be of double-hull construction or mid-deck design with double-sided construction.

Also under IMO regulations, a tanker must be of double-hull construction or a mid-deck design with double-sided construction, or be of another approved design ensuring the same level of protection against oil pollution, if the tanker:

     o is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

     o commences a major conversion or has its keel laid on or after January 6, 1994; or

     o completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

The IMO recently adopted regulations that require the phase-out of most single hull tankers by 2015 or earlier, depending on the age of the vessel and whether or not it complies with requirements for protectively located segregated ballast tanks. Under these new regulations, which became effective in September 2002, the maximum permissible age for single hull tankers after 2007 is 26 years. The new regulations also provide for increased inspection and verification requirements.

Our Vessel has a double hull and complies with the proposed IMO regulations.

The IMO's International Safety Management Code, or ISM Code, also affects our operations. The ISM Code requires the party with operational control of a vessel to develop a safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. Our vessel manager is certified as an approved ship manager under the ISM Code.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with ISM Code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a Document of Compliance, issued by each flag state, under the ISM Code. Our vessel has received a safety management certificate.

Non-compliance with the ISM Code and other IMO regulations may subject the vessel owner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in a tankers denial of access to, or detention in, some ports. Both the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, as the case may be.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on the operation of oil tankers. As a result of the oil spill in November 2002 from the sinking of the m.t. Prestige, it is likely that more stringent maritime safety rules will be imposed by the IMO and other regulatory agencies in the future. The m.t. Prestige was a 26 year old single hulled tanker owned and operated by a company that is not affiliated with us.

Environmental Regulation--OPA/CERCLA

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners and operators whose vessels trade with the U.S. or its territories or possessions, or whose vessels operate in the waters of the U.S., which include the U.S. territorial waters and the two hundred nautical mile exclusive economic zone of the U.S. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which also impacts our operations, applies to the discharge of hazardous substances whether on land or at sea.

Under OPA, vessel owners, operators and bareboat or "demise" charterers are "responsible parties" who are liable regardless of fault, individually and as a group, for all containment costs, clean-up costs and for other damages arising from oil spills from their vessels. These other damages may include injury to natural resources and real and personal property, loss of subsistence use of natural resources, the loss of taxes, rents, royalties, profits and earnings capacity resulting from an oil spill and the cost of public services necessitated by an oil spill. These "responsible parties" are not liable under OPA if the spill results solely from the act or omission of a third party, an act of God or an act of war. OPA limits a responsible party's liability to the greater of $1,200 per gross ton or $10 million per vessel over 3,000 gross tons, subject to adjustment for inflation.

CERCLA, which applies to owners and operators of vessels, contains a liability regime similar to OPA and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million. These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or wilful misconduct. These limits do not apply if the responsible party fails or refuses to report the incident or to co-operate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessel will call.

OPA requires owners and operators of vessels to establish and maintain with the Coast Guard evidence of financial responsibility sufficient to meet the limit of their aggregate potential strict liability under OPA and CERCLA. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker must demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum liability under OPA/CERCLA. Owners or operators of tankers operating in the waters of the U.S. must also file vessel response plans with the Coast Guard, and their tankers are required to operate in compliance with their Coast Guard approved plans.

Under OPA, with limited exceptions, all newly built or converted tankers operating in U.S. waters must be built with double-hulls. Existing vessels that do not comply with the double-hull requirement must be phased out over a 20-year period beginning in 1995 based on size, age and place of discharge, unless retrofitted with double-hulls. Notwithstanding the phase-out period, OPA currently permits existing single-hull tankers to operate until the year 2015 if their operations within U.S. waters are limited to discharging at the Louisiana Offshore Oil Port or unloading with the aid of another vessel, a process referred to as lightering, within authorized lightering zones more than 60 miles off-shore.

In addition, most U.S. states that border a navigable waterway have enacted laws that impose strict liability for clean-up costs and damages resulting from a discharge of oil or a release of a hazardous substance. As permitted by OPA, these state laws may provide for unlimited liability for oil spills occurring within their boundaries.

Environmental Regulation--Other

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969 and the Convention for the Establishment of an International Fund for Oil Pollution of 1971. Under these conventions, and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Under an amendment that will come into effect November 1, 2003 for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately $6.1 million plus $858 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to approximately $122.1 million. The current maximum amount is approximately $81.2 million. The right to limit liability is forfeited under the International Convention on Civil Liability for Oil Pollution Damage where the spill is caused by the owner's actual fault and under the 1992 Protocol where the spill is caused by the owner's intentional or reckless conduct. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law governs, and liability is imposed either on the basis of fault or in a manner similar to that convention.

Partly in response to the oil spill caused by the sinking of the tanker Prestige, a single hulled tanker owned by an entity that is not affiliated with us, in November 2002, the European Union proposed new regulations in March of 2003 that would, among other things, place a ban on the transportation of heavy oil grades in all single-hull tankers loading or discharging at European Union ports. These regulations also accelerate the phase-out schedule of all single hull tankers. The European Union Parliament is scheduled to meet in July 2003, to ratify these new regulations. Several European Union nations have already implemented an absolute ban on single hull tankers carrying fuel oil and heavy oil grades. Spain has banned single hull tankers over 5,000 dwt and carrying such cargo from entering her ports as of January 1, 2003. Italy has announced that similar measures applicable to single hull tankers over 15 years of age will be implemented during the first half of 2003, and Spain, France and Portugal have prohibited single hull tankers carrying such cargoes from passing through their 200-mile economic exclusion zones since December, 2002.

C.   ORGANIZATIONAL STRUCTURE

The Company, IOM I-B, and GSPTC are wholly-owned subsidiaries of GSH, an Isle of Man holding company. GSH is a wholly-owned subsidiary of ITC, a Cayman Islands corporation. ITC is a wholly-owned subsidiary of Hemen, a Cyprus company. Hemen is the principal shareholder of Frontline Ltd. and is indirectly controlled by Mr. John Fredriksen, the Chairman and Chief Executive Officer of Frontline Ltd.

We do not have any subsidiaries.

D.   PROPERTY, PLANTS AND EQUIPMENT

Other than the Vessel referred to above, we have no property.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.   OPERATING RESULTS

We were formed as an Isle of Man public limited company for the purpose of acquiring and chartering a Vessel.

At the time of the issuance of the Notes by GSPTC, the Closing Date, we (i) received the net proceeds from the sale of the Notes, (ii) paid the first installment of the purchase price of the Vessel, (iii) paid certain legal, printing, rating and other fees and expenses, and (iv) deposited the balance of the net proceeds from the sale of the Notes into a guaranteed investment contract, or Pre-Funding Account. In addition, we entered into a building contract (the Building Contract), the Technical Supervision Agreements, the Initial Charter, the Management Agreement and certain security agreements for the benefit of the holders of the Notes and became the beneficiary of a Building Contract guarantee and the Chevron guarantee.

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

We accepted the Vessel under the Building Contract on December 7, 1998 and concurrently was delivered to the Initial Charterer.

Following delivery of the Vessel, our operations consist solely of (i) receiving charter hire payments under its Initial Charter, any Acceptable Replacement Charter and other charters, (ii) receiving proceeds from the sale, if any, of the Vessel, (iii) making payments of interest and principal on the Notes, (iv) making payments of Recurring Fees and Management Fees and (v) receiving interest income on amounts held in the trust accounts.

Critical Accounting Policies

The preparation of our financial statements in accordance with accounting principles generally accepted in the United States requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following is a discussion of the accounting policies applied by the Company that are considered to involve a higher degree of judgement in their application. See Note 2. to our audited Financial Statements and Notes thereto included herein for details of all of our material accounting policies.

Vessel and Depreciation

The cost of our Vessel is depreciated on a straight-line basis over the vessels' remaining economic useful lives. Management estimates the useful life of our Vessel to be 25 years and this is a common life expectancy applied in the shipping industry.

The  Vessel  is  reviewed  for   impairment   whenever   events  or  changes  in
circumstances indicate that its carrying amount may not be recoverable.

Recently  Issued  Accounting  Standards and Securities  and Exchange  Commission
Rules

In June 2001, the U.S. Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" which requires the application of the purchase method in accounting for business combinations including the identification of the acquiring enterprise for each transaction. SFAS No. 141 applies to all business combinations initiated after June 30, 2001 and all business combinations accounted for by the purchase method that are completed after June 30, 2001. The adoption of SFAS No. 141 by the Company did not have any impact on the Company's financial position or results of operations.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 applies to all acquired intangible assets whether acquired singly, as part of a group, or in a business combination. The adoption of SFAS No. 142 by the Company on January 1, 2002 did not have any impact on the Company's financial position or results of operations.

In June 2001, the FASB issued SFAS No. 143, "Accounting for the Asset Retirement Obligations". Under SFAS No. 143, an entity shall recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. If a reasonable estimate of fair value cannot be made in the period the asset retirement obligation is incurred, the liability shall be recognized when a reasonable estimate of fair value can be made. Upon initial recognition of a liability for an asset retirement obligation, an entity shall capitalize an asset retirement cost by increasing the carrying amount of the related long-lived asset by the same amount as the liability. An entity shall subsequently allocate that asset retirement cost to expense using a systematic and rational method over its useful life. SFAS No. 143 applies to legal obligations associated with the retirement of a tangible long-lived asset that result from the acquisition, construction, or development and/or the normal operation of a long-lived asset, with limited exceptions. SFAS No. 143 does not apply to obligations that arise solely from a plan to dispose of a long-lived asset, nor does it apply to obligations that result from the improper operation of an asset. SFAS No. 143 is effective for fiscal years beginning after December 15, 2002. Management has not completed their evaluation of the impact of SFAS No. 143 on the Company's results of operations or financial position. However, management does not expect that the adoption of the SFAS No. 143 on January 1, 2003 will have a material impact on the Company's financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The objectives of SFAS No. 144 are to address significant issues relating to the implementation of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and to develop a single accounting model based on the framework established in SFAS No. 121 for long-lived assets to be disposed of by sale. SFAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less costs to sell. Additionally, the standard expands the scope of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and will be eliminated from the ongoing operations of the entity in a disposal transaction. The adoption of SFAS No. 144 by the Company on January 1, 2002 did not have any impact on the Company's financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." SFAS No. 145 also rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers." SFAS No. 145 also amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Lastly, SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. Certain provisions of SFAS No. 145 became effective during 2002 but did not have any impact on the Company's consolidated financial position or results of operations. The remaining provisions become effective in 2003, but management does not expect that such provisions will have a material impact on the Company's financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Under SFAS No. 146, the Company will measure costs associated with an exit or disposal activity at fair value and recognize costs in the period in which the liability is incurred rather than at the date of a commitment to an exist or disposal plan. The Company is required to adopt SFAS No. 146 for all exit and disposal activities initiated after December 31, 2002. Management does not expect that the adoption of the SFAS No. 146 will have a material impact on the Company's financial position or results of operations.

In November 2002, the FASB issued Interpretation 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Interpretation 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under the guarantee and must disclose that information in its interim and annual financial statements. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. Management does not expect that the adoption of the recognition and measurement provisions of Interpretation 45 will have a material impact on the Company's consolidated financial position or results of operations.

In January 2003, the FASB issued Interpretation 46, "Consolidation of Variable Interest Entities." In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Management does not expect that the adoption of Interpretation 46 will have a material impact on the Company's consolidated financial position or results of operations.

Results of Operations

Year Ended December 31, 2002 compared with the Year Ended December 31, 2001

In each of the years ended December 31, 2002 and 2001, the Company earned $9,927,635 charter income, which represents the hire for one complete year at a rate of $27,199 per day. In the year ended December 31, 2002, the Company earned $344,934 interest income, increased from $327,960 in 2001 due to higher average cash balances throughout the period.

Interest expense was $6,166,560 in 2002 compared with $6,400,757 in 2001, the decrease being due to the repayment of $3,600,000 of Serial Notes on February 1, 2002.

In each of the years ended December 31, 2002 and 2001 depreciation expense of $3,190,697 represents one year's charge.

Net income was $765,450 for the period ended December 31, 2002 compared with $514,779 in 2001.

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

Name                       Age         Position with the Company
----                       ---         -------------------------

Andrew James Baker         44          Secretary
Kate Blankenship           38          Director
John Michael Killip        59          Director
Tor Olav Troim             40          Director

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

Tor Olav Troim: Mr. Troim has been a director of Golden State Petro (IOM I-A) PLC since November 1, 1998. Mr. Tr0im has been a director of Frontline since July 1, 1996. He is a director of Aktiv Inkasso ASA and Northern Oil ASA, both Norwegian Oslo Stock Exchange listed companies. He is also a director of Northern Offshore Ltd., a Bermuda company listed on the Oslo Stock Exchange and Golar LNG Limited, a Bermuda company listed on the Oslo Stock Exchange and the Nasdaq National Market. Prior to his service with Frontline, from January 1992, Mr. Troim served as Managing Director and a member of the Board of Directors of DNO AS, a Norwegian oil company.

B.   COMPENSATION

During 2002, the Company paid its directors and officers aggregate compensation of (pound)750.

C.   BOARD PRACTICES

In accordance with the Bye-laws of the Company the number of Directors shall be such number not less than two as the Company by Ordinary Resolution may from time to time determine and each Director shall hold office until the next annual general meeting following his election or until his successor is elected. The Board of Directors does not have committees, and the full Board fulfills the function of an audit committee.

The Officers of the Company are elected by the Board of Directors and shall hold office for such period and on such terms as the Board may determine.

There are no service contracts between the Company and any of its Directors providing for benefits upon termination of their employment or service.

D.   EMPLOYEES

The Company does not have any employees involved in the management of the Vessel.

Under a Management Agreement with each Company, Frontline provides administrative, ship management and advisory services to the Companies as Manager. Pursuant to each Management Agreement, the Manager receives a Management Fee of $50,000 per year per Vessel. All costs of maintaining the corporate status of the Company, accounting and auditing fees and other related costs are payable by the Manager from the Management Fee. The Management Fee is payable semi-annually.

E.   SHARE OWNERSHIP

At May 31, 2003, none of the directors or officers of the Company owned any common shares of the Company.


ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

Except as set forth below, the Registrant is not aware of any beneficial owner of more than 5% of the Company's Common Stock as of close of business on May 31, 2003.

                             Beneficial Ownership

                          Name and
     Class of             address of                Number            Percent
     Shares               Beneficial Owners         of Shares         of Class
     ------               -----------------         ---------         --------

     Common Shares        Hemen Holding Limited(1)     2                 100%


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

B.   RELATED PARTY TRANSACTIONS

Pursuant to the Management Agreement between the Company and Frontline, an affiliate of the Company, the Manager provides administrative, management and advisory services to the Company at an annual fee of $50,000, payable semi-annually. All cost of administering the Company are payable by the Manager from the Management Fee. The Management agreement is effective until termination by either party upon 30 days prior written notice. Management fee expenses and management fee payable for each of the years ended December 31, 2002, 2001, and 2000 were $50,000 and $20,833, respectively.

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

None

ITEM 9. THE OFFER AND LISTING

Not applicable

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

None

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

F.   DIVIDENDS AND PAYING AGENTS

Not Applicable

G.   STATEMENT BY EXPERTS

Not Applicable

H.   DOCUMENTS ON DISPLAY

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the accompanying exhibits may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1
(800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, documents referred to in this annual report may be inspected at the office of the Manager at Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton, Bermuda.

I.   SUBSIDIARY INFORMATION

Not Applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a)  Quantitative information about market risk

     Quantitative information about market risk instruments at December 31, 2002 is as follows:

     i)   Serial Notes

     The Serial Notes bear interest at rates ranging from 6.61% to 6.85% through maturity. The Serial Notes mature over a seven-year period that began on February 1, 2000. Interest is payable semi-annually on February 1 and August 1.

     The  outstanding Serial Notes have the following characteristics:

     Maturity date                 Interest rate      Principal
     -------------                 -------------      ---------

     February 1, 2003              6.61%              3,850,000
     February 1, 2004              6.70%              4,100,000
     February 1, 2005              6.80%              4,350,000
     February 1, 2006              6.85%              3,100,000
                                                    -----------
                                                    $15,400,000
                                                    ===========

     As of December 31, 2002 and 2001, the effective interest rate for the Serial Notes was 6.737% and 6.702%, respectively.

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
                                                                    ----------
                                                                   $63,550,000
                                                                   ===========

     (b)  Qualitative information about market risk

     The Company was organized solely for the purpose of acquiring and chartering the Vessel using the proceeds of the Term Notes and the Serial Notes allocated to the Company by GSPTC.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

ITEM 15. CONTROLS AND PROCEDURES

(a)  Evaluation of disclosure controls and procedures.

     Within the 90 days prior to the date of this report, the Company carried out an evaluation, with the assistance of the Manager, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the principal executive officers and principal financial officers concluded that the Company's disclosure controls and procedures are effective in alerting them timely to material information relating to the Company required to be included in the Company's periodic SEC filings.

(b)  Changes in internal controls

     There have been no significant changes in our internal controls or in other factors that could have significantly affected those controls subsequent to the date of our most recent evaluation of internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16. RESERVED

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable

ITEM 18. FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-14 together with the report of Grant Thornton LLP thereon, are filed as part of this annual report:

Index to Financial Statements                                           F-1

Report of Independent Certified Public Accountants                      F-2

Balance Sheets at December 31, 2002 and 2001                            F-3

Statements of Operations and Accumulated Deficit for
the Years Ended December 31, 2002, 2001 and 2000                        F-4

Statements of Cash Flows for the Years Ended
December 31, 2002, 2001 and 2000                                        F-5

Notes to Financial Statements                                           F-6

Report of Independent Certified Public Accountants


To the Board of Directors of
Golden State Petro (IOM I-A) PLC

We have audited the accompanying balance sheets of Golden State Petro (IOM I-A) PLC (a company incorporated in the Isle of Man), a wholly-owned subsidiary of Golden State Holdings I, Limited, as of December 31, 2002 and 2001, and the related statements of operations and accumulated deficit, and cash flows for the years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Golden State Petro (IOM I-A) PLC as of December 31, 2002 and 2001 and the results of its operations and its cash flows for the years ended December 31, 2002, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.





Grant Thornton LLP



New York, New York
March 12, 2003

GOLDEN STATE PETRO (IOM I-A) PLC

(A wholly-owned subsidiary of Golden State Holdings I, Limited)


Balance Sheets

As of December 31, 2002 and 2001

(in US$)

ASSETS                                                2002          2001
------                                                ----          ----

Restricted investments                               $8,118,239    $8,592,965

Debt issue costs, net                                   640,683       735,363

Vessel, net                                          73,038,749    76,229,446
                                                     ----------    ----------

Total assets                                        $81,797,671   $85,557,774
                                                    ===========   ===========


LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Liabilities

Charter income received in advance                   $        -     $ 827,303

Interest payable and other liabilities                2,582,047     2,680,297

Mortgage notes                                       78,950,000    82,550,000
                                                     ----------    ----------

Total liabilities                                    81,532,047    86,057,600
                                                     ----------    ----------

Commitments and Contingencies

Stockholders' equity (deficit)

Common stock, no par value; 2,000 shares authorized;

2 shares issued and outstanding                               2             2

Retained earnings (accumulated deficit)                 265,622      (499,828)
                                                      ---------     ---------

Total stockholders' equity (deficit)                    265,624      (499,826)
                                                      ---------     ---------

Total liabilities and stockholders'
  equity (deficit)                                  $81,797,671   $85,557,774
                                                     ==========   ===========



See accompanying Notes to Financial Statements

Statements of Operations and Retained Earnings (Accumulated Deficit)

For the years ended December 31, 2002, 2001 and 2000

(in US$)




                                       2002           2001          2000
                                       ----           ----          ----

Revenue

Charter income                         $9,927,635     $9,927,635    $9,927,635

Interest income                           344,934        327,960       307,270
                                        ---------      ---------     ---------

Total revenue                          10,272,569     10,255,595    10,234,905
                                       ----------     ----------    ----------

Expenses

Interest expense                        6,166,560      6,400,757     6,612,807
Management fees & other expenses           55,182         54,682        50,000
Depreciation                            3,190,697      3,190,697     3,190,697
Amortization of debt issue costs           94,680         94,680        94,680
                                        ---------      ---------     ---------

Total expenses                          9,507,119      9,740,816     9,948,184
                                        ---------      ---------     ---------

Net income                              $ 765,450      $ 514,779     $ 286,721
                                        =========      =========     =========

Accumulated deficit, beginning
of year                                 $(499,828)   $(1,014,607)  $(1,301,328)
                                       ----------    -----------   -----------

Retained earnings
(accumulated deficit), end of year       $265,622     $(499,828)   $(1,014,607)










See accompanying Notes to Financial Statements

Statements of Cash Flows

For the years ended December 31, 2002, 2001, and 2000

(in US$)

                                            2001          2000         2000
Cash flows from operating activities

Net income                             $ 765,450     $ 514,779    $ 286,721

Adjustments to reconcile net
income to net cash provided
by operating activities

Depreciation                           3,190,697     3,190,697    3,190,697
Amortization of debt issue costs          94,680        94,680       94,680

Changes in operating assets
and liabilities

(Decrease) increase in interest
payable and other liabilities           (925,553)      (90,241)     759,728
                                        --------       -------      -------

Net cash provided by
operating activities                   3,125,274      3,709,91    4,331,826
                                       ---------      --------    ---------

Cash flows from investing
activities

Decrease (increase) in
restricted investments                   474,726      (359,915)  (1,781,826)
                                         -------      --------   ----------

Net cash provided by (used in)
investing activities                     474,726      (359,915)  (1,781,826)
                                         -------      --------   ----------

Cash flows from financing activities

Repayment of mortgage notes           (3,600,000)   (3,350,000)  (2,550,000)
                                      -----------   -----------  -----------
Net cash used in financing
activities                            (3,600,000)   (3,350,000)  (2,550,000)
                                      -----------   -----------  -----------

Net Change in Cash                     $       -     $       -    $       -
                                       =========     =========    =========

Supplemental disclosures of cash
flow information:

Cash paid during the period
for interest                          $6,264,810    $6,490,999   $6,680,382
                                      ==========    ==========   ==========


See accompanying Notes to Financial Statements

1.   DESCRIPTION OF BUSINESS

     Golden State Petro (IOM I-A) PLC (the "Company"), together with Golden State Petro (IOM I-B) PLC ("IOM I-B"), has been formed as an Isle of Man public limited company for the purpose of acquiring and chartering two very large crude oil carriers ("VLCCs").

     Golden State Petroleum Transport Corporation ("GSPTC"), a Delaware corporation as an agent for the Company and IOM I-B, issued 8.04% First Preferred Mortgage Term Notes for $127,100,000 (the Term Notes") and Serial First Preferred Mortgage Notes for $51,700,000 (the "Serial Notes") (together the "Notes"). The principal amount of the Term Notes and the Serial Notes allocated to the Company is $63,550,000 and $24,900,000 respectively. The proceeds from the offering and sale of the Notes allocated to the Company, have been used by the Company to fund the construction of a VLCC by Samsung Corporation and Samsung Heavy Industries Co. Ltd. (collectively, the "Builders") under the technical supervision of Chevron Shipping Company as agent for Chevron Transport Corporation (the "Initial Charterer") which is an indirect, wholly-owned subsidiary of Chevron Corporation. The vessel, the "Antares Voyager", renamed from "Frank
     A. Shrontz" (the "Vessel"), was accepted by the Company under the building contract on December 7, 1998 and concurrently was chartered to the Initial Charterer pursuant to an initial charter for a term of eighteen years. The Initial Charterer has an option to terminate the charter on the eighth anniversary of the delivery date of the Vessel. The Initial Charterer's
     obligations   under  the  initial   charter  are   guaranteed   by  Chevron
     Corporation.

     The Company, IOM I-B, and GSPTC are wholly-owned subsidiaries of Golden State Holdings I, Limited, an Isle of Man holding company. Golden State Holdings I, Limited is wholly-owned by Independent Tankers Corporation, a Cayman Islands company ("ITC"), which itself is wholly owned by Hemen Holding Limited, a Cyprus company ("Hemen"). Hemen is the principal shareholder of Frontline Ltd, a publicly listed Bermuda company, and is indirectly controlled by Mr. John Fredriksen, the Chairman and Chief Executive Officer of Frontline. Hemen acquired ITC from Frontline effective as of July 1, 1998, pursuant to a share purchase agreement dated December 23, 1998, as amended on March 4, 1999. Frontline has a five year fair value call option from July 1, 1998, to buy back ITC from Hemen.

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

     Impairment of long-lived assets

     The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). See Note 3.

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

          Mortgage Notes: The carrying value and estimated fair value of the Notes consisted of the following at December 31, 2002:

                                              Fair Value       Carrying Value
                                              ----------       --------------

     Term Notes                              $  63,550,000     $  78,132,742
     Serial Notes                            $  15,400,000     $  16,462,953

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

     In June 2001, the U.S. Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business
     Combinations" which requires the application of the purchase method in accounting for business combinations including the identification of the acquiring enterprise for each transaction. SFAS No. 141 applies to all business combinations initiated after June 30, 2001 and all business combinations accounted for by the purchase method that are completed after June 30, 2001. The adoption of SFAS No. 141 by the Company did not have any impact on the Company's financial position or results of operations.

     In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 applies to all acquired intangible assets whether acquired singly, as part of a group, or in a business combination. The adoption of SFAS No. 142 by the Company on January 1, 2002 did not have any impact on the Company's financial position or results of operations.

     In June 2001, the FASB issued SFAS No. 143, "Accounting for the Asset Retirement Obligations". Under SFAS No. 143, an entity shall recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. If a reasonable estimate of fair value cannot be made in the period the asset retirement obligation is incurred, the liability shall be recognized when a reasonable estimate of fair value can be made. Upon initial recognition of a liability for an asset retirement obligation, an entity shall capitalize an asset retirement cost by increasing the carrying amount of the related long-lived asset by the same amount as the liability. An entity shall subsequently allocate that asset retirement cost to expense using a systematic and rational method over its useful life. SFAS No. 143 applies to legal obligations associated with the retirement of a tangible long-lived asset that result from the acquisition, construction, or development and/or the normal operation of a long-lived asset, with limited exceptions. SFAS No. 143 does not apply to obligations that arise solely from a plan to dispose of a long-lived asset, nor does it apply to obligations that result from the improper operation of an asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Management has not completed their evaluation of the impact of SFAS No. 143 on the Company's results of operations or financial position. However, management does not expect that the adoption of the SFAS No. 143 on January 1, 2003 will have a material impact on the Company's financial position or results of operations.

     In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The objectives of SFAS No. 144 are to address significant issues relating to the implementation of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and to develop a single accounting model based on the framework established in SFAS No. 121 for long-lived assets to be disposed of by sale. SFAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less costs to sell. Additionally, the standard expands the scope of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and will be eliminated from the ongoing operations of the entity in a disposal transaction. The adoption of SFAS No. 144 by the Company on January 1, 2002 did not have any impact on the Company's financial position or results of operations.

     In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." SFAS No. 145 also rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers." SFAS No. 145 also amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Lastly, SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. Certain provisions of SFAS No. 145 became effective during 2002 but did not have any impact on the Company's consolidated financial position or results of operations. The remaining provisions become effective in 2003, but management does not expect that such provisions will have a material impact on the Company's financial position or results of operations.

     In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Under SFAS No. 146, the Company will measure costs associated with an exit or disposal activity at fair value and recognize costs in the period in which the liability is incurred rather than at the date of a commitment to an exist or disposal plan. The Company is required to adopt SFAS No. 146 for all exit and disposal activities initiated after December 31, 2002. Management does not expect that the adoption of the SFAS No. 146 will have a material impact on the Company's financial position or results of operations.

     In November 2002, the FASB issued Interpretation 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Interpretation 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under the guarantee and must disclose that information in its interim and annual financial statements. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. Management does not expect that the adoption of the recognition and measurement provisions of Interpretation 45 will have a material impact on the Company's financial position or results of operations.

     In January 2003, the FASB issued Interpretation 46, "Consolidation of Variable Interest Entities." In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Management does not expect that the adoption of Interpretation 46 will have a material impact on the Company's financial position or results of operations.

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

5.   DEBT ISSUE COSTS

     The  debt issue costs are comprised of the following amounts:

                                                          2002           2001
                                                          ----           ----

   Debt issue costs                                  $1,216,653     $1,216,653
   Accumulated amortization                            (575,970)      (481,290)
                                                      ---------      ---------
                                                      $ 640,683      $ 735,363
                                                      =========      =========
6. VESSEL

                                                          2002           2001

   Cost at beginning of year                        $86,067,428    $86,067,428
                                                    ===========    ===========

   Accumulated depreciation at beginning of year     $9,837,982     $6,647,285
   Charge for year                                    3,190,697      3,190,697
                                                      ---------      ---------
   Accumulated depreciation at end of year         $13,028 ,679     $9,837,982
                                                   ============     ==========

   Net book value at end of year                    $73,038,749    $76,229,446
                                                    ===========    ===========


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

     Serial Notes

     The Serial Notes were issued in the aggregate principal amount of $51,700,000, of which $24,900,000 was allocated to the Company. As of December 31, 2002, the following notes had matured and were paid by the
     Company:



     Maturity date                        Interest Rate          Principal
     -------------                        -------------          ---------

     February 1, 2000                     6.36%                  $2,550,000
     February 1, 2001                     6.46%                  $3,350,000
     February 1, 2002                     6.55%                  $3,600,000

     Set forth below are the allocated principal amounts and the interest rates of the Serial Notes payable on each maturity date for the Company, as at December 31, 2002.

     Maturity date                        Interest Rate          Principal

     February 1, 2003                     6.61%                  3,850,000
     February 1, 2004                     6.70%                  4,100,000
     February 1, 2005                     6.80%                  4,350,000
     February 1, 2006                     6.85%                  3,100,000
                                                                -----------
                                                                $15,400,000

     Interest has been accrued for the Serial Notes from December 24, 1997, and is payable on February 1 and August 1 of each year. As of December 31, 2002, the effective interest rate for the Serial Notes was 6.737% and as of December 31, 2001 and 2000, the effective interest rate for the Serial Notes was 6.702% and 6.666%, respectively.

     Term Notes

     The Term Notes were issued by GSPTC, acting as an agent for both the Company and IOM I-B, in the aggregate principal amount of $127,100,000. The allocated principal amount of Term Notes to the Company is $63,550,000. Interest on the Term Notes of 8.04% is payable semi-annually on each February 1 and August 1.

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

     Mandatory Redemption

     The Serial Notes, together with the Term Notes, will be subject to mandatory redemption on a pro rata basis in an aggregate principal amount equal to the allocated principal amount of the Notes of the Vessel if the Vessel is a total loss, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest (including default interest) to the date fixed for redemption.

     If the Initial Charterer exercises any of its termination options as defined in the Initial Charter, and the Company does not enter into an acceptable replacement charter for the Vessel on or before the date which is one week prior to the next sinking fund payment date for the Term Notes following the effective date of such termination and the Vessel is sold, with the consent of all the holders of the Term Notes, then the outstanding Term Notes will be redeemed in part, from the net proceeds of the sale of the Vessel and the allocable portion of the Restricted Investments account, in an aggregate redemption price equal to the sum of such net proceeds and the allocable portion of the debt service reserve fund. The debt service reserve fund, together with the interest earned thereon, provides for the payment of the average annual sinking fund payment and interest on the Term Notes. If all the holders of the Term Notes do not consent to such a sale, Frontline as Manager, will attempt to re-charter the Vessel.

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

     8.   COMMITMENTS AND CONTINGENCIES

     The following is a schedule by years of minimum future charter income on the non-cancelable portion of the operating lease for the fiscal years ending December 31:

     2003                                                          $9,927,635
     2004                                                           9,927,635
     2005                                                           9,927,635
     2006                                                           9,247,660
                                                                  -----------
                                                                  $39,030,565
                                                                  ===========

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

     There is a concentration of credit risk with respect to Restricted Investments to the extent that all of the amounts are invested with Pacific Mutual Life Insurance.

     There is a concentration of credit risk due to the fact that the sole source of charter income is Chevron Transport Corporation. The Company does not consider this is a significant risk.

     10.  RELATED PARTY TRANSATIONS

     Pursuant to an agreement (the "Management Agreement") between the Company and Frontline (the "Manager"), an affiliate of the Company, the Manager provides administrative, management and advisory services to the Company at an annual fee of $50,000, payable semi-annually. All cost of administering the Company are payable by the Manager from the Management Fee. The Management agreement is effective until termination by either party upon 30 days prior written notice. Management fee expenses and management fee payable as of December 31, 2002, 2001, and 2000 are as follows:

                                            2002          2001         2000
                                            ----          ----         ----

     Management fee expenses           $  50,000     $  50,000    $  50,000
     Management fee payable            $  20,833     $  20,833    $  20,833

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

99.1 Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.2 Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.3      Certifications under Section 906 of the Sarbanes-Oxley Act of 2002.

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


                        Golden State Petro (IOM I-A) PLC
                                  (Registrant)




                            by: /s/ Kate Blankenship
                            ------------------------
                                   (Signature)
                          (Principal Financial Officer)

                           Kate Blankenship, Director

                               Date: June 30, 2003












02089.0007#413882