Form 20-F
period 2003-12-31
GOLDEN STATE PETRO IOM I A PLC
filed 2004-06-30
CIK 1038460

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

 (Mark One)

[_]             REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
                  OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X]               ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended              December 31, 2003
                         -------------------------------------------------------

                                       OR

[_]             TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from
                              --------------------------------------------------

Commission file number                     333-26227
                      ----------------------------------------------------------

                        Golden State Petro (IOM I-A) PLC
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                        Golden State Petro (IOM I-A) PLC
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

                                   Isle of Man
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

              c/o 15-19 Athol Street, Douglas, Isle of Man IM1 1LB
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act.

Title of each class                   Name of each exchange on which registered

     None
-------------------                   ------------------------------------------

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

       Yes    X                   No
          --------                  --------

Indicate by check mark which financial statement item the registrant has elected to follow.

   Item 17                      Item 18   X
          --------                     --------

                               TABLE OF CONTENTS

                                                                            PAGE

PART I

Item 1.    Identity of Directors, Senior Management
           and Advisors                                          Not Applicable

Item 2.    Offer Statistics and Expected Timetable               Not Applicable

Item 3.    Key Information                                                    1

Item 4.    Information on the Company                                         6

Item 5.    Operating and Financial Review and Prospects                      13

Item 6.    Directors, Senior Management and Employees                        16

Item 7.    Major Shareholders and Related Party Transactions                 17

Item 8.    Financial Information                                             18

Item 9.    The Offer and Listing                                             19

Item 10.   Additional Information                                            19

Item 11.   Quantitative and Qualitative Disclosures
           about Market Risk                                                 20

Item 12.   Description of Securities Other Than Equity
           Securities                                                        21

PART II

Item 13.   Defaults, Dividend Arrearages and Delinquencies                   21

Item 14.   Material Modifications to the Rights of Security
           Holders and Use ofProceeds                                        21

Item 15.   Controls and Procedures                                           21

Item 16.   Reserved

Item 16A.  Audit Committee Financial Expert                                  22

Item 16B.  Code of Ethics                                                    22

Item 16C.  Principal Accountant Fees                                         22

Item 16D.  Exemptions From the Listing Standards For
           Audit Committees                                      Not Applicable

PART III

Item 17.   Financial Statements                                  Not Applicable

Item 18.   Financial Statements                                              24

Item 19.   Exhibits                                                          29

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

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

A.   SELECTED FINANCIAL DATA

The selected income statement data of the Company with respect to the fiscal years ended December 31, 2003, 2002 and 2001, and the selected balance sheet data with respect to the fiscal years ended December 31, 2003 and 2002, have been derived from the Company's Financial Statements included herein and should be read in conjunction with such statements and the notes thereto. The selected income statement data with respect to the fiscal years ended December 31, 2000 and 1999 and the selected balance sheet data with respect to the fiscal years ended December 31, 2001, 2000 and 1999 has been derived from financial statements of the Company not included herein. The following table should also be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the Company's Consolidated Financial Statements and Notes thereto included herein. The Company's accounts are maintained in US dollars.


                                                              Year Ended
                                       2003         2002          2001          2000         1999
                                       -------------------------------------------------------------
(in US$, except share data)
Total revenues                       10,292,446   10,272,569    10,255,595    10,234,905  10,188,790
Net income (loss)                     1,080,070      765,450       514,779       286,721      91,929
Cash dividends per share                      -            -             -             -           -

Vessel, net                          69,848,052   73,038,749    76,229,446    79,420,143  82,610,840
Total Assets                         78,921,705   81,797,671    85,557,774    88,483,236  89,986,787
Total Short Term Note Obligations     4,100,000    3,850,000     3,600,000     3,350,000   2,550,000
Total Long Term Note Obligations     71,000,000   75,100,000    78,950,000    82,550,000  85,900,000
Common Shares                                 2            2             2             2           2
Common Shares Outstanding                     2            2             2             2           2

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

Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings

A government could requisition for title or seize our vessel. Requisition for title occurs when a government takes control of a vessel and becomes her owner. Also, a government could requisition our vessel for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes her charter at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of our vessel would negatively impact our revenues.

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

Substantial leverage and debt service could affect our ability to grow and service our debt obligations

We are highly leveraged. As of December 31, 2003, we had $75.10 million in total indebtedness outstanding and stockholders' equity of $1.35 million. The degree to which we are leveraged could have important consequences for the holders of our Notes, including:

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

ITEM 4. INFORMATION ON THE COMPANY

A.   HISTORY AND DEVELOPMENT OF THE COMPANY

Golden State Petro (IOM I-A) PLC (the "Company"), and Golden State Petro (IOM I-B) PLC (IOM I-B) (together, the "Companies"), are Isle of Man public limited companies, each formed for the purpose of acquiring and chartering a very large crude oil carrier (a "VLCC" or, the "Vessel").

Golden State Petroleum Transport Corporation ("GSPTC"), a Delaware corporation as an agent for the Company and IOM I-B, issued 8.04% First Preferred Mortgage Term Notes for $127,100,000 (the "Term Notes") and Serial First Preferred Mortgage Notes for $51,700,000 (the "Serial Notes") (together the "Notes"). The principal amount of the Term Notes and the Serial Notes allocated to the Company is $63,550,000 and $24,900,000 respectively. The proceeds from the offering and sale of the Notes allocated to the Company, were used by the Company to fund the construction of a VLCC by Samsung Corporation and Samsung Heavy Industries Co. Ltd. (together the "Builders") under the technical supervision of the Chevron Shipping Company as agent for Chevron Transport Corporation (the "Initial Charterer") which is an indirect, wholly-owned subsidiary of Chevron Corporation. The Vessel, the "Antares Voyager" (renamed from the "Frank A. Shrontz"), was accepted by the Company under the building contract on December 7, 1998 and concurrently was delivered to the Initial Charterer under an initial charter for a term of eighteen years (the "Initial Charter"). The Vessel is a double-hulled carrier of approximately 308,500 deadweight tonnes ("dwt") and is currently registered under the Bahamian Flag. The Initial Charterer has an option to terminate the charter on the eighth anniversary of the delivery date of the Vessel. The Initial Charterer's obligations under the Initial Charter are guaranteed by Chevron Corporation.

The Company, IOM I-B, and GSPTC are wholly-owned subsidiaries of Golden State Holdings I, Limited, an Isle of Man holding company. Golden State Holdings I, Limited is wholly-owned by Independent Tankers Corporation, a Cayman Islands company ("ITC"), which itself is wholly owned by Frontline Ltd., a Bermuda company ("Frontline"), whose shares are listed on the New York, London and Oslo Stock Exchanges.

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

Environmental Regulation--IMO.

In April 2001, the International Maritime Organization, or IMO, the United Nations' agency for maritime safety, revised its regulations governing tanker design and inspection requirements. The regulations, which became effective September 2002, provide for a more aggressive phase-out of single hull oil tankers as well as increased inspection and verification requirements. They provide for the phase-out of most single hull oil tankers by 2015 or earlier, depending on the age of the vessel and whether or not the vessel complies with requirements for protectively located segregated ballast tanks. Segregated ballast tanks use ballast water that is completely separate from the cargo oil and oil fuel system. Segregated ballast tanks are currently required by the IMO on crude oil tankers constructed after 1983. The changes, which will likely increase the number of tankers that are scrapped beginning in 2004, are intended to reduce the likelihood of oil pollution in international waters.

The regulations identify three categories of tankers based on cargo carrying capacity and the presence or absence of protectively located segregated ballast tanks. Under the new IMO regulations, single-hull oil tankers with carrying capacities of 20,000 deadweight, or dwt, tons and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do not comply with IMO requirements for protectively located segregated ballast tanks will be phased out no later than 2007. Single-hull oil tankers with similar carrying capacities which do comply with IMO requirements for protectively located segregated ballast tanks are to be phased out by 2015, depending on the date of delivery of the vessel. All other single-hull oil tankers with carrying capacities of 5,000 dwt and above and not falling into one of the above categories will also be phased out by 2015, depending on the date of delivery of the vessel.

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

Proposed EU Regulations

The International Maritime Organization has approved an accelerated timetable for the phase-out of single hull oil tankers. The new regulations, which became effective in September 2002, require the phase-out of most single hull oil tankers by 2015 or earlier, depending on the age of the tanker and whether or not it has segregated ballast tanks. Under the new regulations the maximum permissible age for single hull tankers after 2007 will be 26 years, as opposed to 30 years under current regulations. The amendments to the International Convention for the Prevention of Marine Pollution from Ships 1973, as amended in 1978, accelerates the phase-out schedule previously set by the IMO in 1992. We expect that the European Union will incorporate the IMO regulations so that port states may enforce them.

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

C.   ORGANIZATIONAL STRUCTURE

The Company, IOM I-B, and GSPTC are wholly-owned subsidiaries of GSH, an Isle of Man holding company. GSH is a wholly-owned subsidiary of ITC, a Cayman Islands corporation. ITC is a wholly-owned subsidiary of Frontline Ltd., a Bermuda company whose shares are listed on the New York, London and Oslo Stock Exchanges.

The Company does not have any subsidiaries.

D.   PROPERTY, PLANTS AND EQUIPMENT

Other than the Vessel referred to above, the Company has no property.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.   OPERATING RESULTS

The Company was formed as an Isle of Man public limited company for the purpose of acquiring and chartering a Vessel.

At the time of the issuance of the Notes by GSPTC, the Closing Date, the Company
(i) received the net proceeds from the sale of the Notes, (ii) paid the first installment of the purchase price of the Vessel, (iii) paid certain legal, printing, rating and other fees and expenses, and (iv) deposited the balance of the net proceeds from the sale of the Notes into a guaranteed investment contract, or Pre-Funding Account. In addition, the Company entered into a building contract (the Building Contract), the Technical Supervision Agreements, the Initial Charter, the Management Agreement and certain security agreements for the benefit of the holders of the Notes and became the beneficiary of a Building Contract guarantee and the Chevron guarantee.

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

Recently  Issued  Accounting  Standards and Securities  and Exchange  Commission
Rules

In April 2003, the U.S. Financial Accounting Standards Board ("FASB") issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS 149 amends SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," to provide clarification on the meaning of an underlying, the characteristics of a derivative that contains financing components and the meaning of an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors. SFAS 149 will be applied prospectively and is effective for contracts entered into or modified after June 30, 2003. Adoption of SFAS 149, effective July 1, 2003, did not have any effect on the Company's financial statements.

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and is effective for financial instruments entered into or modified after May 31, 2003 and for all such instruments on July 1, 2003. Adoption of SFAS 150, effective July 1, 2003, did not have an effect on the Company's financial statements.

In January 2003, the FASB issued Interpretation 46, Consolidation of Variable Interest Entities. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established.

In December 2003, the FASB published a revision to FIN 46 to clarify some of the provisions of the interpretation and defer to the effective date of implementation for certain entities. Interpretation 46 does not affect the Company's financial statements.

Results of Operations

Year Ended December 31, 2003 compared with the Year Ended December 31, 2002

In each of the years ended December 31, 2003 and 2002, the Company earned $9,927,635 charter income, which represents hire for one complete year at a rate of $27,199 per day. In the year ended December 31, 2003, the Company earned $364,813 interest income, increased from $344,934 in 2002 due to higher average cash balances throughout the period.

Interest expense was $5,913,632 in 2003 compared with $6,166,560 in 2002, the decrease being due to the repayment of $3,850,000 of Serial Notes on February 1, 2003.

In each of the years ended December 31, 2003 and 2002 depreciation expense of $3,190,697 represents one year's charge.

Net income was $1,080,070 for the period ended December 31, 2003 compared with $765,450 in 2002.

Year Ended December 31, 2002 compared with the Year Ended December 31, 2001

In each of the years ended December 31, 2002 and 2001, the Company earned $9,927,635 charter income, which represents hire for one complete year at a rate of $27,199 per day. In the year ended December 31, 2002, the Company earned $344,934 interest income, increased from $327,960 in 2001 due to higher average cash balances throughout the period.

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

Name                         Age            Position with the Company
----                         ---            -------------------------

Andrew James Baker           45             Secretary
Kate Blankenship             39             Director
John Michael Killip          60             Director
Tor Olav Tr0im               41             Director

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

Tor Olav Tr0im: Mr. Tr0im has been a director of Golden State Petro (IOM I-A) PLC since November 1, 1998. Mr. Tr0im has been a director of Frontline since July 1, 1996. He is a director of Aktiv Inkasso ASA and Northern Oil ASA, both Norwegian Oslo Stock Exchange listed companies and Northern Offshore Ltd., a Bermuda company listed on the Oslo Stock Exchange. From January 1992, Mr. Tr0im served as Managing Director and a member of the Board of Directors of DNO AS, a Norwegian oil company. Since May 2000, Mr. Tr0im has been a director and Vice-Chairman of Knightsbridge Tankers Ltd, a Bermuda company listed on the NASDAQ Exchange. Mr. Tr0im has served as a director of Golar LNG Limited, a Bermuda company listed on the NASDAQ and Oslo Stock Exchanges since May 2001.

B. COMPENSATION

During 2003, the Company paid its directors and officers aggregate compensation of (pound)750.

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

                              Beneficial Ownership

                              Name and                Number
     Class of                 address of              of           Percent
     Shares                   Beneficial Owners       Shares       of Class
     ------                   -----------------       ------       --------

     Common Shares            Frontline Ltd.(1)       2            100%

(1) The issued and outstanding shares of the Company are owned by GSH. All of the issued and outstanding shares of GSH are owned by ITC. All of the issued and outstanding shares of ITC are owned by Frontline Ltd., a Bermuda company whose shares are listed on the New York, London and Oslo Stock Exchanges.

All of the Company's issued and outstanding ordinary shares have been pledged to the Indenture Trustee.

There are no differences in the voting rights of the major shareholders.

The Company is not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

B. RELATED PARTY TRANSACTIONS

Pursuant to the Management Agreement between the Company and Frontline, an affiliate of the Company, the Manager provides administrative, management and advisory services to the Company at an annual fee of $50,000, payable semi-annually. All costs of administering the Company are payable by the Manager from the Management Fee. The Management agreement is effective until termination by either party upon 30 days prior written notice. Management fee expenses and management fee payable for each of the years ended December 31, 2003, 2002, and 2001 were $50,000 and $20,833, respectively.

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

F. DIVIDENDS AND PAYING AGENTS

Not Applicable

G. STATEMENT BY EXPERTS

Not Applicable

H. DOCUMENTS ON DISPLAY

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the accompanying exhibits may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at 500 West Madison Street, Suite 1400, Northwestern Atrium Center, Chicago, Illinois 60661. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website
(http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, documents referred to in this annual report may be inspected at the office of the Manager at Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton, Bermuda.

I. SUBSIDIARY INFORMATION

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a)  Quantitative information about market risk

     Quantitative information about market risk instruments at December 31, 2003 is as follows:

     i)   Serial Notes

     The Serial Notes bear interest at rates ranging from 6.61% to 6.85% through maturity. The Serial Notes mature over a seven-year period that began on February 1, 2000. Interest is payable semi-annually on February 1 and August 1.

     The outstanding Serial Notes have the following characteristics:

     Maturity date                                 Interest rate       Principal
     -------------                                 -------------       ---------
     February 1, 2004                              6.70%               4,100,000
     February 1, 2005                              6.80%               4,350,000
     February 1, 2006                              6.85%               3,100,000
                                                                     -----------
                                                                     $11,550,000

     As of December 31, 2003 and 2002, the effective interest rate for the Serial Notes was 6.779% and 6.737%, respectively.

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

     As of December 31, 2003, the Company carried out an evaluation, with the assistance of the Manager, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the principal executive officers and principal financial officers concluded that the Company's disclosure controls and procedures are effective in alerting them timely to material information relating to the Company required to be included in the Company's periodic SEC filings.

(d)  Changes in internal controls

     There have been no changes in internal controls over financial reporting (identified in connection with management's evaluation of such internal controls over financial reporting) that occurred during the year covered by this annual report that has materially affected, or is reasonably likely to materiallly affect, the Company's internal controls over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company's equity is neither listed nor publicly traded. The equity is held by one beneficial holder, Golden State Holdings I, Limited. The Company's obligations toward its bondholders are set out in detail in covenants contained in the Indenture for their Notes. Accordingly the Company's Board of Directors has determined that the role played by an audit committee would have no applicability to the Company.

ITEM 16B. CODE OF ETHICS

The Company's equity is neither listed nor publicly traded. The equity is held by one beneficial holder, Golden State Holdings I, Limited. The Company's obligations toward its bondholders are set out in detail in covenants contained in the Indenture for their Notes. Accordingly the Company's Board of Directors has determined that the role played by a code of ethics would have no applicability to the Company.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

(a) Audit Fees

The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by the principal accountant for the audit of the Company's annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements for the two most recent fiscal years.

     Fiscal year ended December 31, 2003                             $ 12,500
     Fiscal year ended December 31, 2002                             $ 16,074

(b) Audit -Related Fees

For the fiscal years ended December 31, 2003 and 2002, there have been no assurance and related services rendered by the principal accountant related to the performance of the audit or review of the Company's financial statements which have not been reported under Audit Fees above.

(c) Tax Fees

For the fiscal years ended December 31, 2003 and 2002, there have been no aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

(d) All Other Fees

For the fiscal years ended December 31, 2003 and 2002, there have been no aggregate fees billed for professional services rendered by the principal accountant for services other than Audit Fees, Audit-Related Fees and Tax Fees set forth above.

(e) Audit Committee's Pre-Approval Policies and Procedures

The Company does not currently have a separate audit committee. The Company expects to have an audit committee and an audit committee financial expert in the year 2005.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable

ITEM 18. FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-11 together with the report of Grant Thornton LLP thereon, are filed as part of this annual report:

Index to Financial Statements

Report of Independent Certified Public Accountants                           F-1

Balance Sheets at December 31, 2003 and 2002                                 F-2

Statements of Operations and Accumulated Deficit for
the Years Ended December 31, 2003, 2002 and 2001                             F-3

Statements of Cash Flows for the Years Ended
December 31, 2003, 2002 and 2001                                             F-4

Notes to Financial Statements                                                F-5

               Report of Independent Certified Public Accountants

To the Board of Directors of
Golden State Petro (IOM I-A) PLC

We have audited the accompanying balance sheets of Golden State Petro (IOM I-A) PLC (a company incorporated in the Isle of Man), a wholly-owned subsidiary of Golden State Holdings I, Limited, as of December 31, 2003 and 2002, and the related statements of operations and retained earnings (accumulated deficit), and cash flows for the years ended December 31, 2003, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Golden State Petro (IOM I-A) PLC as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years ended December 31, 2003, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
June 11, 2004

Balance Sheets

As of December 31, 2003 and 2002

(in US$)

ASSETS                                                        2003          2002

Restricted investments                                 $ 8,485,865   $ 8,118,239

Debt issue costs, net                                      587,788       640,683

Vessel, net                                             69,848,052    73,038,749
                                                       -----------   -----------

Total assets                                           $78,921,705   $81,797,671
                                                       ===========   ===========

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Liabilities

Interest payable and other liabilities                   2,476,011     2,582,047

Mortgage notes                                          75,100,000    78,950,000
                                                       -----------   -----------

Total liabilities                                       77,576,011    81,532,047
                                                       -----------   -----------

Commitments and Contingencies

Stockholders' equity (deficit)

Common stock, no par value; 2,000 shares authorized;

2 shares issued and outstanding                                  2             2

Retained earnings                                        1,345,692       265,622
                                                       -----------   -----------

Total stockholders' equity                               1,345,694       265,624
                                                       -----------   -----------

Total liabilities and stockholders' equity             $78,921,705   $81,797,671
                                                       ===========   ===========

See accompanying Notes to Financial Statements

Statements of Operations and Retained Earnings (Accumulated Deficit)

For the years ended December 31, 2003, 2002 and 2001

(in US$)
                                                   2003           2002            2001
Revenue

Charter income                             $  9,927,635   $  9,927,635    $  9,927,635

Interest income                                 364,811        344,934         327,960
                                           ------------   ------------    ------------

Total revenue                                10,292,446     10,272,569      10,255,595
                                           ------------   ------------    ------------

Expenses

Interest expense                              5,913,632      6,166,560       6,400,757
Management fees & other expenses                 55,152         55,182          54,682
Depreciation                                  3,190,697      3,190,697       3,190,697
Amortization of debt issue costs                 52,895         94,680          94,680
                                           ------------   ------------    ------------

Total expenses                                9,212,376      9,507,119       9,740,816
                                           ------------   ------------    ------------

Net income                                 $  1,080,070   $    765,450    $    514,779
                                           ============   ============    ============

Retained earnings (accumulated deficit),
start of year                              $    265,622   $   (499,828)   $ (1,014,607)
                                           ------------   ------------    ------------

Retained earnings (accumulated deficit),
end of year                                $  1,345,692   $    265,622    $   (499,828)
                                           ============   ============    ============

See accompanying Notes to Financial Statements

Statements of Cash Flows

For the years ended December 31, 2003, 2002, and 2001

(in US$)
                                                            2003           2002           2001
Cash flows from operating activities

Net income                                           $ 1,080,070    $   765,450    $   514,779

Adjustments to reconcile net income to
net cash provided by operating activities

Depreciation                                           3,190,697      3,190,697      3,190,697

Amortization of debt issue costs                          52,895         94,680         94,680

Changes in operating assets and liabilities

(Decrease) increase in interest payable
and other liabilities                                   (106,036)      (925,553)       (90,241)
                                                     -----------    -----------    -----------

Net cash provided by operating activities              4,217,626      3,125,274      3,709,915
                                                     -----------    -----------    -----------

Cash flows from investing activities

Decrease (increase) in restricted investments           (367,626)       474,726       (359,915)
                                                     -----------    -----------    -----------

Net cash provided by (used in) investing
activities                                              (367,626)       474,726       (359,915)
                                                     -----------    -----------    -----------

Cash flows from financing activities

Repayment of mortgage notes                           (3,850,000)    (3,600,000)    (3,350,000)
                                                     -----------    -----------    -----------
Net cash used in financing activities                 (3,850,000)    (3,600,000)    (3,350,000)
                                                     -----------    -----------    -----------

Net Change in Cash                                   $        --    $        --    $        --
                                                     ===========    ===========    ===========

Supplemental disclosures of cash flow information:
Cash paid during the period for interest             $ 6,019,668    $ 6,264,810    $ 6,490,999
                                                     ===========    ===========    ===========

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

     The Company, IOM I-B, and GSPTC are wholly-owned subsidiaries of Golden State Holdings I, Limited, an Isle of Man holding company. Golden State Holdings I, Limited is wholly-owned by Independent Tankers Corporation, a Cayman Islands company ("ITC"), which itself is wholly owned by Frontline Ltd., a Bermuda company ("Frontline"), whose shares are listed on the New York, London and Oslo Stock Exchanges.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation

     The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

     Allocation of Mortgage Notes

     The Company is jointly and severally liable under the Notes with IOM I-B for the issued amount of $178,800,000. At December 31, 2003 the amount outstanding on the Notes was $151,700,000. In preparing the separate company financial statements of the Company and IOM I-B, the aggregate amount of the Notes has been allocated so as to reflect the difference in the contracted cost of the vessels.

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

          Mortgage Notes: The carrying value and estimated fair value of the Notes consisted of the following at December 31, 2003:

     ---------------------------------------------------------------------------
                                  2003          2003          2002          2002
                              Carrying    Fair Value      Carrying          Fair
                                 Value                       Value         Value
     ---------------------------------------------------------------------------
     Term Notes             63,550,000    61,829,066    63,550,000    78,132,742
     Serial Notes           11,550,000    12,017,829    15,400,000    16,462,953

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

3.   ADOPTION OF NEW ACCOUNTING STANDARDS

     In April 2003, the U.S. Financial Accounting Standards Board ("FASB") issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS 149 amends SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," to provide clarification on the meaning of an underlying, the characteristics of a derivative that contains financing components and the meaning of an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors. SFAS 149 will be applied prospectively and is effective for contracts entered into or modified after June 30, 2003. Adoption of SFAS 149, effective July 1, 2003, did not have any effect on the Company's financial statements.

     In May 2003, The FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and is effective for financial instruments entered into or modified after May 31, 2003 and for all such instruments on July 1, 2003. Adoption of SFAS 150, effective July 1, 2003, did not have an effect on the Company's financial statements.

     In January 2003, the FASB issued Interpretation 46, Consolidation of Variable Interest Entities. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established.

     In December 2003, the FASB published a revision to FIN 46 to clarify some of the provisions of the interpretation and defer to the effective date of implementation for certain entities. Interpretation 46 does not affect the Company's financial statements.

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

5.   DEBT ISSUE COSTS

     The debt issue costs are comprised of the following amounts:

                                                            2003           2002

     Debt issue costs                               $  1,216,653   $  1,216,653
     Accumulated amortization                           (628,865)      (575,970)
                                                    ------------   ------------
                                                    $    587,788   $    640,683
                                                    ============   ============

6.   VESSEL

                                                            2003           2002

     Cost at beginning of year                      $ 86,067,428   $ 86,067,428
                                                    ============   ============

     Accumulated depreciation at beginning of year  $ 13,028,679   $  9,837,982
     Charge for year                                   3,190,697      3,190,697
                                                    ------------   ------------
     Accumulated depreciation at end of year        $ 16,219,376   $ 13,028,679
                                                    ============   ============

     Net book value at end of year                  $ 69,848,052   $ 73,038,749
                                                    ============   ============

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

     Serial Notes

     The Serial Notes were issued in the aggregate principal amount of $51,700,000, of which $24,900,000 was allocated to the Company. As of December 31, 2003, the following notes had matured and were paid by the
     Company:

     Maturity date                                 Interest Rate       Principal

     February 1, 2000                                       6.36%     $2,550,000
     February 1, 2001                                       6.46%     $3,350,000
     February 1, 2002                                       6.55%     $3,600,000
     February 1, 2003                                       6.61%      3,850,000

     Set forth below are the allocated principal amounts and the interest rates of the Serial Notes payable on each maturity date for the Company, as at December 31, 2002.

     Maturity date                                 Interest Rate       Principal

     February 1, 2004                                       6.70%      4,100,000
     February 1, 2005                                       6.80%      4,350,000
     February 1, 2006                                       6.85%      3,100,000
                                                                      ----------
                                                                     $11,550,000

     Interest has been accrued for the Serial Notes from December 24, 1997, and is payable on February 1 and August 1 of each year. As of December 31, 2003, the effective interest rate for the Serial Notes was 6.779%.

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

8.   COMMITMENTS AND CONTINGENCIES

     The following is a schedule by years of minimum future charter income on the non-cancelable portion of the operating lease for the fiscal years ending December 31:

     2004                                                             $9,927,635
     2005                                                              9,927,635
     2006                                                              9,247,660
                                                                     -----------
                                                                     $29,102,930

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

10.  RELATED PARTY TRANSACTIONS

     Pursuant to an agreement (the "Management Agreement") between the Company and Frontline (the "Manager"), an affiliate of the Company, the Manager provides administrative, management and advisory services to the Company at an annual fee of $50,000, payable semi-annually. All cost of administering the Company are payable by the Manager from the Management Fee. The Management agreement is effective until termination by either party upon 30 days prior written notice. Management fee expenses and management fee payable as of December 31, 2003, 2002, and 2001 are as follows:

                                             2003           2002           2001

     Management fee expenses              $50,000        $50,000        $50,000
     Management fee payable               $20,833        $20,833        $20,833

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

31.1 Certification of Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

31.2 Certification of Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

32.1   Certification of Principal Executive Officer pursuant to 18 U.S.C.
       Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2   Certification of Principal Financial Officer pursuant to 18 U.S.C.
       Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Incorporated by reference to the filing indicated.

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

                        Golden State Petro (IOM I-A) PLC
                                  (Registrant)


                            by: /s/ Kate Blankenship
                                --------------------
                                   (Signature)

                           Kate Blankenship, Director

                               Date: June 28, 2004

02089.0007 #495979