Form 20-F/A
period 2003-12-31
GOLDEN STATE PETRO IOM I A PLC
filed 2004-06-30
CIK 1038460

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F/A

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

       Yes    X                   No
          --------                  --------

Indicate by check mark which financial statement item the registrant has elected to follow.

   Item 17                      Item 18   X
          --------                     --------


Explanatory Notice
------------------
This amended 20-F is filed to correct a typographical error contained in the original 20-F filed on the same date hereof.

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

ITEM 17. FINANCIAL STATEMENTS

Not Applicable

ITEM 18. FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-11 together with the report of Grant Thornton LLP thereon, are filed as part of this annual report:

Index to Financial Statements

Report of Independent Registered Public Accounting Firm                      F-1

Balance Sheets at December 31, 2003 and 2002                                 F-2

Statements of Operations and Accumulated Deficit for
the Years Ended December 31, 2003, 2002 and 2001                             F-3

Statements of Cash Flows for the Years Ended
December 31, 2003, 2002 and 2001                                             F-4

Notes to Financial Statements                                                F-5

               Report of Independent Registered Public Accounting Firm

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