Form 20-F
period 2006-12-31
GOLDEN STATE PETRO IOM I A PLC
filed 2007-06-26
CIK 1038460

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

                       For the fiscal year ended December 31, 2006
                   ------------------------------------------------------

                                       OR

[  ]             TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[  ]   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

Date of event requiring this shell company report
                                                 -------------------------------

For the transition period from
                                 -----------------------------------------------
Commission file number 333-26227
                       ---------------------------------------------------------

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

Securities registered or to be registered pursuant to section 12(b) of the Act

         Title of each class                    Name of each exchange
             None
------------------------------------       -------------------------------------

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

                2 Shares of Common Stock, no par value per share
--------------------------------------------------------------------------------

Indicate by check mark if the  registrant is a well-known  seasoned  issuer,  as
defined in Rule 405 of the Securities Act.              [    ] Yes    [ X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934.                    [    ] Yes    [ X] No

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days.                      [ X ] Yes    [ ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated               Accelerated             Non-accelerated
filer [    ]                    filer [    ]               filer [ X ]

Indicate by check mark which financial statement item the registrant has elected to follow:

                                                  [   ] Item 17    [ X ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                                                        [    ] Yes    [ X] No

                          INDEX TO REPORT ON FORM 20-F

                                                                            PAGE
PART I

Item 1.   Identity of Directors, Senior Management and Advisors...............1
Item 2.   Offer Statistics and Expected Timetable.............................1
Item 3.   Key Information.....................................................1
Item 4.   Information on the Company..........................................6
Item 4A.  Unresolved Staff Comments..........................................18
Item 5.   Operating and Financial Review and Prospects.......................18
Item 6.   Directors, Senior Management and Employees.........................21
Item 7.   Major Shareholders and Related Party Transactions..................23
Item 8.   Financial Information..............................................23
Item 9.   The Offer and Listing..............................................24
Item 10.  Additional Information.............................................24
Item 11.  Quantitative and Qualitative Disclosures about Market Risk.........26
Item 12.  Description of Securities Other Than Equity Securities.............27

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies....................28
Item 14.  Material  Modifications  to the  Rights  of  Security  Holders
          and Use of Proceeds................................................28
Item 15.  Controls and Procedures ...........................................28
Item 16.  Reserved ..........................................................28
Item 16A. Audit Committee Financial Expert...................................28
Item 16B. Code of Ethics.....................................................28
Item 16C. Principal Accountant Fees and Services.............................28
Item 16D. Exemptions From the Listing Standards For
          Audit Committees...................................................29
Item 16E. Purchases of Equity securities by the Issuer and Affiliated
          Purchasers.........................................................29

PART III

Item 17.  Financial Statements...............................................30
Item 18.  Financial Statements...............................................30
Item 19.  Exhibits...........................................................30

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

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.  KEY INFORMATION

Throughout this report, the "Company," "we," "us" and "our" all refer to Golden State Petro (IOM I-A) plc. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Unless otherwise indicated, all references to "USD" and "$" in this report are to, and amounts are presented in, U.S. dollars.

A.  Selected Financial Data

The selected income statement data of the Company with respect to the fiscal years ended December 31, 2006, 2005, and 2004, and the selected balance sheet data with respect to the fiscal years ended December 31, 2006 and 2005, have been derived from the Company's financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected income statement data with respect to the fiscal years ended December 31, 2003 and 2002 and the selected balance sheet data with respect to the fiscal years ended December 31, 2004, 2003 and 2002 have been derived from financial statements of the Company not included herein. The following table should also be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the Company's Financial Statements and Notes thereto included herein. The Company's accounts are maintained in US dollars.

                                           Fiscal year ended December 31,
                                        2006      2005    2004    2003    2002
(in thousands of $, except
share data)

 Income Statement data
 Total operating revenues              9,960     9,928   9,928   9,928   9,928
 Net income                            2,061     1,700   1,385   1,080     765

 Per share data:
 Dividends per share                       -         -       -       -       -

 Balance sheet data:
 Vessel, net                          60,276    63,467  66,657  69,848  73,039
 Total assets                         73,058    73,319  76,092  78,922  81,798
 Total short term note obligations     1,340     3,100   4,350   4,100   3,850
 Total long term note obligations     62,210    63,550  66,650  71,000  75,100
 Stockholder's equity                  6,492     4,431   2,731   1,346     266
 Number of shares                          2         2       2       2       2


B.  Capitalization and Indebtedness

Not Applicable

C. Reasons for the offer and use of proceeds

Not Applicable

D.  Risk Factors

We are currently engaged in transporting crude oil and oil products. The following summarizes some of the risks that may materially affect our business, financial condition or results of operations.

The cyclical nature of the tanker industry may lead to volatile changes in charter rates which may adversely affect our earnings

Our vessel is currently operated under a bareboat charter to Chevron Transport Corporation, which we refer to as Chevron. The charter commenced on December 7, 1998, the delivery date of our vessel, and ends on the eighteenth anniversary of such delivery date. Chevron had an option to terminate the charter on the eighth anniversary of the delivery date of the vessel, December 7, 2006, and has termination options in each of the four subsequent two-year anniversaries thereof. For the remaining optional termination dates, Chevron must give us (i) non-binding notice of its intent to exercise such the option nine months prior to the optional termination date and (ii) irrevocable notice of such exercise six months prior to the optional termination date.

Historically, the tanker industry has been highly cyclical, with volatility in profitability and asset values resulting from changes in the supply of and demand for tanker capacity. If the tanker market is depressed in the future when our vessel's charter expires or is terminated, our earnings and available cash flow may decrease. The charter rates payable under time charters or in the spot market will depend upon, among other things, economic conditions in the tanker market. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products.

The factors affecting the supply and demand for tanker vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The factors that influence demand for tanker capacity include:

      o  changes in global crude oil production;
      o demand for oil and production of crude oil and refined petroleum products;
      o  changes in oil production and refining capacity;
      o  global and regional economic and political conditions;
      o  the distance oil and oil products are to be moved by sea;
      o  environmental and other regulatory developments; and
      o changes in seaborne and other transportation patterns, including changes in the distances over which cargo is transported due to geographic changes in where commodities are produced, oil is refined and cargoes are used.

The factors that influence the supply of tanker capacity include:

      o  the number of newbuilding deliveries;
      o  the scrapping rate of older vessels;
      o  port or canal congestion;
      o  the number of vessels that are out of service; and
      o national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage.

If the number of new ships delivered exceeds the number of tankers being scrapped and lost, tanker capacity will increase. If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, the charter rates paid for our vessel could materially decline.

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

We cannot predict at this time any of the factors that the charterer will consider in deciding whether to exercise any of its remaining termination options under the charter. It is likely, however, that the charterer would consider a variety of factors, which may include whether a vessel is surplus or suitable to their requirements and whether competitive charterhire rates are available to them in the open market at that time.

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

We operate in the highly competitive international tanker market which could affect our position at the end of our current charter and if Chevron terminates its charter earlier

The operation of tanker vessels and transportation of crude and petroleum products is an extremely competitive business. Competition arises primarily from other tanker owners, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources than us. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. During the term of our existing charter with Chevron we are not exposed to the risk associated with this competition. At the end of our current charter and in the event that Chevron terminates the charter on any of the remaining optional termination dates, we will have to compete with other tanker owners, including major oil companies as well as independent tanker companies for charters. Due in part to the fragmented tanker market, competitors with greater resources could enter and operate larger fleets through acquisitions or consolidations and may be able to offer better prices and fleets, which could result in our achieving lower revenues from our VLCC oil tanker.

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

We may not have adequate insurance at the end of the existing charter or if Chevron terminates its charter prior to that time

There are a number of risks associated with the operation of ocean-going vessels, including mechanical failure, collision, human error, war, terrorism, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. Any of these events may result in loss of revenues, increased costs and decreased cash flows. In addition, following the terrorist attack in New York City on September 11, 2001, and the military response of the United States, the likelihood of future acts of terrorism may increase, and our vessel may face higher risks of attack. Future hostilities or other political instability, as shown by the attack on the Limburg in Yemen in October 2002, could affect our trade patterns and adversely affect our operations and our revenues, cash flows and profitability. In addition, the operation of any vessel is subject to the inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade.

Under the existing charter, Chevron bears all risks associated with the operation of our vessel including the total loss of the vessel. However, we cannot assure holders of the Notes that we will adequately insure against all risks at the end of the existing charter or in the event our existing charter is terminated. We may not be able to obtain adequate insurance coverage at reasonable rates for our vessel in the future and the insurers may not pay particular claims. For example, a catastrophic spill could exceed our insurance coverage and have a material adverse effect on our financial condition. In addition, we may not be able to procure adequate insurance coverage at commercially reasonable rates in the future and we cannot guarantee that any particular claim will be paid. In the past, new and stricter environmental regulations have led to higher costs for insurance covering environmental damage or pollution, and new regulations could lead to similar increases or even make this type of insurance unavailable. Furthermore, even if insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement ship in the event of a loss. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our payment of these calls could result in significant expenses to us that could reduce our cash flows and place strains on our liquidity and capital resources.

Governments could requisition our vessel during a period of war or emergency, resulting in a loss of earnings

A government could requisition for title or seize our vessel. Requisition for title occurs when a government takes control of a vessel and becomes her owner. Also, a government could requisition our vessel for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. This amount could be materially less than the charterhire that would have been payable otherwise. In addition, we would bear all risk of loss or damage to a vessel under requisition for hire.

Our operations outside the United States expose us to global risks that may interfere with the operation of our vessel

We are an international company and primarily conduct our operations outside of the United States. Changing economic, regulatory, political and governmental conditions in the countries where we are engaged in business or where our vessel is registered affect us. Hostilities or other political instability in regions where our vessel trades could affect our trade patterns and adversely affect our operations and performance. The terrorist attacks against targets in the United States on September 11, 2001 and the military response by the United States has increased the likelihood of acts of terrorism worldwide. Acts of terrorism, regional hostilities or other political instability, as shown by the attack on the Limburg in Yemen in October 2002, attacks on oil pipelines during and subsequent to the Iraq war in 2003 and attacks on expatriate workers in the Middle East could adversely affect the oil trade and reduce our revenue or increase our expenses.

Terrorist attacks, such as the attacks on the United States on September 11, 2001, and other acts of violence or war may affect the financial markets and our business, results of operations and financial condition

As a result of the September 11, 2001 terrorist attacks and subsequent events, there has been considerable uncertainty in the world financial markets. The full effect of these events, as well as concerns about future terrorist attacks, on the financial markets is not yet known, but could include, among other things, increased volatility in the price of securities. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. Future terrorist attacks may also negatively affect our operations and financial condition and directly impact our vessel or our customers. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. Any of these occurrences could have a material adverse impact on our operating results, revenue, and costs.

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

Substantial leverage and debt service could affect our ability to grow and service our debt obligations

We are highly leveraged. As of December 31, 2006, we had $63.5 million in total indebtedness outstanding and stockholders' equity of $6.5 million. The degree to which we are leveraged could have important consequences for the holders of our Notes, including:

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

We have a limited business purpose which limits our flexibility.

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

Golden State Petroleum Transport Corporation, GSPTC, a Delaware corporation as an agent for the Companies, issued 8.04% First Preferred Mortgage Term Notes for $127,100,000, or the Term Notes and Serial First Preferred Mortgage Notes for $51,700,000, or the Serial Notes, together Notes. The principal amount of the Term Notes and the Serial Notes allocated to us was $63,550,000 and $24,900,000 respectively. The Serial Notes were fully repaid on February 1, 2006. The proceeds from the offering and sale of the Notes allocated to us were used to fund the construction of a VLCC by Samsung Corporation and Samsung Heavy Industries Co. Ltd., together the Builders, under the technical supervision of the Chevron Shipping Company as agent for Chevron, which is an indirect, wholly-owned subsidiary of Chevron Corporation. The VLCC, which we refer to as the Vessel, the "Antares Voyager" (renamed from the "Frank A. Shrontz"), was accepted by us under the building contract on December 7, 1998 and concurrently was delivered to Chevron under an initial charter for a term of eighteen years (the Initial Charter). The Vessel is a double-hulled carrier of approximately 308,500 dwt and is currently registered under the Bahamian Flag. Chevron's obligations under the Initial Charter are guaranteed by Chevron Corporation.

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

Our principal executive offices are located at 15-19 Athol Street, Douglas, Isle of Man IM1 1LB and our telephone number is (44) 1624-638303.

B.  Business Overview

Under a management agreement with the Company (the "Management Agreement"), Frontline provides administrative, ship management and advisory services to the Company as manager, or ("Manager"). Pursuant to the Management Agreement, the Manager receives a fee, (the "Management Fee,") of $50,000 per year per Vessel which is payable semi-annually. All costs of maintaining our corporate status, accounting and auditing fees and other related costs, which we refer to as Recurring Fees, are payable by the Manager from the Management Fee. We believe that the Management Fee will be sufficient to cover our anticipated expenses during the term of the Initial Charter.

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

If the optional termination date is the first optional termination date, Chevron was required to give us (i) non-binding notice of its intent to exercise the option at least twelve months prior to the optional termination date and (ii) irrevocable notice of such exercise nine months prior to the optional termination date. If the optional termination date is any subsequent termination date, Chevron must give us (i) non-binding notice of its intent to exercise such option nine months prior to the optional termination date and (ii) irrevocable notice of such exercise six months prior to the optional termination date. As of June 18, 2007, we had not received any notice of Chevron's intent to exercise its second optional termination date of December 7, 2008.

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

Industry Conditions

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

The factors affecting the supply and demand for tanker vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The factors that influence demand for tanker capacity include:

      o  changes in global crude oil production;
      o demand for oil and production of crude oil and refined petroleum products;
      o  changes in oil production and refining capacity;
      o  global and regional economic and political conditions;
      o  the distance oil and oil products are to be moved by sea;
      o  environmental and other regulatory developments; and
      o changes in seaborne and other transportation patterns, including changes in the distances over which cargo is transported due to geographic changes in where commodities are produced, oil is refined and cargoes are used.

The factors that influence the supply of tanker capacity include:

      o  the number of newbuilding deliveries;

      o  the scrapping rate of older vessels;

      o  potentional conversion of tankers to other purposes;

      o  port or canal congestion;

      o  the number of vessels that are out of service; and

      o national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage.

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

VLCC demand is primarily a function of demand for Arabian Gulf crude oil, which in turn is primarily dependent on the economies of the world's industrial countries and competition from alternative energy sources. A wide range of economic, political, social and other factors can significantly affect the strength of the world's industrial economies and their demand for Arabian Gulf crude oil. One such factor is the price of worldwide crude oil. The world's oil markets have experienced high levels of volatility in the last 25 years. If oil prices were to rise dramatically, the economies of the world's industrial countries may experience a significant downturn. See Item 5. Operating and Financial Review and Prospects - Market Overview and Trend Information.

There is no guarantee that VLCC rates would be sufficient to meet the debt service required if the bareboat charter entered into with Chevron is terminated. Spot market rates are volatile and generally linked to global economic development and especially demand for oil but also to political events affecting oil producing countries.

Vessel Values

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

Since the mid-1970s, during most periods there has been a substantial worldwide oversupply of crude oil tankers, including VLCCs. In addition, the market for secondhand VLCCs has generally been weak since the mid-1970s. However, in the last three years the industry has experienced near historic highs for tanker values. Notwithstanding the aging of the world tanker fleet and the adoption of new environmental regulations which will result in a phase-out of many single hull tankers, significant deliveries of new VLCCs would adversely affect market conditions.

Seasonality

Historically, oil trade and therefore charter rates, increased in the winter months and eased in the summer months as demand for oil in the Northern Hemisphere rose in colder weather and fell in warmer weather. The tanker industry in general is less dependent on the seasonal transport of heating oil than a decade ago as new uses for oil and oil products have developed, spreading consumption more evenly over the year.

Inspection by Classification Societies

The classification society certifies that the vessel is "in-class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

      o Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

      o Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

      o Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five year cycle. At an owner's application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

Insurance

The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters, environmental mishaps, cargo and property losses or damage and business interruptions caused by adverse weather and ocean conditions, mechanical failures, human error, political action in various countries, war, terrorism, piracy, labour strikes and other circumstances or events. Pursuant to the Charter, the Vessel may be operated through out the world in any lawful trade for which the Vessel is suitable, including carrying oil and its products. In the past, political conflicts in many regions, particularly in the Arabian Gulf, have included attacks on tankers, mining of waterways and other efforts to disrupt shipping in the area. Vessels trading in such regions have also been subject to acts of terrorism and piracy. In addition, the carriage of petroleum products is subject to the risk of spillage and leakage. Any such event may result in increased costs or the loss of revenues or assets, including our Vessel.

Under the Charter, Chevron is entitled to self-insure against marine and war risks relating to the Vessel and against protections and indemnity risks relating to the Vessel during the term of the Charter and, accordingly, purchasers of the Notes cannot rely on the existence of third-party insurance. There can be no assurance that all risks will be adequately insured against, that any particular loss will be covered or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. In particular, stricter environmental regulations may result in increased costs for, or the lack of availability or, insurance against the risks of environmental damage or pollution.

Chevron will, pursuant to the Charter, indemnify us from damages arising from a failure to maintain any financial responsibility requirements whether relating to oil or other pollution damage. Chevron will also indemnify us to the extent losses, damages or expenses are incurred by us relating to oil or other pollution damage as a result of the operation of the Vessel by Chevron.

Environmental Regulations and Other Regulations

Government regulations and laws significantly affects the ownership and operation of our Vessel. The various types of governmental regulation that affect our vessel include international conventions and national, state and local laws and regulations of the jurisdictions where our Vessel operates or is registered significantly affect the ownership and operation. We believe we are currently in substantial compliance with applicable environmental and regulatory laws regarding the ownership and operation of our tanker. However, because existing laws may change or new laws may be implemented, we cannot predict the ultimate cost of complying with all applicable requirements or the impact they will have on the resale value or useful life of our tanker. Future, non-compliance could require us to incur substantial costs or to temporarily suspend operation of our tanker.

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

International Maritime Organization

The International Maritime Organization, or the IMO (the United Nations agency for maritime safety and the prevention of marine pollution by ships), has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, which has been updated through various amendments, or the "MARPOL Convention". The MARPOL Convention relates to environmental standards including oil leakage or spilling, garbage management, as well as the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. In March 1992, the IMO adopted regulations that set forth pollution prevention requirements applicable to tankers, which became effective in July 1993. These regulations, which have been adopted by more than 150 nations, including many of the jurisdiction in which our Vessel operates, provide, in part, that:

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

Baseline Phase Out Scheme
----------------------------------------------------------------------------------------
                                         Year of Delivery
Phase Out Date
                     Category 1             Category 2                    Category 3
----------------------------------------------------------------------------------------
April 5, 2005   before April 5, 1982                  before April 5, 1977
    + 2005       after April 5, 1982     After April 5, 1977 but before January 1, 1978
    + 2006                                               1978* and 1979*
    + 2007                                               1980* and 1981*
    + 2008                                                    1982*
    + 2009                                                    1983*
    + 2010                                               1984* or later

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

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with ISM Code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a Document of Compliance, issued by each flag state, under the ISM Code. Our vessel and its operator have received ISM certification. Chevron is required to renew these documents of compliance and safety management certificates periodically.

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

International Conventions on Civil Liability for Oil Pollution Damage

Although the United States is not a party to these Conventions, many countries ratified and followed the liability system adopted by the IMO and originally set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969 and the Convention for the Establishment of an International Fund for Oil Pollution of 1971. This international oil pollution regime was modified in 1992 by two Protocols. The amended Conventions are known as the 1992 Civil Liability Convention and the 1992 Fund Convention. The 1992 Conventions entered into force on May 30, 1996. Due to a number of denunciations of the 1971 Convention this Convention ceased to be in force on May 24, 2004. A large number of States have also denounced the 1969 Civil Liability Convention and as more States do so its importance is increasingly diminishing. Under the 1992 Civil Liability Convention, a vessel's registered owner is strictly liable for oil pollution damage caused in the territory, territorial seas or exclusive economic zone of a contracting state by discharge of persistent oil from a tanker, subject to certain complete defences. The 1992 Fund established by the 1992 Fund Convention pays compensation to those suffering oil pollution damage in a State party to the 1992 Fund Convention who did not obtain full compensation under the 1992 Civil Liability Convention. This would normally apply where the shipowner has a defence under the 1992 Civil Liability Convention or the damage exceeds the shipowner's liability under that Convention. Under an amendment that became effective on November 1, 2003, liability limits under the 1992 Civil Liability Convention were increased by over 50%. For vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel) liability will be limited to SDR 4,510,000 (approximately $6.7 million) plus SDR 631 (approximately $932) for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to SDR 89,770,000 (approximately $132.7 million). Also with effect from the same date the maximum amount payable by the 1992 Fund increased from SDR 135 million (approximately $199.5 million) to SDR 203million (approximately $300.0 million). The right to limit liability is forfeited under the 1992 Civil Liability Convention if it is proved that the pollution damage resulted from the shipowner's personal act or omission, committed with the intent to cause such damage, or recklessly and with knowledge that such damage would probably result. Vessels trading to States that are parties to the 1992 Civil Liability Convention must provide evidence of insurance covering the liability of the owner. On March 2005 a third tier of compensation was established by means of a Supplementary Fund. This Fund provides additional compensation to that available under the 1992 Fund Convention for pollution damage in States that are members of the Supplementary Fund. The amount available is SDR 750 million (approximately $1.1 billion) including the costs payable under the 1992 Civil Liability Convention and the 1992 Fund Convention, SDR 203 million (approximately $300.0 million). In jurisdictions where the 1992 Civil Liability Convention has not been adopted, various legislative schemes govern or common law applies, and liability is imposed either on the basis of fault or in a manner similar to the 1992 Convention. We believe that our P&I insurance covers liabilities either under the international oil pollution schemes or under local regimes like for example the US Oil Pollution Act 1990.

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

D.  Property, Plant and Equipment

Other than the Vessel referred to above, the Company has no property.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.  Operating Results

Overview

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

Market Overview and Trend Information

In 2006, the tanker market continued to strengthen in 2006 driven by the demand side. Average daily time charter equivalent rate, or TCE, began the 2006 year at approximately $81,000 and thereafter following the traditional seasonal pattern declined to about $33,000 around mid-April, 2006. From this point, TCE began to firm against market predictions and rose to $89,000 by the end of August. The fear of another active hurricane season in the U.S. Gulf, geopolitical uncertainty and increased risk of supply disruptions gave strong incentives to increase oil reserves throughout the summer. Land storage capacity was in some regions filled to capacity, driven by extraordinary strong future rates compared to market rates, which resulted in the wide use of tankers for storage purposes.

Gradually the oil market picked up after the inventory build up which had triggered a sharp drop in crude prices, from $76 per barrel in early August to $56 per barrel in early October. This led to the market weakening and rates fell to $45,000 by the middle of December 2006. Depending on the source of information, the average TCE for the year was about $63,000 for a double hulled VLCC.

To prevent an uncontrolled price decline in October, OPEC cut production by 1.2 million barrels per day from November, 2006. It was reported by the International Energy Agency ("IEA") that average OPEC oil production, including Iraq and excluding Angola, was approximately 29.7 million barrels per day during 2006, a 0.02 million barrels per day decrease from 2005. Even if OPEC crude production was unchanged from 2005 to 2006 there was a noticeable shift in production from Nigeria and Venezuela to the Middle East.

The IEA further estimates that the average world oil demand was 84.5 million barrels per day in 2006, a 1.0 percent increase from 2005. In 2007, a 1.8 percent or 1.55 million barrels per day growth is forecast in world oil demand with North America, China and the Middle East as the main drivers.

In 2006, the total VLCC fleet increased by 3.2 percent from 464 to 479 vessels according to industry sources, who also state that a total of 18 new vessels were delivered to owners during 2006 while 79 new orders were made. The majority of the vessels on order are scheduled to be delivered in 2009. The total order book amounted to 161 vessels at the end of the year which represented approximately 34 percent of the existing fleet.

We are expecting about 30 ships to be delivered during 2007 and it is likely that we will see more tankers either being converted or scrapped compared to recent years. The Middle East Gulf exports are expected to drop in the first half of 2007, but rebound in the second half. The long haul trade route West Africa-Asia is expected to rise during 2007.

Operating results

Year ended December 31, 2006 compared with the year ended December 31, 2005

Total Revenues

(in thousands of $)               2006                2005             % Change

Charter income                   9,960               9,928                0.3%
Interest income                    514                 405               26.9%
--------------------------------------------------------------------------------

Charter income has increased in line with expectations as the fixed period of the charter ended in early December 2006. The daily rate paid by Chevron increased from $27,199 per day to $28,500 per day at this time. Interest income increased as a result of rising interest rates and cash balances held.

Expenses

(in thousands of $)               2006                2005             % Change

Interest expense                (5,127)             (5,347)               4.1%
--------------------------------------------------------------------------------

Interest expense has fallen in line with expectations, interest expense falls each year as the serial notes are repaid.

Year ended December 31, 2005 compared with the year ended December 31, 2004

Total Revenues

(in thousands of $)               2005                2004           % Change

Charter income                   9,928               9,928                  -
Interest income                    405                 384               5.5%
--------------------------------------------------------------------------------

Charterhire for the fixed period of the charter was $27,199 per day therefore no fluctuation is appropriate. Interest income has risen as result of a global interest rates rising.

Expenses

(in thousands of $)               2005                2004           % Change

Interest expense                (5,347)             (5,641)              5.2%
--------------------------------------------------------------------------------

See explanation for 2006.

Liquidity and Capital Resources

As set forth above, revenues from the Charter are currently sufficient to pay our obligations under the Term Notes. Chevron may elect to terminate the Charter on the next specified termination date, December 7, 2008. If the Charter is terminated by Chevron, the Manager, acting on our behalf, will attempt to find an acceptable replacement charter for the Vessel. If an acceptable replacement charter is commercially unavailable, the Manager will solicit bids for the sale or recharter of our Vessel. The Manager's ability to obtain an acceptable replacement charter, to sell the Vessel or recharter the Vessel will depend on market rates for new and used vessels, both of which will depend on the supply of and demand for tanker capacity for oil transportation, and the advantages or disadvantages of the Vessel compared with other vessels available at the time.

Off-balance Sheet Arrangements

None

Tabular disclosure of contractual obligations

As at December 31, 2006, we had the following contractual obligations and commitments:

                                              Payments due by period
                                Less than    1-3       3-5     More than
(in thousands of $)             1 year       years     years    5 years    Total

Term Notes (8.04%)              1,340        5,925      6,940    49,345   63,550

--------------------------------------------------------------------------------
Total contractual obligations   1,340        5,925      6,940    49,345   63,550
--------------------------------------------------------------------------------

Critical Accounting Policies

Our principal accounting policies are described in Note 2 to the financial statements, which are included in Item 18 of this Annual Report. The most critical accounting policies include:

Revenue Recognition

Revenue is generated from bareboat charter hire and is recorded over the term of the charter as service is provided.

Vessel, Depreciation and Impairment

The cost of the Vessel is depreciated to estimated residual value, on a straight-line basis over the Vessel's remaining economic useful life. Management estimates the useful life of the Vessel to be 25 years and this is a common life expectancy applied in the shipping industry. If the estimated economic useful life is incorrect, or circumstances change and the estimated economic useful life has to be revised, an impairment loss could result in future periods and/or annual depreciation expense could be increased. Our Vessel is reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Factors we consider important that could affect recoverability and trigger impairment include significant underperformance relative to expected operating results, new regulations that change the estimated useful economic lives of our Vessel and significant negative industry or economic trends. In assessing the recoverability of the Vessel's carrying amounts when an indicator of impairment is present, we must make assumptions regarding estimated future cash flows. These assumptions include assumptions about the spot market rates for vessels, the revenues the Vessel could earn under time charter, voyage charter or bareboat charter, the operating costs of our Vessel and the estimated economic useful life of our Vessel. In making these assumptions, the Company refers to historical trends and performance as well as any known future factors. If our review indicates impairment, an impairment charge is recognized based on the difference between carrying value and fair value. Fair value is typically established using an average of three independent valuations.

Recently Issued Accounting Standards

In September 2006, the United States Securities and Exchange Commission ("SEC") issued SAB No. 108 Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements, which provides interpretative guidance on how registrants should quantify financial statement misstatements. Under SAB 108 registrants are required to consider both a "rollover" method, which focuses primarily on the income statement impact of misstatements, and the "iron curtain" method, which focuses primarily on the balance sheet impact of misstatements. The effects of prior year uncorrected errors include the potential accumulation of improper amounts that may result in material misstatement on the balance sheet or the reversal of prior period errors in the current period that result in a material misstatement of the current period income statement amounts. Adjustments to current or prior period financial statements would be required in the event that after application of various approaches for assessing materiality of a misstatement in a current period financial statements and consideration of all relevant quantitative and qualitative factors, a misstatement is determined to be material. We adopted the provisions of SAB 108 as of December 31, 2006 and this did not have a material effect on the Company's results of operations or financial position.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

The Company does not have any employees involved in the management of the Vessel. The following table sets forth the name, age and principal position with the Company of each of its directors and officers.

Name                                Age              Position with the Company
----                                ---              -------------------------

Andrew James Baker                  47               Secretary
Kate Blankenship                    42               Director
John Michael Killip                 62               Director
Tor Olav Troim                      44               Director

Andrew James Baker: Isle of Man resident secretary since November 1996. Mr. Baker is a solicitor with Cains, Isle of Man who are legal advisers to the Company and as such are entitled to charge for professional advice and services. He has been a solicitor with Cains since March 1994. Prior to that he was a partner with the law firm Pennington's since 1987.

Kate Blankenship has been a Director of Golden State Petro (IOM I-A) PLC since November 1, 1998. Mrs. Blankenship has been a director of the Manager since March 2000. Mrs. Blankenship served as the Chief Accounting Officer and Secretary of Frontline between 1994 and October 2005. Mrs. Blankenship also serves as Chief Financial Officer of Knightsbridge Tankers Limited and director of Golar LNG Limited, Ship Finance International Limited, Seadrill Limited and Golden Ocean Group Limited. She is a member of the Institute of Chartered Accountants in England and Wales.

John Michael Killip: non-executive Isle of Man resident director since February 13, 2001. Mr. Killip is a manager with Equity Limited, the corporate service provider owned by Cains Advocates Limited, Isle of Man, who are legal advisers to the Company and as such are entitled to charge for professional advice and services. He has been in a managerial capacity with Cains Advocates Limited/Equity Limited for over 18 years.

Tor Olav Troim has been a Director of Golden State Petro (IOM I-A) PLC since November 1, 1998. Mr. Troim graduated as M.Sc Naval Architect from the University of Trondheim, Norway in 1985. His careers include Portfolio Manager Equity in Storebrand ASA (1987- 1990), and Chief Executive Officer for the Norwegian Oil Company DNO AS (1992-1995). Since 1995 Mr. Troim has been a Director of SeaTankers Management in Cyprus. In this capacity he has acted as Chief Executive Officer for the public companies Frontline and Golar LNG Limited (NASDAQ). Mr. Troim was also the Chief Executive Officer of Seadrill Ltd. until the recent takeover and intergration of Smedvig ASA. Mr. Troim is currently Vice Chairman of these three companies and in addition is a director and Chairman of Ship Finance International Limited (NYSE) and a member of the Boards in the public companies Golden Ocean Group Limited (OSE), Aktiv Kapital ASA (OSE) and PanFish ASA (OSE).

B.  Compensation

During 2006, we made no compensation payments to our directors and officers.

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

Under a Management Agreement with the Company, Frontline provides administrative, ship management and advisory services to the Company as Manager. Pursuant to the Management Agreement, the Manager receives a Management Fee of $50,000 per year. All costs of maintaining the corporate status of the Company, accounting and auditing fees and other related costs are payable by the Manager from the Management Fee. The Management Fee is payable semi-annually. See Item 7B below.

E.  Share Ownership

The directors have no interest in the share capital of the Company, nor do they have any arrangements for involvement in our capital.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

Except as set forth below, the Registrant is not aware of any beneficial owner of more than 5% of the Company's Common Stock as of close of business on June 18, 2007.

                              Beneficial Ownership

Class of             Name and address of          Number of           Percent
Shares               Beneficial Owners            Shares              of Class
--------             -------------------          ---------           --------
Common Shares        Frontline Ltd(1)             2                   100%
                     Hamilton
                     Bermuda

(1) The issued and outstanding shares of the Company are owned by GSH. All of the issued and outstanding shares of GSH are owned by ITC. All of the issued and outstanding shares of ITC are owned by Frontline.

All of the Company's issued and outstanding common shares have been pledged to the Indenture Trustee.

The Company is not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

B.  Related Party Transactions

Pursuant to the Management Agreement between the Company and Frontline, Frontline provides administrative, management and advisory services to the Company at an annual fee of $50,000, payable semi-annually. All cost of administering the Company are payable by Frontline from the Management Fee. The Management Agreement is effective until termination by either party upon 30 days prior written notice. Management fee expenses and management fee payable for each of the years ended December 31, 2006, 2005, and 2004 were as follows:

(in thousands of $)                     2006            2005            2004
Management fee expenses                  50              50              50
Management fee payable                   21              21              21

C.  INTERESTS OF EXPERTS AND COUNSEL

Not Applicable

ITEM 8.   FINANCIAL INFORMATION

A.  Consolidated Statements and other Financial Information

See Item 18 below.

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

C.  Material Contracts

The Company has no material contracts apart from those pertaining to its normal business.

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

I.  Subsidiary Information

Not Applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a)  Quantitative information about market risk

     Quantitative information about market risk instruments at December 31, 2006 is as follows:

     i)  Serial Note

     The outstanding Serial Note bore interest at rate 6.85%. Interest was payable semi-annually on February 1 and August 1. The last principal repayment was paid on February 1, 2006.

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

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15. CONTROLS AND PROCEDURES

(a) Evaluation of disclosure controls and procedures.

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2006. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

(b) Changes in internal controls

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially effected or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16.  RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our equity is neither listed nor publicly traded. The equity is held by one beneficial holder. Our obligations toward our bondholders are set out in detail in covenants contained in the Indenture for their Notes. Accordingly our Board of Directors has determined that the role played by an audit committee would have no applicability to us and we do not have any Audit Committee. The functions of the Audit Committee are preformed by the full Board of Directors.

ITEM 16B.  CODE OF ETHICS

Our equity is neither listed nor publicly traded. The equity is held by one beneficial holder. Our obligations toward our bondholders are set out in detail in covenants contained in the Indenture for their Notes. Accordingly our Board of Directors has determined that the role played by a code of ethics would have no applicability to us and we have not adopted a Code of Ethics.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2006 and 2005 was Grant Thornton LLP. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by Grant Thornton LLP.

(in thousands of $)                                     2006              2005

Audit fees (a)                                            10                18
Audit related fees (b)                                     -                 -
Tax fees (c)                                               -                 -
All other fees (d)                                         -                 -
--------------------------------------------------------------------------------
Total                                                     10                18
--------------------------------------------------------------------------------

a)   Audit Fees

Audit fees represent professional services rendered for the audit of the Company's annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements.

b)   Audit Related Fees

Audit-related fees consisted of assurance and related services rendered by the principal accountant related to the performance of the audit or review of the Company's financial statements which have not been reported under Audit Fees above.

c)   Tax Fees

Tax fees represent fees for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

d)   All Other Fees

All other fees include services other than audit fees, audit-related fees and tax fees set forth above.

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

ITEM 17. FINANCIAL STATEMENTS

Not Applicable

ITEM 18. FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-12 together with the report of Grant Thornton LLP thereon, are filed as part of this annual report:

                                                                         Page

Index to Financial Statements of Golden State Petro (IOM I-A) PLC        F-1

Report of Independent Registered Public Accounting Firm                  F-2

Statements of Operations and Retained Earnings for
the years ended December 31, 2006, 2005 and 2004                         F-3

Balance Sheets at December 31, 2006 and 2005                             F-4

Statements of Cash Flows for the years ended
December 31, 2006, 2005 and 2004                                         F-5

Notes to Financial Statements                                            F-6

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

12.1 Certification of the Principal Executive Officer pursuant to Rule 13A-14(a) and Rule 15d-14(a) of the Securities Act, as amended.

12.2 Certification of the Principal Financial Officer pursuant to Rule 13A-14(a) and Rule 15d-14(a) of the Securities Act, as amended.

13.1     Certifications of the Principal Executive Officer pursuant to 18 U.S.C.
         Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley act of 2002.

13.2     Certifications of the Principal Financial Officer pursuant to 18 U.S.C.
         Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley act of 2002.

* Incorporated by reference to the filing indicated.

                                   SIGNATURES

Subject to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                        Golden State Petro (IOM I-A) PLC


                              /s/ Kate Blankenship
                              --------------------
                                Kate Blankenship
                                    Director

Date:  June 24, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Golden State Petroleum Transport Corporation

We have audited the accompanying balance sheets of Golden State Petro (IOM I-A) PLC (a company incorporated in the Isle of Man), a wholly-owned subsidiary of Golden State Holdings I, Limited, as of December 31, 2006 and 2005, and the related statements of operations and retained earnings, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Golden State Petro (IOM I-A) PLC at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York

Golden State Petro (IOM I-A) PLC
Statements of Operations and Retained Earnings for the years ended December 31, 2006, 2005 and 2004

(in thousands of $)

                                                 2006         2005         2004
Operating revenues
       Charter revenues                         9,960        9,928        9,928
--------------------------------------------------------------------------------
       Total operating revenues                 9,960        9,928        9,928
--------------------------------------------------------------------------------

Operating expenses
       Administrative expenses                     56           56           56
       Depreciation                             3,191        3,191        3,191
--------------------------------------------------------------------------------
       Total operating expenses                 3,247        3,247        3,247
--------------------------------------------------------------------------------
Net operating income                            6,713        6,681        6,681
--------------------------------------------------------------------------------
Other operating income / (expenses)
       Interest income                            514          405          384
       Interest expense                       (5,127)      (5,347)      (5,641)
       Amortization of deferred charges          (39)         (39)         (39)
--------------------------------------------------------------------------------
       Net other expenses                     (4,652)      (4,981)      (5,296)
--------------------------------------------------------------------------------
Net income                                      2,061        1,700        1,385
Retained earnings at the start of year          4,431        2,731        1,346
--------------------------------------------------------------------------------
Retained earnings at the end of year            6,492        4,431        2,731
================================================================================

See accompanying notes that are an integral part of these financial statements

Golden State Petro (IOM I-A) PLC
Balance Sheets as of December 31, 2006 and 2005

(in thousands of $)

                                                                2006        2005
ASSETS
Current assets
       Restricted investment                                  12,311       9,342
--------------------------------------------------------------------------------
Total current assets                                          12,311       9,342
      Vessel, net                                             60,276      63,467
      Deferred charges                                           471         510
--------------------------------------------------------------------------------
Total assets                                                  73,058      73,319
================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
       Current portion of long-term debt                       1,340       3,100
       Accrued expenses                                        3,016       2,238
--------------------------------------------------------------------------------
Total current liabilities                                      4,356       5,338
       Long-term debt                                         62,210      63,550
--------------------------------------------------------------------------------
Total liabilities                                             66,566      68,888
--------------------------------------------------------------------------------

Commitments and Contingencies                                     --          --

Stockholder's equity
       Common stock: 2 shares of no par value                     --          --
       Retained earnings                                       6,492       4,431
--------------------------------------------------------------------------------
Total stockholder's equity                                     6,492       4,431
--------------------------------------------------------------------------------
Total liabilities and stockholder's equity                    73,058      73,319
================================================================================

See accompanying notes that are an integral part of these financial statements

Golden State Petro (IOM I-A) PLC
Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004

(in thousands of $)

                                                       2006      2005      2004

Net income                                            2,061     1,700     1,385
      Adjustments to reconcile net income to net
      cash provided by operating activities:
      Depreciation                                    3,191     3,191     3,191
      Amortization of deferred charges                   39        39        39
Changes in operating assets and liabilities:
      Accrued expenses                                  778      (124)     (115)
--------------------------------------------------------------------------------
Net cash provided by operating activities             6,069     4,806     4,500
--------------------------------------------------------------------------------

Investing activities
      Placement of restricted cash                   (2,969)     (456)     (400)
--------------------------------------------------------------------------------
Net cash used in investing activities                (2,969)     (456)     (400)
--------------------------------------------------------------------------------

Financing activities
      Repayments of debt                             (3,100)   (4,350)   (4,100)
--------------------------------------------------------------------------------
Net cash used in financing activities                (3,100)   (4,350)   (4,100)
--------------------------------------------------------------------------------

Net increase/(decrease) in cash and cash
      equivalents                                        --        --        --
Cash and cash equivalents at beginning of year           --        --        --
Cash and cash equivalents at end of year                 --        --        --
================================================================================

Supplemental disclosure of cash flow information:
      Interest paid                                   5,216     5,471     5,756
================================================================================

See accompanying notes that are an integral part of these financial statements

Golden State Petro (IOM I-A) PLC
Notes to the Financial Statements

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

2. PRINCIPAL ACCOUNTING POLICIES

A summary of the Company's accounting policies are set out below.

(a)  Basis of Presentation

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

(b)  Restricted Investment

     Restricted investment consists of deposits which must be maintained in accordance with contractual arrangements and which may only be used to pay principal and interest on the Company's debt and management fees.

(c)  Vessel

     The cost of the Vessel, including capitalized costs and interest, less estimated residual value is being depreciated on a straight line basis over the Vessel's remaining life. The estimated economic useful life of the Vessel is 25 years.

(d)  Impairment of Long-lived Assets

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

(e)  Deferred Charges

     Loan costs, including debt arrangement fees, are capitalized and amortized over the weighted average life of the Serial and Term Notes respectively, using the effective interest method.

(f)  Allocation of Mortgage Notes

     The Company is jointly and severally liable under the Notes with IOM I-B for the issued amount of $178,800,000. At December 31, 2006 the amount outstanding on the Notes was $127,100,000. In preparing the separate company financial statements of the Company and IOM I-B, the aggregate amount of the Notes has been allocated so as to reflect the difference in the contracted cost of the vessels.

(g)  Revenue and expense recognition

     Revenues and expenses are recognized on the accrual basis. Revenue is substantially generated from bareboat charter hires and is recorded over the term of the charter as service is provided. Interest payable on the Term Notes is accrued on a daily basis.

(h)  Financial Instruments

     In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments, including long-term debt, standard market conventions and techniques are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

3. RECENTLY ISSUED ACCOUNTING STANDARDS

In September 2006, the United States Securities and Exchange Commission ("SEC") issued SAB No. 108 "Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements", which provides interpretative guidance on how registrants should quantify financial statement misstatements. Under SAB 108 registrants are required to consider both a "rollover" method, which focuses primarily on the income statement impact of misstatements, and the "iron curtain" method, which focuses primarily on the balance sheet impact of misstatements. The effects of prior year uncorrected errors include the potential accumulation of improper amounts that may result in material misstatement on the balance sheet or the reversal of prior period errors in the current period that result in a material misstatement of the current period income statement amounts. Adjustments to current or prior period financial statements would be required in the event that after application of various approaches for assessing materiality of a misstatement in a current period financial statements and consideration of all relevant quantitative and qualitative factors, a misstatement is determined to be material. The Company adopted the provisions of SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have a material effect on the Company's results of operations or financial position.

4. TAXATION

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

5. RESTRICTED INVESTMENT

Restricted investment consists of restricted investments accounts (the "Accounts") that were established in the name and under the control of the United States Trust Company as the Indenture Trustee (the "Trustee"). The proceeds of the Notes issued on behalf of the Company were deposited into one of the Accounts (the "Pre-Funding Account") in the form of a guaranteed investment contract. The funds in the Pre-Funding were only to be used to fund the installment construction payments, principal and interest due on the Notes and management fees prior to the delivery of the Vessel. Charterhire payments are being deposited into a separate account (the "Revenue Account") in the form of a guaranteed investment contract. The funds in the Revenue Account can be used only to fund the principal and interest due on the Notes and management fees subsequent to the delivery of the Vessel.

6. LEASES

As of December 31, 2006, the Company leased its vessel on a bareboat charter to Chevron for a term of eighteen years. Chevron had an option to terminate its charter on December 7, 2006 and has termination options on each of the four subsequent two-year anniversaries thereof. Chevron has not exercised the first termination option. For each of the remaining optional termination dates Chevron must give the Company (i) non-binding notice of its intent to exercise such the option nine months prior to the optional termination date and (ii) irrevocable notice of such exercise six months prior to the optional termination date.

The minimum future revenues to be received on the bareboat charter which has been accounted for as an operating lease as of December 31, 2006 are as follows:

Year ending December 31,
(in thousands of $)
2007                                                                      10,403
2008                                                                       9,747
2009                                                                          --
2010                                                                          --
2011                                                                          --
2012 and later                                                                --
                                                                       ---------
Total minimum lease payments                                              20,150
                                                                       =========

Cost and accumulated depreciation on the Vessel leased to third parties at December 31, 2006 were $86.1 million and $25.8 million respectively.

7. VESSEL

(in thousands of $)                                       2006            2005

Cost                                                   86,068           86,068
Accumulated depreciation                              (25,792)         (22,601)
--------------------------------------------------------------------------------
Net book value at end of year                          60,276           63,467
================================================================================

Depreciation expense was $3.2 million for each of the years ended December 31, 2006, 2005 and 2004 respectively.

8. DEFERRED CHARGES

Deferred charges are comprised of expenses incurred in connection with the structuring of the transaction and the issuance of the Notes. Such expenses are being amortized over the life of the debt using the effective interest method. The deferred charges are comprised of the following amounts:

(in thousands of $)                                      2006             2005

Debt arrangement fees                                   1,217            1,217
Accumulated amortization                                 (746)            (707)
--------------------------------------------------------------------------------
                                                          471              510
================================================================================

9. DEBT

The Serial Notes were issued in the aggregate principal amount of $51,700,000, of which $24,900,000 was allocated to the Company. The Serial Notes were fully repaid in February 2006. The Term Notes were issued in the aggregate principal amount of $127,100,000, of which $63,550,000 was allocated to the Company. Interest on the Notes is payable semi-annually on each February 1 and August 1.

(in thousands of $)                                          2006          2005

Serial notes (6.85%) due February 1, 2006                      --         3,100
Term notes (8.04%) due February 1, 2019                    63,550        63,550
--------------------------------------------------------------------------------
Total mortgage notes                                       63,550        66,650
Less: short-term portion                                   (1,340)       (3,100)
--------------------------------------------------------------------------------
                                                           62,210        63,550
================================================================================

The outstanding debt as of December 31, 2006 is repayable as follows:

Year ending December 31,
(in thousands of $)
2007                                                                       1,340
2008                                                                       2,845
2009                                                                       3,080
2010                                                                       3,335
2011                                                                       3,605
2012 and later                                                            49,345
--------------------------------------------------------------------------------
Total debt                                                                63,550
================================================================================

As of December 31, 2006, the effective interest rate for the Term Notes was 8.04%.

The Term Notes are subject to redemption by the Company through the operation of a mandatory sinking fund on each payment date commencing August 1, 2007 up to and including August 1, 2018, according to the schedule of sinking fund redemption payments set forth below. The sinking fund redemption price is 100% of the principal amount of Term Notes being redeemed, together with accrued and unpaid interest to the date fixed for redemption. The Term Notes will mature, and the final payment of principal and interest on the Term Notes will be due, on February 1, 2019. The amortization schedule will approximate the level of debt service through to the maturity date with an additional principal payment on the maturity date of $10,995,000.

The following table provides the scheduled sinking fund redemption amounts and final principal payment on the Term Notes.

Scheduled Payment Date                                                    Amount
(in thousands of $)

August 1, 2007                                                             1,340
February 1, 2008                                                           1,395
August 1, 2008                                                             1,450
February 1, 2009                                                           1,510
August 1, 2009                                                             1,570
February 1, 2010                                                           1,635
August 1, 2010                                                             1,700
February 1, 2011                                                           1,765
August 1, 2011                                                             1,840
February 1, 2012                                                           1,910
August 1, 2012                                                             1,990
February 1, 2013                                                           2,070
August 1, 2013                                                             2,150
February 1, 2014                                                           2,240
August 1, 2014                                                             2,330
February 1, 2015                                                           2,420
August 1, 2015                                                             2,520
February 1, 2016                                                           2,620
August 1, 2016                                                             2,725
February 1, 2017                                                           2,835
August 1, 2017                                                             2,950
February 1, 2018                                                           3,070
August 1, 2018                                                             3,190
February 1, 2019                                                          14,325
                                                                       ---------
                                                                          63,550
                                                                       =========

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

10. SHARE CAPITAL

Authorized share capital:

                                                              2006          2005
2,000 common stock of no par value                           2,000         2,000
================================================================================

Issued and outstanding share capital:

                                                               2006         2005
2 common stock of no par value                                    2            2
================================================================================

All of the Company's issued and outstanding common shares have been pledged to the Indenture Trustee.

11. FINANCIAL INSTRUMENTS

Fair Values

The carrying value and estimate fair value of the Company's financial instruments at December 31, 2006 and 2005 are as follows:

                                     2006         2006         2005         2005
(in thousands of $)              Carrying         Fair     Carrying         Fair
                                    Value        Value        Value        Value
--------------------------------------------------------------------------------
Restricted investment              12,311       12,311        9,342        9,342
Term Notes                         63,550       66,966       63,550       69,587
Serial Notes                           --           --        3,100        3,100

The methods and assumptions used in estimating the fair values of financial instruments are as follows:

The restricted investment balance represents investments in guaranteed investment contracts that are readily convertible into cash. The guaranteed investment contracts are considered to be investments held to maturity and as such are stated at cost plus accrued interest, which approximates fair value. These contracts are with Pacific Mutual Life Insurance, a California life insurance company, and are held in the name of the United States Trust Company on behalf of the Company as the Indenture Trustee.

The estimated fair value of the Term Notes is based on the quoted market price of these or similar notes when available.

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

12. COMMITMENTS AND CONTINGENCIES

Assets pledged

(in thousands of $)                                        2006             2005

Vessel                                                   60,276           63,467
Restricted bank deposits                                 12,311            9,342
--------------------------------------------------------------------------------
                                                         72,587           72,809
================================================================================

13. RELATED PARTY TRANSACTIONS

In the years ended December 31, 2006, 2005 and 2004, Frontline has provided management services to the Company pursuant to a management agreement which is effective until termination by either party upon 30 days prior written notice. Management fee expenses and management fee payable as of December 31, 2006, 2005, and 2004 are as follows:

(in thousands of $)                                 2006        2005        2004
--------------------------------------------------------------------------------

Management fee expense                                50          50          50
Management fee payable                                21          21          21