Form 20-F
period 2007-12-31
GOLDEN STATE PETRO IOM I A PLC
filed 2008-06-30
CIK 1038460

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
[   ]                                       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                                      OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]                                                 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                                    OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR
[   ]                                          TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
     OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from
Commission file number	333-26227-01

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Golden State Petro (IOM I-A) PLC
(Exact name of Registrant as specified in its charter)

Golden State Petro (IOM I-A) PLC
(Translation of Registrant’s name into English)

Isle of Man
(Jurisdiction of incorporation or organization)

c/o 15-19 Athol Street, Douglas, Isle of Man IM1 1LB
(Address of principal executive offices)

Georgina Sousa, (1) 441 295 6935, (1) 441 295 3494, Par-la-Ville, 14 Par-la-Ville Road, Hamilton, HM08, Bermuda
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

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

[X] Yes	[_] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	[_]	Accelerated filer	[_]	Non-accelerated filer	[X]

Indicate by check mark which financial statement item the registrant has elected to follow:

[_] Item 17	[X] Item 18

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP	[X]	International Financial Reporting Standards	[_]	Other	[_]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[_] Yes	[X] No

PART II

PART III

Item 17.	Financial Statements	31
Item 18.	Financial Statements	31
Item 19.	Exhibits	31

-

i

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

Golden State Petro (IOM 1-A) PLC desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance.  The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect” and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC’s petroleum production levels and world wide oil consumption and storage, changes in the company’s operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by Golden State Petro (IOM 1-A) PLC with the Securities and Exchange Commission.

-

ii

PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.   KEY INFORMATION

Throughout this report, the “Company,” “we,” “us” and “our” all refer to Golden State Petro (IOM I-A) plc. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Unless otherwise indicated, all references to “USD” and “$” in this report are to, and amounts are presented in, U.S. dollars.

A.  Selected Financial Data

The selected income statement data of the Company with respect to the fiscal years ended December 31, 2007, 2006, and 2005, and the selected balance sheet data with respect to the fiscal years ended December 31, 2007 and 2006, have been derived from the Company’s financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected income statement data with respect to the fiscal years ended December 31, 2004 and 2003 and the selected balance sheet data with respect to the fiscal years ended December 31, 2005, 2004 and 2003 have been derived from financial statements of the Company not included herein. The following table should also be read in conjunction with Item 5 “Operating and Financial Review and Prospects” and the Company’s Financial Statements and Notes thereto included herein. The Company’s accounts are maintained in US dollars.

Fiscal year ended December 31,
2007	2006	2005	2004	22003
(in thousands of $, except per share data)
Income Statement data
Total operating revenues	10,403	9,960	9,928	9,928	9,928
Net income	2,862	2,061	1,700	1,385	1,080

Per share data:
Dividends per share	-	-	-	-	-

Balance sheet data:
Vessel, net	57,085	60,276	63,467	66,657	69,848
Total assets	73,674	73,058	73,319	76,092	78,922
Total short term note obligations	2,845	1,340	3,100	4,350	4,100
Total long term note obligations	59,365	62,210	63,550	66,650	71,000
Stockholder’s equity	9,354	6,492	4,431	2,731	1,346
Number of shares	2	2	2	2	2

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

The cyclical nature of the tanker industry may lead to volatile changes in charter rates which may adversely affect our earnings

Our vessel is currently operated under a bareboat charter (the “Initial Charter”) to Chevron Transport Corporation, which we refer to as Chevron.  The Initial Charter commenced on December 7, 1998, the delivery date of our vessel, and ends on the eighteenth anniversary of such delivery date.  Chevron had an option to terminate the Initial Charter on the eighth anniversary of the delivery date of the vessel, December 7, 2006, and has termination options in each of the four subsequent two-year anniversaries thereof. For the remaining optional termination dates, Chevron must provide us with (i) non-binding notice of its intent to exercise such option nine months prior to the optional termination date and (ii) irrevocable notice of such exercise six months prior to the optional termination date. As of March 7, 2008, Chevron had not provided us with such notice.

Historically, the tanker industry has been highly cyclical, with volatility in profitability and asset values resulting from changes in the supply of and demand for tanker capacity. If the tanker market is depressed in the future when our vessel’s Initial Charter expires or is terminated, our earnings and available cash flow may decrease. The charter rates payable under time charters or in the spot market will depend upon, among other things, economic conditions in the tanker market.  Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products.

If the number of new ships delivered exceeds the number of tankers being scrapped and lost, tanker capacity will increase. If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, the charter rates paid for our vessel could materially decline.

Because our Initial Charter may be terminated on certain dates the next date being in December 2010, we may incur additional expenses and not be able to re-charter our vessel profitably

Golden State Petroleum Transport Corporation, a Delaware corporation as an agent for us and Golden State Petro (IOM I-B) PLC, issued 8.04% First Preferred Mortgage Term Notes for $127,100,000 (the “Term Notes”) and Serial First Preferred Mortgage Notes for $51,700,000 (the “Serial Notes”) (together the “Notes”).  The principal amount of the Term Notes and the Serial Notes allocated to us was $63,550,000 and $24,900,000 respectively. The proceeds from the offering and sale of the Notes allocated to us were used by us to fund the construction of our vessel.

Chevron has a third option to terminate the Initial Charter on December 7, 2010 and has termination options on each of the two subsequent two-year anniversaries thereof. Chevron in its sole discretion may exercise these options and will not owe any fiduciary or other duty to the holders of the Notes in deciding whether to exercise its termination options, and their decision may be contrary to our interests or the interests of the holders of the Notes.

We cannot predict any of the factors that the charterer will consider in deciding whether to exercise any of its remaining termination options under the Initial Charter.  It is likely, however, that the charterer would consider a variety of factors, which may include whether a vessel is surplus or suitable to their requirements and whether competitive charterhire rates are available to them in the open market at that time.

In the event that Chevron does terminate the Initial Charter, we will attempt to arrange a replacement charter, or may sell the vessel.  Replacement charters may include shorter-term time charters and employing the vessel on the spot charter market (which is subject to greater fluctuation than the time charter market).  Any replacement charter may bring us lower charter rates and would likely require us to incur greater expenses which may reduce the amounts available, if any, to pay principal and interest on the Notes.

We operate in the highly competitive international tanker market which could affect our position when the Initial Charter expires or is terminated by Chevron

The operation of tanker vessels and transportation of crude and petroleum products is an extremely competitive business.  Competition arises primarily from other tanker owners, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources than us.  Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers.  During the term of the Initial Charter with Chevron we are not exposed to the risk associated with this competition.  At the end of the Initial Charter and in the event that Chevron terminates the Initial Charter on any of the remaining optional termination dates, we will have to compete with other tanker owners, including major oil companies as well as independent tanker companies for charters.  Due in part to the fragmented tanker market, competitors with greater resources could enter and operate larger fleets through acquisitions or consolidations and may be able to offer better prices and fleets, which could result in our achieving lower revenues from our VLCC oil tanker.

We are highly dependent on Chevron and its guarantor

Chevron’s obligations under the Initial Charter are guaranteed by Chevron Corporation. We are highly dependent on the performance by Chevron of its obligations under the Initial Charter and by its guarantor, Chevron Corporation, of its obligations under its guarantee.  A failure by Chevron and Chevron Corporation to perform their obligations under the Initial Charter could result in our inability to service the Notes.  If our Note holders had to enforce the mortgages securing our Notes, they may not be able to recover the principal and interest owed to them.

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

Compliance with environmental laws or regulations may adversely affect our earnings and financial conditions at the end of the Initial Charter or if Chevron terminates the Initial Charter prior to that time

Regulations in the various states and other jurisdictions in which our vessel trades affect our business.  Extensive and changing environmental laws and other regulations, compliance with which may entail significant expenses, including expenses for ship modifications and changes in operating procedures, affect the operation of our vessel.  Although Chevron is responsible for all operational matters and bears all these expenses during the term of the Initial Charter, these expenses could have an adverse effect on our business operations at any time after the expiration or termination of the Initial Charter or in the event Chevron Transport Corporation fails to make a necessary payment.

We may not have adequate insurance at the end of the Initial Charter or if Chevron terminates its charter prior to that time

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

Under the Initial Charter, Chevron bears all risks associated with the operation of our vessel including the total loss of the vessel.  However, we cannot assure holders of the Notes that we will adequately insure against all risks at the end of the Initial Charter or in the event then Initial Charter is terminated.  We may not be able to obtain adequate insurance coverage at reasonable rates for our vessel in the future and the insurers may not pay particular claims. For example, a catastrophic spill could exceed our insurance coverage and have a material adverse effect on our financial condition. In addition, we may not be able to procure adequate insurance coverage at commercially reasonable rates in the future and we cannot guarantee that any particular claim will be paid. In the past, new and stricter environmental regulations have led to higher costs for insurance covering environmental damage or pollution, and new regulations could lead to similar increases or even make this type of insurance unavailable. Furthermore, even if insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement ship in the event of a loss. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our payment of these calls could result in significant expenses to us that could reduce our cash flows and place strains on our liquidity and capital resources.

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

Substantial leverage and debt service could affect our ability to grow and service our debt obligations

We are highly leveraged.  As of December 31, 2007, we had $62.2 million in total indebtedness outstanding and stockholders’ equity of $9.4 million.  The degree to which we are leveraged could have important consequences for the holders of our Notes, including:

•	we may have trouble withstanding competitive pressures and responding to changing business conditions;
•	we may be more vulnerable than others in the event of a downturn in general economic conditions or in our business; and
•	we may be more highly leveraged than other tanker owners with which we compete, which may put us at a competitive disadvantage.

We have a limited business purpose which limits our flexibility

Our activity is limited to issuing the Notes, engaging in the acquisition, disposition, ownership, and chartering of a VLCC oil tanker.  During the terms of the Initial Charter with Chevron we expect that the only source of operating revenue from which we may pay principal and interest on the Notes will be from this charter.

ITEM 4.  INFORMATION ON THE COMPANY

A.  History and Development of the Company

Golden State Petro (IOM I-A) PLC, the Company, and Golden State Petro (IOM I-B) PLC (“IOM I-B”), together, the Companies, are Isle of Man public limited companies, each formed for the purpose of acquiring and chartering a VLCC.

Golden State Petroleum Transport Corporation, GSPTC, a Delaware corporation as an agent for the Companies, issued 8.04% First Preferred Mortgage Term Notes for $127,100,000, or the Term Notes and Serial First Preferred Mortgage Notes for $51,700,000, or the Serial Notes, together Notes,   The principal amount of the Term Notes and the Serial Notes allocated to us was $63,550,000 and $24,900,000 respectively.  The Serial Notes were fully repaid on February 1, 2006.  The proceeds from the offering and sale of the Notes allocated to us were used to fund the construction of a VLCC by Samsung Corporation and Samsung Heavy Industries Co. Ltd., together the Builders, under the technical supervision of the Chevron Shipping Company as agent for Chevron, which is an indirect, wholly-owned subsidiary of Chevron Corporation.  The VLCC, which we refer to as the Vessel, the “Antares Voyager” was accepted by us under the building contract on December 7, 1998 and concurrently was delivered to Chevron under an initial charter for a term of eighteen years (the Initial Charter). The Vessel is a double-hulled carrier of approximately 308,500 dwt and is currently registered under the Bahamian Flag.  Chevron’s obligations under the Initial Charter are guaranteed by Chevron Corporation.

We, along with IOM I-B, and GSPTC are wholly-owned subsidiaries of Golden State Holdings I, Limited, or GSH, an Isle of Man holding company.  GSH is wholly-owned by Independent Tankers Corporation, a Cayman Islands company, or ITC, which itself is majority owned by Frontline Ltd., or Frontline, a Bermuda company whose shares are listed on the New York Stock Exchange, London Stock Exchange and Oslo Stock Exchange.

In February 2008, Frontline established an intermediary holding company, Independent Tankers Corporation Limited (“ITCL”) to hold their investment in ITC and distributed 17.53% of ITCL’s common shares to Frontline’s ordinary shareholders in March 2008.

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

We were incorporated in the Isle of Man because it is a jurisdiction whose regulation of the shipping industry and favorable tax laws have traditionally encouraged the organization of shipping companies.  The Isle of Man is an “open registry” jurisdiction, which has traditionally been associated with the shipping industry.  We conduct our business and are resident in the Isle of Man; to date we have not incurred taxation on our income and should not, under current law and practice in such jurisdictions, incur such taxation in the future.

Our principal executive offices are located at 15-19 Athol Street, Douglas, Isle of Man IM1 1LB and our telephone number is (44) 1624-638303.

B.  Business Overview

Under a management agreement with the Company (the “Management Agreement”), Frontline provides administrative, ship management and advisory services to the Company as manager, or (“Manager”).  Pursuant to the Management Agreement, the Manager receives a fee, (the “Management Fee,”) of $50,000 per year per Vessel which is payable semi-annually.  All costs of maintaining our corporate status, accounting and auditing fees and other related costs, which we refer to as Recurring Fees, are payable by the Manager from the Management Fee.

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

If the optional termination date is the first optional termination date, Chevron was required to give us (i) non-binding notice of its intent to exercise the option at least twelve months prior to the optional termination date and (ii) irrevocable notice of such exercise nine months prior to the optional termination date. If the optional termination date is any subsequent termination date, Chevron must give us (i) non-binding notice of its intent to exercise such option nine months prior to the optional termination date and (ii)  irrevocable notice of such exercise six months prior to the optional termination date. As of March 7, 2008, we had not received any notice of Chevron’s intent to exercise its second optional termination date of December 7, 2008.

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

If (i) Chevron elects to terminate the Initial Charter for the Vessel, (ii) an acceptable replacement charter has not been entered into and (iii) such Vessel has not been sold, then in order to make scheduled sinking fund and interest payments on the Notes, if any, and to pay estimated ship expenses for the related Vessel, minimum bareboat charter hire payments of approximately $21,190 per day per Vessel, would be required upon recharter.  The foregoing charter hire rates would not cover $10,995,000 of the final principal payment allocated to the Vessel.  The $10,995,000 is less than current estimates of the approximate residual value of the Vessel on the date of the final payment.  No assurance can be given as to the residual or scrap value of the Vessel on such date of the final payment and no assurance can be given that the Manager would be able to obtain charters at the foregoing charter hire rates.

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

The factors affecting the supply and demand for tanker vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The factors that influence demand for tanker capacity include:

•	changes in global crude oil production;
•	demand for oil and production of crude oil and refined petroleum products;
•	changes in oil production and refining capacity;
•	global and regional economic and political conditions;
•	the distance oil and oil products are to be moved by sea;
•	environmental and other regulatory developments; and

-

•
changes in seaborne and other transportation patterns, including changes in the distances over which cargo is transported due to geographic changes in where commodities are produced, oil is refined and cargoes are used.

The factors that influence the supply of tanker capacity include:

•	the number of newbuilding deliveries;
•	the scrapping rate of older vessels;
•	potential conversion of tankers to other purposes;
•	port or canal congestion;
•	the number of vessels that are out of service; and
•	national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage.

VLCC demand is primarily a function of demand for Arabian Gulf crude oil, which in turn is primarily dependent on the economies of the world’s industrial countries and competition from alternative energy sources. A wide range of economic, political, social and other factors can significantly affect the strength of the world’s industrial economies and their demand for Arabian Gulf crude oil. One such factor is the price of worldwide crude oil. The world’s oil markets have experienced high levels of volatility in the last 25 years. If oil prices were to rise dramatically, the economies of the world's industrial countries may experience a significant downturn. See Item 5. “Operating and Financial Review and Prospects - Market Overview and Trend Information.”

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

Since the mid-1970s, during most periods there has been a substantial worldwide oversupply of crude oil tankers, including VLCCs. In addition, the market for secondhand VLCCs has generally been weak since the mid-1970s. However, in the last four years the industry has experienced near historic highs for tanker values. Notwithstanding the aging of the world tanker fleet and the adoption of new environmental regulations which will result in a phase-out of many single hull tankers, significant deliveries of new VLCCs would adversely affect market conditions.

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

Environmental and Other Regulations

Government regulation significantly affects the ownership and operation of our tanker. We are subject to international conventions, national, state and local laws and regulations in force in the countries in which our vessel may operate or are registered. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of government and private entities subject our vessel to both scheduled and unscheduled inspections. These entities include the local port authorities (United States Coast Guard, harbor master or equivalent), classification societies, flag state administrations (country of registry) and charterers, particularly terminal operators and oil companies. Certain of these entities require us to obtain permits, licenses and certificates for the operation of our tanker. Failure to maintain necessary permits, certificates or approvals could require us to incur substantial costs or temporarily suspend the operation of our vessel.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the tanker industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. Our charterers, Chevron, are required to maintain operating standards for our vessel to emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessel is in substantial compliance with applicable environmental laws and regulations; however, because such laws and regulations are frequently changed and may impose increasingly stringent requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful life of our tanker. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

As of the date of this annual report, our vessel complies with the latest IMO and European Union amended regulations for double-hull requirements, are not subject to phase-out under IMO and U.S. requirements and current European Union legislation and are eligible to carry heavy grade oil without any time limitation under IMO and U.S. requirements and current European Union legislation. Because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessel.

International Maritime Organization

The International Maritime Organization, or IMO (the United Nations agency for maritime safety and the prevention of pollution by ships), has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, which has been updated through various amendments, or the MARPOL Convention. The MARPOL Convention implements environmental standards including oil leakage or spilling, garbage management, as well as the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions.  Under IMO regulations, in order for a tanker to trade in ports of IMO member nations, a tanker must be of double-hull construction or a mid-deck design with double sided construction or be of another approved design ensuring the same level of protection against oil pollution if the tanker:

•	is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

•	commences a major conversion or has its keel laid on or after January 6, 1994; or

•	completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

Since the enactment of these regulations, the IMO has accelerated the timetable for the phase-out of single-hull oil tankers.

In December 2003, the Marine Environmental Protection Committee of the IMO, or MEPC, adopted an amendment to the MARPOL Convention, which became effective in April 2005. The amendment revised an existing regulation 13G accelerating the phase-out of single-hull oil tankers and adopted a new regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil. Under the revised regulation, single-hull oil tankers were required to be phased out no later than April 5, 2005 or the anniversary of the date of delivery of the vessel on the date or in the year specified in the following table:

Category of Oil Tankers	Date or Year for Phase Out
Category 1 - oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do not comply with the requirements for protectively located segregated ballast tanks
April 5, 2005 for vessels delivered on April 5, 1982 or earlier 2005 for vessels delivered after April 5, 1982
Category 2 - oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do comply with the protectively located segregated ballast tank requirements
and
Category 3 - oil tankers of 5,000 dwt and above but less than the tonnage specified for Category 1 and 2 tankers.

April 5, 2005 for vessels delivered on April 5, 1977 or earlier
2005 for vessels delivered after April 5, 1977 but before January 1, 1978
2006 for vessels delivered in 1978 and 1979
2007 for vessels delivered in 1980 and 1981
2008 for vessels delivered in 1982
2009 for vessels delivered in 1983
2010 for vessels delivered in 1984 or later

Under the revised regulations, a flag state may permit continued operation of certain Category 2 or 3 tankers beyond their phase out date in accordance with the above schedule. Under regulation 13G, the flag state may allow for some newer single-hull oil tankers registered in its country that conform to certain technical specifications to continue operating until the earlier of the anniversary of the date of delivery of the vessel in 2015 or the 25th anniversary of their delivery. Under regulations 13G and 13H, certain Category 2 and 3 tankers fitted only with double bottoms or double sides may be allowed by the flag state to continue operations until their 25th anniversary of delivery. Any port state, however, may deny entry of those single-hull oil tankers that are allowed to operate until the earlier of their anniversary date of delivery in 2015 or the year in which the vessel reaches 25 years of age after the date of its delivery, whichever is earlier under any of the flag state exemptions.  These regulations have been adopted by over 150 nations, including many of the jurisdictions in which our tanker operates.

Because our vessel is of double-hull construction, it is not subject to the current phase-out regulations of the IMO.

In September 1997, the IMO adopted Annex VI to the MARPOL Convention to address air pollution from vessels. Annex VI was ratified in May 2004, and became effective in May 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. We believe that we are in substantial compliance with the Annex VI regulations. Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our vessel. For example, in April 2008, MEPC approved proposed amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emissions standards. The emissions program described in the proposal would reduce air pollution from vessels by establishing a series of progressive standards to further limit the sulfur content in fuel oil, which would be phased in through 2020, and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. These amendments will be considered for adoption by the MEPC in October 2008, and could enter into force in 2010.

In addition, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping tonnage. To date, there has not been sufficient adoption of this standard for it to take force.

The operation of our vessel is also affected by the requirements set forth in the IMO’s Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires vessel-owners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. We rely on the safety management system that has been developed by Chevron.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a Document of Compliance, issued by each flag state, under the ISM Code. Chevron is required to renew these documents of compliance and safety management certificates periodically.

Non-compliance with the ISM Code and other IMO regulations may subject the vessel-owner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in a tanker’s denial of access to, or detention in, some ports. Both the United States Coast Guard and EU authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and EU ports, respectively.

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Under an amendment to the Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately $6.7 million plus $933 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to approximately $133.0 million. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on June 1, 2008. Under the 1969 Convention, the right to limit liability is forfeited where the spill is caused by the owner’s actual fault; under the 1992 Protocol, a vessel owner cannot limit liability where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. Operators, such as Chevron in the case of our Vessel, are required to insure their vessels with pollution liability insurance in the maximum commercially available amount of $1 billion per incident per vessel. We believe that our P&I insurance will cover the liability under the plan adopted by the IMO.

IMO regulations also require owners and operators of vessels to adopt Ship Oil Pollution Emergency Plans, or SOPEPs. Periodic training and drills for response personnel and for vessels and their crews are required.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

United States Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation, and Liability Act

The United States regulates the tanker industry with an extensive regulatory and liability regime for environmental protection and cleanup of oil spills, consisting primarily of OPA, and the Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the United States territorial sea and the 200 nautical mile exclusive economic zone around the United States. CERCLA imposes liability for cleanup and natural resource damage from the release of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact our operations.

Under OPA, vessel-owners, operators and bareboat charterers are “responsible parties” who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. These other damages are defined broadly to include:

•	natural resource damage and related assessment costs;

•	real and personal property damage;

•	net loss of taxes, royalties, rents, fees and other lost revenues;

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

•	loss of subsistence use of natural resources.

OPA previously limited the liability of responsible parties to the greater of $1,200 per gross ton or $10.0 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). Amendments to OPA signed into law in July 2006 increased these limits on the liability of responsible parties to the greater of $1,900 per gross ton or $16.0 million per double-hull tanker that is over 3,000 gross tons. The act specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners’ responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million.

These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party’s gross negligence or willful misconduct. These limits also do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessel calls.

OPA also requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the former OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. On February 5, 2008, the U.S. Coast Guard proposed a new rule that will require evidence of financial responsibility in amounts that reflect the higher limits of liability imposed by the July 2006 amendments to OPA, as described above. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA. We have provided the evidence of financial responsibility in the form of guarantees issued by a guarantor approved by the United States Coast Guard and received certificates of financial responsibility from the United States Coast Guard for our vessel that calls in United States waters.

Under OPA, with certain limited exceptions, all newly-built or converted vessels operating in U.S. waters must be built with double-hulls, and existing vessels that do not comply with the double-hull requirement will be prohibited from trading in U.S. waters over a 20-year period (1995-2015) based on size, age and place of discharge, unless retrofitted with double-hulls. Notwithstanding the prohibition to trade schedule, the act currently permits existing single-hull and double-sided tankers to operate until the year 2015 if their operations within U.S. waters are limited to discharging at the Louisiana Offshore Oil Port, or LOOP, or off-loading by lightering within authorized lightering zones more than 60 miles off-shore. Lightering is the process by which vessels at sea off-load their cargo to smaller vessels for ultimate delivery to the discharge port. Our vessel complies with U.S. double-hull requirements and will not be subject to the phase-outs described above.

OPA also amended the Federal Water Pollution Control Act to require owners or operators of tankers operating in the waters of the United States to file vessel response plans with the United States Coast Guard, and their tankers are required to operate in compliance with their United States Coast Guard approved plans. These response plans must, among other things:

•	address a “worst case” scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a “worst case discharge”;

•	describe crew training and drills; and

•	identify a qualified individual with full authority to implement removal actions.

The vessel response plan for our tanker operating in the waters of the United States has been approved by the United States Coast Guard. In addition, the United States Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances. Our vessel currently carries cargoes to U.S. waters regularly and we believe that it is suitable to meet OPA and other U.S. environmental requirements and that it would also qualify for trade if chartered to serve U.S. ports.

In addition, the United States Clean Water Act prohibits the discharge of oil or hazardous substances in United States navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA, discussed above. The United States Environmental Protection Agency, or EPA, has exempted the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. ports from Clean Water Act permitting requirements. However, on March 31, 2005, a U.S. District Court ruled that the EPA exceeded its authority in creating an exemption for ballast water. On September 18, 2006, the court issued an order invalidating the exemption in the EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing the EPA to develop a system for regulating all discharges from vessels by that date. Under the court’s ruling, owners and operators of vessels visiting U.S. ports would be required to comply with the Clean Water Act permitting program to be developed by the EPA or face penalties. The EPA has appealed this decision, and oral arguments on the appeal were heard by the Ninth Circuit Court of Appeals on August 13, 2007. No decision has yet been issued.  In June 2007, the EPA provided notice and solicited public comment regarding its intention to promulgate rules governing the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels. If the EPA’s exemption is ultimately repealed, our vessels may be subject to Clean Water Act permit requirements that could include ballast water treatment obligations that could increase the cost of operating in the United States. For example, this could require the installation of equipment on our vessel to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessel from entering U.S. waters. Various states have also enacted legislation restricting ballast water discharges and the introduction of non-indigenous species considered to be invasive. These and any similar restrictions enacted in the future could increase the costs of operating in the relevant waters.

Other Regulations

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, required the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessel is subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessel that operates in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessel operating in covered port areas are already equipped with vapor recovery systems that satisfy these existing requirements. The EPA and the state of California, however, have each proposed more stringent regulations of air emissions from ocean-going vessels. Although a risk exists that new regulations could require significant capital expenditures and otherwise increase our costs, based on the regulations that have been proposed to date, we believe that no material capital expenditures beyond those currently contemplated and no material increase in costs are likely to be required.

The U.S. National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by vessels in foreign ports. The United States Coast Guard adopted regulations under NISA in July 2004 that impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters. These requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the vessel, or by using environmentally sound alternative ballast water management methods approved by the United States Coast Guard. Mid-ocean ballast exchange is the primary method for compliance with the United States Coast Guard regulations, since holding ballast water can prevent vessels from performing cargo operations upon arrival in the United States, and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with recordkeeping requirements and document the reasons they could not follow the required ballast water management requirements. The United States Coast Guard is developing a proposal to establish ballast water discharge standards, which could set maximum acceptable discharge limits for various invasive species, and/or lead to requirements for active treatment of ballast water. The U.S. House of Representatives has recently passed a bill that amends NISA by prohibiting the discharge of ballast water unless it has been treated with specified methods or acceptable alternatives. Similar bills have been introduced in the U.S. Senate, but we cannot predict which bill, if any, will be enacted into law. In the absence of federal standards, states have enacted legislation or regulations to address invasive species through ballast water and hull cleaning management and permitting requirements. The state of California has recently enacted legislation extending its ballast water management program to regulate the management of “hull fouling” organisms attached to vessels and adopted regulations limiting the number of organisms in ballast water discharges. A U.S. District Court dismissed challenges to the state of Michigan’s ballast water management legislation mandating the use of various techniques for ballast water treatment, and an appeal is now pending in the Sixth Circuit Court of Appeals. Other states may proceed with the enactment of similar requirements that could increase the costs of operating in state waters.

European Union Tanker Restrictions

In July 2003, in response to the M/T Prestige oil spill in November 2002, the European Union adopted legislation, which was amended in October 2003, that prohibits all single-hull tankers from entering into its ports or offshore terminals by 2010 or earlier, depending on their age. The European Union has also already banned all single-hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in 2005, certain single-hull tankers above 15 years of age will also be restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction. The European Union is also considering legislation that would: (1) ban manifestly sub-standard vessels (defined as those more than 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. The sinking of the Prestige and resulting oil spill in November 2002 has led to the adoption of other environmental regulations by certain European Union nations, which could adversely affect the remaining useful life of our tanker and our ability to generate income from it. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which we refer to as the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, the European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels. In the United States, the California Attorney General and a coalition of environmental groups in October 2007 petitioned the EPA to regulate greenhouse gas emissions from ocean-going vessels under the Clean Air Act. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union or individual countries where we operate that restrict emissions of greenhouse gases could entail financial impacts on our operations that we cannot predict with certainty at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the United States Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate from a recognized security organization approved by the vessel’s flag state.

Among the various requirements are:

•
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped vessels and shore stations, including information on a vessel’s identity, position, course, speed and navigational status;

•	on-board installation of vessel security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of vessel security plans;

•	vessel identification number to be permanently marked on a vessel’s hull;

•
a continuous synopsis record kept onboard showing a vessel’s history including the name of the vessel and the state whose flag the vessel is entitled to fly, the date on which the vessel was registered with that state, the vessel’s identification number, the port at which the vessel is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid ISSC attesting to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by MTSA, SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.

Inspection by Classification Societies

Every seagoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes or requests other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

•
Annual Surveys. For seagoing vessels, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

•
Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

•
Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the vessel’s hull, machinery, including the electrical plant and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including ultrasonic gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. The vessel’s machinery is surveyed on a continuous survey cycle, in which every part of the vessel’s machinery would be surveyed within a five-year cycle.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are otherwise required. The period between two subsequent surveys of each area must not exceed five years.

Insurance

The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters, environmental mishaps, cargo and property losses or damage and business interruptions caused by adverse weather and ocean conditions, mechanical failures, human error, political action in various countries, war, terrorism, piracy, labour strikes and other circumstances or events. Pursuant to the Initial Charter, the Vessel may be operated through out the world in any lawful trade for which the Vessel is suitable, including carrying oil and its products. In the past, political conflicts in many regions, particularly in the Arabian Gulf, have included attacks on tankers, mining of waterways and other efforts to disrupt shipping in the area. Vessels trading in such regions have also been subject to acts of terrorism and piracy. In addition, the carriage of petroleum products is subject to the risk of spillage and leakage.  Any such event may result in increased costs or the loss of revenues or assets, including our Vessel.

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

In February 2008, Frontline established an intermediary holding company, ITCL to hold their investment in ITC and distributed 17.53% of ITCL’s common shares to Frontline’s ordinary shareholders in March 2008.

The Company does not have any subsidiaries.

D.  Property, Plant and Equipment

Other than the Vessel referred to above, the Company has no property.

ITEM 4A.   UNRESOLVED STAFF COMMENTS

None

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.  Operating Results

Overview

We were formed as an Isle of Man public limited company for the purpose of acquiring and chartering the Vessel.

At the time of the issuance of the Notes by GSPTC, which we refer to as the “Closing Date”, we (i) received the net proceeds from the sale of the Notes, (ii) paid the first installment of the purchase price of the Vessel, (iii) paid certain legal, printing, rating and other fees and expenses, and (iv) deposited the balance of the net proceeds from the sale of the Notes into a guaranteed investment contract, or Pre-Funding Account.  In addition, we entered into a building contract (the “Building Contract”), the Technical Supervision Agreements, the Initial Charter, the Management Agreement and certain security agreements for the benefit of the holders of the Notes and became the beneficiary of a Building Contract guarantee and the Chevron guarantee.

Between the Closing Date and the delivery date of its Vessel, our operations consisted solely of (i) making payments of interest on the Notes, (ii) making payments of Recurring Fees and Management Fees, (iii) making additional installments under the building contracts, (iv) receiving interest on amounts held in the Pre-Funding Account, (v) receiving certain non-cash contributions from the Technical Supervisor of services and Owners’ Items and (vi) fulfilling its obligations under a Registration Rights Agreement.

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

Market Overview and Trend Information

At the beginning of 2007, the daily TCE was approximately $47,000 for VLCCs with the segment strengthening in the first quarter of 2007 following weakness at the end of 2006. A strike at the port in Lavera, France in late March, resulted in a spike in VLCC earnings though ultimately, the earnings gradually declined throughout the second and third quarters of 2007. The primary reasons for the decline can be attributed to reduced global oil production in the summer months, and a shift in price structure on oil moving from a position where current prices are higher than expected to a position where future price are expected to be in excess of current prices. This initiated a significant draw on crude stocks worldwide. Volatility, the trademark of these tanker segments, disappeared until the sharp increase in VLCC rates in mid-November.

This sharp increase in VLCC rates was created in part by the discounting of crude prices by Saudi Aramco in late November to mainly U.S. refiners. This resulted in the increased demand for VLCCs between the last week in November and the third week in December, and had the effect of upsetting the balance of supply and demand in owners’ favor, which resulted in increased rates which shipowners successfully exploited. Additionally, the market was not hurt by the December oil spill caused by a Chinese owned single hull vessel off the coast of South Korea. Another important factor which contributed to the increase in rates was the joint decision by several major owners to reduce laden and ballast speeds in order to save bunkers and reduce costs. In a low demand market when bunkers cost as much as an additional $50,000 per day, the reduction of speed from 15 to 12 knots saved an estimated $20,000 per day and reduced the overall ‘market capacity’ by approximately 10%.

The increased number of VLCCs marked for conversions also contributed to the increase in rates. At the end of 2007, it is estimated that somewhere between 10 and 15 units had been removed from the market, reducing single hull availability in locations such as the Arabian Gulf.

Vessels have, in connection with the increased rates and volatility towards the end of the year been fixed on more speculative short-term time charters than we have seen in the past. According to Clarksons, the average TCE for the year was approximately $57,000 per day for a double hulled VLCC.

The current trend is for oil majors to avoid employing single hull tonnage when transporting persistent oils because non-single hull vessels are less likely to be inspected. Oil traders with crude or fuel oil cargoes often require double hull tonnage in order to have full flexibility regarding cargo delivery. Thus, single hull ships no longer trade at their full capacity compared to the double hull vessels. This implies a further gap in the already existing ‘two tier market’ between the double and the single hull vessels.

Bunker prices followed the price fluctuations in the oil market closely in 2007 with Fujairah’s lowest bunker quote for the year set early January at $256 per metric ton and the highest set early November at $513 per metric ton. The average bunker price in 2007 was estimated to be approximately $374 per metric ton.

It was reported by the International Energy Agency, or IEA, in March 2008 that average OPEC Oil production, including Iraq but not Angola, was approximately 29.1 million barrels per day during 2007, a 0.7 million barrel per day decrease from 2006. Saudi Arabia and Venezuela contributed the most to the reduced crude oil productions by approximately 0.65 million barrels per day while Iran and Iraq offset this to a certain degree with increased production by approximately 0.26 million barrels per day. The balance stems from minor changes in all remaining OPEC countries. On December 1, 2007, the Republic of Ecuador became the thirteenth member of OPEC and thereby rejoined the Organization after an absence of a decade and a half. The inclusion of the Republic of Ecuador could strengthen the capability of OPEC in fulfilling its objectives and help to further stabilize the market.

OPEC-12 and Iraq are expected to reach a production capacity of 35.8 million barrels per day in 2008 according to IEA. Production could accelerate in 2008 as capacity at the start of the year was at 32 million barrels per day. The growth is expected to be heavily skewed towards Saudi Arabia, Nigeria and UAE together accounting for approximately 75% of the net increase.

The IEA further estimates that the average world oil demand was 85.8 million barrels per day in 2007, a 1.1% increase from 2006. For 2008 a 2.0% or 1.7 million barrels per day growth is forecasted in world oil demand with China, Latin America and the Middle East as the main drivers.

The International Monetary Fund, or IMF, expect global growth to moderate to 4.1% in 2008, 0.8 % lower than in 2007 according to their February 2008 update. In the United States, growth is expected to come down to 1.5% this year, from 2.2% in 2007. Growth is also expected to ease in Europe, Japan and in emerging markets and developing countries. China’s growth is projected to remain rapid in 2008, albeit a little below the torrid pace in 2007 of 11.4%.

The total VLCC fleet increased by 1.9% in 2007 to 489 vessels with a total of 28 new vessels delivered to owners during 2007 with 28 new orders made. The total order book amounted to 176 vessels at the end of the year, which represented approximately 36% of the existing fleet.

Industry sources expect 40 VLCCs to be delivered from shipyards during 2008.

We believe it is likely that more tankers will be either converted or scrapped compared to recent years. Frontline estimates that approximately 40 VLCCs will be converted for non-trading purposes in 2008, approximately 90% to VLOC and the balance to FSO/FPSO. It is also likely that parts of the order book will be delayed as a function of the uncertainty of the delivery schedule for several yards due to financing issues. It is expected that these elements together will cushion the fleet growth.

Operating results

Year ended December 31, 2007 compared with the year ended December 31, 2006

Total Revenues

(in thousands of $)	2007	2006	% Change

Charter income	10,403	9,960	4.4%
Interest income	810	514	57.6%

Charter income has increased in line with expectations as the fixed charter period ended in early December 2006.  The daily charter rate paid by Chevron increased from $27,199 per day to $28,500 per day at this time for the optional period of the charter.  Interest income increased as a result of the rising cash balances held.

Expenses

(in thousands of $)	2007	2006	% Change

Interest expense	(5,065)	(5,127)	1.2%

Interest expense has decreased in line with expectations, as the Notes are repaid.

Year ended December 31, 2006 compared with the year ended December 31, 2005

Total Revenues

(in thousands of $)	2006	2005	% Change

Charter income	9,960	9,928	-
Interest income	514	405	26.9

Charterhire for the fixed period of the charter was $27,199 per day therefore no fluctuation is appropriate.  Interest income has risen as result of a global interest rates rising.

Expenses

(in thousands of $)	2006	2005	% Change

Interest expense	(5,127)	(5,347)	(4.1%)

See explanation for 2007.

Liquidity and Capital Resources

As of December 31, 2007, revenues from the Initial Charter were sufficient to pay our obligations under the Term Notes. Chevron may elect to terminate the Initial Charter on the next specified termination date, December 7, 2010. If the Initial Charter is terminated by Chevron, the Manager, acting on our behalf, will attempt to find an acceptable replacement charter for the Vessel.  If an acceptable replacement charter is commercially unavailable, the Manager will solicit bids for the sale or re-charter of our Vessel.  The Manager’s ability to obtain an acceptable replacement charter, to sell the Vessel or re-charter the Vessel will depend on market rates for new and used vessels, both of which will depend on the supply of and demand for tanker capacity for oil transportation, and the advantages or disadvantages of the Vessel compared with other vessels available at the time.

Off-balance Sheet Arrangements

None

Tabular disclosure of contractual obligations

As at December 31, 2007, we had the following contractual obligations and commitments:

	Payments due by period
(in thousands of $)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Term Notes (8.04%)	2,845	6,415	7,505	45,445	62,210

Total contractual obligations	2,845	6,415	7,505	45,445	62,210

Critical Accounting Policies

Our principal accounting policies are described in Note 2 to the financial statements, which are included in Item 18 “Financial Statements” of this Annual Report.  The most critical accounting policies include:

Revenue Recognition

Revenue is generated from bareboat charter hire and is recorded over the term of the charter as service is provided.

Vessel, Depreciation and Impairment

The cost of the Vessel is depreciated to estimated residual value, on a straight-line basis over the Vessel’s remaining economic useful life. Management estimates the useful life of the Vessel to be 25 years and this is a common life expectancy applied in the shipping industry.  If the estimated economic useful life is incorrect, or circumstances change and the estimated economic useful life has to be revised, an impairment loss could result in future periods and/or annual depreciation expense could be increased. Our Vessel is reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Factors we consider important that could affect recoverability and trigger impairment include significant underperformance relative to expected operating results, new regulations that change the estimated useful economic lives of our Vessel and significant negative industry or economic trends.  In assessing the recoverability of the Vessel’s carrying amounts when an indicator of impairment is present, we must make assumptions regarding estimated future cash flows. These assumptions include assumptions about the spot market rates for vessels, the revenues the Vessel could earn under time charter, voyage charter or bareboat charter, the operating costs of our Vessel and the estimated economic useful life of our Vessel. In making these assumptions, the Company refers to historical trends and performance as well as any known future factors. If our review indicates impairment, an impairment charge is recognized based on the difference between carrying value and fair value. Fair value is typically established using an average of three independent valuations.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

The Company does not have any employees involved in the management of the Vessel.  The following table sets forth the name, age and principal position with the Company of each of its directors and officers.

Name                                                        Age                   Position with the Company

Andrew James Baker                                 48                      Secretary
Kate Blankenship                                       43                      Director
John Michael Killip                                     63                      Director
Tor Olav Trøim                                          45                      Director

Andrew James Baker:  Isle of Man resident secretary since November 1996.  Mr. Baker is a solicitor with Cains, Isle of Man who are legal advisers to the Company and as such are entitled to charge for professional advice and services.  He has been a solicitor with Cains since March 1994.  Prior to that he was a partner with the law firm Pennington’s since 1987.

Kate Blankenship has been a Director of Golden State Petro (IOM I-A) PLC since November 1, 1998.  Mrs. Blankenship has been a director of the Manager since March 2000. Mrs. Blankenship served as the Chief Accounting Officer and Secretary of Frontline between 1994 and October 2005.  Mrs. Blankenship also serves as director of Golar LNG Limited, Ship Finance International Limited, Seadrill Limited and Golden Ocean Group Limited. She is a member of the Institute of Chartered Accountants in England and Wales.

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

Tor Olav Troim has been a Director of Golden State Petro (IOM I-A) PLC since November 1, 1998. Mr. Trøim graduated as M.Sc Naval Architect from the University of Trondheim, Norway in 1985. His careers include Portfolio Manager Equity in Storebrand ASA (1987- 1990), and Chief Executive Officer for the Norwegian Oil Company DNO AS (1992-1995). Since 1995 Mr. Trøim has been a Director of SeaTankers Management in Cyprus.  In this capacity he has acted as Chief Executive Officer for the public companies Frontline and Golar LNG Limited (NASDAQ).  Mr. Trøim was also the Chief Executive Officer of Seadrill Ltd. until the takeover and integration of Smedvig ASA.  In Mr Trøim addition is a director of Ship Finance International Limited (NYSE) and a member of the Boards in the public companies Golden Ocean Group Limited (OSE), Aktiv Kapital ASA (OSE) and Marine Harvest Group (OSE).

B.  Compensation

During 2007, we made no compensation payments to our directors and officers.

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

Under a Management Agreement with the Company, Frontline provides administrative, ship management and advisory services to the Company as Manager. Pursuant to the Management Agreement, the Manager receives a Management Fee of $50,000 per year.  All costs of maintaining the corporate status of the Company, accounting and auditing fees and other related costs are payable by the Manager from the Management Fee.  The Management Fee is payable semi-annually. See Item 7B “Major Shareholders and Related Party Transactions – Related Party Transactions” below

E.  Share Ownership

The directors have no interest in the share capital of the Company, nor do they have any arrangements for involvement in our capital.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

Except as set forth below, the Registrant is not aware of any beneficial owner of more than 5% of the Company’s Common Stock as of close of business on May 30, 2008.

Beneficial Ownership

Class of Shares	Name and address of Beneficial Owners	Number of Shares	Percent of Class

Common Shares	Frontline Ltd[1]	2	100%

[1]
The issued and outstanding shares of the Company are owned by GSH.  All of the issued and outstanding shares of GSH are owned by ITC.  All of the issued and outstanding shares of ITC are owned by ITCL, which is 82.47% owned by Frontline.

All of the Company’s issued and outstanding common shares have been pledged to the Indenture Trustee.

The Company is not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

B.  Related Party Transactions

Pursuant to the Management Agreement between the Company and Frontline, Frontline provides administrative, management and advisory services to the Company at an annual fee of $50,000, payable semi-annually.  All cost of administering the Company are payable by Frontline from the Management Fee.  The Management Agreement is effective until termination by either party upon 30 days prior written notice.  Management fee expenses and management fee payable for each of the years ended December 31, 2007, 2006, and 2005 were as follows:

(in thousands of $)	2007	2006	2005
Management fee expenses	50	50	50
Management fee payable	21	21	21

C.  INTERESTS OF EXPERTS AND COUNSEL

Not Applicable

ITEM 8.   FINANCIAL INFORMATION

A.  Consolidated Statements and other Financial Information

See Item 18 “Financial Statements” below.

Legal Proceedings

To the best of the Company’s knowledge, there are no legal or arbitration proceedings existing or pending which have had or may have, significant effects on the Company’s financial position or profitability and no such proceedings are pending or known to be contemplated by governmental authorities.

Dividend Policy

The Company does not pay dividends.

B.  Significant Changes

None

ITEM 9.   THE OFFER AND LISTING

Not Applicable

ITEM 10.  ADDITIONAL INFORMATION

A.  Share Capital

Not Applicable

B.  Memorandum and Articles of Association

Incorporated by reference to “Description of Capital Stock” in the prospectus contained in the Company's Registration Statement on Form F-1, filed December 13, 1996 (File No. 333-6170).

C.  Material Contracts

The Company has no material contracts apart from those pertaining to its normal business.

D.  Exchange Controls

The Company was registered under the Isle of Man Income Tax (Exempt Companies) Act 1994 (the “Exempt Companies Act”) in May 1994. Interests in the Registered Securities may be freely transferred among non-residents of the Isle of Man under Isle of Man Law.  There are no Exchange Control regulations in the Isle of Man.

There are no restrictions upon the payment of foreign currency dividends interest or other payments in respect of the Registered Securities.

None of the Company’s Articles of Association, Memorandum of Association or any other document, nor any Isle of Man law or, to the knowledge of the Company, any foreign law, imposes limitations on the right of non-residents or foreign owners to hold the Company’s share of common stock.

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

I.  Subsidiary Information

Not Applicable

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a)  Quantitative information about market risk

     Quantitative information about market risk instruments at December 31, 2007 is as follows:

i)      Serial Note

The last principal repayment and final interest payment were paid on February 1, 2006.

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
$ 62,210,000

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
OF PROCEEDS

None

ITEM 15.     CONTROLS AND PROCEDURES

a)  Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2007. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company’s disclosure controls and procedures are effective as of the evaluation date.

b)  Management’s annual report on internal controls over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) promulgated under the Securities Exchange Act of 1934.

Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of Company’s management and directors; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Management conducted the evaluation of the effectiveness of the internal controls over financial reporting using the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) published in its report entitled Internal Control-Integrated Framework.

Our management with the participation of our Principal Executive Officer and Principal Financial Officer assessed the effectiveness of the design and operation of the Company’s internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2007. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company’s internal controls over financial reporting are effective as of December 31, 2007.

This annual report does not include an attestation report of the Company’s current registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s current registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

c)  Changes in internal controls over financial reporting

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

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2007 and 2006 was Grant Thornton LLP.  The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by Grant Thornton LLP.

(in thousands of $)	2007	2006

Audit fees (a)	12	10
Audit related fees (b)	-	-
Tax fees (c)	-	-
All other fees (d)	-	-
Total	12	10

a)	Audit Fees
Audit fees represent professional services rendered for the audit of the Company’s annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements.

b)	Audit Related Fees
Audit-related fees consisted of assurance and related services rendered by the principal accountant related to the performance of the audit or review of the Company’s financial statements which have not been reported under Audit Fees above.

c)	Tax Fees

Tax fees represent fees for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

d)	All Other Fees

All other fees include services other than audit fees, audit-related fees and tax fees set forth above.

The Company’s Board of Directors has assigned responsibility for the engagement of the auditors to the Company’s manager.

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

ITEM 17.   FINANCIAL STATEMENTS

Not Applicable

ITEM 18.    FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-12 together with the report of Grant Thornton LLP thereon, are filed as part of this annual report:

Index to Financial Statements of Golden State Petro (IOM I-A) PLC	F-1

Report of Independent Registered Public Accounting Firm	F-2

Statements of Operations and Retained Earnings for
the years ended December 31, 2007, 2006 and 2005	F-3

Balance Sheets at December 31, 2007 and 2006	F-4

Statements of Cash Flows for the years ended
December 31, 2006, 2006 and 2005	F-5

Notes to Financial Statements	F-6

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

--

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

--

SIGNATURES

Subject to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden State Petro (IOM I-A) PLC

/s/  Kate Blankenship

Kate Blankenship
Director

Date:  June 30, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Golden State Petro (IOM I-A) plc

We have audited the accompanying balance sheets of Golden State Petro (IOM I-A) PLC (a company incorporated in the Isle of Man), a wholly-owned subsidiary of Golden State Holdings I, Limited, as of December 31, 2007 and 2006, and the related statements of operations and retained earnings, and cash flows for each of the three years in the period ended December 31, 2007.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Golden State Petro (IOM-A) PLC as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Grant Thornton LLP

New York, New York

June 20, 2008

Golden State Petro (IOM-A) plc
Statements of Operations and Retained Earnings for the years ended December 31, 2007, 2006 and 2005

(in thousands of $)

	2007	2006	2005
Operating revenues
Charter revenues	10,403	9,960	9,928
Total operating revenues	10,403	9,960	9,928

Operating expenses
Administrative expenses	56	56	56
Depreciation	3,191	3,191	3,191
Total operating expenses	3,247	3,247	3,247
Net operating income	7,156	6,713	6,681
Other operating income / (expenses)
Interest income	810	514	405
Interest expense	(5,065)	(5,127)	(5,347)
Amortization of deferred charges	(39)	(39)	(39)
Net other expenses	(4,294)	(4,652)	(4,981)
Net income	2,862	2,061	1,700
Retained earnings at the start of year	6,492	4,431	2,731
Retained earnings at the end of year	9,354	6,492	4,431

See accompanying notes that are an integral part of these financial statements

Golden State Petro (IOM-A) plc
Balance Sheets as of December 31, 2007 and 2006

(in thousands of $)

	2007	2006
ASSETS
Current assets
Restricted cash	16,157	12,311
Total current assets	16,157	12,311
Vessel, net	57,085	60,276
Deferred charges	432	471
Total assets	73,674	73,058

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Current portion of long-term debt	2,845	1,340
Accrued expenses	2,110	3,016
Total current liabilities	4,955	4,356
Long-term debt	59,365	62,210
Total liabilities	64,320	66,566

Stockholder’s equity
Common stock: 2 shares of no par value
Retained earnings	9,354	6,492
Total stockholder’s equity	9,354	6,492
Total liabilities and stockholder’s equity	73,674	73,058

See accompanying notes that are an integral part of these financial statements

Golden State Petro (IOM-A) plc
Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005

(in thousands of $)

	2007	2006	2005

Net income	2,862	2,061	1,700
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	3,191	3,191	3,191
Amortization of deferred charges	39	39	39
Changes in operating assets and liabilities:
Accrued expenses	(906)	778	(124)
Net cash provided by operating activities	5,186	6,069	4,806

Investing activities
Placement of restricted cash	(3,846)	(2,969)	(456)
Net cash used in investing activities	(3,846)	(2,969)	(456)

Financing activities
Repayments of debt	(1,340)	(3,100)	(4,350)
Net cash used in financing activities	(1,340)	(3,100)	(4,350)

Net increase / (decrease) in cash and cash equivalents	-	-	-
Cash and cash equivalents at beginning of year	-	-	-
Cash and cash equivalents at end of year	-	-	-

Supplemental disclosure of cash flow information:
Interest paid	5,109	5,216	5,471

See accompanying notes that are an integral part of these financial statements

Golden State Petro (IOM-A) plc
Notes to the Financial Statements

1.	DESCRIPTION OF BUSINESS

Golden State Petro (IOM I-A) PLC (the “Company”) was incorporated in the Isle of Man on November 4, 1996 along with Golden State Petro (IOM I-B) PLC (“IOM I-B”). These entities (each an “Owner” and together the “Owners”) were formed for the purpose of each acquiring and chartering a very large crude oil carrier (“VLCC”).

Golden State Petroleum Transport Corporation (“GSPTC”), a Delaware corporation acting as an agent for the Owners, issued 8.04% First Preferred Mortgage Term Notes for $127,100,000 (the “Term Notes”) and Serial First Preferred Mortgage Notes for $51,700,000 (the “Serial Notes”) (together the “Notes”) as an agent for the Owners.  The principal amount of the Term Notes and the Serial Notes allocated to the Company was $63,550,000 and $24,900,000 respectively.  The proceeds allocated to the Company have been used to fund the construction of a VLCC.  The Antares Voyager (the “Vessel”), was delivered to the Company on December 7, 1998 and was concurrently chartered to Chevron Transport Corporation (“Chevron”) pursuant to an initial charter (the “Initial Charter”) for a term of eighteen years.  Chevron had options to terminate the Initial Charter on December 7, 2006 and December 7, 2008 and has termination options on each of the three subsequent two-year anniversaries thereof. Chevron has not exercised the first or second termination options. As of March 7, 2008 such notice had not been received. Chevron’s obligations under the Initial Charter are guaranteed by Chevron Corporation.

The Company, IOM I-B, and GSPTC are wholly-owned subsidiaries of Golden State Holdings I, Limited, an Isle of Man holding company.  Golden State Holdings I, Limited is wholly-owned by Independent Tankers Corporation, a Cayman Islands company (“ITC”), which itself is wholly owned by Independent Tankers Corporation Limited, a Bermuda company (“ITCL”), which is 82.47% owned by Frontline Ltd (“Frontline”), a publicly listed Bermuda company.

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

Restricted Cash
Restricted cash consists of deposits which must be maintained in accordance with contractual arrangements and which may only be used to pay principal and interest on the Company’s debt and management fees.

Vessel
The cost of the Vessel, including capitalized costs and interest, less estimated residual value is being depreciated on a straight line basis over the Vessel’s remaining life.  The estimated economic useful life of the Vessel is 25 years.

Impairment of Long-lived Assets
The carrying value of long-lived assets that are held and used by the Company are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate. We assess recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value.  In addition, long-lived assets to be disposed of are reported at the lower of carrying amount and fair value less estimated costs to sell.

Deferred Charges
Loan costs, including debt arrangement fees, are capitalized and amortized over the weighted average life of the Serial and Term Notes respectively, using the effective interest method in the Company’s statements of operations. If a loan is repaid early, any unamortized portion of the related deferred charges is charged against income in the period in which the loan is repaid.

Golden State Petro (IOM-A) plc
Notes to the Financial Statements

Allocation of Mortgage Notes
The Company is jointly and severally liable under the Notes with IOM I-B for the issued amount of $178,800,000.  At December 31, 2007 the amount outstanding on the Notes was $125,760,000.  In preparing the separate company financial statements of the Company and IOM I-B, the aggregate amount of the Notes has been allocated so as to reflect the difference in the contracted cost of the vessels.

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

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 Fair Value Management (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. FAS 157 applies under most other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS 157 to have an impact on its financial statements.

In February 2007 the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB  Statement No. 115” (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS is effective for fiscal years beginning after November 15 2007. The Company does not expect the adoption of SFAS 159 to have an impact on its financial statements.

In December 2007 the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No.51” (SFAS 160). SFAS 160 is intended to improve the relevance, comparability and transparency of financial information that a reporting entity provides in its consolidated financial statements with reference to a noncontrolling interest in a subsidiary. Such a noncontrolling interest, sometimes called a minority interest, is the portion of equity in a subsidiary not attributable, directly or indirectly, to the parent entity. SFAS 160 is effective for fiscal years beginning on or after December 15 2008. The Company does not expect the adoption of SFAS 160 to have an impact on its financial statements.

In November 2007 the SEC issued Staff Accounting Bulletin No. 109 (SAB 109), relating to written loan commitments recorded at fair value through earnings. Previously Staff Accounting Bulletin No. 105 “Application of Accounting Principles to Loan Commitments” (SAB 105) provided the views of the staff regarding derivative loan commitments that are accounted for at fair value through earnings pursuant to Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities”. SAB 105 stated that in measuring the fair value of a derivative loan commitment, the staff believed it would be inappropriate to incorporate the expected net future cash flows related to the associated servicing of the loan. This new SAB 109 supersedes SAB 105 and expresses the current view of the staff that, consistent with the guidance in Statement of Financial Accounting Standards No. 156 “Accounting for Servicing of Financial Assets” and Statement of Financial Accounting Standards No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”, the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. SAB 105 also indicated that the staff believed that internally-developed intangible assets (such as customer relationship intangible assets) should not be recorded as part of the fair value of a derivative loan commitment. SAB 109 retains that staff view and broadens its application to all written loan commitments that are accounted for at fair value through earnings. The Company adopted the provisions of SAB 109 as of December 31 2007. The adoption did not have any effect on the Company’s results of operations or financial position.

Golden State Petro (IOM-A) plc
Notes to the Financial Statements

4.	TAXATION

The Company is exempt from United States Federal, state and local income taxes on its international shipping income and has been granted exemptions from the statutory 10% tax on profits required to be assessed against Isle of Man companies.

Certain entities are exempt from US corporate income tax on US source income from their international shipping operations if (i) their countries of incorporation exempt shipping operations of US persons from income tax (the “Incorporation Test”) and (ii) they meet the “Ultimate Owner Test”.  A company meets the Ultimate Owner Test if more than 50% of the value of its stock is owned directly or indirectly pursuant to specified constructive stock ownership rules by individuals who are residents of a foreign country that exempts US persons from tax on shipping earnings.  The Company meets the Incorporation Test because the Company is incorporated in the Isle of Man, which provides the required exemption to US persons involved in shipping operations pursuant to an exchange of diplomatic notes with the United States, and the Company believes more than 50% of the value of its outstanding stock is indirectly owned by individuals who are residents of countries which provide the required exemption to US persons involved in shipping operations.  The issue of residence is, however, inherently factual and cannot be determined with certainty.

Based on the foregoing, the Company expects all of its income to remain exempt from United States Federal, state and local income taxes. Accordingly, no provision for taxes has been made in these financial statements.

5.	RESTRICTED CASH

Restricted cash consists of restricted investments accounts (the “Accounts”) that were established in the name and under the control of the United States Trust Company as the Indenture Trustee (the “Trustee”).  The proceeds of the Notes issued on behalf of the Company were deposited into one of the Accounts (the “Pre-Funding Account”) in the form of a guaranteed investment contract.  The funds in the Pre-Funding were only to be used to fund the installment construction payments, principal and interest due on the Notes and management fees prior to the delivery of the Vessel.  Charterhire payments are being deposited into a separate account (the “Revenue Account”) in the form of a guaranteed investment contract.  The funds in the Revenue Account can be used only to fund the principal and interest due on the Notes and management fees subsequent to the delivery of the Vessel.

6.	LEASES

As of December 31, 2007, the Company leased its vessel on a bareboat charter to Chevron for a term of eighteen years.  Chevron had an option to terminate the Initial Charter on December 7, 2006 and has termination options on each of the four subsequent two-year anniversaries thereof.  Chevron has not exercised the first termination option.  For each of the remaining optional termination dates Chevron must give the Company (i) non-binding notice of its intent to exercise the option nine months prior to the optional termination date and (ii) irrevocable notice of such exercise six months prior to the optional termination date. As of March 7, 2008, no such notice had been given by Chevron.

The minimum future revenues to be received on the bareboat charter which has been accounted for as an operating lease as of December 31, 2007 are as follows:

Golden State Petro (IOM-A) plc
Notes to the Financial Statements

Year ending December 31,
(in thousands of $)
2008	10,403
2009	10,403
2010	9,747
2011	-
2012	-
2013 and later	-
Total minimum lease payments	30,553

Cost and accumulated depreciation on the Vessel leased to third parties at December 31, 2007 were $86.1 million and $29.0 million respectively.

7.	VESSEL

(in thousands of $)	2007	2006
Cost	86,068	86,068
Accumulated depreciation	(28,983)	(25,792)
Net book value at end of year	57,085	60,276

Depreciation expense was $3.2 million for each of the years ended December 31, 2007, 2006 and 2005 respectively.

8.	DEFERRED CHARGES

Deferred charges are comprised of expenses incurred in connection with the structuring of the transaction and the issuance of the Notes. Such expenses are being amortized over the life of the debt using the effective interest method. The deferred charges are comprised of the following amounts:

(in thousands of $)	2007	2006
Debt arrangement fees	864	1,217
Accumulated amortization	(432)	(746)
	432	471

9.	DEBT

The Serial Notes were issued in the aggregate principal amount of $51,700,000, of which $24,900,000 was allocated to the Company.  The Serial Notes were fully repaid in February 2006.  The Term Notes were issued in the aggregate principal amount of $127,100,000, of which $63,550,000 was allocated to the Company. Interest on the Notes is payable semi-annually on each February 1 and August 1.

(in thousands of $)	2007	2006

Term notes (8.04%) due February 1, 2019	62,210	63,550
Total mortgage notes	62,210	63,550
Less: short-term portion	(2,845)	(1,340)
	59,365	62,210

Golden State Petro (IOM-A) plc
Notes to the Financial Statements

The outstanding debt as of December 31, 2007 is repayable as follows:

Year ending December 31,

(in thousands of $)
2008	2,845
2009	3,080
2010	3,335
2011	3,605
2012	3,900
2013 and later	45,445
Total debt	62,210

As of December 31, 2007, the effective interest rate for the Term Notes was 8.04%.

The Term Notes are subject to redemption by the Company through the operation of a mandatory sinking fund on each payment date commencing August 1, 2007 up to and including August 1, 2018, according to the schedule of sinking fund redemption payments set forth below. The first sinking fund redemption payment was made on August 1, 2007. The sinking fund redemption price is 100% of the principal amount of Term Notes being redeemed, together with accrued and unpaid interest to the date fixed for redemption.  The Term Notes will mature, and the final payment of principal and interest on the Term Notes will be due, on February 1, 2019.  The amortization schedule will approximate the level of debt service through to the maturity date with an additional principal payment on the maturity date of $10,995,000.

The following table provides the scheduled sinking fund redemption amounts and final principal payment on the Term Notes.

Scheduled Payment Date (in thousands of $)	Amount
February 1, 2008	1,395
August 1, 2008	1,450
February 1, 2009	1,510
August 1, 2009	1,570
February 1, 2010	1,635
August 1, 2010	1,700
February 1, 2011	1,765
August 1, 2011	1,840
February 1, 2012	1,910
August 1, 2012	1,990
February 1, 2013	2,070
August 1, 2013	2,150
February 1, 2014	2,240
August 1, 2014	2,330
February 1, 2015	2,420
August 1, 2015	2,520
February 1, 2016	2,620
August 1, 2016	2,725
February 1, 2017	2,835
August 1, 2017	2,950
February 1, 2018	3,070
August 1, 2018	3,190
February 1, 2019	14,325
62,210

Golden State Petro (IOM-A) plc
Notes to the Financial Statements

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

10.   SHARE CAPITAL

Authorized share capital:

(in $)	2007	2006
2,000 common stock of no par value	2,000	2,000

Issued and outstanding share capital:

(in $)	2007	2006
2 common stock of no par value	2	2

All of the Company's issued and outstanding common shares have been pledged to the Indenture Trustee.

Golden State Petro (IOM-A) plc
Notes to the Financial Statements

11.  FINANCIAL INSTRUMENTS

Fair Values

The carrying value and estimate fair value of the Company’s financial instruments at December 31, 2007 and 2006 are as follows:

	2007	2007	2006	2006
(in thousands of $)	Carrying Value	Fair Value	Carrying Value	Fair Value
Restricted cash	16,157	16,157	12,311	12,311
Term Notes	62,210	68,233	63,550	66,966

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

Concentrations of risk
The Company has no sources for the payment of the principal of, and the interest on, the Notes except for the Restricted Cash accounts held by the Trustee.  Accordingly, the Company’s ability to pay debt service on the Notes is wholly dependent upon its financial condition, results of operation and cash flows from the Vessel’s operation.

There is a concentration of credit risk with respect to Restricted Cash to the extent that all of the amounts are invested with Pacific Mutual Life Insurance.

There is a concentration of credit risk due to the fact that the sole source of charter income is Chevron Transport Corporation.  The Company does not consider this is a significant risk.

12.  ASSETS PLEDGED

Assets pledged

(in thousands of $)	2007	2006
Vessel	57,085	60,276
Restricted bank deposits	16,157	12,311
	73,242	72,587

13.  RELATED PARTY TRANSACTIONS

In the years ended December 31, 2007, 2006 and 2005, Frontline has provided management services to the Company pursuant to a management agreement which is effective until termination by either party upon 30 days prior written notice. Management fee expenses and management fee payable as of December 31, 2007, 2006, and 2005 are as follows:

(in thousands of $)	2007	2006	2005
Management fee expense	50	50	50
Management fee payable	21	21	21