Form 20-F
period 2010-12-31
GOLDEN STATE PETRO IOM I A PLC
filed 2011-06-14
CIK 1038460

UNITED STATES
  SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

 (Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2010

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

   Yes ☐                                             No ☒

INDEX TO REPORT ON FORM 20-F

PAGE
PART I

PART II

PART III

Item 17.	Financial Statements	28
Item 18.	Financial Statements	28
Item 19.	Exhibits	28

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

A.  Selected Financial Data

The selected statement of operations data of the Company with respect to the fiscal years ended December 31, 2010, 2009 and 2008, and the selected balance sheet data with respect to the fiscal years ended December 31, 2010 and 2009, respectively have been derived from the Company's financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected statement of operations data with respect to the fiscal years ended December 31, 2007 and 2006, and the selected balance sheet data with respect to the fiscal years ended December 31, 2008, 2007 and 2006, have been derived from financial statements of the Company not included herein. The following table should also be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the Company's Financial Statements and Notes thereto included herein. The Company's accounts are maintained in U.S. dollars.
	Fiscal year ended December 31,
	2010	2009	2008	2007	2006
(in thousands of $, except per share data)

Statement of operations data:
Total operating revenues	9,709	10,403	10,403	10,403	9,960
Net income	3,165	3,929	3,283	2,862	2,061

Per share data:
Dividends per share	-	-	-	-	-

Balance sheet data:
Vessel, net	48,052	50,883	53,894	57,085	60,276
Total assets	76,990	75,641	74,022	73,674	73,058
Current portion of long-term debt	3,605	3,335	3,080	2,845	1,340
Long-term debt	49,345	52,950	56,285	59,365	62,210
Equity	19,731	16,566	12,637	9,354	6,492
Number of shares	2	2	2	2	2

B.  Capitalization and Indebtedness

Not applicable.

C.  Reasons for the offer and use of proceeds

Not applicable.

D.  Risk Factors

We are currently engaged in transporting crude oil and oil products. Our vessel the Ulriken (ex Antares Voyager), or our Vessel, was operated under a bareboat charter, or the Initial Charter, to Chevron Transport Corporation, which we refer to as Chevron. The Initial Charter commenced on December 7, 1998, the delivery date of our Vessel. Chevron had an option to terminate the Initial Charter on the tenth anniversary of the delivery date of our Vessel, December 7, 2008, and had termination options on each of the three subsequent two-year anniversaries thereof. For the optional termination dates, Chevron had to provide us with (i) non-binding notice of its intent to exercise such option nine months prior to the optional termination date and (ii) irrevocable notice of such exercise six months prior to the optional termination date.  On February 25, 2010, Chevron gave non-binding notice of termination of the bareboat charter for our Vessel. On June 3, 2010, Chevron gave a six months binding notice of termination and such termination took effect on December 7, 2010. We have not been able to enter into a replacement charter for our Vessel and it has been operating in the spot market.

The following summarizes some of the risks that may materially affect our business, financial condition or results of operations.

If the tanker industry, which historically has been cyclical, is depressed in the future, our earnings and available cash flow may be adversely affected

Historically, the tanker industry has been highly cyclical, with volatility in profitability and asset values resulting from changes in the supply of, and demand for, tanker capacity. Charter rates are still relatively low compared to the rates achieved in the years preceding the global financial crisis, and the recent upward trend in charter rates since the historical lows reached in 2009 may be short lived.  The charter rates payable under any replacement charter will depend upon, among other things, economic conditions in the tanker market. Fluctuations in charter rates and tanker values result from changes in the supply and demand for tanker capacity. According to industry sources, in 2010, newbuilding orders for oil tankers increased from their relatively low levels in 2009.

The factors that influence demand for tanker capacity include:

•	supply and demand for oil and oil products;
•	global and regional economic and political conditions, including developments in international trade and fluctuations in industrial and agricultural production;
•	regional availability of refining capacity;
•	environmental and other legal and regulatory developments;
•	the distance oil and oil products are to be moved by sea;
•	changes in seaborne and other transportation patterns, including the distances over which tanker cargoes are transported by sea;
•	currency exchange rates;
•	weather and acts of God and natural disasters, including hurricanes and typhoons;
•	competition from alternative sources of energy and from other shipping companies and other modes of transportation; and
•	international sanctions, embargoes, import and export restrictions, nationalizations, piracy and wars.

The factors that influence the supply of tanker capacity include:

•	current and expected purchase orders for tankers;
•	the number of newbuilding deliveries;
•	the scrapping rate of older vessels;
•	the successful implementation of the phase-out of single-hull tankers;
•	technological advances in tanker design and capacity;
•	tanker freight rates, which are affected by factors that may affect the rate of newbuilding, swapping and laying up of tankers;

•	price of steel and vessel equipment;
•	conversion of tankers to other uses or conversion of other vessels to tankers;
•	the number of vessels that are out of service; and
•	changes in environmental and other regulations that may limit the useful lives of tankers.

The factors affecting the supply and demand for tankers have been volatile and are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable, including those discussed above.

The international tanker industry has experienced volatile charter rates and vessel values and there can be no assurance that these charter rates and vessel values will return to their previous high levels

Charter rates in the tanker industry are volatile. We anticipate that future demand for our Vessel, and in turn our future charter rates, will be dependent upon economic growth in the world's economy as well as seasonal and regional changes in demand and changes in the capacity of the world's fleet. We believe that these charter rates are the result of economic growth in the world economy that exceeds growth in global vessel capacity. There can be no assurance that economic growth will not stagnate or decline leading to a further decrease in vessel values and charter rates. A further decline in vessel values and charter rates could have an adverse effect on our business, financial condition and results of operation.

We may incur additional expenses and not be able to re-charter our Vessel profitably

We will continue to attempt to arrange a replacement charter, or we may sell our Vessel. Replacement charters may include shorter-term time charters and employing our Vessel on the spot charter market, which is subject to greater fluctuation than the time charter market. Any replacement charter may bring us lower charter rates and would likely require us to incur greater expenses which may reduce the amounts available, if any, to pay principal and interest on the Term Notes as described below.

Any decrease in shipments of crude oil may adversely affect our financial performance

The demand for oil tankers derives primarily from demand for Arabian Gulf and West African crude oil, which, in turn, primarily depends on the economies of the world's industrial countries and competition from alternative energy sources. A wide range of economic, social and other factors can significantly affect the strength of the world's industrial economies and their demand for crude oil from the mentioned geographical areas. One such factor is the price of worldwide crude oil. The world's oil markets have experienced high levels of volatility in the last 25 years. In July 2008, oil prices rose to a high of approximately $143 per barrel before decreasing to approximately $38 per barrel by the end of December 2008 and rising to approximately $92 by the end of December 2010.

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

An over-supply of tanker capacity may lead to reductions in charter rates, vessel values and profitability

In recent years, shipyards have produced a large number of new tankers. If the capacity of new vessels delivered exceeds the capacity of tankers being scrapped and converted to non-trading tankers, tanker capacity will increase. If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, charter rates could materially decline. A reduction in charter rates may have a material adverse effect on our results of operations.

Because the market value of our Vessel may fluctuate significantly, we may incur losses if we sell the Vessel which may adversely affect our earnings

The fair market value of our Vessel may increase and decrease depending on but not limited to the following factors:

•	general economic and market conditions affecting the shipping industry;
•	competition from other shipping companies;
•	types and sizes of vessels;
•	other modes of transportation;
•	cost of newbuildings;
•	shipyard capacity;
•	governmental or other regulations;
•	age of vessels;
•	prevailing level of charter rates; and
•	technological advances.

If we sell the Vessel at a time when ship prices have fallen, the sale may be at less than the Vessel's carrying amount on our financial statements, with the result that we could incur a loss and a reduction in earnings. In addition, if we determine at any time that the Vessel's future limited useful life and earnings require us to impair its value on our financial statements, that could result in a charge against our earnings and a reduction of our shareholders' equity.

Acts of piracy on ocean-going vessels could adversely affect our business

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia.  Throughout 2009 and 2010, the frequency of piracy incidents increased significantly, particularly in the Gulf of Aden off the coast of Somalia. If these piracy attacks result in regions in which our Vessel is deployed being characterized by insurers as "war risk" zones, or Joint War Committee ("JWC") "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain.  In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances.  We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us.  In addition, detention hijacking as a result of an act of piracy against our Vessel, or an increase in cost, or unavailability of insurance for our Vessel, could have a material adverse impact on our business, results of operations, cash flows and financial condition.

World events could affect our results of operations and financial condition

Terrorist attacks in New York on September 11, 2001, in London on July 7, 2005 and in Mumbai on November 26, 2008 and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continues to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. The continuing presence of United States and other armed forces in Iraq and Afghanistan may lead to additional acts of terrorism and armed conflict around the world including North Africa may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

Terrorist attacks on vessels, such as the October 2002 attack on the M.V. Limburg, a very large crude carrier not related to us, may in the future also negatively affect our operations and financial condition and directly impact our Vessel or our customers. Future terrorist attacks could result in increased volatility and turmoil of the financial markets in the United States and globally. Any of these occurrences, or the perception that our Vessel is a potential terrorist target, could have a material adverse impact on our revenues and costs.

If our Vessel calls on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, that could adversely affect our reputation and the market for our common stock

From time to time on charterers' instructions, our Vessel may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the U.S. government as state sponsors of terrorism. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act ("CISADA"), which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies, such as our company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our company. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our Vessel, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

If Golden State Petro (IOM I-B) PLC cannot re-charter its vessel if Chevron terminates the charter  there may not be enough collateral to secure the Term Notes

All of our Term Notes are secured by assets cross-collateralized with the assets of Golden State Petro (IOM I-B) PLC ("IOM I-B"). If IOM I-B has no charter for its vessel or cannot sell its vessel for market value, IOM I-B may no longer have enough collateral to secure its debt obligations. As a result, the failure of IOM I-B to satisfy these debt obligations could implicate our Company and have a material adverse effect on your ability to recover amounts due from us, if any.

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

We operate in the highly competitive international tanker market which could affect our position

The operation of tanker vessels and transportation of crude and petroleum products is an extremely competitive business. Competition arises primarily from other tanker owners, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources than us. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. We have to compete with other tanker owners, including major oil companies as well as independent tanker companies for charters. Due in part to the fragmented tanker market, competitors with greater resources could enter and operate larger fleets through acquisitions or consolidations and may be able to offer better prices and fleets, which could result in our achieving lower revenues from our VLCC oil tanker.

The recent earthquake and tsunami in Japan may have an adverse effect on our business and results of operations

Japan is one of the world's leading importers of oil and dry bulk commodities. The earthquake and tsunami that occurred in Japan on March 11, 2011 have caused an estimated $180 billion of damage and have threatened to send the Japanese economy into a recession. As of the date of this annual report, the extent to which the earthquake and tsunami will affect the international shipping industry is unclear. A prolonged recovery period coupled with a relatively stagnant Japanese economy could decrease oil and dry bulk imports to the world's third-largest economy. This, in turn, could have a material adverse effect on our business and results of operations.

Compliance with safety and other vessel requirements imposed by classification societies may be costly and could reduce our net cash flows and net income

The hull and machinery of every commercial vessel must be certified as being "in class" by a classification society authorized by its country of registry.  The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention.

A vessel must undergo annual surveys, intermediate surveys and special surveys.  In lieu of a special survey, a vessel's machinery may be placed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period.  We expect our Vessel to be on special survey cycles for hull inspection and continuous survey cycles for machinery inspection.  Our Vessel is also required to be drydocked every two to three years for inspection of its underwater parts.

Compliance with the above requirements may result in significant expense.  If any vessel does not maintain its class or fails any annual, intermediate or special survey, the vessel will be unable to trade between ports and will be unemployable, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

We are subject to complex laws and regulations, including environmental laws and regulations, that can adversely affect our business, results of operations, cash flows and financial condition.

Our operations  are subject to numerous laws and regulations, in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our Vessel operates or is registered, which can significantly affect the ownership and operation of our Vessel. These requirements include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the International Maritime Organization, or IMO, International Convention on Civil Liability for Oil Pollution Damage of 1969 (as from time to time amended), generally referred to as CLC, the IMO International Convention for the Prevention of Pollution from Ships of 1973 (as from time to time amended), generally referred to as MARPOL, the IMO International Convention for the Safety of Life at Sea of 1974 (as from time to time amended), generally referred to as SOLAS, the IMO International Convention on Load Lines of 1966 (as from time to time amended) and the U.S. Maritime Transportation Security Act of 2002.

Compliance with such laws and regulations, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful life of our Vessel.  We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents.  These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition.  A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.  Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability, without regard to whether we were negligent or at fault.  Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil in U.S. waters, including the 200-nautical mile exclusive economic zone around the United States.  An oil spill could also result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other international and U.S. Federal, state and local laws, as well as third-party damages, including punitive damages, and could harm our reputation with current or potential charterers of our Vessel.  We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents.  Although our technical manager has arranged insurance to cover our Vessel with respect to certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition.

Furthermore, the 2010 explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the tanker industry, and modifications to statutory liability schemes, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

We may not have adequate insurance

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

We cannot assure holders of the Term Notes that we will adequately insure against all risks. We may not be able to obtain adequate insurance coverage at reasonable rates for our Vessel in the future and the insurers may not pay particular claims. For example, a catastrophic spill could exceed our insurance coverage and have a material adverse effect on our financial condition. In addition, we may not be able to procure adequate insurance coverage at commercially reasonable rates in the future and we cannot guarantee that any particular claim will be paid. In the past, new and stricter environmental regulations have led to higher costs for insurance covering environmental damage or pollution, and new regulations could lead to similar increases or even make this type of insurance unavailable. Furthermore, even if insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement ship in the event of a loss. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our payment of these calls could result in significant expenses to us that could reduce our cash flows and place strains on our liquidity and capital resources.

Governments could requisition our Vessel during a period of war or emergency, resulting in a loss of earnings

A government of a vessel's registry could requisition for title or seize our Vessel. Requisition for title occurs when a government takes control of a vessel and becomes the owner. A government could also requisition our Vessel for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of our Vessel could have a material adverse effect on our business, results of operation, cash flows, financial condition and ability to service our debt.

Our Vessel may call on ports located in countries that are subject to restrictions imposed by the United States government, which could adversely affect investor perceptions

From time to time, our Vessel may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the United States government as state sponsors of terrorism. Although these sanctions and embargoes do not prevent our Vessel from making calls to ports in these countries, potential investors could view such port calls negatively, which could adversely affect our reputation and the market for the Term Notes, defined below. Investor perception of the value of the Term Notes may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

The Term Notes may not be as liquid as other securities with established trading markets, which may affect the value of the Term Notes and your ability to trade them

The Term Notes, defined below, are not listed on any national securities exchange and have no established trading market. Consequently, the Term Notes could trade at prices that may be higher or lower than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar notes and warrants, and our financial performance. The placement agents for the Term Notes currently make a market for them, but are not obligated to do so and may discontinue their market making activity at any time. In addition, their market making activity is subject to the limits imposed by the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended. We cannot assure you that an active trading market will exist for the Term Notes or that any market for the Term Notes will be liquid.

Substantial leverage and debt service could affect our ability to grow and service our debt obligations

We are highly leveraged. As of December 31, 2010, we had $53.0 million in total indebtedness outstanding and equity of $19.7 million. The degree to which we are leveraged could have important consequences for the holders of our Term Notes, including:

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

We have a limited business purpose which limits our flexibility

Our activity is limited to engaging in the acquisition, disposition, ownership, and chartering of a very large crude carrier, or VLCC, oil tanker. Following the termination of the Initial Charter, we expect that the only source of operating revenue from which we may pay principal and interest on the Term Notes will be from operating the Vessel.

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

GSPTC, as an agent for the Companies, issued 8.04% First Preferred Mortgage Term Notes for $127,100,000, or the Term Notes and Serial First Preferred Mortgage Notes for $51,700,000, or the Serial Notes, together the Notes.   The principal amount of the Term Notes and the Serial Notes allocated to us was $63,550,000 and $24,900,000, respectively. The Serial Notes were fully repaid on February 1, 2006. The proceeds from the offering and sale of the Notes allocated to us were used to fund the construction of the Ulrikren, or our Vessel, by Samsung Corporation and Samsung Heavy Industries Co. Ltd., together the Builders, under the technical supervision of the Chevron Shipping Company as agent for Chevron, which is an indirect, wholly-owned subsidiary of Chevron Corporation. The Vessel, was accepted by us under the building contract on December 7, 1998 and concurrently was delivered to Chevron under an initial charter for a term of 18 years, or the Initial Charter. The Vessel is a double-hulled carrier of approximately 308,500 dwt and is currently registered under the Bahamian Flag. Chevron's obligations under the Initial Charter were guaranteed by Chevron Corporation.

We chartered our Vessel to Chevron under the Initial Charter which was expected to provide, so long as the Initial Charter was in effect, (a) charter hire payments sufficient to pay (i) our obligations under the Notes, (ii) the management fees under the management agreements, (iii) the estimated recurring fees, (iv) the estimated fees payable to the indenture trustee for the Notes, or the Indenture Trustee, and (v) any other costs and expenses incidental to the ownership and chartering of our Vessel that are to be paid by us and to fund a debt service reserve fund, and (b) that our Vessel will be maintained in accordance with good commercial maintenance practices, and  for vessel management and re-marketing services to be available in case any Initial Charter is terminated or our Vessel is for any other reason returned to our possession and use. The Initial Charter was terminated on December 7, 2010.

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

The Initial Charter

Pursuant to the Initial Charter, Chevron agreed to charter our Vessel commencing on its delivery date and ending on the eighteenth anniversary of such delivery date. Chevron had the right to terminate the Initial Charter on five dates, each, an optional Termination Date, beginning on the expiration of the period commencing on the delivery date for such Vessel and terminating on the eighth anniversary thereof, each, a Fixed Period, and on each of the four subsequent two-year anniversaries thereof. During the Fixed Period, the charter hire was $27,199 per day. Charter hire after the Fixed Period was $28,500 per day. During the term of the Initial Charter, we were not liable for any expense in operating, registering, documenting, insuring, repairing or maintaining our Vessel and are not required to supply a vessel or any part thereof if our Vessel or any part thereof is lost, damaged, rendered unfit for use, confiscated, seized, requisitioned, restrained or appropriated. Pursuant to the Initial Charter, Chevron was required to pay charter hire in respect of our Vessel without offset or deduction for any reason whatsoever.

On February 25, 2010, in accordance with the terms of the Initial Charter, Chevron gave non-binding notice of termination of the bareboat charter for our Vessel and on June 3, 2010, Chevron gave a six months binding notice of termination. The Initial Charter was terminated on December 7, 2010.

On December 17, 2010 the holders approved amendments to the Indenture of the Term Notes and the management agreements pursuant to a consent solicitation commenced on December 8, 2010. These amendments were made in connection with the termination of the Initial Charter for the Vessel and the potential termination of the vessel owned by IOM I-B and (i) approve the proposed sale of the Vessels provided an Adequate Bid (as defined in the Indenture as amended) has been received by Frontline, as manager of the Vessels, and (ii) during the period from the termination of the initial charter for each vessel and its sale, permit the chartering of the vessel by Frontline in the spot market or on time charters. We have not been able to enter into a replacement charter for our Vessel following the termination of the Initial Charter and it has been operating in the spot market.

Remarketing

Following termination of the Initial Charter, the Manager has determined that an acceptable replacement charter for our Vessel was not available. Pursuant to the Management Agreement and the Indenture, the Manager has been seeking bids for the sale of the Vessel and has chartered the Vessel on the spot market. In order to make scheduled sinking fund and interest payments on the Term Notes, if any, and to pay estimated ship expenses for our Vessel, we would require minimum bareboat charter hire payments of approximately $21,200 per day and a time charter equivalent, or TCE, rate of approximately $31,200 per day. Due to the depressed nature of the current market, the average TCE rate for the Vessel in the first quarter of 2011 was approximately $22,600 per day. A bareboat rate of $21,200 per day or a TCE rate of $31,200 per day, as the case may be, would not cover the final principal payment of $10,995,000 for the Vessel, and no assurance can be given that the Manager would be able to obtain charters at that charter hire rate in the future. Although the current estimates of the approximate residual value of our Vessel on the date of the final payments exceed $10,995,000, there can be no assurance given as to the residual or scrap value of our Vessel on the date the final payment is due.

Seasonality

Historically, oil trade and, therefore, charter rates increased in the winter months and eased in the summer months as demand for oil in the Northern Hemisphere rose in colder weather and fell in warmer weather. The tanker industry, in general, has become less dependent on the seasonal transport of heating oil than a decade ago as new uses for oil and oil products have developed, spreading consumption more evenly over the year. Most apparent is a higher seasonal demand during the summer months due to energy requirements for air conditioning and motor vehicles.

Competition

The market for international seaborne crude oil transportation services is highly fragmented and competitive. Seaborne crude oil transportation services generally are provided by two main types of operators: major oil company captive fleets (both private and state-owned) and independent ship-owner fleets. In addition, several owners and operators pool their vessels together on an ongoing basis, and such pools are available to customers to the same extent as independently owned-and-operated fleets. Many major oil companies and other oil trading companies, the primary charterers of the vessels owned or controlled by us, also operate their own vessels and use such vessels not only to transport their own crude oil but also to transport crude oil for third-party charterers in direct competition with independent owners and operators in the tanker charter market. Competition for charters is intense and is based upon price, location, size, age, condition and acceptability of the vessel and its manager. Competition is also affected by the availability of other size vessels to compete in the trades in which the Company engages. Charters are, to a large extent, brokered through international independent brokerage houses that specialize in finding the optimal ship for any particular cargo based on the aforementioned criteria. Brokers may be appointed by the cargo shipper or the ship owner.

Environmental and Other Regulations

Government regulations and laws significantly affect the ownership and operation of our Vessel. We are subject to international conventions, national, state and local laws and regulations in force in the countries in which our Vessel may operate or is registered and compliance with such laws, regulations and other requirements may entail significant expense.

Our Vessel is subject to both scheduled and unscheduled inspections by a variety of government, quasi-governmental and private organizations including local port authorities, national authorities, harbor masters or equivalent, classification societies, flag state administrations (countries of registry) and charterers. Our failure to maintain permits, licenses, certificates or other authorizations required by some of these entities could require us to incur substantial costs or temporarily suspend operation of our Vessel or lead to the invalidation or reduction of our insurance coverage.

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards.  We believe that the operation of our Vessel is in substantial compliance with applicable environmental laws and regulations and that our Vessel has all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful life of our Vessel. Moreover, additional legislation or regulation applicable to the operation of our Vessel that may be implemented in the future, such as in response to a serous marine incident like the 2010 Deepwater Horizon oil spill in the Gulf of Mexico could negatively affect our profitability.

International Maritime Organization

The International Maritime Organization, or the IMO, the United Nations agency for maritime safety and the prevention of pollution by ships, has adopted several international conventions that regulate the international shipping industry, including the International Convention on Civil Liability for Oil Pollution Damage, the International Convention on Civil Liability for Bunker Oil Pollution Damage, and the International Convention for the Prevention of Pollution from Ships, or the MARPOL Convention. The MARPOL Convention establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged form.

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

The IMO has adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments in February 2004, or the BWM Convention. The Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. The Convention has not yet entered into force because a sufficient number of states have failed to adopt it.  However, the IMO's Marine Environment Protection Committee passed a resolution in March 2010 encouraging the ratification of the Convention and calling upon those countries that have already ratified to encourage the installation of ballast water management systems. If ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers. It is difficult to predict the overall impact of such a requirement on our operations.

Noncompliance with the ISM Code or with other IMO regulations may subject a shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports including United States and European Union ports.

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

Under OPA, vessel owners, operators and bareboat charterers are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. OPA limits the liability of responsible parties with respect to tankers over 3,000 gross tons to the greater of $2,000 per gross ton or $17,088,000 per double hull tanker, respectively, and permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries. Some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, however, in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel.

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

Other U.S. Environmental Initiatives

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The United States Environmental Protection Agency, or EPA, has enacted rules requiring a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP. To be covered by the VGP, owners of certain vessels must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in United States waters. Compliance with the VGP could require the installation of equipment on our Vessel to treat ballast water before it is discharged or the implementation of other disposal arrangements, and/or otherwise restrict our Vessel from entering United States waters. In addition, certain states have enacted more stringent discharge standards as conditions to their required certification of the VGP. We submit NOIs for our Vessel where required and do not believe that the costs associated with obtaining and complying with the VGP have a material impact on our operations.

U.S. Coast Guard regulations adopted and proposed for adoption under the U.S. National Invasive Species Act, or NISA, impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters, which could require the installation of equipment on our Vessel to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or otherwise restrict our vessels from entering U.S. waters.

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

European Union

The European Union has adopted legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. In addition, European Union regulations enacted in 2003 now prohibit all single hull tankers from entering into its ports or offshore terminals

Greenhouse Gas Regulation

The IMO is evaluating mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has been petitioned, and had been threatened with a potential lawsuit, by the California Attorney General to regulate greenhouse gas emissions from ocean-going vessels. In addition, climate change initiatives are being considered in the U.S. Congress. Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security including the U.S. Maritime Transportation Security Act of 2002, or MTSA, amendments to SOLAS and a requirement that any vessel trading internationally obtain an International Ship Security Certificate from a recognized security organization approved by the vessel's flag state. We believe that our Vessel is currently in compliance with applicable security requirements.

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

Risk of Loss and Insurance

The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism and other circumstances or events. In addition, the transportation of crude oil is subject to the risk of spills, and business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts. OPA has made liability insurance more expensive for ship owners and operators imposing potentially unlimited liability upon owners, operators and bareboat charterers for oil pollution incidents in the territorial waters of the United States. We believe that our current insurance coverage is adequate to protect us against the principal accident-related risks that we face in the conduct of our business.

Our protection and indemnity insurance, or P&I insurance, covers third-party liabilities and other related expenses from, among other things, injury or death of crew, passengers and other third parties, claims arising from collisions, damage to cargo and other third-party property and pollution arising from oil or other substances. Our current P&I insurance coverage for pollution is the maximum commercially available amount of $1.0 billion per tanker per incident and is provided by mutual protection and indemnity associations. Each of the vessels currently in our fleet is entered in a protection and indemnity association which is a member of the International Group of Protection and Indemnity Mutual Assurance Associations. The 13 protection and indemnity associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each protection and indemnity association has capped its exposure to this pooling agreement at approximately $7.0 billion currently. As a member of protection and indemnity associations, which are, in turn, members of the International Group, we are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations and members of the pool of protection and indemnity associations comprising the International Group.

Our hull and machinery insurance covers actual or constructive total loss from covered risks of collision, fire, heavy weather, grounding and engine failure or damages from same. Our war risks insurance covers risks of confiscation, seizure, capture, vandalism, sabotage and other war-related risks. Our loss-of-hire insurance covers loss of revenue at $30,000 per day for not less than 90 days resulting from an accident covered by the terms of our hull and machinery insurance for each of our vessels, with a 60 day deductible.

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

We have not been able to enter into a replacement charter for our Vessel following the termination of the Initial Charter on December 7, 2010, at which time it was re-delivered to the Company and SeaTeam Management Pte Limited, a majority-owned subsidiary of Frontline Ltd., commenced technical management.

The Ulriken has been trading in the spot market since re-delivery to the Company although it remained unfixed in December. In January 2011, the Ulriken was fixed on its first voyage charter. The TCE in the first quarter of 2011 was approximately $22,600 per day. The Ulriken had 13 waiting days in the first quarter of 2011.  The Ulriken is currently on its second voyage charter, which has an estimated TCE of approximately $13,500 per day.

Market Overview and Trend Information

According to industry sources, the average TCE rate for a modern VLCC was $42,500 per day in 2010. The tanker market in 2010 was characterized by a strong first half and a weak second half. Storage activities and delays in the newbuilding delivery schedule contributed positively to the first half of the year and the year started rather strongly with average earnings of $60,000 per day in the first quarter and $58,000 per day in the second quarter. The second half of the year returned lower earnings per day mostly due to the lack of vessels being used as floating storage and the high availability of tonnage. Consequently the average TCE for the third and the fourth quarter was $26,000 and $27,500 per day respectively.

The removal of single hulled vessels throughout the year was modest and below most expectations. However, due to their trading restrictions interference with the more modern tonnage was rather limited. Furthermore, a large increase in world oil demand helped the continued growth throughout the year of the seaborne oil trade. Industry sources indicate a 4% growth in the volume of seaborne oil trade and a 3% increase in transport distances. China maintained its imports from West Africa, and thus continues to be one of the most important participants to the large tanker market and a main contributor to what industry sources estimate was a 7% ton-mile increase in 2010.

The VLCC fleet increased by approximately 7.5% in 2010 to 548 vessels. Throughout the year, a total of 55 new vessels were delivered to owners and 51 new orders were placed. The total order book consisted of 186 vessels at the end of the year, representing 34% of the existing fleet.

Throughout 2011, it is estimated that 79 new VLCCs will enter the market, including 18 in the first quarter. In 2010 industry sources expected that 67 VLCCs would be delivered, however only 55 were actually delivered. This resulted in 19% slippage for the year and the trend is expected to continue throughout 2011. Furthermore, there are still single hull vessels trading actively. The phase out program has not yet been completed and the fleet counted 43 non-double hull VLCCs at the end of 2010.

According to the May 2011 report from the International Energy Agency, or IEA, average OPEC production is estimated at 29.2 million barrels per day in 2010. The expected 2011 OPEC production output figure has not yet been published by the IEA. However, the IEA estimates a production figure of about 29.7 million barrels per day for the first quarter of 2011, which is approximately 200,000 barrels per day more compared to the production output in the fourth quarter of 2010.

The IEA further estimates that the average world oil demand was 87.9 million barrels per day in 2010, which represents an increase of 3.3% or 2.8 million barrels per day from 2009. For 2011, the world oil demand is estimated at 89.2 million barrels per day, representing an increase of 1.5% or 1.3 million barrels per day from 2010.

The bunker (vessel fuel oil) market followed movements in the oil market closely in 2010. The average bunker price in Fujairah was approximately $465/mt in 2010, which represents an increase of $95/mt from 2009. The prices ranged from a low of $422/mt at the beginning of July to a high of $512/mt at the end of December.

According to the 'World Economic Outlook - Update' published by The International Monetary Fund, or IMF, in April 2011, World Output, or GDP, increased 5 % in 2010, which was a substantial upward shift compared to the 2009 -0.5% growth. For 2011 and 2012 the IMF forecasts World GDP growth of 4.4% and 4.5%, respectively.

Operating results

Year ended December 31, 2010 compared with the year ended December 31, 2009

Operating  Revenues

(in thousands of $)	2010	2009	% Change
Charter revenues	9,709	10,403	(6.7)%

The decrease in charter income is attributable to the termination of the Initial Charter on December 7, 2010. The Vessel did not earn any income in December thereafter.

Operating Expenses

(in thousands of $)	2010	2009	% Change
Voyage expenses	80	-	-
Ship operating expenses	284	-	-
Administrative expenses	58	57	1.8%
Depreciation	2,831	3,011	(6.0)%

The voyage expenses and ship operating costs in the year ended December 31, 2010 were incurred in December when the Vessel was re-delivered to the Company following the termination of the Initial Charter.  On July 1, 2009, the Company effected a change in the estimated scrap rate for its vessel from $154 per lightweight ton to $281 per lightweight ton. The resulting change in salvage value has been applied prospectively and decreased depreciation by $0.2 million for the year ended December 31, 2009. A full year impact of this change was recognized in 2010.

Other income (expenses)

(in thousands of $)	2010	2009	% Change
Interest income	1,476	1,242	18.8%
Interest expense	(4,348)	(4,609)	(5.7)%
Other financial items	(380)	-	-
Amortization of deferred charges	(39)	(39)	-

Interest income increased as a result of the rising cash balances held. Interest expense has decreased in line with expectations, with interest expense falling in line with the principal loan outstanding each year. Other financial items in 2010 consist of consent solicitation fees and related legal expenses of $255,000 and $125,000, respectively. The Company amortizes the deferred charges over the life of the Term Notes.

Year ended December 31, 2009 compared with the year ended December 31, 2008

Operating Revenues

(in thousands of $)	2009	2008	% Change
Charter revenues	10,403	10,403	-

Charter income is in line with expectations in accordance with the terms of the Initial Charter. The daily rate paid by Chevron is $28,500 per day for the optional period of the charter.

Operating Expenses

(in thousands of $)	2009	2008	% Change
Administrative expenses	57	56	1.8%
Depreciation	3,011	3,191	(5.6)%

 On July 1, 2009, the Company effected a change in the estimated scrap rate for its vessel from $154 per lightweight ton to $281 per lightweight ton. The resulting change in salvage value has been applied prospectively and decreased depreciation by $0.2 million for the year ended December 31, 2009.

Other income (expenses)

(in thousands of $)	2009	2008	% Change
Interest income	1,242	1,016	22.2%
Interest expense	(4,609)	(4,850)	(5.0)%
Amortization of deferred charges	(39)	(39)	-

Interest income increased as a result of the rising cash balances held. Interest expense has decreased in line with expectations, with interest expense falling in line with the principal loan outstanding each year. The Company amortizes the deferred charges over the life of the Term Notes.

Liquidity and Capital Resources

On February 25, 2010, Chevron gave non-binding notice of termination of the bareboat charter for our Vessel. On June 3, 2010, Chevron gave a six months binding notice of termination and such termination took effect on December 7, 2010.  Following termination of the Initial Charter, the Manager has determined that an acceptable replacement charter for our Vessel was not available. Pursuant to the Management Agreement and the Indenture, the Manager has been seeking bids for the sale of the Vessel and has chartered the Vessel on the spot market. In order to make scheduled sinking fund and interest payments on the Term Notes, if any, and to pay estimated ship expenses for our Vessel, we require a time charter equivalent, or TCE, rate of approximately $31,200 per day. Due to the depressed nature of the current market, the average TCE rate for the Vessel in the first quarter of 2011 was approximately $22,600 per day. A  TCE rate of $31,200 per day would not cover the final principal payment of $10,995,000 for the Vessel. Although the current estimates of the approximate residual value of our Vessel on the date of the final payments exceed $10,995,000, there can be no assurance given as to the residual or scrap value of our Vessel on the date the final payment is due.

Chevron's option to terminate the bareboat charter for the Phoenix Voyager, which is the vessel owned by IOM I-B, on March 15, 2011 has now passed as no irrevocable notice was given six months prior to the optional termination date as required by the bareboat charter. Consequently, the bareboat charter for the Phoenix Voyager will continue to March 15, 2013, at least. All of our Term Notes are secured by assets cross-collateralized with the assets of IOM I-B.

Off-balance Sheet Arrangements

The Company is jointly and severally liable under the Term Notes with IOM I-B.  At December 31, 2010 the amount outstanding on the Term Notes was $107,000,000. In preparing the separate company financial statements of the Company and IOM I-B, the aggregate amount of the Notes has been allocated so as to reflect the difference in the contracted cost of the vessels.

Tabular disclosure of Contractual Obligations

As at December 31, 2010, we had the following contractual obligations and commitments:

	Payments due by period
(in thousands of $)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Term Notes (8.04%)	3,605	8,120	9,510	31,715	52,950
Interest	4,186	7,461	6,074	6,559	24,280

Total contractual obligations	7,791	15,581	15,584	38,274	77,230

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

Vessel

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

Vessel Impairment

The carrying value of the Vessel may not represent its fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. The carrying amount of the Vessel is reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. In such instances, an impairment charge would be recognized if the estimate of the undiscounted future cash flows expected to result from the use of the vessel and its eventual disposition is less than the Vessel's carrying amount.

In developing estimates of future cash flows, the Company must make assumptions about future charter rates, ship operating expenses, and the estimated remaining useful life of the Vessel. These assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of the Vessel

In "Critical Accounting Policies – Vessel Impairment" we discuss our policy for impairing the carrying value of our Vessel. During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. As a result, the charter-free market value, or basic market value, of the vessel may have declined below its carrying value, even though we did not impair the Vessel's carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by the Vessel over its operating life would exceed the Vessel's carrying amount.

Our estimate of basic market value assumes that our Vessel is in good and seaworthy condition without need for repair and, if inspected, would be certified in class without notations of any kind. Our estimate is based on the estimated market values for our Vessel that we have received from shipbrokers and are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future basic market value of our Vessel or prices that we could achieve if we were to sell the Vessel.

As of December 31, 2010, we believe that the basic market value of our Vessel, based on shipbroker reports, is in excess of its carrying value. In addition, we believe that the future undiscounted cash flows expected to be earned by the Vessel over its operating life would exceed the Vessel's carrying values as of December 31, 2010, and accordingly, have not recorded an impairment charge.

We refer you to the risk factor entitled "Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels which may adversely affect our earnings" and the discussion herein under the heading "Business Overview".

Recently Issued Accounting Pronouncements

In January 2010, the FASB issued authoritative guidance that changes the disclosure requirements for fair value measurements. Specifically, the changes require a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. The changes also clarify existing disclosure requirements related to how assets and liabilities should be grouped by class and valuation techniques used for recurring and nonrecurring fair value measurements. We adopted the guidance in the first quarter 2010, which did not have an impact on our consolidated financial statements.

In February 2010, the FASB amended guidance on subsequent events to alleviate potential conflicts between FASB guidance and SEC requirements. Under this amended guidance, SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately and we adopted these new requirements in the first quarter 2010. The adoption of this guidance did not have an impact on our financial statements.

In July 2010, the FASB issued authoritative guidance which requires expanded disclosures about the credit quality of an entity's financing receivables and its allowance for credit losses on a disaggregated basis. The adoption of this guidance by the Company with effect from 1 January 2010 did not have any effect on its consolidated financial statements.

Research and development, patents and licenses, etc.

Not applicable

Safe harbor

Forward-looking information discussed in this Item 5 includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements."  We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Please see "Cautionary Statement Regarding Forward-Looking Statements" in this report.

ITEM 6.                 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

The Company does not have any employees involved in the management of its Vessel. The following table sets forth the name, age and principal position with the Company of each of its directors and officers.

Name	Age	Position with the Company

Andrew James Baker	51	Secretary
Kate Blankenship	46	Director
John Michael Killip	66	Director
Tor Olav Trøim	48	Director

Andrew James Baker:  Isle of Man resident and has been secretary of the Company since November 1996. Mr. Baker is a solicitor with Cains, Isle of Man who are legal advisers to the Company and as such are entitled to charge for professional advice and services. He has been a solicitor with Cains since March 1994. Prior to that he was a partner with the law firm Pennington's since 1987.

Kate Blankenship has been a director of the Company since November 1, 1998. Mrs. Blankenship has been a director of the Manager since March 2000. Mrs. Blankenship served as the Chief Accounting Officer and Secretary of Frontline between 1994 and October 2005. Mrs. Blankenship served as Chief Financial Officer of Knightsbridge Tankers Limited from April 2000 to September 2007 and Secretary of Knightsbridge from December 2000 to March 2007. Mrs. Blankenship has been a director of Ship Finance International Limited since October 2003. Mrs. Blankenship has served as a director of ITCL since February 2008, Golar LNG Limited since July 2003, Golden Ocean Group Limited since November 2004, Seadrill Limited since May 2005, Archer Limited since August 2007 and Golar LNG Energy Limited since June 2009.  She is a member of the Institute of Chartered Accountants in England and Wales.

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

Tor Olav Trøim has been a director of the Company since November 1, 1998. Mr. Trøim graduated as M.Sc Naval Architect from the University of Trondheim, Norway in 1985. He was formerly an Equity Portfolio Manager with Storebrand ASA (1987-1990), and Chief Executive Officer for the Norwegian Oil Company DNO AS (1992-1995). Since 1995 Mr. Trøim has been a director of Seatankers Management in Cyprus. Mr. Trøim serves as a director of ITCL, Seadrill Limited, Golden Ocean Group Limited, Aktiv Kapital ASA, Archer Limited and as an alternate director of Frontline Ltd.

B.  Compensation

During the year ended December 31, 2010, we made no compensation payments to our directors and officers.

C.  Board Practices

In accordance with the by-laws of the Company the number of directors shall be such number not less than two as the Company by Ordinary Resolution may from time to time determine and each director shall hold office until removed in accordance with the Company's by-laws.

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

ITEM 7.                 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

As of June 14, 2011, except as set forth below, the Company is not aware of any beneficial owner of more than 5% of its Common Stock.

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

Under the terms of the Management Agreement between the Company and Frontline, Frontline provides administrative, management and advisory services to the Company at an annual fee of $50,000, payable semi-annually. All cost of administering the Company are payable by Frontline from the Management Fee. The Management Agreement is effective until termination by either party upon 30 days prior written notice. Management fee expenses and management fee payable for each of the years ended December 31, 2010, 2009 and 2008 were as follows:

(in thousands of $)	2010	2009	2008
Management fee expenses	50	50	50
Management fee payable	21	21	21

Upon re-delivery of the Vessel to the Company on December 7, 2010 on termination of the Initial Charter, SeaTeam Management Pte. Limited ("SeaTeam"), a majority-owned subsidiary of Frontline commenced technical management of the Vessel. An amount of $19,000 is owed to SeaTeam at December 31, 2010. An amount of approximately $1.1 million is owed to ITCL at December 31, 2010 mainly in respect of monies advanced by ITCL to an operating account to be used for the funding of operating expenses of the Vessel.

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

B.  Memorandum and Articles of Association

The Company is registered with company number 81717c at the Isle of Man Companies Registry.

All shares issued are ordinary shares; there has been no authorization to issue other classes of shares. Consequently all ordinary shares have equal entitlement to voting rights, dividends, profit shares and other rights and duties. There are no provisions for changes to the rights of stockholders contained in the articles, except by resolution of the stockholders.

Directors may be interested in Company transactions but where the director has knowledge of such interest at the time of entering into the agreement such interest must be disclosed to the other directors prior to agreement by the board as appropriate. The directors have discretionary powers to borrow on behalf of the Company subject to the limits as set out in the Memorandum of Association. There are no stated age limits for directors and directors need not be stockholders. They do not retire by rotation.

Company meetings may be convened by the directors or held on request of members holding not less than one tenth of such of the paid-up capital of the Company as at the date of the deposit of a requisition carries the right of voting at general meetings of the Company. Members, their properly appointed proxies and corporate members' representatives are entitled to attend.

There are no limits to ownership of Company securities or to the exercise of voting rights. Disclosure of ownership is governed by Isle of Man law and any laws operative in the jurisdictions pertaining to the owners of the securities. The directors of the Company may, without giving a reason, decline to register a transfer of shares to any person not already a member of the Company.

C.  Material Contracts

The Company has no material contracts apart from those pertaining to its normal business.

D.  Exchange Controls

The Company was incorporated in the Isle of Man on November 4, 1994. Interests in the Registered Securities may be freely transferred among non-residents of the Isle of Man under Isle of Man Law.  There are no Exchange Control regulations in the Isle of Man in relation to the exchange and remittance of sterling or any other currency from the Isle of Man.

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

Quantitative information about market risk instruments at December 31, 2010 is as follows:

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

The following table provides the scheduled sinking fund redemption amounts and final principal payment on the Term Notes.

Scheduled payment date
(in thousands of $)
February 1, 2011	1,765
August 1, 2011	1,840
February 1, 2012	1,910
August 1, 2012	1,990
February 1, 2013	2,070
August 1, 2013	2,150
February 1, 2014	2,240
August 1, 2014	2,330
February 1, 2015	2,420
August 1, 2015	2,520
February 1, 2016	2,620
August 1, 2016	2,725
February 1, 2017	2,835
August 1, 2017	2,950
February 1, 2018	3,070
August 1, 2018	3,190
February 1, 2019	14,325
Total	$52,950

(b)   Qualitative information about market risk

We were organized solely for the purpose of acquiring and chartering our Vessel. We have no sources for the payment of the principal of, and the interest on, the Term Notes except for the restricted cash accounts held by the Trustee. Accordingly, our ability to pay debt service on the Term Notes is wholly dependent upon our financial condition, results of operation and cash flows from our Vessel's operation.

ITEM 12.               DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.
PART II

ITEM 13.               DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.                CONTROLS AND PROCEDURES

(a)           Disclosure controls and procedures

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of December 31, 2010, the end of the period covered by this annual report. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective as of December 31, 2010.

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

Our management with the participation of our principal executive officer and principal financial officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2010. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2010.

(c)           Attestation report of the registered public accounting firm

Not applicable.

(d)           Changes in internal controls over financial reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially effected or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16.                RESERVED

ITEM 16A.             AUDIT COMMITTEE FINANCIAL EXPERT

Our equity is neither listed nor publicly traded. The equity is held by one beneficial holder. Our obligations toward our bondholders are set out in detail in covenants contained in the Indenture for their Term Notes. Accordingly our board of directors has determined that the role played by an audit committee would have no applicability to us and we do not have any audit committee. The functions of the audit committee are performed by the full board of directors.

ITEM 16B.             CODE OF ETHICS

Our equity is neither listed nor publicly traded. The equity is held by one beneficial holder. Our obligations toward our bondholders are set out in detail in covenants contained in the Indenture for their Term Notes. Accordingly our board of directors has determined that the role played by a code of ethics would have no applicability to us and we have not adopted a code of ethics.

ITEM 16C.             PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2010 and 2009 was PricewaterhouseCoopers AS. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by PricewaterhouseCoopers AS.

(in thousands of $)	2010	2009

Audit fees (a)	20	40
Audit related fees (b)	-	-
Tax fees (c)	-	-
All other fees (d)	-	-
Total	20	40

a)	Audit Fees

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

None.

ITEM 16F.             CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.            CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17.               FINANCIAL STATEMENTS

Not applicable.

ITEM 18.               FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-12 together with the report of PricewaterhouseCoopers AS hereon, are filed as part of this annual report:

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

2.3
Supplement No. 2, dated as of December 17, 2010 among Golden State Petroleum Transport Corporation and Golden State Petro (IOM I-A) PLC and Golden State Petro (IOM I-B) PLC and The Bank of New York Mellon as indenture trustee (as successor to United States Trust Company of New York, as indenture trustee).

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

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden State Petro (IOM I-A) PLC
(Registrant)

Date: June 14, 2011	By:	/s/ Kate Blankenship
	Name:	Kate Blankenship
	Title:	Principal Financial Officer

 Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
Golden State Petro (IOM I-A) PLC

We have audited the accompanying balance sheets of Golden State Petro (IOM I-A) PLC (the "Company") as of December 31, 2010 and December 31, 2009, the related statements of operations and retained earnings, and cash flows for each of the three years in the period ended December 31, 2010.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Golden State Petro (IOM I-A) PLC as of December 31, 2010 and December 31, 2009 and the results of its operations and retained earnings and cash flows for each of the three years in the period ended December 31, 2010  in conformity with accounting principles generally accepted in the United States of America.

 /s/ PricewaterhouseCoopers AS

PricewaterhouseCoopers AS
Oslo, Norway
June 14, 2011

Golden State Petro (IOM I-A) PLC
Statement of Operations and Retained Earnings for the years ended December 31, 2010, 2009 and 2008

(in thousands of $)

2010	2009	2008
Operating revenues
Charter revenues	9,709	10,403	10,403
Total operating revenues	9,709	10,403	10,403

Operating expenses
Voyage expenses	80	-	-
Ship operating expenses	284	-	-
Administrative expenses	58	57	56
Depreciation	2,831	3,011	3,191
Total operating expenses	3,253	3,068	3,247
Net operating income	6,456	7,335	7,156
Other income (expenses)
Interest income	1,476	1,242	1,016
Interest expense	(4,348)	(4,609)	(4,850)
Other financial items	(380)	-	-
Amortization of deferred charges	(39)	(39)	(39)
Net other expenses	(3,291)	(3,406)	(3,873)
Net income	3,165	3,929	3,283
Retained earnings at the start of year	16,566	12,637	9,354	4
Retained earnings at the end of year	19,731	16,566	12,637

See accompanying notes that are an integral part of these financial statements.

Golden State Petro (IOM I-A) PLC
Balance Sheet as of December 31, 2010 and 2009

(in thousands of $)

	2010	2009
ASSETS
Current assets
Restricted cash and investments	27,745	24,404
Inventories	788	-
Other current assets	90	-
Total current assets	28,623	24,404
Vessel, net	48,052	50,883
Deferred charges	315	354
Total assets	76,990	75,641

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	3,605	3,335
Trade accounts payable	886	-
Due to related parties	1,160	21
Accrued expenses and other current liabilities	2,263	2,769
Total current liabilities	7,914	6,125
Long-term debt	49,345	52,950
Total liabilities	57,259	59,075

Equity
Common stock: 2 shares of no par value	-	-
Retained earnings	19,731	16,566
Total equity	19,731	16,566
Total liabilities and equity	76,990	75,641

See accompanying notes that are an integral part of these financial statements.

Golden State Petro (IOM I-A) PLC
Statement of Cash Flows for the years ended December 31, 2010, 2009 and 2008

(in thousands of $)

	2010	2009	2008

Net income	3,165	3,929	3,283
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	2,831	3,011	3,191
Amortization of deferred charges	39	39	39
Changes in operating assets and liabilities:
Inventories	(788)	-	-
Other current assets	(90)	-	-
Trade accounts payable	886	-	-
Due to related parties	1,139	-	-
Accrued expenses and other current liabilities	(506)	770	(90)
Net cash provided by operating activities	6,676	7,749	6,423

Investing activities
Change in restricted cash and investments	(3,341)	(4,669)	(3,578)
Net cash used in investing activities	(3,341)	(4,669)	(3,578)

Financing activities
Repayment of debt	(3,335)	(3,080)	(2,845)
Net cash used in financing activities	(3,335)	(3,080)	(2,845)

Net change in cash and cash equivalents	-	-	-
Cash and cash equivalents at beginning of year	-	-	-
Cash and cash equivalents at end of year	-	-	-

Supplemental disclosure of cash flow information:
Interest paid	4,460	4,712	4,946

See accompanying notes that are an integral part of these financial statements.

Golden State Petro (IOM I-A) PLC
Notes to Financial Statements

1.	DESCRIPTION OF BUSINESS

Golden State Petro (IOM I-A) PLC (the "Company") was incorporated in the Isle of Man on November 4, 1996 along with Golden State Petro (IOM I-B) PLC ("IOM I-B"). These entities (each an "Owner" and together the "Owners") were formed for the purpose of each acquiring and chartering a very large crude oil carrier ("VLCC") (together the "Vessels").

The Company, IOM I-B, and Golden State Petroleum Transport Corporation ("GSPTC"), a Delaware corporation, are wholly-owned subsidiaries of Golden State Holdings I, Limited, an Isle of Man holding company. Golden State Holdings I, Limited is wholly-owned by Independent Tankers Corporation, a Cayman Islands company ("ITC"), which itself is wholly owned by Independent Tankers Corporation Limited, a Bermuda company ("ITCL"), which is 82.47% owned by Frontline Ltd. ("Frontline"), a publicly listed Bermuda company.

GSPTC acting as an agent for the Owners, issued 8.04% First Preferred Mortgage Term Notes for $127,100,000 (the "Term Notes") and Serial First Preferred Mortgage Notes for $51,700,000 (the "Serial Notes") (together the "Notes") as an agent for the Owners. The principal amount of the Term Notes and the Serial Notes allocated to the Company was $63,550,000 and $24,900,000, respectively. The proceeds allocated to the Company have been used to fund the construction of a VLCC. The Serial Notes were fully repaid on February 1, 2006. The Ulriken (ex Antares Voyager) (the "Vessel"), was delivered to the Company on December 7, 1998 and was concurrently chartered to Chevron Transport Corporation ("Chevron") pursuant to an initial charter (the "Initial Charter") for a term of eighteen years. As of January 31, 1999, each of the Owners entered into a management agreement with Frontline. Frontline provides administrative, vessel management and advisory services to the Owners. Chevron had an option to terminate the Initial Charter on the tenth anniversary of the delivery date of our Vessel, December 7, 2008, and had termination options on each of the three subsequent two-year anniversaries thereof. On February 25, 2010, Chevron gave non-binding notice of termination of the bareboat charter for our Vessel. On June 3, 2010, Chevron gave six months' binding notice of termination and such termination took effect on December 7, 2010 at which time the Vessel was re-delivered to the Company. The Vessel is currently trading in the spot market.

On December 17, 2010 the holders approved amendments to the Indenture of the Term Notes and the management agreements pursuant to a consent solicitation commenced on December 8, 2010. These amendments were made in connection with the termination of the Initial Charter for the Vessel and the potential termination of the vessel owned by IOM I-B and (i) approve the proposed sale of the Vessels provided an Adequate Bid (as defined in the Indenture as amended) has been received by Frontline, as manager of the Vessels, and (ii) during the period from the termination of the initial charter for each vessel and its sale, permit the chartering of the vessel by Frontline in the spot market or on time charters.

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

Inventories
Inventories comprise principally of fuel and lubricating oils and are stated at the lower of cost and market value. Cost is determined on a first-in, first-out basis.

Golden State Petro (IOM I-A) PLC
Notes to Financial Statements (continued)

2.	ACCOUNTING POLICIES (continued)

Restricted Cash and Investments
Restricted cash consists of bank deposits which may only be used to settle certain pre-arranged loan or lease payments, minimum deposits, and management fees which must be maintained in accordance with contractual arrangements.

Restricted investments consists of deposits in guaranteed investment contracts, which must be maintained in accordance with contractual arrangements and may only be used to pay principal and interest on the Company's debt and management fees. The guaranteed investment contracts are considered to be investments held to maturity and as such are stated at cost plus accrued interest. When a contract is terminated by the Company, a market value adjustment is added to the value of the investment at the termination date.

Vessel
The cost of the Vessel, including capitalized costs and interest, less estimated residual value is being depreciated on a straight line basis over the Vessel's remaining life. The estimated economic useful life of the Vessel is 25 years. On July 1, 2009, the Company effected a change in estimate related to the estimated scrap rate for the Vessel from $154 per lightweight ton to $281 per lightweight ton. The resulting change in salvage values has been applied prospectively and reduced depreciation by approximately $0.2 million for the six months and year ended December 31, 2009. This change also resulted in an increase in net income of approximately $0.2 million.

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

Deferred Charges
Loan costs, including debt arrangement fees, are capitalized and amortized over the life of the Term Notes using the straight line interest method in the Company's statements of operations. This is not materially different to the effective interest method.

Allocation of the Notes
The Company is jointly and severally liable under the Term Notes with IOM I-B. At December 31, 2010 the amount outstanding on the Term Notes was $107,000,000. In preparing the separate company financial statements of the Company and IOM I-B, the aggregate amount of the Notes was allocated so as to reflect the difference in the contracted cost of the Vessels.

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

In January 2010, the FASB issued authoritative guidance that changes the disclosure requirements for fair value measurements. Specifically, the changes require a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. The changes also clarify existing disclosure requirements related to how assets and liabilities should be grouped by class and valuation techniques used for recurring and nonrecurring fair value measurements. We adopted the guidance in the first quarter 2010, which did not have an impact on our consolidated financial statements.

In February 2010, the FASB amended guidance on subsequent events to alleviate potential conflicts between FASB guidance and SEC requirements. Under this amended guidance, SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately and we adopted these new requirements in the first quarter 2010. The adoption of this guidance did not have an impact on our financial statements.

In July 2010, the FASB issued authoritative guidance which requires expanded disclosures about the credit quality of an entity's financing receivables and its allowance for credit losses on a disaggregated basis. The adoption of this guidance by the Company with effect from 1 January 2010 did not have any effect on its consolidated financial statements.

4.	TAXATION

The Company is exempt from United States Federal, state and local income taxes on its international shipping income and is zero rated for Isle of Man taxation. The Company expects all of its income to remain exempt from United States Federal, state and local income taxes. Accordingly, no provision for taxes has been made in these financial statements.

5.     OTHER FINANCIAL ITEMS

Other financial items in 2010 consist of consent solicitation fees and related legal expenses of $255,000 and $125,000, respectively.

6.     SEGMENT INFORMATION

The Company has only one reportable segment.

7.	RESTRICTED CASH AND INVESTMENTS

Restricted cash and investments consist of restricted investment accounts (the "Accounts") that were established in the name and under the control of the Indenture Trustee (the "Trustee"). The proceeds of the Notes issued on behalf of the Company were deposited into one of the Accounts (the "Pre-Funding Account") in the form of a guaranteed investment contract. The funds in the Pre-Funding were only to be used to fund the installment construction payments, principal and interest due on the Notes and management fees prior to the delivery of the Vessel. Charterhire payments are being deposited into a separate account (the "Revenue Account") in the form of a guaranteed investment contract. The funds in the Revenue Account can be used only to fund the principal and interest due on the Notes and management fees subsequent to the delivery of the Vessel.

On March 11, 2011, the Company received $4.3 million being the market value adjustment to its guaranteed investment contract for which termination notice was given by the Company in February 2011. This amount will be recorded as income in the first quarter of 2011 in accordance with the terms of the contract. The Company's deposit is now held by Bank of New York Mellon.

Golden State Petro (IOM I-A) PLC
Notes to Financial Statements (continued)

8.	LEASES

As of December 31, 2010, the Vessel was not leased to a third party. As of December 31, 2009, the Vessel was leased to Chevron. On February 25, 2010, Chevron gave non-binding notice of termination of the bareboat charter for the Vessel. On June 3, 2010, Chevron gave six months' binding notice of termination which took effect on December 7, 2010 at which time the Vessel was re-delivered to the Company.

9.	VESSEL

(in thousands of $)	2010	2009
Cost	86,068	86,068
Accumulated depreciation	(38,016)	(35,185)
	48,052	50,883

Depreciation expense was $2.8 million, $3.0 million and $3.2 million for the years ended December 31, 2010, 2009 and 2008, respectively.

10.	DEFERRED CHARGES

(in thousands of $)	2010	2009
Debt arrangement fees	864	864
Accumulated amortization	(549)	(510)
	315	354

11.  ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

(in thousands of $)	2010	2009
Interest payable	1,774	1,902
Accrued operating expenses	123	-
Accrued administration expenses	366	-
Deferred charterhire	-	867
	2,263	2,769

12.	DEBT

The Serial Notes were issued in the aggregate principal amount of $51,700,000, of which $24,900,000 was allocated to the Company. The Serial Notes were fully repaid on February 1, 2006. The Term Notes were issued in the aggregate principal amount of $127,100,000, of which $63,550,000 was allocated to the Company. Interest on the Term Notes is payable semi-annually on each February 1 and August 1.

(in thousands of $)	2010	2009
Term Notes due February 1, 2019	52,950	56,285
Less: short-term portion	(3,605)	(3,335)
	49,345	52,950

Golden State Petro (IOM I-A) PLC
Notes to Financial Statements (continued)

12.	DEBT (continued)

The outstanding debt as of December 31, 2010 is repayable as follows:

(in thousands of $)
Year ending December 31,
2011	3,605
2012	3,900
2013	4,220
2014	4,570
2015	4,940
Thereafter	31,715
52,950

As of December 31, 2010, the effective interest rate for the Term Notes was 8.04%.

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

The following table provides the scheduled sinking fund redemption amounts and final principal payment on the Term Notes.

Scheduled Payment Date (in thousands of $)	Amount
February 1, 2011	1,765
August 1, 2011	1,840
February 1, 2012	1,910
August 1, 2012	1,990
February 1, 2013	2,070
August 1, 2013	2,150
February 1, 2014	2,240
August 1, 2014	2,330
February 1, 2015	2,420
August 1, 2015	2,520
February 1, 2016	2,620
August 1, 2016	2,725
February 1, 2017	2,835
August 1, 2017	2,950
February 1, 2018	3,070
August 1, 2018	3,190
February 1, 2019	14,325
Total debt	52,950

Golden State Petro (IOM I-A) PLC
Notes to Financial Statements (continued)

12.	DEBT (continued)

The Term Notes have priority of payment as described in the Indenture Agreement dated as of December 1, 1996 and are collateralized by a statutory first mortgage on the Vessel and certain other collateral. All of our Term Notes are secured by assets cross-collateralized with the assets of IOM I-B.

The Term Notes will be subject to mandatory redemption on a pro rata basis in an aggregate principal amount equal to the allocated principal amount of the Term Notes if the Vessel is a total loss, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest (including default interest) to the date fixed for redemption.

The Term Notes may be redeemed in whole or in part at the discretion of the Company on any payment date on or after August 1, 1999 at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest to the date fixed for redemption, provided that if (i) such redemption occurs prior to February 1, 2018 and (ii) the Vessel is then subject to the related Initial Charter or to an acceptable replacement charter pursuant to which the charterer  is required to pay charter hire equal to or greater than the charter hire payable by Chevron during the fixed period, then the make-whole premium, as defined in the Offering Memorandum dated December 19, 1996, shall be payable with respect to the Term Notes in an amount equal to allocated principal amount of the Term Notes for such Vessel. In addition, Term Notes may be redeemed in part in an aggregate principal amount equal to the allocated principal amount of the Notes for the Vessel if the Initial Charter for the Vessel is terminated and an acceptable replacement charter is not entered into, at a redemption price equal to 100% of the principal amount thereof plus accrued interest to the date fixed for redemption.

The indenture governing the Term Notes includes certain covenants that, among other things, prohibit the Company and GSPTC from incurring additional indebtedness (other than subordinated loans) and impose limitations on the amount of investments, on loans, advances, mergers, the payment of dividends and the making of certain other payments, the creation of liens and certain transactions with affiliates.

13.	SHARE CAPITAL

Authorized share capital:
	2010	2009
2,000 common stock of no par value	2,000	2,000

Issued and outstanding share capital:
	2010	2009
2 common stock of no par value	2	2

All of the Company's issued and outstanding common shares have been pledged to the Trustee.

14.	FINANCIAL INSTRUMENTS

Fair Values
The carrying value and estimate fair value of the Company's financial instruments at December 31, 2010 and 2009 are as follows:

	2010	2010	2009	2009
(in thousands of $)	Fair Value	Carrying Value	Fair Value	Carrying Value
Financial assets:
Restricted cash and investments	32,022	27,745	24,404	24,404
Financial liabilities:
Term Notes	53,850	52,950	58,275	56,285

Golden State Petro (IOM I-A) PLC
Notes to Financial Statements (continued)

14.	FINANCIAL INSTRUMENTS (continued)

The financial assets and liabilities are measured at fair value on a recurring basis as follows:

	2010
(in thousands of $)	Fair Value	Level 1	Level 2	Level 3
Financial assets:
Restricted cash and investments	32,022	32,022	-	-
Financial liabilities:
Term Notes	53,850	53,850	-	-

The following methods and assumptions were used to estimate the fair value of each class of financial instrument;

Restricted cash and investments - the fair value at December 31, 2010 includes the market value adjustment received by the Company in March 2011.

Term Notes - the estimated fair value of the Term Notes is based on quoted market prices (level one per ASC Topic 820).

Concentrations of risk
The Company has no sources for the payment of the principal of, and the interest on, the Term Notes except for the restricted cash and investment accounts held by the Trustee. Accordingly, the Company's ability to pay debt service on the Term Notes is wholly dependent upon its financial condition, results of operation and cash flows from the Vessel's operation.

There is a concentration of credit risk with respect to restricted cash and investments to the extent that all of the amounts were invested with Pacific Mutual Life Insurance as of December 31, 2010. The Company's deposit is now held by Bank of New York Mellon.

15.	ASSETS PLEDGED

(in thousands of $)	2010	2009
Vessel, net	48,052	50,883
Restricted cash and investments	27,745	24,404
	75,797	75,287

The Term Notes are collateralized by a statutory first mortgage on the Vessel. Restricted cash and investments are also pledged to pay principal and interest on the Term Notes.

16.	RELATED PARTY TRANSACTIONS

In the years ended December 31, 2010, 2009 and 2008, Frontline has provided management services to the Company pursuant to a management agreement which is effective until termination by either party upon 30 days prior written notice. Management fee expenses and management fee payable as of December 31, 2010, 2009 and 2008 are as follows:

(in thousands of $)	2010	2009	2008
Management fee expenses	50	50	50
Management fee payable	21	21	21

Golden State Petro (IOM I-A) PLC
Notes to Financial Statements (continued)

16.	RELATED PARTY TRANSACTIONS (continued)

Upon re-delivery of the Vessel to the Company on December 7, 2010 on termination of the Initial Charter, SeaTeam Management Pte. Limited ("SeaTeam"), a majority-owned subsidiary of Frontline commenced technical management of the Vessel. An amount of $19,000 is owed to SeaTeam at December 31, 2010. An amount of approximately $1.1 million is owed to ITCL at December 31, 2010 mainly in respect of monies advanced by ITCL to an operating account to be used for the funding of operating expenses of the Vessel.

17.  SUBSEQUENT EVENT

On March 11, 2011, the Company received $4.3 million being the market value adjustment to its guaranteed investment contract with an unrelated third party for which termination notice was given by the Company in February 2011. This amount will be recorded as income in the first quarter of 2011 in accordance with the terms of the contract.

We have not been able to enter into a replacement charter for our Vessel following the termination of the Initial Charter on December 7, 2010, at which time it was re-delivered to the Company and SeaTeam Management Pte Limited, a majority-owned subsidiary of Frontline Ltd., commenced technical management. The Ulriken has been trading in the spot market since re-delivery to the Company although it remained unfixed in December. In January 2011, the Ulriken was fixed on its first voyage charter. The TCE in the first quarter of 2011 was approximately $22,600 per day. The Ulriken had 13 waiting days in the first quarter of 2011.  The Ulriken is currently on its second voyage charter, which has an estimated TCE of approximately $13,500 per day.