Form 20-F
period 2011-12-31
GOLDEN STATE PETRO IOM I A PLC
filed 2012-04-04
CIK 1038460

UNITED STATES
  SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

 (Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011

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

c/o Fort Anne, Douglas, Isle of Man IM1 5PD
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

Yes ☒	No ☐

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

A.  Selected Financial Data

The selected statement of operations data of the Company with respect to the fiscal years ended December 31, 2011, 2010 and 2009, and the selected balance sheet data with respect to the fiscal years ended December 31, 2011 and 2010, respectively have been derived from the Company's financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected statement of operations data with respect to the fiscal years ended December 31, 2008 and 2007, and the selected balance sheet data with respect to the fiscal years ended December 31, 2009, 2008 and 2007, have been derived from financial statements of the Company not included herein. The following table should also be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the Company's Financial Statements and Notes thereto included herein. The Company's accounts are maintained in U.S. dollars.

	Fiscal year ended December 31,
	2011	2010	2009	2008	2007
(in thousands of $, except per share data)

Statement of operations data:
Total operating revenues	17,455	9,709	10,403	10,403	10,403
Net (loss) income	(623)	3,165	3,929	3,283	2,862

Per share data:
Dividends per share	-	-	-	-	-

Balance sheet data:
Vessel, net	45,221	48,052	50,883	53,894	57,085
Total assets	71,977	76,990	75,641	74,022	73,674
Current portion of long-term debt	3,900	3,605	3,335	3,080	2,845
Long-term debt	45,445	49,345	52,950	56,285	59,365
Equity	19,108	19,731	16,566	12,637	9,354
Number of shares	2	2	2	2	2

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

The following summarizes the risks that may materially affect our business, financial condition or results of operations.

If the tanker industry, which historically has been cyclical and volatile, continues to be depressed or declines further in the future, our revenues, earnings and available cash flow may be adversely affected

Historically, the tanker industry has been highly cyclical, with volatility in profitability, charter rates and asset values resulting from changes in the supply of, and demand for, tanker capacity. After reaching highs during the summer of 2008, charter rates for crude oil carriers fell dramatically in connection with the commencement of the global financial crisis and current rates continue to remain at relatively low levels compared to the rates achieved in the years preceding the global financial crisis. Fluctuations in charter rates and tanker values result from changes in the supply of and demand for tanker capacity and changes in the supply of and demand for oil and oil products. According to industry sources, the orderbook for VLCCs in 2010 and 2011 decreased from its relatively high level in 2009, and newbuilding vessels representing approximately 21% of the global VLCC fleet are expected to be delivered from yards and enter into service during through 2014. These factors may adversely affect our ability to recharter our Vessel currently operating in the spot market. Our ability to re-charter our Vessel on the expiration of its current spot charter, and the charter rates payable under any renewal or replacement charter, will depend upon, among other things, economic conditions in the tanker market and we cannot guarantee that any renewal or replacement charter we enter into will be sufficient to allow us to operate our Vessel profitably.

The factors that influence demand for tanker capacity include:

•	supply and demand for oil and oil products

•
global and regional economic and political conditions, including developments in international trade, national oil reserves policies, fluctuations in industrial and agricultural production and armed conflicts;

•	regional availability of refining capacity;

•	environmental and other legal and regulatory developments;

•	the distance oil and oil products are to be moved by sea;

•	changes in seaborne and other transportation patterns, including changes in the distances over which tanker cargoes are transported by sea;

•
increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

•	currency exchange rates;

•	weather and acts of God and natural disasters;

•	competition from alternative sources of energy and from other shipping companies and other modes of transport;

•	international sanctions, embargoes, import and export restrictions, nationalizations, piracy and wars; and

•	regulatory changes including regulations adopted by supranational authorities and/or industry bodies, such as safety and environmental regulations and requirements by major oil companies.

The factors that influence the supply of tanker capacity include:

•	current and expected purchase orders for tankers;

•	the number of tanker newbuilding deliveries;

•	any potential delays in the delivery of newbuilding vessels and/or cancellations of newbuilding orders;

•	the scrapping rate of older tankers;

•	the successful implementation of the phase-out of single-hull tankers;

•	technological advances in tanker design and capacity;

•	tanker freight rates, which are affected by factors that may effect the rate of newbuilding, swapping and laying up of tankers;

•	port and canal congestion;

•	price of steel and vessel equipment;

•	conversion of tankers to other uses or conversion of other vessels to tankers;

•	the number of tankers that are out of service; and

•	changes in environmental and other regulations that may limit the useful lives of tankers.

The factors affecting the supply and demand for tankers have been volatile and are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable, including those discussed above.  The current global economic downturn may reduce demand for transportation of oil over longer distances and increase supply of tankers to carry that oil, which may have a material adverse effect on our business, financial condition, results of operations and cash flows.

The international tanker industry has experienced volatile charter rates and vessel values and there can be no assurance that these charter rates and vessel values will return to their previous levels

Charter rates in the tanker industry are volatile. We anticipate that future demand for our Vessel, and in turn our future charter rates, will be dependent upon economic growth in the world's economies, as well as seasonal and regional changes in demand and changes in the capacity of the world's fleet. We believe the charter rates that were paid prior to 2008 were the result of economic growth in the world economies that exceeded growth in global vessel capacity. There can be no assurance that economic growth will not stagnate or decline leading to a further decrease in vessel values and charter rates. A further decline in vessel values and charter rates would have an adverse effect on our business, financial condition and results of operation.

We may incur additional expenses and not be able to re-charter our Vessel profitably

Currently, our Vessel is operating on the spot market.  We will continue to attempt to arrange a replacement charter, including shorter-term time charters, or we may continue to operate the Vessel on the spot market, which is subject to greater fluctuation than the time charter market.  Alternatively, we may sell our Vessel. Any replacement charter may bring us lower charter rates than the Initial Charter, which may reduce the amounts available, if any, to pay principal and interest on the Term Notes as described below.

We are dependent on a spot charter and any decrease in spot charter rates in the future may adversely affect our earnings

Our Vessel is currently employed in the spot market, exposing us to fluctuations in spot market charter rates. Historically, the tanker market has been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. The recent global economic crisis may further reduce demand for transportation of oil over longer distances and supply of tankers to carry such oil, which may materially affect our revenues, profitability and cash flows. The spot charter market may fluctuate significantly based upon supply and demand of vessels and oil. The successful operation of our Vessel in the competitive spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. If future spot charter rates decline, then we may be unable to operate our Vessel trading in the spot market profitably, meet our obligations, including servicing our debt. Furthermore, as charter rates for spot charters are fixed for a single voyage, which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

Our ability to renew the charter on our Vessel, the charter rates payable under any replacement charter and vessel values will depend upon, among other things, economic conditions in the sector in which our Vessel operates at that time, changes in the supply and demand for tanker capacity and changes in the supply and demand for the seaborne transportation of energy resources.

Any decrease in shipments of crude oil may adversely affect our financial performance

The demand for our oil tankers derives primarily from demand for Arabian Gulf, West African, North Sea and Caribbean crude oil, which, in turn, primarily depends on the economies of the world's industrial countries and competition from alternative energy sources. A wide range of economic, social and other factors can significantly affect the strength of the world's industrial economies and their demand for crude oil from the mentioned geographical areas. One such factor is the price of worldwide crude oil. The world's oil markets have experienced high levels of volatility in the last 25 years. In July 2008, oil prices rose to a high of approximately $143 per barrel before decreasing to approximately $38 per barrel by the end of December 2008 and then rising to approximately $92 per barrel as of the end of December 2010 and continuing to rise to approximately $100 by the end of December 2011.

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

In addition, the current economic conditions affecting the United States and world economies may result in reduced consumption of oil products and a decreased demand for our Vessel and lower charter rates, which could have a material adverse effect on our earnings.

An over-supply of tanker capacity may lead to reductions in charter rates, vessel values and profitability

In recent years, shipyards have produced a large number of new tankers. If the capacity of new vessels delivered exceeds the capacity of tankers being scrapped and converted to non-trading tankers, tanker capacity will increase. If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, charter rates and vessel values could materially decline. A reduction in charter rates and the value of our Vessel may have a material adverse effect on our results of operations.

Our results of operations are subject to seasonal fluctuations, which may adversely affect our financial condition

We operate our Vessel in markets that have historically exhibited seasonal variations in demand and, as a result, charter rates.  This seasonality may result in quarter-to-quarter volatility in our operating results, as long as our Vessel is employed in the spot market.  Peaks in tanker demand quite often precede seasonal oil consumption peaks, as refiners and suppliers anticipate consumer demand. Seasonal peaks in oil demand can broadly be classified into two main categories: increased demand prior to Northern Hemisphere winters as heating oil consumption increases and increased demand for gasoline prior to the summer driving season in the United States.

Because the market value of our Vessel may fluctuate significantly, we may incur a loss if we sell the Vessel which may adversely affect our earnings

The fair market value of our Vessel may increase and decrease depending on but not limited to the following factors:

•	general economic and market conditions affecting the shipping industry;

•	competition from other shipping companies;

•	types and sizes of vessels;

•	the availability of other modes of transportation;

•	cost of newbuildings;

•	shipyard capacity;

•	governmental or other regulations;

•	age of vessels;

•	prevailing level of charter rates;

•	the need to upgrade secondhand and previously owned vessels as a result of charterer requirements; and

•	technological advances in vessel design or equipment or otherwise.

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

Risks involved with operating ocean-going vessels could affect our business and reputation, which could have a material adverse effect on our results of operations and financial condition

The operation of an ocean-going vessel carries inherent risks.  These risks include the possibility of:

•	a marine disaster;

•	terrorism;

•	environmental accidents;

•	cargo and property losses or damage; and

•	business interruptions caused by mechanical failure, human error, war, terrorism, piracy, political action in various countries, labor strikes, or adverse weather conditions.

Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our Vessel in an oil spill or other environmental disaster may harm our reputation as a safe and reliable tanker operator.

If economic conditions throughout the world do not improve, it will impede our operations

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy is currently facing a number of new challenges, including uncertainty related to the continuing discussions in the United States regarding the federal debt ceiling and recent turmoil and hostilities in the Middle East, North Africa and other geographic areas and countries. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and gas and for our services. Such changes could adversely affect our results of operations and cash flows.

The United States, the European Union and other parts of the world have recently been or are currently in a recession and continue to exhibit weak economic trends. The credit markets in the United States and Europe have experienced significant contraction, de-leveraging and reduced liquidity, and the U.S. federal government and state governments and European authorities have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission, or the SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Global financial markets and economic conditions have been, and continue to be, severely disrupted and volatile. Credit markets and the debt and equity capital markets have been exceedingly distressed.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations.

Continued economic slowdown in the Asia Pacific region, especially in Japan and China, may exacerbate the effect on us of the recent slowdown in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. China has imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our financial condition and results of operations, as well as our future prospectus, would likely be impeded by a continuing or worsening economic downturn in any of these countries.

The instability of the euro or the inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position

As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which will be activated by mutual agreement, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for oil and gas and for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

Acts of piracy on ocean-going vessels could adversely affect our business

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although sea piracy worldwide decreased slightly in 2011 for the first time in five years, throughout 2008, 2009 and 2010, the frequency of piracy incidents increased significantly, particularly in the Gulf of Aden off the coast of Somalia. If these piracy attacks result in regions in which our Vessel is deployed being characterized by insurers as "war risk" zones by insurers or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain.  In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our Vessel, or an increase in cost, or unavailability of insurance for our Vessel, could have a material adverse impact on our business, results of operations, cash flows and financial condition and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under any charters we enter into.

World events could affect our results of operations and financial condition

Terrorist attacks in New York on September 11, 2001, in London on July 7, 2005 and in Mumbai on November 26, 2008 and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continues to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East, including Egypt, and North Africa, including Libya, and the presence of United States and other armed forces in Iraq and Afghanistan, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets.  These uncertainties could also adversely affect our ability to obtain financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, such as the October 2002 M.V. Limburg, a very large crude carrier not related to us, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences, or the perception that our Vessel is a potential terrorist target, could have a material adverse impact on our business, financial condition and results of operations.

If our Vessel calls on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, that could adversely affect investor perceptions and the market for the Term Notes

From time to time on charterers' instructions, our Vessel may call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act ("CISADA"), which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies, such as our company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our company. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries, which could adversely affect our reputation and the market for the Term Notes, defined below. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our Vessel, and those violations could in turn negatively affect our reputation. Investor perception of the value of the Term Notes may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

If Golden State Petro (IOM I-B) PLC cannot re-charter its vessel if Chevron terminates the charter or upon the charter's expiration, there may not be enough collateral to secure the Term Notes

All of our Term Notes are secured by assets cross-collateralized with the assets of Golden State Petro (IOM I-B) PLC, or IOM I-B. If Chevron terminates its charter with IOM I-B or when the charter with IOM I-B expires, if IOM I-B is unable to re-charter its vessel at favorable rates, or at all, or sell its vessel for market value, IOM I-B may no longer have enough collateral to secure its debt obligations. As a result, the failure of IOM I-B to satisfy its debt obligations could implicate our Company and have a material adverse effect on your ability to recover amounts due from us, if any.

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

The current state of the global financial markets and current economic conditions may adversely impact our ability to obtain additional financing, if needed, on acceptable terms and otherwise negatively impact our business

Global financial markets and economic conditions have been, and continue to be, volatile.  Recently, operating businesses in the global economy have faced tightening credit, weakening demand for goods and services, deteriorating international liquidity conditions, and declining markets. There has been a general decline in the willingness by banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been negatively affected by this decline.

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that additional financing will be available if needed and to the extent required, on acceptable terms. If additional financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations, including our debt service obligations, as they come due.

In addition, at times, lower demand for crude oil as well as diminished trade credit available for the delivery of such crude oil has led to decreased demand for tankers, creating downward pressure on charter rates.

If the current global economic environment persists or worsens, we may be negatively affected in the following ways:

•	we may not be able to re-employ our Vessel at charter rates as favorable to us as historical rates or at all or operate our Vessel profitably; and

•	the market value of our Vessel could decrease, which may cause us to recognize a loss if our Vessel is sold or if its value is impaired.

The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations, cash flows and financial condition.

We operate in the highly competitive international tanker market which could affect our position

The operation of tanker vessels and transportation of crude and petroleum products is an extremely competitive business. Competition arises primarily from other tanker owners, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources than us. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. We have to compete with other tanker owners, including major oil companies as well as independent tanker companies for charters. Due in part to the fragmented tanker market, competitors with greater resources could enter and operate larger fleets through acquisitions or consolidations and may be able to offer better prices and fleets, which could result in our achieving lower revenues from our Vessel.

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

Our operations  are subject to numerous laws and regulations, in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our Vessel operates or is registered, which can significantly affect the ownership and operation of our Vessel. These requirements include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Clean Air Act, the U.S. Clean Water Act, the International Maritime Organization, or IMO, International Convention on Civil Liability for Oil Pollution Damage of 1969, generally referred to as CLC, the IMO International Convention on Civil Liability for Bunker Oil Pollution Damage, the IMO International Convention for the Prevention of Pollution from Ships of 1973, generally referred to as MARPOL, the IMO International Convention for the Safety of Life at Sea of 1974, generally referred to as SOLAS, the IMO International Convention on Load Lines of 1966 and the U.S. Maritime Transportation Security Act of 2002.  Compliance with such laws and regulations, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful life of our Vessel.  We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents.  Additionally, we cannot predict the cost of compliance with any new regulations that may be promulgated as a result of the 2010 BP plc Deepwater Horizon oil spill in the Gulf of Mexico.  These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition.

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

If we fail to comply with international safety regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports

The operation of our Vessel is affected by the requirements set forth in the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code.  The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies.  If we fail to comply with the ISM Code, we may be subject to increased liability, may invalidate existing insurance or decrease available insurance coverage for our Vessel and such failure may result in a denial of access to, or detention in, certain ports.

We may not have adequate insurance to compensate us if our Vessel is damaged or lost

We procure insurance for our Vessel against those risks that we believe the shipping industry commonly insures. These insurances include hull and machinery insurance, protection and indemnity insurance, which include environmental damage and pollution insurance coverage, and war risk insurance. We cannot assure you that we will be able to obtain adequate insurance coverage for our Vessel in the future or renew such policies on commercially reasonable terms, or at all, or that any particular claim will be paid.  For example, more stringent environmental regulations have in the past led to increased costs for, and in the future may result in the lack of availability of, protection and indemnity insurance against risks of environmental damage or pollution. Any uninsured or underinsured loss could harm our business, results of operations, cash flows and financial condition. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our Vessel failing to maintain certification with applicable maritime self-regulatory organizations. Further, we cannot assure you that our insurance policies will cover all losses that we incur, or that disputes over insurance claims will not arise with our insurance carriers. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. In addition, our insurance policies may be subject to limitations and exclusions, which may increase our costs or lower our revenues, thereby possibly having a material adverse effect on our business, results of operations, cash flows and financial condition.  Furthermore, even if our insurance coverage is adequate to our cover losses, we may not be able to timely obtain a replacement ship in the event of a loss of the Vessel.

Maritime claimants could arrest our Vessel, which could interrupt our cash flow

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by "arresting" or "attaching" a vessel through foreclosure proceedings. The arrest or attachment of our Vessel could result in a significant loss of earnings for the related off-hire period.

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

Fuel or bunker prices, may adversely affect our profits

For vessels on voyage charters, fuel oil, or bunkers, is a significant, if not the largest, expense. Changes in the price of fuel may adversely affect our profitability to the extent we have vessels on voyage charters. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

The operation of tanker vessels involves certain unique operational risks

The operation of tankers has unique operational risks associated with the transportation of oil.  An oil spill may cause significant environmental damage, and a catastrophic spill could exceed the insurance coverage available. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.

If we are unable to adequately maintain or safeguard our Vessel, we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition and results of operations.  In addition, the loss of our Vessel could harm our reputation as a safe and reliable vessel owner and operator.

Declines in charter rates and other market deterioration could cause us to incur impairment charges

The carrying value of our Vessel is reviewed whenever events or changes in circumstances indicate that the carrying amount of the vessel may no longer be recoverable. We assess recoverability of the carrying value by estimating the future net cash flows expected to result from the vessel, including eventual disposal. If the future net undiscounted cash flows and the estimated fair market value of the Vessel are less than the carrying value, an impairment loss is recorded equal to the difference between the Vessel's carrying value and fair value. Any impairment charges incurred as a result of declines in charter rates and other market deterioration could negatively affect our business, financial condition and operating results.

Operational risks and damage to our Vessel could adversely impact our performance

Our Vessel and its cargo will be at risk of being damaged or lost because of events such as marine disasters, bad weather and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These hazards may result in death or injury to persons, loss of revenues or property, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships and market disruptions, delay or rerouting.

If our Vessel suffers damage, it may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover at all or in full. The loss of revenues while our Vessel is being repaired and repositioned, as well as the actual cost of the repairs, may adversely affect our business and financial condition. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our Vessel may be forced to travel to a drydocking facility that is not conveniently located relative to our Vessel's position. The loss of earnings while the Vessel is forced to wait for space or to travel to more distant drydocking facilities may adversely affect our business and financial condition. Further, the total loss of our Vessel could harm our reputation as a safe and reliable vessel owner and operator.  If we are unable to adequately maintain or safeguard our Vessel, we may be unable to prevent any such damage, costs or loss which could negatively impact our business, financial condition, results of operations, and cash flows.

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption of our business

International shipping is subject to security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Since the events of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. These security procedures can result in delays in the loading, offloading or trans-shipment and the levying of customs duties, fines or other penalties against  exporters or importers and, in some cases, carriers. Future changes to the existing security procedures may be implemented that could affect the tanker sector. These changes have the potential to impose additional financial and legal obligations on carriers and, in certain cases, to render the shipment of certain types of goods uneconomical or impractical. These additional costs could reduce the volume of goods shipped, resulting in a decreased demand for vessels and have a negative effect on our business, revenues and customer relations.

Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties, drilling contract terminations and an adverse effect on our business.

We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

The Term Notes may not be as liquid as other securities with established trading markets, which may affect the value of the Term Notes and your ability to trade them

The Term Notes, defined below, are not listed on any national securities exchange and have no established trading market. Consequently, the Term Notes could trade at prices that may be higher or lower than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar notes and warrants, and our financial performance. The placement agents for the Term Notes currently make a market for the Term Notes, but they are not obligated to do so and may discontinue their market making activity at any time. In addition, their market making activity is subject to the limits imposed by the U.S. Securities Act of 1933, as amended, and the U.S. Securities Exchange Act of 1934, as amended. We cannot assure you that an active trading market will exist for the Term Notes or that any market for the Term Notes will be liquid.

Substantial leverage and debt service could affect our ability to grow and service our debt obligations

We are highly leveraged. As of December 31, 2011, we had $49.3 million in total indebtedness outstanding and equity of $19.1 million. The degree to which we are leveraged could have important consequences for the holders of our Term Notes, including:

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

Our principal executive offices are located at Fort Anne, Douglas, Isle of Man IM1 5PD and our telephone number is (1) 441 295 6935.

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

On December 17, 2010 the holders approved amendments to the Indenture of the Term Notes and the management agreements pursuant to a consent solicitation commenced on December 8, 2010. These amendments were made in connection with the termination of the Initial Charter for the Vessel and the potential termination of the vessel owned by IOM I-B and (i) approve the proposed sale of the Vessels provided an Adequate Bid (as defined in the Indenture as amended) has been received by Frontline, as manager of the Vessels, within a year following the effective date of the termination of the Initial Charter for the applicable Vessel, and (ii) during the period from the termination of the initial charter for each vessel and its sale, permit the chartering of the vessel by Frontline in the spot market or on time charters. We were not able to sell our Vessel within the year following the effective date of the termination of the Initial Charter for the Vessel and we have not been able to enter into a replacement time charter for our Vessel and it has been operating in the spot market since the termination of the Initial Charter.

Remarketing

Following termination of the Initial Charter, the Manager has determined that an acceptable replacement charter for our Vessel was not available. Pursuant to the Management Agreement and the Indenture, the Manager has been seeking bids for the sale of the Vessel and has chartered the Vessel on the spot market. In order to make scheduled sinking fund and interest payments on the Term Notes, if any, and to pay estimated ship expenses for our Vessel, we require a time charter equivalent, or TCE, rate of approximately $30,000 per day. The required rate is highly dependent on the ship operating expenses of the Vessel, which can fluctuate significantly during the remaining life of the Term Notes. A TCE rate of $30,000 per day, as the case may be, would not cover the final principal payment of $10,995,000 for the Vessel, and no assurance can be given that the Manager would be able to obtain charters at that charter hire rate in the future. Although the current estimates of the approximate residual value of our Vessel on the date of the final payments exceed $10,995,000, there can be no assurance given as to the residual or scrap value of our Vessel on the date the final payment is due.

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

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards.  We believe that the operation of our Vessel is in substantial compliance with applicable environmental laws and regulations and that our Vessel has all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful life of our Vessel. Moreover, additional legislation or regulation applicable to the operation of our Vessel that may be implemented in the future, such as in response to a serous marine incident like the 2010 BP plc Deepwater Horizon oil spill in the Gulf of Mexico could negatively affect our profitability.

International Maritime Organization

The International Maritime Organization, or the IMO, is the United Nations agency for maritime safety and the prevention of pollution by ships.  The IMO has adopted several international conventions that regulate the international shipping industry, including but not limited to the International Convention on Civil Liability for Oil Pollution Damage of 1969, generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, and the International Convention for the Prevention of Pollution from Ships of 1973, or the MARPOL Convention. The MARPOL Convention is broken into six Annexes, each of which establishes environmental standards relating to different sources of pollution: Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, adopted by the IMO in September of 1997, relates to air emissions.

The operation of our Vessel is also affected by the requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO under the International Convention for the Safety of Life at Sea of 1974, or SOLAS. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We intend to rely upon the safety management system that our appointed ship managers have developed.

The IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments in February 2004, or the BWM Convention. The Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force.  However, Panama may adopt this standard in the relatively near future, which would be sufficient for it to take force.  Upon entry into force of the BWM Convention, mid-ocean ballast exchange would be mandatory, and the cost of compliance could increase for ocean carriers.  If ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers. It is difficult to predict the overall impact of such a requirement on our operations.

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

United States

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all "owners and operators" whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, imposes liability for cleanup and natural resource damage from the release of hazardous substances (other than oil) whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Accordingly, both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  OPA limits the liability of responsible parties with respect tankers over 3,000 gross tons (other than single-hull tankers) to the greater of $2,000 per gross ton or $17.088 million. These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct.  The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

OPA permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. Some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, however, in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA.  Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies.  There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war.  Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel.  These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations.  The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA have no effect on the availability of damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our Vessel calls.

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. Under OPA and CERCLA, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum liability. We have provided such evidence and received certificates of financial responsibility from the U.S. Coast Guard for our Vessel as required.

Other U.S. Environmental Initiatives

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The United States Environmental Protection Agency, or EPA, has enacted rules requiring a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in United States waters. The EPA has proposed a draft 2013 Vessel General Permit to replace the current Vessel General Permit upon its expiration on December 19, 2013, authorizing discharges incidental to operations of commercial vessels. The draft permit also contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.

Compliance with the VGP could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other disposal arrangements, and/or otherwise restrict our vessels from entering United States waters. In addition, certain states have enacted more stringent discharge standards as conditions to their required certification of the VGP. We submit NOIs for our Vessel where required and do not believe that the costs associated with obtaining and complying with the VGP have a material impact on our operations.

U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters.  On March 23, 2012, the U.S. Coast Guard announced that it is amending its regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters.  The revised ballast water standards are consistent with those adopted by the IMO in 2004, and will be effective on or around June 20, 2012.  Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of certain engineering equipment and water treatment systems to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards each State. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our Vessel, to the extent it operates in covered port areas, is already equipped with vapor recovery systems that satisfy these existing requirements.

European Union

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water.  Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties.  Member States were required to enact laws or regulations to comply with the directive by the end of 2010.  Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained.  The European Union also adopted and then extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses.  The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. However, in July 2011 the MEPC adopted two new sets of mandatory requirements to address greenhouse gas emissions from ships that will enter into force in January 2013. Currently operating ships will be required to develop Ship Energy Efficiency Management Plans, and minimum energy efficiency levels per capacity mile will apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is also considering the development of market-based mechanisms to reduce greenhouse gas emissions from ships. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.

International Labor Organization

The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 will enter into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. The MLC 2006 has not yet been ratified, but its ratification would require us to develop new procedures to ensure full compliance with its requirements.

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

Our protection and indemnity insurance, or P&I insurance, covers third-party liabilities and other related expenses from, among other things, injury or death of crew, passengers and other third parties, claims arising from collisions, damage to cargo and other third-party property and pollution arising from oil or other substances. Our current P&I insurance coverage for pollution is the maximum commercially available amount of $1.0 billion per tanker per incident and is provided by mutual protection and indemnity associations. Each of the vessels currently in our fleet is entered in a protection and indemnity association which is a member of the International Group of Protection and Indemnity Mutual Assurance Associations. The 13 protection and indemnity associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. The pooling agreement provides a mechanism for sharing all claims in excess of $8 million up to approximately $6.9 billion. As a member of protection and indemnity associations, which are, in turn, members of the International Group, we are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations and members of the pool of protection and indemnity associations comprising the International Group.

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

The Ulriken has been trading in the spot market since re-delivery to the Company in December 2010.

Market Overview and Trend Information

The tanker market in 2011 was characterized by conflicts in Libya and the Middle-East, increasing demand for Suezmax transportation in areas such as the Mediterranean Sea. The market experienced decreased demand for transatlantic Suezmax movements mainly driven by US refinery closedowns. This was partly offset by increased demand for fuel transportation from the continent/east and crude volumes from West Africa/East.

Furthermore, owners were able to push the market up above breakeven rates for a short period in February when we had political unrest in the Middle-East but except for that the year was dominated by oversupply of vessels. In Q4 we saw the first signs of better demand for oil and crude transportation which combined with increased import to China from new regions demanding higher tonne-miles gave it a slightly better finish to the year than first expected.

According to industry sources, the average TCE rate for a modern VLCC was $22,100 per day in 2011. The first quarter of the year averaged $33,600 per day, which remained the best quarter of the year. For the second, third and fourth quarter the average earnings were $22,200, $11,400 and $23,000 per day respectively.

The average TCE rate for a modern Suezmax was $17,200 per day in 2011 according to industry sources. The first half of the year started with average earnings of $24,000 per day in the first quarter and $15,500 per day in the second quarter. The second half of the year returned lower earnings per day in the third quarter much due to the high availability of tonnage. Consequently the average TCE for the third and the fourth quarter was $10,000 and $21,000 per day respectively.

The VLCC fleet increased by approximately 10% in 2011 to 594 vessels. Throughout 2011, a total of 59 new vessels were delivered to owners and 8 new orders were placed. The total order book consisted of 123 vessels at the end of 2011, representing approximately 21% of the existing fleet.

The Suezmax fleet increased by approximately 9% in 2011 to 446 vessels. Throughout 2011, a total of 43 new vessels were delivered to owners and 11 new orders were placed. The total order book consisted of 114 vessels at the end of 2011, representing approximately 26% of the existing fleet.

Throughout 2012, it is estimated that 54 new VLCCs and 58 new Suezmaxes will enter the market, including 9 VLCCs and 18 Suezmaxes in the first quarter. In 2011, industry sources estimated that 79 VLCCs and 62 Suezmaxes would be delivered. This resulted in a 25% and 33% slippage for the year respectively and the trend is expected to continue throughout 2012. The phase-out program of single hulled vessels has not yet been completed and the fleet is currently counting 27 VLCCs and 9 Suezmaxes.

According to the February 2012 report from the International Energy Agency, or "IEA", average OPEC production is estimated at 30 million barrels per day in 2011. The expected 2012 OPEC production output figure has not yet been published by the IEA. However, the IEA estimates a production figure of about 30.9 million barrels per day for January 2012, which is approximately 390,000 barrels per day more compared to the production output in the fourth quarter of 2011.

The IEA further estimates that the average world oil demand was 89,07 million barrels per day in 2011, which represents an increase of 0.8% or 740,000 barrels per day from 2010. For 2012, the world oil demand is estimated at 89.9 million barrels per day, representing an increase of 0.9% or 830,000 barrels per day from 2011.

The bunker (vessel fuel oil) market followed movements in the oil market closely in 2011. The average bunker price in Fujairah and Philadelphia was $649/mt and $657/mt in 2011 respectively, which represented an increase of $183/mt and $178/mt respectively from 2010.

According to the 'World Economic Outlook - Update' published by The International Monetary Fund, or "IMF", in February 2012, World Output, or GDP, increased 3.8 % in 2011, which was a step backwards compared to the 2010 5.2 % increase. For 2012 and 2013 the IMF forecasts World GDP growth of 3.3 % and 3.9%, respectively.

Operating results

Year ended December 31, 2011 compared with the year ended December 31, 2010

Operating Revenues

(in thousands of $)	2011	2010	% Change
Charter revenues	17,455	9,709	79.8%

The increase in charter revenues in 2011 is attributable to the Vessel trading in the spot market since its redelivery to the Company following the termination of the Initial Charter on December 7, 2010.

Operating Expenses

(in thousands of $)	2011	2010	% Change
Voyage expenses	12,413	80	(15,516.3)%
Ship operating expenses	3,156	284	(1,111.3)%
Administrative expenses	63	58	(8.6)%
Depreciation	2,831	2,831	-

The increase in voyage expenses and ship operating expenses in 2011 is attributable to the Vessel trading in the spot market since its redelivery to the Company following the termination of the Initial Charter on December 7, 2010.

Other income (expenses)

(in thousands of $)	2011	2010	% Change
Interest income	312	1,476	(21.1)%
Interest expense	(4,066)	(4,348)	6.5%
Gain on termination of funding agreement	4,277	-	-
Other financial items	(99)	(380)	(73.9)%
Amortization of deferred charges	(39)	(39)	-

Interest income decreased in 2011 as a result of the termination of the fixed interest rate funding agreement. The Company's deposit is now held by the Bank of New York Mellon earning a lower rate of interest.

Interest expense has decreased in line with expectations, with interest expense falling in line with the principal loan outstanding each year.

The gain on termination of funding agreement is the market value adjustment paid to the Company as a result of the termination of the guaranteed investment contract.

Other financial items in 2011 consisted of legal fees in relation to the consent solicitation. In 2010 they consisted of consent solicitation fees and related legal expenses of $255,000 and $125,000, respectively.

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

Operating Expenses

(in thousands of $)	2010	2009	% Change
Voyage expenses	80	-	-
Ship operating expenses	284	-	-
Administrative expenses	58	57	1.8%
Depreciation	2,831	3,011	(6.0	) %

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

Liquidity and Capital Resources

On February 25, 2010, Chevron gave non-binding notice of termination of the bareboat charter for our Vessel. On June 3, 2010, Chevron gave a six months binding notice of termination and such termination took effect on December 7, 2010.  On December 17, 2010 the holders approved amendments to the Indenture of the Term Notes and the management agreements pursuant to a consent solicitation commenced on December 8, 2010. These amendments were made in connection with the termination of the Initial Charter for the Vessel and the potential termination of the vessel owned by IOM I-B and (i) approve the proposed sale of the Vessels provided an Adequate Bid (as defined in the Indenture as amended) has been received by Frontline, as manager of the Vessels, within a year following the effective date of the termination of the Initial Charter for the applicable Vessel, and (ii) during the period from the termination of the initial charter for each vessel and its sale, permit the chartering of the vessel by Frontline in the spot market or on time charters. We were not able to sell our Vessel within the year following the effective date of the termination of the Initial Charter for the Vessel and we have not been able to enter into a replacement time charter for our Vessel and it has been operating in the spot market since the termination of the Initial Charter.  Restricted cash balances, which may only be used to settle certain pre-arranged loan or lease payments, minimum deposits, management fees and the Vessels' operating costs, must be maintained in accordance with contractual arrangements.

In order to make scheduled sinking fund and interest payments on the Term Notes, if any, and to pay estimated ship expenses for our Vessel, we require a time charter equivalent, or TCE, rate of approximately $30,000 per day. The average TCE rate for the Vessel in the year ended December 31, 2011, was approximately $13,900 per day. The required rate is highly dependent on the ship operating expenses of the Vessel, which can fluctuate significantly during the remaining life of the Term Notes. A TCE rate of $30,000 per day, as the case may be, would not cover the final principal payment of $10,995,000 for the Vessel, and no assurance can be given that the Manager would be able to obtain charters at that charter hire rate in the future. Although the current estimates of the approximate residual value of our Vessel on the date of the final payments exceed $10,995,000, there can be no assurance given as to the residual or scrap value of our Vessel on the date the final payment is due.

Chevron's option to terminate the bareboat charter for the Phoenix Voyager, which is the vessel owned by IOM I-B, on March 15, 2011 has passed. Consequently, the bareboat charter for the Phoenix Voyager will continue to March 15, 2013, at least. All of our Term Notes are secured by assets cross-collateralized with the assets of IOM I-B.

Off-balance Sheet Arrangements

The Company is jointly and severally liable under the Term Notes with IOM I-B.  At December 31, 2011 the amount outstanding on the Term Notes was $99,695,000. In preparing the separate company financial statements of the Company and IOM I-B, the aggregate amount of the Notes has been allocated so as to reflect the difference in the contracted cost of the vessels.

Tabular disclosure of Contractual Obligations

As at December 31, 2011, we had the following contractual obligations and commitments:

	Payments due by period
(in thousands of $)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Term Notes (8.04%)	3,900	8,790	10,285	26,370	49,345
Interest	3,891	6,795	5,294	4,114	20,094

Total contractual obligations	7,791	15,585	15,579	30,484	69,439

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

Vessel

The Vessel is depreciated based on cost less estimated residual value over the useful life of the vessel.

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

As of December 31, 2011, we believe that the basic market value of our Vessel, based on shipbroker reports, is $17.6 million less than its carrying value. However, we believe that the future undiscounted cash flows expected to be earned by the Vessel over its operating life would exceed the Vessel's carrying values as of December 31, 2011, and accordingly, have not recorded an impairment charge.

We refer you to the risk factor entitled "Because the market value of our Vessel may fluctuate significantly, we may incur losses when we sell our Vessel which may adversely affect our earnings" and the discussion herein under the heading "Business Overview".

Recently Issued Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-04 "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs". In general, ASU 2011-04 clarifies the FASB's intent about the application of existing fair value measurement and disclosure requirements, and for many of these requirements the amendments are not intended to result in any change in the application of Accounting Standards Codification ("ASC") Topic 820 ("Fair Value Measurement"). At the same time, there are some amendments that do change particular principles or requirements relating to fair value measurement and disclosure.  ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011. Its adoption is not expected to have a material impact on the Company's disclosures or financial position, results of operations, and cash flows.

In June 2011, the FASB issued ASU 2011-05 "Presentation of Comprehensive Income" in order to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity, and requires entities to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 is effective for fiscal years beginning after December 15, 2011, although early adoption is permitted. Its adoption will affect the presentation of the Company's financial statements, but is not expected to have a material impact on the Company's disclosures or financial position, results of operations, and cash flows. ASU 2011-05 also included the requirement to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) in which the components of net income and the components of other comprehensive income are presented. Owing to concerns raised about difficulties in its implementation, this latter requirement has been deferred for further consideration, through the issue by the FASB in December 2011 of ASU 2011-12 "Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05".  Its adoption is not expected to have a material impact on the Company's disclosures or financial position, results of operations, and cash flows.

In December 2011, the FASB issued ASU 2011-11 "Disclosures about Offsetting Assets and Liabilities" in order to standardize the disclosure requirements under US GAAP and IFRS relating to both instruments and transactions eligible for offset in financial statements. ASU 2011-11 is applicable for annual reporting periods beginning on or after January 1, 2013. Its adoption is not expected to have a material impact on the Company's disclosures.

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

Name	Age	Position with the Company

Andrew James Baker	52	Secretary
Kate Blankenship	47	Director
John Michael Killip	67	Director
Tor Olav Trøim	49	Director

John Michael Killip has been a non-executive Isle of Man resident director of the Company since February 13, 2001. Mr. Killip is a director of Cains Fiduciaries Limited ("CFL"), the corporate service provider owned by Cains Advocates Limited, Isle of Man ("Cains"), which is legal adviser to the Company and as such is entitled to charge for professional advice and services. He has been in a managerial capacity with Cains/CFL for over 20 years.

Andrew James Baker:  Isle of Man resident and has been secretary of the Company since November 1996. Mr. Baker is a solicitor with Cains, which is legal adviser to the Company and as such is entitled to charge for professional advice and services. He has been a solicitor with Cains since March 1994. Prior to that he was a partner with the law firm Pennington's since 1987.

Kate Blankenship has been a director of the Company since November 1, 1998. Mrs. Blankenship has been a director of the Manager since March 2000. Mrs. Blankenship served as the Chief Accounting Officer and Secretary of Frontline from 1994 until October 2005. Mrs. Blankenship served as Chief Financial Officer of Knightsbridge Tankers Limited from April 2000 to September 2007. Mrs. Blankenship has been a director of Ship Finance International Limited since October 2003. Mrs. Blankenship has served as a director of ITCL since February 2008, Golar LNG Limited since July 2003, Golden Ocean Group Limited since November 2004, Seadrill since May 2005, Archer Limited since August 2007, Golar LNG Partners LP since September 2007 and Frontline 2012 Ltd. since December 2011. She is a member of the Institute of Chartered Accountants in England and Wales.

Tor Olav Trøim has been a director of the Company since November 1, 1998. Mr. Trøim graduated as M.Sc Naval Architect from the University of Trondheim, Norway in 1985. He was formerly an Equity Portfolio Manager with Storebrand ASA (1987-1990), and Chief Executive Officer for the Norwegian Oil Company DNO AS (1992-1995). Since 1995 Mr. Trøim has been a director of Seatankers Management in Cyprus. Mr. Trøim serves as a director of and Chairman of ITCL, a director of Seadrill Limited, Golden Ocean Group Limited, Aktiv Kapital ASA, Archer Limited, Golar LNG Limited, Golar LNG Partners LP and as an alternate director of Frontline Ltd.

B.  Compensation

During the year ended December 31, 2011, we made no compensation payments to our directors and officers.

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

ITEM 7.                      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

As of April 4, 2012, except as set forth below, the Company is not aware of any beneficial owner of more than 5% of its Common Stock.

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

B.  Related Party Transactions

As discussed in Item 4. "Information on the Company", Frontline, the ultimate parent, is our Manager. In the years ended December 31, 2011, 2010 and 2009, Frontline has provided management services to the Company pursuant to a management agreement which is effective until termination by either party upon 30 days prior written notice.

Sea Team Singapore Pte. Limited, a majority owned subsidiary of Frontline, became the technical manager of the Ulriken on December 7, 2010. Balances owed by Seateam Singapore Pte. Limited relate to advance payments made with respect to technical management expenses.

A summary of net amounts incurred from related parties for the years ended December 31, 2011, 2010 and 2009 are as follows:

(in thousands of $)	2011	2010	2009
Management fee expense - Frontline Ltd.	50	50	50
Technical management fee – SeaTeam Singapore Pte. Limited	218	-	-

Amounts due from related parties at December 31 are as follows;

(in thousands of $)	2011	2010
SeaTeam Singapore Pte. Limited	157	-
ITCL	1,829	-
	1,986	-

An amount of $1.8 million was advanced to ITCL at December 31, 2011 to fund the operating expenses of the Vessel.

Amounts due to related parties at December 31 are as follows;

(in thousands of $)	2011	2010
SeaTeam Singapore Pte. Limited	-	19
ITCL	-	1,095
Frontline Ltd.	46	46
	46	1,160

An amount of $1.1 million is owed to ITCL at December 31, 2010, mainly in respect of monies advanced by ITCL to an operating account to be used for the funding of operating expenses of the Vessel.

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

E.  Taxation

Isle of Man

The Company is subject to Isle of Man income tax at zero percent.  There is no tax on income of distributions accruing to or derived for the Company, nor in connection with any transactions with the Company, or any shareholders.

No estate, inheritance, succession, or gift tax, rate, duty, levy or other charge is payable in the Isle of Man with respect to any shares, debt obligations or other securities of the Company.

There is no reciprocal tax treaty between the Isle of Man and the United States.

F.  Dividends and Paying Agents

Not applicable.

G.  Statement by Experts

Not applicable.

H.  Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Commission. These materials, including this annual report and the accompanying exhibits may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, NE, Room 1580, Washington D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at 100 F Street, NE, Washington, D.C. 20549. The Commission maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, documents referred to in this annual report may be inspected at the office of the Manager at Par-la-Ville Place 4th Floor, 14 Par-la-Ville Road, Hamilton, Bermuda and at Fort Anne, Douglas, Isle of Man.

I.  Subsidiary Information

Not applicable.

ITEM 11.                      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a)   Quantitative information about market risk

Quantitative information about market risk instruments at December 31, 2011 is as follows:

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

The following table provides the scheduled sinking fund redemption amounts and final principal payment on the Term Notes.

Scheduled payment date
(in thousands of $)

February 1, 2012	1,910
August 1, 2012	1,990
February 1, 2013	2,070
August 1, 2013	2,150
February 1, 2014	2,240
August 1, 2014	2,330
February 1, 2015	2,420
August 1, 2015	2,520
February 1, 2016	2,620
August 1, 2016	2,725
February 1, 2017	2,835
August 1, 2017	2,950
February 1, 2018	3,070
August 1, 2018	3,190
February 1, 2019	14,325
Total	$ 49,345

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

PART II

ITEM 13.                      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.                      CONTROLS AND PROCEDURES

(a)           Disclosure controls and procedures

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of December 31, 2011, the end of the period covered by this annual report. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective as of December 31, 2011.

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

Our management with the participation of our principal executive officer and principal financial officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2011. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2011.

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

ITEM 16C.                      PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2011 and 2010 was PricewaterhouseCoopers AS. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by PricewaterhouseCoopers AS.

(in thousands of $)	2011	2010

Audit fees (a)	21	20
Audit related fees (b)	-	-
Tax fees (c)	-	-
All other fees (d)	-	-
Total	21	20

a)	Audit Fees

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

ITEM 16E.                      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.                      CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.                      CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.                      MINE SAFETY DISCLOSURES

Not applicable.

PART III

ITEM 17.                      FINANCIAL STATEMENTS

Not applicable.

ITEM 18.                      FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-11 together with the report of PricewaterhouseCoopers AS hereon, are filed as part of this annual report:

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

2.3*
Supplement No. 2, dated as of December 17, 2010 to the Indenture, dated as of December 1, 1996, among Golden State Petroleum Transport Corporation and Golden State Petro (IOM I-A) PLC and Golden State Petro (IOM I-B) PLC and The Bank of New York Mellon as indenture trustee (as successor to United States Trust Company of New York, as indenture trustee) incorporated by reference to Exhibit 2.3 in the Annual Report of Golden State Petro (IOM I-A) PLC on Form 20-F for the fiscal year ended December 31, 2011.

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
101

The following materials from Golden State (IOM I-A) PLC's Annual Report on Form 20-F for the fiscal year ended December 31, 2011, formatted in eXtensible Business Reporting Language (XBRL): (i) Statements of Operations and Retained Earnings for the years ended December 31, 2011, 2010 and 2009; (ii) Balance Sheets as of December 31, 2011 and 2010; (iii) Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009; and (iv) Notes to Financial Statements.

* Incorporated by reference to the filing indicated.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden State Petro (IOM I-A) PLC
(Registrant)

Date: April 4, 2012	By:	/s/ Kate Blankenship
	Name:	Kate Blankenship
	Title:	Principal Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
Golden State Petro (IOM I-A) PLC

We have audited the accompanying balance sheets of Golden State Petro (IOM I-A) PLC (the "Company") as of December 31, 2011 and December 31, 2010 and the related statements of operations and retained earnings and of cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Golden State Petro (IOM I-A) PLC as of December 31, 2011 and December 31, 2010, the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers AS

PricewaterhouseCoopers AS
Oslo, Norway
April 4, 2012

Golden State Petro (IOM I-A) PLC
Statement of Operations and Retained Earnings for the years ended December 31, 2011, 2010 and 2009
(in thousands of $)

	2011	2010	2009
Operating revenues
Charter revenues	17,455	9,709	10,403
Total operating revenues	17,455	9,709	10,403

Operating expenses
Voyage expenses	12,413	80	-
Ship operating expenses	3,156	284	-
Administrative expenses	63	58	57
Depreciation	2,831	2,831	3,011
Total operating expenses	18,463	3,253	3,068
Net operating (loss) income	(1,008)	6,456	7,335
Other income (expenses)
Interest income	312	1,476	1,242
Interest expense	(4,066)	(4,348)	(4,609)
Gain on termination of funding agreement	4,277	-	-
Other financial items	(99)	(380)	-
Amortization of deferred charges	(39)	(39)	(39)
Net other income (expenses)	385	(3,291)	(3,406)
Net (loss) income	(623)	3,165	3,929

Retained earnings at the start of year	19,731	16,566	12,637
Retained earnings at the end of year	19,108	19,731	16,566

See accompanying notes that are an integral part of these financial statements.

Golden State Petro (IOM I-A) PLC
Balance Sheet as of December 31, 2011 and 2010
(in thousands of $)

	2011	2010
ASSETS
Current assets
Restricted cash and investments	20,862	27,745
Related party receivables	1,986	-
Inventories	1,786	788
Voyages in progress	1,331	-
Other current assets	515	90
Total current assets	26,480	28,623
Vessel, net	45,221	48,052
Deferred charges	276	315
Total assets	71,977	76,990

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	3,900	3,605
Trade accounts payable	42	886
Due to related parties	46	1,160
Accrued expenses	3,436	2,263
Total current liabilities	7,424	7,914
Long-term debt	45,445	49,345
Total liabilities	52,869	57,259

Equity
Common stock: 2 shares of no par value	-	-
Retained earnings	19,108	19,731
Total equity	19,108	19,731
Total liabilities and equity	71,977	76,990

See accompanying notes that are an integral part of these financial statements.

Golden State Petro (IOM I-A) PLC
Statement of Cash Flows for the years ended December 31, 2011, 2010 and 2009
(in thousands of $)

	2011	2010	2009

Net (loss) income	(623)	3,165	3,929
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation	2,831	2,831	3,011
Amortization of deferred charges	39	39	39
Gain on termination of funding agreement	(4,277)	-	-
Changes in operating assets and liabilities:
Inventories	(998)	(788)	-
Voyages in progress	(1,331)	-	-
Other current assets	(425)	(90)	-
Trade accounts payable	(844)	886	-
Related party balances	(3,100)	1,139	-
Accrued expenses and other current liabilities	1,173	(506)	770
Net cash (used in) provided by operating activities	(7,555)	6,676	7,749

Investing activities
Change in restricted cash and investments	11,160	(3,341)	(4,669)
Net cash provided by (used in) investing activities	11,160	(3,341)	(4,669)

Financing activities
Repayment of debt	(3,605)	(3,335)	(3,080)
Net cash used in financing activities	(3,605)	(3,335)	(3,080)

Net change in cash and cash equivalents	-	-	-
Cash and cash equivalents at beginning of year	-	-	-
Cash and cash equivalents at end of year	-	-	-

Supplemental disclosure of cash flow information:
Interest paid	4,187	4,460	4,712

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

On December 17, 2010 the holders approved amendments to the Indenture of the Term Notes and the management agreements pursuant to a consent solicitation commenced on December 8, 2010. These amendments were made in connection with the termination of the Initial Charter for the Vessel and the potential termination of the vessel owned by IOM I-B and (i) approve the proposed sale of the Vessels provided an Adequate Bid (as defined in the Indenture as amended) has been received by Frontline, as manager of the Vessels, within a year following the effective date of the termination of the Initial Charter for the applicable Vessel and (ii) during the period from the termination of the initial charter for each vessel and its sale, permit the chartering of the vessel by Frontline in the spot market or on time charters. We were not able to sell our Vessel within the year following the effective date of the termination of the Initial Charter for the Vessel and we have not been able to enter into a replacement time charter for our Vessel and it has been operating in the spot market since the termination of the Initial Charter.

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

Restricted Cash and Investments
Restricted cash consists of bank deposits, which may only be used to settle certain pre-arranged loan or lease payments, minimum deposits, management fees and the Vessels' operating costs, must be maintained in accordance with contractual arrangements.

Restricted investments consists of deposits in guaranteed investment contracts, which must be maintained in accordance with contractual arrangements and may only be used to pay principal and interest on the Company's debt and management fees. The guaranteed investment contracts are considered to be investments held to maturity and as such are stated at cost plus accrued interest. When a contract is terminated by the Company, a market value adjustment is added to the value of the investment at the termination date. There were no guaranteed investment contracts outstanding at December 31, 2011.

Inventories
Inventories comprise principally of fuel and lubricating oils and are stated at the lower of cost or market value. Cost is determined on a first-in, first-out basis.

Vessel
The cost of the Vessel, including capitalized costs and interest, less estimated residual value is being depreciated on a straight line basis over the Vessel's remaining life. The estimated economic useful life of the Vessel is 25 years. On July 1, 2009, the Company effected a change in estimate related to the estimated scrap rate for the Vessel from $154 per lightweight ton to $281 per lightweight ton. The resulting change in salvage values has been applied prospectively and reduced depreciation by $0.2 million for the six months and year ended December 31, 2009. This change also resulted in an increase in net income of $0.2 million.

Impairment of Long-lived Assets
The carrying value of long-lived assets that are held and used by the Company are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Such indicators may include depressed spot rates and depressed second hand tanker values. We assess recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net undiscounted cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. In addition, long-lived assets to be disposed of are reported at the lower of carrying amount and fair value less estimated costs to sell.

Deferred Charges
Loan costs, including debt arrangement fees, are capitalized and amortized over the life of the Term Notes using the straight line interest method in the Company's statements of operations. This is not materially different to the effective interest method.

Trade accounts receivable
Trade and other receivables are presented net of allowances for doubtful balances. If amounts become uncollectible, they are charged against income when that determination is made.

Allocation of the Notes
The Company is jointly and severally liable under the Term Notes with IOM I-B. At December 31, 2011 the amount outstanding on the Term Notes was $99,695,000. In preparing the separate company financial statements of the Company and IOM I-B, the aggregate amount of the Notes was allocated so as to reflect the difference in the contracted cost of the Vessels.

Revenue and expense recognition
Revenues are generated from freight billings, time charter and bareboat charter hires. Voyage revenues and expenses are recognized ratably over the estimated length of each voyage and, therefore, are allocated between reporting periods based on the relative transit time in each period. The impact of recognizing voyage expenses ratably over the length of each voyage is not materially different on a quarterly and annual basis from a method of recognizing such costs as incurred. Probable losses on voyages are provided for in full at the time such losses can be estimated. Time charter and bareboat charter revenues are recorded over the term of the charter as a service is provided. The Company uses a discharge-to-discharge basis in determining percentage of completion for all spot voyages and voyages servicing contracts of affreightment whereby it recognizes revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. However, the Company does not recognize revenue if a charter has not been contractually committed to by a customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Drydocking
Normal vessel repair and maintenance costs are expensed when incurred. The Company recognizes the cost of a drydocking at the time the drydocking takes place, that is, it applies the "expense as incurred" method.

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

Comprehensive income
The Company has no comprehensive income.

3.   NEWLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-04 "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs". In general, ASU 2011-04 clarifies the FASB's intent about the application of existing fair value measurement and disclosure requirements, and for many of these requirements the amendments are not intended to result in any change in the application of Accounting Standards Codification ("ASC") Topic 820 ("Fair Value Measurement"). At the same time, there are some amendments that do change particular principles or requirements relating to fair value measurement and disclosure.  ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011. Its adoption is not expected to have a material impact on the Company's disclosures or statement of financial position, results of operations, and cash flows.

In June 2011, the FASB issued ASU 2011-05 "Presentation of Comprehensive Income" in order to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity, and requires entities to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 is effective for fiscal years beginning after December 15, 2011, although early adoption is permitted. Its adoption will affect the presentation of the Company's financial statements, but is not expected to have a material impact on the Company's disclosures or financial position, results of operations, and cash flows. ASU 2011-05 also included the requirement to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) in which the components of net income and the components of other comprehensive income are presented. Owing to concerns raised about difficulties in its implementation, this latter requirement has been deferred for further consideration, through the issue by the FASB in December 2011 of ASU 2011-12 "Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05". Its adoption is not expected to have a material impact on the Company's disclosures or statement of financial position, results of operations, and cash flows.

In December 2011, the FASB issued ASU 2011-11 "Disclosures about Offsetting Assets and Liabilities" in order to standardize the disclosure requirements under US GAAP and IFRS relating to both instruments and transactions eligible for offset in financial statements. ASU 2011-11 is applicable for annual reporting periods beginning on or after January 1, 2013. Its adoption is not expected to have a material impact on the Company's disclosures.

4.   TAXATION

The Company is exempt from United States Federal, state and local income taxes on its international shipping income and is zero rated for Isle of Man taxation. The Company expects all of its income to remain exempt from United States Federal, state and local income taxes. Accordingly, no provision for taxes has been made in these financial statements.

5.   OTHER FINANCIAL ITEMS

Other financial items in 2010 consist of consent solicitation fees and related legal expenses of $255,000 and $125,000, respectively. In 2011, legal fees in relation to the consent solicitation were incurred.

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

On March 11, 2011, the Company received $4.3 million being the market value adjustment to its guaranteed investment contract for which termination notice was given by the Company in February 2011. This amount was recorded as a gain on termination of funding agreement. The Company's restricted cash and investments are now held by Bank of New York Mellon. There were no guaranteed investment contracts outstanding at December 31, 2011.

Restricted cash and investments may only be used to settle certain pre-arranged loan or lease payments, minimum deposits, management fees and the Vessels' operating costs, and must be maintained in accordance with contractual arrangements.

8.   TRADE RECEIVABLES, NET

Trade account receivable, which are included in Other current assets, are presented net of allowances for doubtful accounts relating to freight and demurrage claims amounting to $0.02 million and $nil as of December 31, 2011 and 2010, respectively.

9.   LEASES

On February 25, 2010, Chevron gave non-binding notice of termination of the bareboat charter for the Vessel. On June 3, 2010, Chevron gave six months' binding notice of termination which took effect on December 7, 2010 at which time the Vessel was re-delivered to the Company.

10.   VESSEL

(in thousands of $)	2011	2010
Cost	86,068	86,068
Accumulated depreciation	(40,847)	(38,016)
	45,221	48,052

Depreciation expense was $2.8 million, $2.8 million and $3.0 million for the years ended December 31, 2011, 2010 and 2009, respectively.

11.   DEFERRED CHARGES

(in thousands of $)	2011	2010
Debt arrangement fees	864	864
Accumulated amortization	(588)	(549)
	276	315

12.   ACCRUED EXPENSES

(in thousands of $)	2011	2010
Interest payable	1,653	1,774
Accrued operating expenses	376	123
Accrued voyage expenses	1,407	-
Accrued administration expenses	-	366
	3,436	2,263

13.   DEBT

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

(in thousands of $)	2011	2010
Term Notes due February 1, 2019	49,345	52,950
Less: short-term portion	(3,900)	(3,605)
	45,445	49,345

The outstanding debt as of December 31, 2011 is repayable as follows:

(in thousands of $)
Year ending December 31,
2012	3,900
2013	4,220
2014	4,570
2015	4,940
2016	5,345
Thereafter	26,370
49,345

As of December 31, 2011, the effective interest rate for the Term Notes was 8.04%.

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

The following table provides the scheduled sinking fund redemption amounts and final principal payment on the Term Notes.

Scheduled Payment Date (in thousands of $)	Amount
February 1, 2012	1,910
August 1, 2012	1,990
February 1, 2013	2,070
August 1, 2013	2,150
February 1, 2014	2,240
August 1, 2014	2,330
February 1, 2015	2,420
August 1, 2015	2,520
February 1, 2016	2,620
August 1, 2016	2,725
February 1, 2017	2,835
August 1, 2017	2,950
February 1, 2018	3,070
August 1, 2018	3,190
February 1, 2019	14,325
Total debt	49,345

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

14.   SHARE CAPITAL

Authorized share capital:
	2011	2010
2,000 common stock of no par value	2,000	2,000

Issued and outstanding share capital:
	2011	2010
2 common stock of no par value	2	2

All of the Company's issued and outstanding common shares have been pledged to the Trustee.

15.   FINANCIAL INSTRUMENTS

Fair Values
The carrying value and estimate fair value of the Company's financial instruments at December 31, 2011 and 2010 are as follows:

	2011	2011	2010	2010
(in thousands of $)	Fair Value	Carrying Value	Fair Value	Carrying Value
Financial assets:
Restricted cash and investments	20,862	20,862	32,022	27,745
Financial liabilities:
Term Notes	47,753	49,345	53,850	52,950

The estimated fair value of financial assets and liabilities are as follows:

	2011
(in thousands of $)	Fair Value	Level 1	Level 2	Level 3
Financial assets:
Restricted cash and investments	20,862	20,862	-	-
Financial liabilities:
Term Notes	47,753	-	47,753	-

The following methods and assumptions were used to estimate the fair value of each class of financial instrument;

Restricted cash and investments - at December 31, 2011 the carrying value is a reasonable estimate of fair value. The fair value at December 31, 2010 includes the market value adjustment received by the Company in March 2011 which was recorded as income in 2011. There were no guaranteed investment contracts outstanding at December 31, 2011.

Term Notes - at December 31, 2011 the estimated fair value of the 8.04% First Preferred Mortgage Term Notes is based on the market price achieved in the last significant trading of the notes, adjusted for movements in the fixed income markets up to the year end (level two per ASC Topic 820). At December 31, 2010, the estimated fair value of the Term Notes were disclosed as level one per ASC Topic 820. Trading of these notes was less active during 2011 and the Company now considers a level two valuation to be appropriate.

Concentrations of risk
The Company has no sources for the payment of the principal of, and the interest on, the Term Notes except for the restricted cash and investment accounts held by the Trustee. Accordingly, the Company's ability to pay debt service on the Term Notes is wholly dependent upon its financial condition, results of operation and cash flows from the Vessel's operation.

There is a concentration of credit risk with respect to restricted cash and investments to the extent that all of the amounts were invested with Bank of New York Mellon as of December 31, 2011.

In 2011, three customers (2010:  one customer) each accounted for 10 percent or more of freight revenues.

16.   ASSETS PLEDGED

(in thousands of $)	2011	2010
Vessel, net	45,221	48,052
Restricted cash and investments	20,862	27,745
	66,083	75,797

The Term Notes are collateralized by a statutory first mortgage on the Vessel. Restricted cash and investments are also pledged to pay principal and interest on the Term Notes.

17.   RELATED PARTY TRANSACTIONS

In the years ended December 31, 2011, 2010 and 2009, Frontline has provided management services to the Company pursuant to a management agreement which is effective until termination by either party upon 30 days prior written notice.

SeaTeam Singapore Pte. Limited, a majority owned subsidiary of Frontline, became the technical manager of the Ulriken on December 7, 2010. Balances owed by SeaTeam Singapore Pte. Limited relate to advance payments made with respect to technical management expenses.

A summary of net amounts incurred from related parties for the years ended December 31, 2011, 2010 and 2009 are as follows:

(in thousands of $)	2011	2010	2009
Management fee expense - Frontline Ltd.	50	50	50
Technical management fee – SeaTeam Singapore Pte. Limited	218	-	-

Amounts due from related parties at December 31 are as follows;

(in thousands of $)	2011	2010
SeaTeam Singapore Pte. Limited	157	-
ITCL	1,829	-
	1,986	-

An amount of $1.8 million was advanced to ITCL at December 31, 2011 to fund the operating expenses of the Vessel.

Amounts due to related parties at December 31 are as follows;

(in thousands of $)	2011	2010
SeaTeam Singapore Pte. Limited	-	19
ITCL	-	1,095
Frontline Ltd.	46	46
	46	1,160

An amount of $1.1 million is owed to ITCL at December 31, 2010, mainly in respect of monies advanced by ITCL to an operating account to be used for the funding of operating expenses of the Vessel.