Form 20-F
period 2013-12-31
GOLDEN STATE PETRO IOM I A PLC
filed 2014-04-29
CIK 1038460

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
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
In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market, as a result of changes in the petroleum production levels of the Organization of the Petroleum Exporting Countries, or OPEC, and world wide oil consumption and storage, changes in the company's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by Golden State Petro (IOM 1-A) PLC with the Securities and Exchange Commission, or Commission.

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
A.  Selected Financial Data
The selected statement of operations data of the Company with respect to the fiscal years ended December 31, 2013, 2012 and 2011, and the selected balance sheet data as of December 31, 2013 and 2012, respectively have been derived from the Company's financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected statement of operations data with respect to the fiscal years ended December 31, 2010 and 2009, and the selected balance sheet data as of December 31, 2011, 2010 and 2009, have been derived from financial statements of the Company not included herein. The following table should also be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the Company's Financial Statements and Notes thereto included herein. The Company's accounts are maintained in U.S. dollars.

	Fiscal year ended December 31,
	2013	2012	2011	2010	2009
(in thousands of $, except per share data)
Statement of operations data:
Total operating revenues	12,208	17,283	17,455	9,709	10,403
Net (loss) income	(7,577)	(6,968)	(623)	3,165	3,929

Per share data:
Dividends per share	—	—	—	—	—

Balance sheet data:
Vessel, net	39,559	42,390	45,221	48,052	50,883
Total assets	48,501	59,366	71,977	76,990	75,641
Current portion of long-term debt	4,570	4,220	3,900	3,605	3,335
Long-term debt	36,655	41,225	45,445	49,345	52,950
Equity	4,563	12,140	19,108	19,731	16,566
Number of shares	2	2	2	2	2
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
The factors affecting the supply and demand for tankers have been volatile and are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable, including those discussed above. While market conditions have improved, continued volatility, may reduce demand for transportation of oil over longer distances and increase supply of tankers to carry that oil, which may have a material adverse effect on our business, financial condition, results of operations and cash flows.
The international tanker industry has experienced volatile charter rates and vessel values and there can be no assurance that these charter rates and vessel values will return to their previous levels
Charter rates in the tanker industry are volatile. We anticipate that future demand for our Vessel, and in turn our future charter rates, will be dependent upon economic growth in the world's economies, as well as seasonal and regional changes in demand and changes in the capacity of the world's fleet. We believe that the relatively high charter rates that were paid prior to 2008 were the result of economic growth in the world economies that exceeded growth in global vessel capacity. Since 2008, charter rates have been volatile and there can be no assurance that economic growth will not stagnate or decline leading to a decrease in vessel values and charter rates. A decline in vessel values and charter rates would have an adverse effect on our business, financial condition and results of operation.
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
We are dependent on a spot charter and any decrease in spot charter rates in the future may adversely affect our earnings
Our Vessel is currently employed in the spot market, exposing us to fluctuations in spot market charter rates. Historically, the tanker market has been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. The ongoing global economic situation may further reduce demand for transportation of oil over longer distances and supply of tankers to carry such oil, which may materially affect our revenues, profitability and cash flows. The spot charter market may fluctuate significantly based upon supply and demand of vessels and oil. The successful operation of our Vessel in the competitive spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. If future spot charter rates decline, then we may be unable to operate our Vessel trading in the spot market profitably, meet our obligations, including servicing our debt. Furthermore, as charter rates for spot charters are fixed for a single voyage, which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

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
In addition, continuing volatile economic conditions affecting the United States and world economies may result in reduced consumption of oil products and a decreased demand for our Vessel and lower charter rates, which could have a material adverse effect on our earnings.
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
If economic conditions throughout the world do not improve, it will have an adverse impact on our operations and financial results

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy continues to face a number of challenges, including the recent turmoil and hostilities in the Middle East, North Africa and other geographic areas and countries and continuing economic weakness in the European Union. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and gas and for our services. While market conditions have improved, continued and developing economic and governmental factors, together with the concurrent volatility in charter rates and vessel values, have had a material adverse effect on our results of operations, financial condition and cash flows.

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

The continued economic slowdown in the Asia Pacific region, especially in Japan and China, may exacerbate the effect on us of the recent slowdown in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP for the year ended December 31, 2013, is estimated to remain around 7.7%, approximately the same growth rate for the year ended December 31, 2012, remaining below pre-2008 levels. China has imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our financial condition and results of operations, as well as our future prospects, would likely be impeded by a continuing or worsening economic downturn in any of these countries.

The inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position

As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which was established on September 27, 2012 to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. As of the end of 2013, financial assistance disbursements under the ESM and EFSF were being made to Greece, Portugal and Cyprus, with Ireland and Spain exiting the EFSF in December 2013. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations. Potential adverse developments in the outlook for European countries could reduce the overall demand for oil cargoes and for our services. Market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

Acts of piracy on ocean-going vessels could adversely affect our business
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide decreased during 2013 to its lowest level since 2007, sea piracy incidents continue occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea, with tankers particularly vulnerable to such attacks. If these piracy attacks result in regions in which our Vessel is deployed being characterized by insurers as "war risk" zones by insurers or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain.  In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our Vessel, or an increase in cost, or unavailability of insurance for our Vessel, could have a material adverse impact on our business, results of operations, cash flows and financial condition and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under any charters we enter into.
World events could affect our results of operations and financial condition
Continuing conflicts in the Middle East and North Africa, and the presence of United States and other armed forces in Afghanistan, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets.  These uncertainties could also adversely affect our ability to obtain financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences, or the perception that our Vessel is a potential terrorist target, could have a material adverse impact on our business, financial condition and results of operations.

If our Vessel calls on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, that could adversely affect investor perceptions and the market for the Term Notes
From time to time on charterers' instructions, our Vessel may call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. With effect from July 1, 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies, such as ours, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, on May 1, 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the “Joint Plan of Action” (“JPOA”). Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and EU would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the U.S. and E.U. indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014.

In addition, charterers and other parties that we have previously entered into contracts with regarding our vessel may be affiliated with persons or entities that are now or may soon be the subject of sanctions imposed by the Obama administration and/or the European Union or other international bodies in March 2014 in response to recent events relating to Russia, Crimea and the Ukraine. If we determine that such sanctions require us to terminate existing contracts or if we are found to be in violation of such sanctions, we may suffer reputational harm and our results of operations may be adversely affected.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our Term Notes may adversely affect the price at which our Term Notes trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our Vessel, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our Term Notes may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of the Term Notes may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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
Our operations will be subject to numerous laws and regulations, in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our Vessel operates or is registered, which can significantly affect the ownership and operation of our Vessel. These requirements include, but are not limited to, European Union regulations, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Clean Air Act, the U.S. Clean Water Act, the International Maritime Organization, or IMO, International Convention on Civil Liability for Oil Pollution Damage of 1969, generally referred to as CLC, the IMO International Convention on Civil Liability for Bunker Oil Pollution Damage, the IMO International Convention for the Prevention of Pollution from Ships of 1973, generally referred to as MARPOL, the IMO International Convention for the Safety of Life at Sea of 1974, generally referred to as SOLAS, the IMO International Convention on Load Lines of 1966 and the U.S. Maritime Transportation Security Act of 2002.  Compliance with such laws and regulations, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful life of our Vessel. Compliance with such laws and regulations may require us to obtain certain permits or authorizations prior to commencing operations. Failure to obtain such permits or authorizations could materially impact our business results of operations, financial conditions and ability to pay dividends by delaying or limiting our ability to accept charterers. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents.  Additionally, we cannot predict the cost of compliance with any new regulations that may be promulgated as a result of the 2010 BP plc Deepwater Horizon oil spill in the Gulf of Mexico.  These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition.

The IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force. However, Panama may adopt this standard in the relatively near future, which would be sufficient for it to take force. If mid-ocean ballast exchange is made mandatory, or if ballast water treatment requirements or options are instituted, the cost of compliance could increase for ocean carriers, and the costs of ballast water treatment may be material.

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
Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption of our business
International shipping is subject to security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Under the U.S. Maritime Transportation Security Act of 2002, or MTSA, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. These security procedures can result in delays in the loading, offloading or trans-shipment and the levying of customs duties, fines or other penalties against  exporters or importers and, in some cases, carriers. Future changes to the existing security procedures may be implemented that could affect the tanker sector. These changes have the potential to impose additional financial and legal obligations on carriers and, in certain cases, to render the shipment of certain types of goods uneconomical or impractical. These additional costs could reduce the volume of goods shipped, resulting in a decreased demand for vessels and have a negative effect on our business, revenues and customer relations.
Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties and an adverse effect on our business
We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.
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
Substantial leverage and debt service could affect our ability to grow and service our debt obligations

We are highly leveraged. As of December 31, 2013, we had $41.2 million in total indebtedness outstanding and equity of $4.6 million. The degree to which we are leveraged could have important consequences for the holders of our Term Notes, including:

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
On December 17, 2010, the holders approved amendments to the Indenture governing our Term Notes (as amended and supplemented, the “Indenture”) and the management agreements pursuant to a consent solicitation commenced on December 8, 2010. These amendments were made in connection with the termination of the Initial Charter for the Vessel and the potential termination of the vessel owned by IOM I-B and (i) approve the proposed sale of the Vessels provided an Adequate Bid (as defined in the Indenture as amended) has been received by Frontline, as manager of the Vessels, within a year following the effective date of the termination of the Initial Charter for the applicable Vessel, and (ii) during the period from the termination of the initial charter for each vessel and its sale, permit the chartering of the vessel by Frontline in the spot market or on time charters. We were not able to sell our Vessel within the year following the effective date of the termination of the Initial Charter for the Vessel and we have not been able to enter into a replacement time charter for our Vessel and it has been operating in the spot market since the termination of the Initial Charter.

In March 2014, IOM I-B entered into an agreement to sell its Vessel to an unrelated third party. The Vessel was delivered to the buyer on March 11, 2014. IOM I-B will comply with the provisions of the Indenture.

Remarketing

Following termination of the Initial Charter, the Manager has determined that an acceptable replacement charter for our Vessel was not available. Pursuant to the Management Agreement and the Indenture, the Manager has been seeking bids for the sale of the Vessel and has chartered the Vessel on the spot market. In order to make scheduled sinking fund and interest payments on the Term Notes, if any, and to pay estimated ship expenses for our Vessel, we require a time charter equivalent, or TCE, rate of approximately $31,000 per day. The required rate is highly dependent on the ship operating expenses of the Vessel, which can fluctuate significantly during the remaining life of the Term Notes. A TCE rate of $31,000 per day, as the case may be, would not cover the final principal payment of $10,995,000 for the Vessel, and no assurance can be given that the Manager would be able to obtain charters at that charter hire rate in the future. Although the current estimates of the approximate residual value of our Vessel on the date of the final payments exceed $10,995,000, there can be no assurance given as to the residual or scrap value of our Vessel on the date the final payment is due.

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

Our Vessel is subject to both scheduled and unscheduled inspections by a variety of government, quasi-governmental and private organizations including local port authorities, national authorities, harbor masters or equivalents, classification societies, flag state administrations (countries of registry) and charterers. Our failure to maintain permits, licenses, certificates or other approvals required by some of these entities could require us to incur substantial costs or temporarily suspend operation of our Vessel.

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

Under OPA, vessel owners and operators are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  OPA limits the liability of responsible parties with respect to tankers over 3,000 gross tons to the greater of $2,000 per gross ton or $17.088 million per double hull tanker, and with respect to non-tank vessels, the greater of $1,000 per gross ton or $854,000 for any non-tank vessel, respectively. These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct.  The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

The United States Environmental Protection Agency, or EPA, has enacted rules requiring a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in United States waters. On March 28, 2013, EPA re-issued the VGP for another five years; this 2013 VGP took effect December 19, 2013. This permit focuses on authorizing discharges incidental to operations of commercial vessels and the new permit is also expected to contain numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.

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

International Labor Organization

The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 will enter into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. On August 20, 2012, the required number of countries met and MLC 2006 entered into force on August 20, 2013. The ratification of MLC 2006 will require us to develop new procedures to ensure full compliance with its requirements.

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
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Overview
The following discussion should be read in conjunction with "Item 3. Selected Financial Data" and the Company's audited Financial Statements and Notes thereto included herein.
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

Market Overview and Trend Information

The market rate for a VLCC trading on a standard ‘TD3’ voyage between the Arabian Gulf and Japan in the fourth quarter of 2013 was WS 53, representing an increase of WS 17 points from the third quarter of 2013 and an increase of WS 10 points from the fourth quarter of 2012. The flat rate increased by 9.1 percent from 2012 to 2013.

Bunkers at Fujairah averaged $615/mt in the fourth quarter of 2013 compared to $660/mt in the third quarter of 2013. Bunker prices varied between a high of $629/mt on November 1 and a low of $604.5/mt on October 2.

The International Energy Agency's ("IEA") February 2014 report stated an OPEC crude production, including Iraq, of 29.8 million barrels per day (mb/d) in the fourth of 2013. This was a decrease of 0.8 mb/d compared to the third quarter of 2013 due to Libyan production collapsing and Iraq being unable to sustain the record levels seen earlier in the year.

The IEA estimates that world oil demand averaged 92.2 mb/d in the fourth quarter of 2013, which is an increase of 0.2 mb/d compared to the previous quarter. IEA estimates that world oil demand in 2014 will be 92.6 mb/d, representing an increase of 1.4 percent or 1.3 mb/d from 2013.

The VLCC fleet totaled 623 vessels at the end of 2013 compared with 622 vessels at the end of 2012. The order book counted 82 vessels at the end of 2013, which represents approximately 13 percent of the VLCC fleet. According to industry sources, there is one remaining single hull vessel.

Operating results

Year ended December 31, 2013 compared with the year ended December 31, 2012

Operating Revenues

(in thousands of $)	2013	2012	Change
Charter revenues	12,208	17,283	(29.4)%

The Vessel traded in the spot market for the whole of 2013 and 2012. Operating revenues decreased in 2013 due to the Vessel trading at lower daily rates in 2013 as compared to 2012. In addition, the Vessel was off-hire for 24 days in 2013 due to its dry dock.

Operating Expenses

(in thousands of $)	2013	2012	Change
Voyage expenses	9,291	14,083	(34.0)%
Ship operating expenses	4,139	3,482	18.9%
Administrative expenses	50	50	—%
Depreciation	2,831	2,831	—
The decrease in voyage expenses in 2013 is consistent with the decrease in operating revenues and the fact the Vessel was off-hire for 24 days.

The increase in ship operating expenses in 2013 is primarily attributable to dry docking expenses.

Administrative expenses in 2013 and 2012 relate to the management fee paid to our Manager.

Depreciation is in line with expectations.

Other income (expenses)

(in thousands of $)	2013	2012	% Change
Interest income	—	1	(100.0)%
Interest expense	(3,429)	(3,760)	(8.8)%
Other financial items	(6)	(7)	(14.3)%
Amortization of deferred charges	(39)	(39)	—

Interest income decreased in 2013 due to a reduction in the Company's deposit held by the Bank of New York Mellon.

Interest expense has decreased in line with expectations, with interest expense falling in line with the principal loan outstanding each year.

Other financial items in 2013 and 2012 consisted of bank fees.

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

Depreciation is in line with expectations.

Other income (expenses)

(in thousands of $)	2012	2011	Change
Interest income	1	312	(99.7)%
Interest expense	(3,760)	(4,066)	(7.5)%
Gain on termination of funding agreement	—	4,277	(100.0)%
Other financial items	(7)	(99)	(92.9)%
Amortization of deferred charges	(39)	(39)	—
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
In order to make scheduled sinking fund and interest payments on the Term Notes, if any, and to pay estimated ship expenses for our Vessel, we require a time charter equivalent, or TCE, rate of approximately $31,000 per day. The average TCE rate for the Vessel in the year ended December 31, 2013, was approximately $8,600 per day and the TCE rate for the Vessel in the three months ended March 31, 2014, was approximately $40,000 per day. The required rate is highly dependent on the ship operating expenses of the Vessel, which can fluctuate significantly during the remaining life of the Vessel. A TCE rate of $31,000 per day, as the case may be, would not cover the final principal payment of $10,995,000 for the Term Notes, and no assurance can be given that the Manager would be able to obtain charters at that charter hire rate in the future. Although the current estimates of the approximate residual value of our Vessel on the date of the final payments exceed $10,995,000, there can be no assurance given as to the residual or scrap value of our Vessel on the date the final payment is due.

Chevron terminated the bareboat charter for the Ulysses, which is the vessel owned by IOM I-B, on March 15, 2013 at which time the Ulysses commenced trading in the spot market. In March 2014, IOM I-B entered into an agreement to sell the Ulysses to an unrelated third party for net sale proceeds of $25.5 million and the Ulysses was delivered to the buyer on March 11, 2014. The principal amount of Term Notes outstanding in IOM I-B in March 2014 following the scheduled payment on February 1, 2014 was $39.7 million and the net sale proceeds of $25.5 million will be used to partially repay this amount. The shortfall of $14.2 million will be repaid from the restricted cash balance in IOM I-B in the second quarter of 2014 in accordance with the terms of the Indenture.

Our Term Notes are secured by and cross-collateralized with the assets of IOM I-B including the restricted cash balance in IOM I-B. Our restricted cash and the restricted cash in IOM I-B may only be used to settle certain pre-arranged loan or lease payments, minimum deposits, management fees and the Vessels' operating costs, must be maintained in accordance with contractual arrangements. The restricted cash balance in IOM I-B following the repayment of its Term Notes will be available for the repayment of our Term Notes.

The indenture governing the Term Notes includes certain covenants that, among other things, prohibit the Company and GSPTC from incurring additional indebtedness (other than subordinated loans) and impose limitations on the amount of investments, on loans, advances, mergers, the payment of dividends and the making of certain other payments, the creation of liens and certain transactions with affiliates. The Company was in compliance with these covenants at December 31, 2013.

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

Off-balance Sheet Arrangements

The Company is jointly and severally liable under the Term Notes with IOM I-B. At December 31, 2013 the amount outstanding on the Term Notes was $83,240,000. In preparing the separate financial statements of the Company and IOM I-B, the aggregate amount of the Notes has been allocated so as to reflect the difference in the contracted cost of the vessels.

Tabular disclosure of Contractual Obligations
As at December 31, 2013, we had the following contractual obligations and commitments:

	Payments due by period
(in thousands of $)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Term Notes (8.04%)	4,570	10,285	12,045	14,325	41,225
Interest	3,224	5,294	3,538	576	12,632
Total contractual obligations	7,794	15,579	15,583	14,901	53,857
Interest is payable on the Term Notes at a fixed rate of 8.04% until maturity.
Critical Accounting Policies
Our principal accounting policies are described in Note 2 to the financial statements, which are included in "Item 18. Financial Statements". The most critical accounting policies include:
Revenue Recognition
Revenues are generated from freight billings, time charter and bareboat charter hires. Voyage revenues are recognized ratably over the estimated length of each voyage and, therefore, are allocated between reporting periods based on the relative transit time in each period. Time charter and bareboat charter revenues are recorded over the term of the charter as a service is provided. The Company uses a discharge-to-discharge basis in determining percentage of completion for all spot voyages and voyages servicing contracts of affreightment whereby it recognizes revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. However, the Company does not recognize revenue if a charter has not been contractually committed to by a customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

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

In developing estimates of future cash flows, the Company must make assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, drydocking requirements, residual value and the estimated remaining useful life of the Vessel. These assumptions are based on historical trends as well as future expectations. Specifically, in estimating future charter rates, management takes into consideration estimated daily time charter equivalent rates for the unfixed days over the estimated remaining life of the Vessel. The estimated daily time charter equivalent rates used for unfixed days are based on a combination of (i) time charter forecasts, and (ii) the trailing 20-year historical average rates, based on quarterly average rates published by an independent third party maritime research service. Recognizing that the transportation of crude oil is cyclical and subject to significant volatility based on factors beyond the Company's control, management believes the use of estimates based on the combination of internally forecasted rates and 20-year historical average rates calculated as of the reporting date to be reasonable. The Company assumed a 100% probability of a 'held for use' scenario in its impairment assessment.

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

The following table summarizes the actual rates used by the Company in its impairment testing at December 31, 2013, together with break even rate and the actual rate, for its Vessel;

	Rates Used (1)
($ per day)	First three years	Thereafter	Actual rate (2)
Vessel	25,800	38,000	9,900

1.	The Company uses time charter rates for three years and a 20-year historical average rate thereafter.

2.	The actual rate is the rate achieved by the Vessel in the fourth quarter of 2013.

The Company concluded that no impairment charge was required in 2013. If the trailing 1-year and 3-year historical average rates had been used in the cash flow forecasts then the carrying value would not have been recovered. This would have resulted in an impairment loss in 2013 of approximately $16.8 million. The results of the Company's 2013 impairment testing on its Vessel would not have been impacted if the trailing 5-year historical average rate had been used in the cash flow forecasts instead of the 20-year historical average rate.

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
As of December 31, 2013, we believe that the basic market value of our Vessel, based on shipbroker reports, is $16.8 million less than its carrying value. However, we believe that the future undiscounted cash flows expected to be earned by the Vessel over its operating life would exceed the Vessel's carrying values as of December 31, 2013, and accordingly, have not recorded an impairment charge.
We refer you to the risk factor entitled "Because the market value of our Vessel may fluctuate significantly, we may incur losses when we sell our Vessel which may adversely affect our earnings" and the discussion herein under the heading "Business Overview".

Recently Issued Accounting Pronouncements
ASU 2013-04, Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date. This ASU provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. The amendments are effective for fiscal years beginning after December 15, 2013, and the Company is currently considering the impact on the its financial statements.

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

Name	Age	Position with the Company
Andrew James Baker	54	Secretary
Kate Blankenship	49	Director
John Michael Killip	69	Director
Tor Olav Trøim	51	Director
John Michael Killip has been a non-executive Isle of Man resident director of the Company since February 13, 2001. Mr. Killip is a divisional director of Cains Fiduciaries Limited ("CFL"), the corporate service provider owned by Cains Advocates Limited, Isle of Man ("Cains"), which is legal adviser to the Company and as such is entitled to charge for professional advice and services. He has been in a managerial capacity with Cains/CFL for over 20 years.
Andrew James Baker is a resident of the Isle of Man and has been secretary of the Company since November 4, 1996. Mr. Baker is a solicitor with Cains, which is legal adviser to the Company and as such is entitled to charge for professional advice and services. He has been a solicitor with Cains since March 1994. Prior to that he was a partner with the law firm Penningtons since 1987.
Kate Blankenship has been a director of the Company since November 1, 1998. Mrs. Blankenship has been a director of the Manager since March 2000. Mrs. Blankenship served as the Chief Accounting Officer and Secretary of Frontline from 1994 until October 2005. Mrs. Blankenship served as Chief Financial Officer of Knightsbridge Tankers Limited from April 2000 to September 2007. Mrs. Blankenship has been a director of Ship Finance International Limited since October 2003. Mrs. Blankenship has served as a director of Golar LNG Limited since July 2003, Golden Ocean Group Limited since November 2004, Seadrill Limited since May 2005, Archer Limited since August 2007, Golar LNG Partners LP since September 2007, ITCL since February 2008, Frontline 2012 Ltd since December 2011, Seadrill Partners LLC since June 2012 and Avance Gas Holding Limited since October 2013. She is a member of the Institute of Chartered Accountants in England and Wales.
Tor Olav Trøim has been a director of the Company since November 1, 1998. Mr. Trøim graduated as M.Sc Naval Architect from the University of Trondheim, Norway in 1985. He was formerly an Equity Portfolio Manager with Storebrand ASA (1987-1990), and Chief Executive Officer for the Norwegian Oil Company DNO AS (1992-1995). Mr. Trøim was a director of Seatankers Management in Cyprus from 1995 until June 2009. Mr. Trøim serves as a director of and Chairman of ITCL, a director of Seadrill Limited, Seadrill Partners LLC, Golden Ocean Group Limited, Aktiv Kapital ASA, Archer Limited, Marine Harvest ASA, Golar LNG Limited, Golar LNG Partners LP and Frontline 2012 Ltd.
B.  Compensation
During the year ended December 31, 2013, we made no compensation payments to our directors and officers.

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
Frontline is our Manager as described below in "Item 7. Major Shareholder and Related Party Transactions – Related Party Transactions".
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
B.  Related Party Transactions
As discussed in "Item 4. Information on the Company", Frontline, the ultimate parent, is our Manager. In the years ended December 31, 2013, 2012 and 2011, Frontline has provided management services to the Company pursuant to a management agreement which is effective until termination by either party upon 30 days prior written notice.
SeaTeam Singapore Pte. Limited, a majority owned subsidiary of Frontline, became the technical manager of the Ulriken on December 7, 2010. Balances owed by SeaTeam Singapore Pte. Limited relate to advance payments made with respect to technical management expenses.
A summary of net amounts incurred from related parties for the years ended December 31, 2013, 2012 and 2011 are as follows:

(in thousands of $)	2013	2012	2011
Management fee expense - Frontline Ltd.	50	50	50
Technical management fee – SeaTeam Singapore Pte. Limited	257	219	218

Amounts due from related parties at December 31 are as follows;

(in thousands of $)	2013	2012
SeaTeam Singapore Pte. Limited	1,041	86
ITCL	1,429	217
	2,470	303
An amount of $1.4 million was advanced to ITCL at December 31, 2013, in order to fund the operating expenses of the Vessel as the Company did not have a bank account that could be used for this purpose.
Amounts due to related parties at December 31, 2013 and 2012 are due to Frontline Ltd.
C.  Interests of Experts and Counsel
Not applicable.
ITEM 8. FINANCIAL INFORMATION
A.  Consolidated Statements and Other Financial Information
See "Item 18. Financial Statements" below.
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
I.  Subsidiary Information
Not applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a)	Quantitative information about market risk
Quantitative information about market risk instruments at December 31, 2013 is as follows:

i)	Serial Notes

The last principal repayment and final interest payment were paid on February 1, 2006.

ii)	Term Notes
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
The following table provides the scheduled sinking fund redemption amounts and final principal payment on the Term Notes.

(in thousands of $)
February 1, 2014	2,240
August 1, 2014	2,330
February 1, 2015	2,420
August 1, 2015	2,520
February 1, 2016	2,620
August 1, 2016	2,725
February 1, 2017	2,835
August 1, 2017	2,950
February 1, 2018	3,070
August 1, 2018	3,190
February 1, 2019	14,325
Total	41,225

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
The indenture governing the Term Notes includes certain covenants that, among other things, prohibit the Company and GSPTC from incurring additional indebtedness (other than subordinated loans) and impose limitations on the amount of investments, on loans, advances, mergers, the payment of dividends and the making of certain other payments, the creation of liens and certain transactions with affiliates. The Company was in compliance with these covenants at December 31, 2013.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.
ITEM 15. CONTROLS AND PROCEDURES
(a)           Disclosure controls and procedures
Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of December 31, 2013, the end of the period covered by this annual report. Based upon that evaluation, management with the participation of the principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective as of December 31, 2013.
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
Management conducted the evaluation of the effectiveness of the internal controls over financial reporting using the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in 1992 in its report entitled Internal Control-Integrated Framework.
Our management with the participation of our principal executive officer and principal financial officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2013. Based upon that evaluation, our management with the participation of our principal executive officer and principal financial officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2013.
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our principal accountant for 2013 and 2012 was PricewaterhouseCoopers AS. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by PricewaterhouseCoopers AS.

(in thousands of $)	2013	2012
Audit fees (a)	18	25
Audit related fees (b)	—	—
Tax fees (c)	—	—
All other fees (d)	—	—
Total	18	25

a)	Audit Fees
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

12.1	Certification of the Principal Executive Officer pursuant to Rule 13A-14(a) and Rule 15d-14(a) of the Securities Act, as amended.

12.2	Certification of the Principal Financial Officer pursuant to Rule 13A-14(a) and Rule 15d-14(a) of the Securities Act, as amended.

13.1	Certifications of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certifications of the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.	INS XBRL Instance Document
101.	SCH XBRL Taxonomy Extension Schema
101.	CAL XBRL Taxonomy Extension Schema Calculation Linkbase
101.	DEF XBRL Taxonomy Extension Schema Definition Linkbase
101.	LAB XBRL Taxonomy Extension Schema Label Linkbase
101.	PRE XBRL Taxonomy Extension Schema Presentation Linkbase
*    Incorporated by reference to the filing indicated.

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden State Petro (IOM I-A) PLC
(Registrant)

Date:	April 29, 2014	By:	/s/ Kate Blankenship
		Name:	Kate Blankenship
		Title:	Principal Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
Golden State Petro (IOM I-A) PLC
We have audited the accompanying balance sheets of Golden State Petro (IOM I-A) PLC (the "Company") as of December 31, 2013 and December 31, 2012 and the related statements of operations and retained earnings and of cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Golden State Petro (IOM I-A) PLC as of December 31, 2013 and December 31, 2012, the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers AS
PricewaterhouseCoopers AS
Oslo, Norway
April 29, 2014

Golden State Petro (IOM I-A) PLC
Statement of Operations and Retained Earnings for the years ended December 31, 2013, 2012 and 2011
(in thousands of $)

	2013	2012	2011
Operating revenues
Charter revenues	12,208	17,283	17,455
Total operating revenues	12,208	17,283	17,455

Operating expenses
Voyage expenses	9,291	14,083	12,413
Ship operating expenses	4,139	3,482	3,156
Administrative expenses	50	50	63
Depreciation	2,831	2,831	2,831
Total operating expenses	16,311	20,446	18,463
Net operating loss	(4,103)	(3,163)	(1,008)
Other income (expenses)
Interest income	—	1	312
Interest expense	(3,429)	(3,760)	(4,066)
Gain on termination of funding agreement	—	—	4,277
Other financial items	(6)	(7)	(99)
Amortization of deferred charges	(39)	(39)	(39)
Net other (expenses) income	(3,474)	(3,805)	385
Net loss	(7,577)	(6,968)	(623)
Retained earnings at start of year	12,140	19,108	19,731
Retained earnings at end of year	4,563	12,140	19,108

See accompanying notes that are an integral part of these financial statements.

Golden State Petro (IOM I-A) PLC
Balance Sheet as of December 31, 2013 and 2012
(in thousands of $)

	2013	2012
ASSETS
Current assets
Restricted cash and investments	5,169	13,066
Related party receivables	2,470	303
Inventories	471	1,682
Voyages in progress	—	1,256
Other current assets	634	432
Total current assets	8,744	16,739
Vessel, net	39,559	42,390
Deferred charges	198	237
Total assets	48,501	59,366

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	4,570	4,220
Trade accounts payable	51	26
Due to related parties	46	96
Accrued expenses and other current liabilities	2,616	1,659
Total current liabilities	7,283	6,001
Long-term debt	36,655	41,225
Total liabilities	43,938	47,226

Equity
Common stock: 2 shares of no par value	—	—
Retained earnings	4,563	12,140
Total equity	4,563	12,140
Total liabilities and equity	48,501	59,366

See accompanying notes that are an integral part of these financial statements.

Golden State Petro (IOM I-A) PLC
Statement of Cash Flows for the years ended December 31, 2013, 2012 and 2011
(in thousands of $)

	2013	2012	2011

Net loss	(7,577)	(6,968)	(623)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2,831	2,831	2,831
Amortization of deferred charges	39	39	39
Gain on termination of funding agreement	—	—	(4,277)
Changes in operating assets and liabilities:
Inventories	1,211	104	(998)
Voyages in progress	1,256	75	(1,331)
Other current assets	(202)	83	(425)
Trade accounts payable	25	(16)	(844)
Related party balances	(2,217)	1,733	(3,100)
Accrued expenses and other current liabilities	957	(1,777)	1,173
Net cash used in operating activities	(3,677)	(3,896)	(7,555)
Investing activities
Change in restricted cash and investments	7,897	7,796	11,160
Net cash provided by investing activities	7,897	7,796	11,160
Financing activities
Repayment of debt	(4,220)	(3,900)	(3,605)
Net cash used in financing activities	(4,220)	(3,900)	(3,605)
Net change in cash and cash equivalents	—	—	—
Cash and cash equivalents at beginning of year	—	—	—
Cash and cash equivalents at end of year	—	—	—

Supplemental disclosure of cash flow information:
Interest paid	3,570	3,891	4,187

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

As of December 31, 2010, the Company held a restricted investment in the form of a guaranteed investment contract, which had to be maintained in accordance with contractual arrangements and could only be used to pay principal and interest on the Company's debt and management fees. The guaranteed investment contract was considered to be an investment held to maturity and as such was stated at cost plus accrued interest. When the contract was terminated by the Company in 2011, a market value adjustment was added to the value of the investment at the termination date. $4.3 million was recorded as a gain on termination of a funding agreement in 2011. There were no guaranteed investment contracts outstanding at December 31, 2013 and 2012.

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

Allocation of the Notes
The Company is jointly and severally liable under the Term Notes with IOM I-B. At December 31, 2013 the amount outstanding on the Term Notes was $83,240,000. In preparing the separate company financial statements of the Company and IOM I-B, the aggregate amount of the Notes was allocated so as to reflect the difference in the contracted cost of the Vessels.

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

3.   NEWLY ISSUED ACCOUNTING PRONOUNCEMENTS
ASU 2013-04, Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date. This ASU provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. The amendments are effective for fiscal years beginning after December 15, 2013, and the Company is currently considering the impact on the its financial statements.

4.   TAXATION
The Company is exempt from United States Federal, state and local income taxes on its international shipping income and is zero rated for Isle of Man taxation. The Company expects all of its income to remain exempt from United States Federal, state and local income taxes. Accordingly, no provision for taxes has been made in these financial statements.
5.   OTHER FINANCIAL ITEMS
In 2011, legal fees in relation to the consent solicitation in 2010 were incurred. There were no material other financial items in 2012 and 2013.
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
On March 11, 2011, the Company received $4.3 million being the market value adjustment to its guaranteed investment contract for which termination notice was given by the Company in February 2011. This amount was recorded as a gain on termination of funding agreement. The Company's restricted cash and investments are now held by Bank of New York Mellon. There were no guaranteed investment contracts outstanding at December 31, 2013.
Restricted cash and investments may only be used to settle certain pre-arranged loan or lease payments, minimum deposits, management fees and the Vessels' operating costs, and must be maintained in accordance with contractual arrangements.
8.   TRADE RECEIVABLES, NET
Trade account receivable, which are included in Other current assets, are presented net of allowances for doubtful accounts relating to freight and demurrage claims amounting to $0.03 million and $0.01 as of December 31, 2013 and 2012, respectively.
9.   VESSEL

(in thousands of $)	2013	2012
Cost	86,068	86,068
Accumulated depreciation	(46,509)	(43,678)
	39,559	42,390
Depreciation expense was $2.8 million for each of the years ended December 31, 2013, 2012 and 2011.
10.   DEFERRED CHARGES

(in thousands of $)	2013	2012
Debt arrangement fees	864	864
Accumulated amortization	(666)	(627)
	198	237

11.   ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

(in thousands of $)	2013	2012
Interest payable	1,381	1,522
Accrued operating expenses	1,178	104
Accrued voyage expenses	57	33
	2,616	1,659

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

(in thousands of $)	2013	2012
Term Notes due February 1, 2019	41,225	45,445
Less: short-term portion	(4,570)	(4,220)
	36,655	41,225
The outstanding debt as of December 31, 2013 is repayable as follows:

(in thousands of $)
Year ending December 31,
2014	4,570
2015	4,940
2016	5,345
2017	5,785
2018	6,260
Thereafter	14,325
41,225
As of December 31, 2013, the effective interest rate for the Term Notes was 8.04%.
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

The following table provides the scheduled sinking fund redemption amounts and final principal payment on the Term Notes.

Scheduled Payment Date (in thousands of $)	Amount
February 1, 2014	2,240
August 1, 2014	2,330
February 1, 2015	2,420
August 1, 2015	2,520
February 1, 2016	2,620
August 1, 2016	2,725
February 1, 2017	2,835
August 1, 2017	2,950
February 1, 2018	3,070
August 1, 2018	3,190
February 1, 2019	14,325
Total debt	41,225
The Term Notes have priority of payment as described in the Indenture Agreement dated as of December 1, 1996 and are collateralized by a statutory first mortgage on the Vessel and certain other collateral. All of our Term Notes are secured by assets cross-collateralized with the assets of IOM I-B. At December 31, 2013 the amount outstanding on the Term Notes was $83,240,000.
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
The indenture governing the Term Notes includes certain covenants that, among other things, prohibit the Company and GSPTC from incurring additional indebtedness (other than subordinated loans) and impose limitations on the amount of investments, on loans, advances, mergers, the payment of dividends and the making of certain other payments, the creation of liens and certain transactions with affiliates. The Company was in compliance with these covenants at December 31, 2013.
13.   SHARE CAPITAL
Authorized share capital:

(in thousands of $)	2013	2012
2,000 shares of common stock of no par value	—	—
Issued and outstanding share capital:

(in thousands of $)	2013	2012
2 shares of common stock of no par value	—	—
All of the Company's issued and outstanding common shares have been pledged to the Trustee.

14.   FINANCIAL INSTRUMENTS
Fair Values
The carrying value and estimate fair value of the Company's financial instruments at December 31, 2013 and 2012 are as follows:

	2013	2013	2012	2012
(in thousands of $)	Fair Value	Carrying Value	Fair Value	Carrying Value
Financial assets:
Restricted cash and investments	5,169	5,169	13,066	13,066
Financial liabilities:
Term Notes	35,012	41,225	38,219	45,445
The estimated fair value of financial assets and liabilities are as follows:

	2013
(in thousands of $)	Fair Value	Level 1	Level 2	Level 3
Financial assets:
Restricted cash and investments	5,169	5,169	—	—
Financial liabilities:
Term Notes	35,012	—	35,012	—

	2012
(in thousands of $)	Fair Value	Level 1	Level 2	Level 3
Financial assets:
Restricted cash and investments	13,066	13,066	—	—
Financial liabilities:
Term Notes	38,219	—	38,219	—
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
Concentrations of risk
The Company has no sources for the payment of the principal of, and the interest on, the Term Notes except for the restricted cash and investment accounts held by the Trustee. Accordingly, the Company's ability to pay debt service on the Term Notes is wholly dependent upon its financial condition, results of operation and cash flows from the Vessel's operation. All of the Company's Term Notes are secured by assets cross-collateralized with the assets of IOM I-B.

There is a concentration of credit risk with respect to restricted cash and investments to the extent that all of the amounts were invested with Bank of New York Mellon as of December 31, 2013.

In 2013, five customers (2012:  three customers, 2011: three customers) each accounted for 10 percent or more of freight revenues.

15.   ASSETS PLEDGED

(in thousands of $)	2013	2012
Vessel, net	39,559	42,390
Restricted cash and investments	5,169	13,066
	44,728	55,456
The Term Notes are collateralized by a statutory first mortgage on the Vessel. Restricted cash and investments are also pledged to pay principal and interest on the Term Notes.
16.   RELATED PARTY TRANSACTIONS
In the years ended December 31, 2013, 2012 and 2011, Frontline has provided management services to the Company pursuant to a management agreement which is effective until termination by either party upon 30 days prior written notice.
SeaTeam Singapore Pte. Limited, a majority owned subsidiary of Frontline, became the technical manager of the Ulriken on December 7, 2010. Balances owed by SeaTeam Singapore Pte. Limited relate to advance payments made with respect to technical management expenses.
A summary of net amounts incurred from related parties for the years ended December 31, 2013, 2012 and 2011 are as follows:

(in thousands of $)	2013	2012	2011
Management fee expense - Frontline Ltd.	50	50	50
Technical management fee – SeaTeam Singapore Pte. Limited	257	219	218
Amounts due from related parties at December 31 are as follows:

(in thousands of $)	2013	2012
SeaTeam Singapore Pte. Limited	1,041	86
ITCL	1,429	217
	2,470	303
An amount of $1.4 million was advanced to ITCL at December 31, 2013, in order to fund the operating expenses of the Vessel as the Company did not have a bank account that could be used for this purpose.
Amounts due to related parties at December 31, 2013 and 2012 are due to Frontline Ltd.
17. SUBSEQUENT EVENT

In March 2014, IOM I-B entered into an agreement to sell the Ulysses to an unrelated third party for net sale proceeds of $25.5 million and the Ulysses was delivered to the buyer on March 11, 2014. The principal amount of Term Notes outstanding in IOM I-B in March 2014 following the scheduled payment on February 1, 2014 was $39.7 million and the net sale proceeds of $25.5 million will be used to partially repay this amount. The shortfall of $14.2 million will be repaid from the restricted cash balance in IOM I-B in the second quarter of 2014 in accordance with the terms of the Indenture.